As filed with the Securities and Exchange Commission on April 19, 2011

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

Under

The Securities Act of 1933

CSR plc

(Exact name of Registrant as Specified in its Charter)

England and Wales	3674	98-0616631
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Churchill House, Cambridge Business Park, Cowley Road,

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692 000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

National Registered Agents, Inc.

875 Avenue of the Americas, Suite 501

New York, NY 10001

United States of America

Tel: (609) 716-0300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David J. Segre Steven V. Bernard Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 Telephone: (650) 493-9300	William Underhill Slaughter and May One Bunhill Row London EC1Y 8YY United Kingdom Telephone: +44 (0) 20 7600 1200	Adam R. Dolinko General Counsel CSR plc Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Telephone: +44 (0) 1223 692 000	Christopher Denten Zoran Corporation 1390 Kifer Road Sunnyvale, California 94086 Telephone: (408) 523-6500	Daniel R. Mitz Stephen E. Gillette Jones Day 1755 Embarcadero Road Palo Alto, California 94303 Telephone: (650) 739-3939

Approximate date of commencement of proposed sale of the securities to the public: as promptly as practicable after the effective date of this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)     ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)     ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered(2)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Ordinary Shares, nominal value £0.001	114,039,772 shares	$ N/A	$ 623,211,943	$ 72,355

(1)	All of the securities being offered hereby will be issued in the form of American Depositary Shares of the registrant (each a “CSR ADS”) evidenced by American Depositary Receipts issuable upon exchange of shares of common stock par value $0.001 per share of Zoran Corporation (“Zoran”). Each CSR ADS represents four ordinary shares, nominal value £0.001 per share, of the registrant (each a “CSR ordinary share”). The CSR ADSs will be issuable upon deposit of CSR ordinary shares and have been registered under a registration statement on Form F-6. Each share of Zoran common stock will be exchanged for 0.4625 of a CSR ADS.
(2)	Based on the maximum number of ordinary shares of CSR plc to be issued in connection with the merger, calculated as the product of (a) 61,643,120 shares, the maximum number of shares of Zoran common stock that may be cancelled and exchanged in the merger (including (i) outstanding Zoran stock options, restricted stock and restricted stock units, (ii) the maximum number of Zoran stock options and restricted stock units issuable pursuant to the merger agreement prior to the closing of the merger and (iii) shares of Zoran common stock purchasable under the Zoran Employee Stock Purchase Plan, for an aggregate of 12,344,632 additional shares of Zoran common stock, which CSR believes to be a reasonable estimate of the aggregate number of options, restricted stock and restricted stock units as well as shares purchasable under the Zoran Employee Stock Purchase Plan that are likely to be outstanding as of the consummation of the transactions contemplated in the merger agreement) and (b) the exchange ratio of 1.85 CSR ordinary shares for each share of Zoran common stock.
(3)	Pursuant to Rules 457(f)(1) and 457(c) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the aggregate market value of the approximate number of shares of Zoran common stock to be exchanged for CSR ADSs in the merger (calculated as set forth in note (2) above) based upon a market value of $10.11 per share of Zoran common stock, the average of the high and low sale prices per share of Zoran common stock on The NASDAQ Global Select Market on April 18, 2011.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until then registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Zoran may not ask you to vote and CSR may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where such offer, sale or solicitation is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED APRIL 19, 2011

PROSPECTUS

CSR PLC

PROXY STATEMENT

ZORAN CORPORATION

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the merger or the securities to be issued in the merger or determined whether this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Please pay particular attention to the “Risk Factors” section beginning on page 26 of this proxy statement/prospectus.

This is not a prospectus published in accordance with the prospectus rules made under Part VI of the United Kingdom Financial Services and Markets Act 2000 (as set out in the Financial Services Authority Handbook) (the “UK Prospectus Rules”). CSR intends to publish a prospectus under the UK Prospectus Rules in connection with its application for admission of CSR ordinary shares to listing on the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the main market of the London Stock Exchange. A copy of such prospectus may be obtained at CSR’s website (www.csr.com) following approval by the Financial Services Authority of the United Kingdom.

This proxy statement/prospectus is dated [            ], 2011, and is being first mailed to Zoran stockholders on or about [            ], 2011.

Zoran Corporation

1390 Kifer Road

Sunnyvale, California 94086

(408) 523-6500 [            ], 2011

Dear Zoran Stockholder:

You are cordially invited to attend a special meeting of stockholders of Zoran Corporation, a Delaware corporation, to be held at [10:00 a.m.], local time, on [            ], 2011, at Zoran’s principal executive offices located at 1390 Kifer Road, Sunnyvale, California. Enclosed are a notice of special meeting of stockholders, a proxy statement/prospectus and a proxy card relating to Zoran’s special meeting.

On February 20, 2011, the board of directors of Zoran approved a merger agreement providing for a merger of Zoran with a wholly owned subsidiary of CSR plc, a company organized under the laws of England and Wales. We are sending you this proxy statement/prospectus to ask you to vote on the adoption of the merger agreement at the special meeting.

If the merger is completed, Zoran stockholders will receive 0.4625 of an American Depositary Share of CSR (“CSR ADS”) (which is equivalent to 1.85 CSR ordinary shares) for each share of Zoran common stock they own. Each CSR ADS represents four CSR ordinary shares, par value £0.001 per share. CSR has applied to list the CSR ADSs on The NASDAQ Stock Market under the symbol “[            ].” CSR ordinary shares are listed on the London Stock Exchange under the symbol “CSR.L.”

Based on the closing stock price for CSR on March 30, 2011, the exchange ratio values each share of Zoran common stock at $11.16 per share, representing total consideration of approximately $575 million. Upon closing of the transaction, Zoran stockholders are expected to own approximately 35% and CSR shareholders are expected to own approximately 65% of CSR following the closing of the merger.

The board of directors of Zoran unanimously recommends that you vote “FOR” the adoption of the merger agreement at the special meeting.

We and CSR cannot complete the merger unless the merger agreement is adopted by the affirmative vote of a majority of the shares of Zoran common stock outstanding as of the record date. Detailed information concerning the proposed merger is set forth in the accompanying proxy statement/prospectus, which you are urged to read carefully and in its entirety. In particular, you should consider the “Risk Factors” beginning on page 26.

The accompanying proxy statement/prospectus explains (among other things) the proposed merger, provides information relating to CSR and the CSR ADSs you would receive in the proposed merger, and provides information concerning the special meeting. Please read these materials carefully and in their entirety.

We look forward to welcoming those stockholders who are able to be present at the meeting; however, whether or not you plan to attend in person it is important that your shares be represented. Accordingly, after reading the proxy statement/prospectus, please return your proxy, by completing, dating, signing and returning the enclosed proxy in the prepaid envelope, or by submitting your proxy by telephone or through the Internet as described in the instructions included with your proxy card, to ensure that your shares will be represented. Your shares cannot be voted unless you (i) submit your proxy by telephone or through the Internet, (ii) sign, date and return the enclosed proxy, or (iii) attend the special meeting in person. If you hold your shares of Zoran common stock in “street name” through a bank, broker or other nominee, please direct your bank, broker or other nominee to vote in accordance with the instructions you received from your bank, broker or other nominee. The failure to vote in person or by proxy will have the same effect as a vote against the merger. If you have any questions about the merger or need assistance voting your shares, please call MacKenzie Partners, Inc., the proxy solicitation firm assisting Zoran, toll-free at (800) 322-2885 (banks and brokers may call collect at (212) 929-5500).

The board of directors and management of Zoran look forward to seeing you at the special meeting.

Sincerely,

Levy Gerzberg, Ph.D. President and Chief Executive Officer

Zoran Corporation

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on [            ], 2011

A special meeting of stockholders of Zoran Corporation will be held at [10:00 a.m.], local time, on [            ], 2011, at Zoran’s principal executive offices located at 1390 Kifer Road, Sunnyvale, California.

The special meeting is being held for the following purposes:

1.	To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of February 20, 2011, by and among Zoran, CSR plc and Zeiss Merger Sub, Inc., a wholly owned subsidiary of CSR plc, pursuant to which Zeiss Merger Sub, Inc. will merge with and into Zoran, with Zoran surviving the merger as a wholly owned subsidiary of CSR plc; and

2.	To approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the meeting to adopt the merger agreement.

The accompanying proxy statement/prospectus describes the merger agreement and the proposed merger in detail and is intended to be used at the special meeting and any adjournments or postponements thereof.

The board of directors of Zoran unanimously recommends that Zoran stockholders vote “FOR” the adoption of the merger agreement.

The board of directors of Zoran has set the close of business on [            ], 2011, as the record date for determining stockholders entitled to receive notice of the meeting and to vote at the meeting and any adjournments or postponements thereof. Only holders of record of Zoran common stock at the close of business on such date are entitled to receive notice of and to vote at the special meeting and at any adjournment or postponement thereof. A list of stockholders eligible to vote at the special meeting will be available for inspection at the special meeting, and at the executive offices of Zoran during regular business hours for a period of not less than ten days prior to the special meeting.

The following persons are eligible for admission to the special meeting: (i) all stockholders of record at the close of business on [            ], 2011; (ii) persons holding proof of beneficial ownership as of the record date, such as a letter or account statement from such persons’ brokers; (iii) persons who have been granted proxies; and (iv) such other persons that Zoran, in its sole discretion, may elect to admit.

All persons wishing to be admitted must present photo identification and proper proof of share ownership. If you plan to attend the special meeting, please check the appropriate box on your proxy card or register your intention when voting by using the telephone or the Internet, according to the instructions provided in your proxy card.

By order of the board of directors,

Levy Gerzberg, Ph.D. President and Chief Executive Officer

Sunnyvale, California

[            ], 2011

YOUR VOTE IS IMPORTANT.

Please return your proxy as soon as possible, whether or not you expect to attend the special meeting in person. You may submit your proxy by telephone or through the Internet by following the instructions on the enclosed proxy card or voting form or by completing, dating and signing the enclosed proxy card and returning it in the enclosed postage prepaid envelope. If you are a stockholder of record, you may revoke your proxy at any time before the special meeting. If you are a stockholder of record and you attend the special meeting and vote in person, your proxy vote will be revoked.

REFERENCE TO ADDITIONAL INFORMATION

CSR files annual reports and furnishes other reports and information with the SEC. Zoran files annual, quarterly and other reports, proxy statements and other information with the SEC. This proxy statement/prospectus includes important business and financial information about Zoran and CSR from documents that are not included in, or delivered with, this proxy statement/prospectus. CSR has filed a registration statement on Form F-4 with the SEC. You can obtain documents related to Zoran and CSR, without charge, by requesting them in writing or by telephone from the appropriate company.

Zoran Corporation Corporate Secretary 1390 Kifer Road Sunnyvale, California 94086 United States of America Phone: (408) 523-6500 Email: legal@zoran.com	CSR plc Investor Relations Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Phone: +44 (0) 1223 692 000 Email: Cynthia.Alers@csr.com

In order to receive timely delivery of requested documents in advance of the special meeting, you should make your request no later than [            ], 2011.

You may also obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov.

See “Where You Can Find More Information” beginning on page 187.

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QUESTIONS AND ANSWERS

The following are some of the questions that you, as a stockholder of Zoran, may have regarding the proposed merger and the other matters being considered at the stockholders’ meeting and the answers to those questions. Zoran urges you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the proposed merger and the other matters being considered at the stockholders’ meeting. Additional important information is also contained in the appendices to this proxy statement/prospectus.

Questions about the Merger

What is the proposed transaction on which I am being asked to vote?

You are being asked to vote to adopt the merger agreement entered into by and among Zoran, CSR and Zeiss Merger Sub, Inc., a wholly owned subsidiary of CSR, pursuant to which Zeiss Merger Sub, Inc. will merge with and into Zoran, with Zoran surviving the merger as a wholly owned subsidiary of CSR. CSR and its subsidiaries following the merger are referred to as the Combined Company.

What will the Zoran stockholders receive in the merger?

In the merger, Zoran stockholders will receive 0.4625 of a CSR ADS (which is equivalent to 1.85 CSR ordinary shares) as consideration for each share of Zoran common stock held. Each CSR ADS represents four CSR ordinary shares. CSR will not issue fractional CSR ADSs in connection with the merger. Instead, CSR will pay you cash for any fractional CSR ADS that you would otherwise receive.

The transaction implies an equity value for Zoran of $548.6 million (or $11.16 per share of Zoran common stock) based on the closing price of CSR ordinary shares of £3.751 as of March 30, 2011, and converted to a price in U.S. dollars of $6.03 using a U.S. dollar/GBP exchange rate of $1.608 per £1.00 as of March 30, 2011, being the latest practicable business day before the publication of this proxy statement/prospectus. In addition, it is estimated that the fair value of outstanding vested stock options issued is $26.4 million and that costs incurred in connection with the acquisition will be approximately $21.4 million which will be expensed or recognized against share premium, as appropriate, resulting in an aggregate purchase price of $575 million. Based on the closing stock price for CSR on February 18, 2011, the last trading day before the merger agreement was signed and assuming that each CSR ADS will trade at four times the price of each CSR ordinary share, this consideration would have had a market value equivalent to $13.03 of CSR ADSs for each share of Zoran common stock, representing a total consideration of approximately $658.2 million. This represented a premium to Zoran stockholders of approximately 39.9% over Zoran’s closing stock price on February 18, 2011. The total consideration represents a Zoran enterprise value (calculated as Zoran’s implied market capitalization on February 18, 2011 based on the exchange ratio minus total cash and cash equivalents) of approximately $418 million.

What is a CSR ADS?

An American Depositary Share, or ADS, is a security that allows persons in the United States to more easily hold and trade interests in companies incorporated or organized in a non-U.S. country. CSR is a company organized under the laws of England and Wales that issues ordinary shares that are equivalent in many respects to common stock of a U.S. company. Each CSR ADS represents four CSR ordinary shares. CSR has applied to list the CSR ADSs on The NASDAQ Stock Market under the symbol “[        ].” JPMorgan Chase Bank, N.A. is the depositary of the CSR ordinary shares underlying the CSR ADSs and will be responsible for issuing CSR ADSs to Zoran stockholders.

Will Zoran stockholders be able to trade the CSR ADSs that they receive in the transaction?

Yes. CSR has applied to list the CSR ADSs on The NASDAQ Stock Market under the symbol “[        ].” CSR ADSs received in exchange for shares of Zoran common stock in the transaction will be freely transferable under United States federal securities laws.

Can I receive CSR ordinary shares in the merger instead of CSR ADSs?

No. However, you may turn in your CSR ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of the fees provided in the deposit agreement and any applicable taxes, the depositary will deliver the CSR ordinary shares underlying the CSR ADSs to you.

What vote is required by Zoran stockholders to adopt the merger agreement or adjourn the special meeting if necessary or appropriate to solicit additional proxies?

The merger agreement must be adopted by the holders of a majority of all outstanding shares of Zoran common stock entitled to vote at the special meeting. The adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of a majority of the shares present in person or by proxy at the Zoran special meeting. You are entitled to vote on the merger agreement if you held Zoran common stock at the close of business on the record date, which is [            ], 2011. On the record date, [            ] shares of Zoran common stock were outstanding and entitled to vote. The issuance of the CSR ordinary shares underlying the CSR ADSs in connection with the merger is also subject to a vote of CSR’s shareholders.

How does Zoran’s board of directors recommend that I vote my shares?

Zoran’s board of directors unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement.

Are Zoran stockholders entitled to appraisal rights?

No. Under Section 262 of the General Corporation Law of the State of Delaware, the holders of Zoran common stock will not have appraisal rights in connection with the proposed merger.

Can the value of the transaction change between now and the time the merger is consummated?

Yes, the value of the merger consideration can change. The exchange ratio is a fixed exchange ratio, meaning that Zoran stockholders will receive 0.4625 of a CSR ADS (which is equivalent to 1.85 CSR ordinary shares) for each share of Zoran common stock owned regardless of the trading price of CSR ordinary shares on the London Stock Exchange on the effective date of the merger. Each CSR ADS represents four CSR ordinary shares. However, the implied market value of the CSR ADSs that Zoran stockholders will receive in the merger will increase or decrease as the trading price of CSR ordinary shares increases or decreases, and may be different at the time the merger is consummated than it was as of the last trading day before the merger agreement was signed or will be at the time of the special meeting. The market price of CSR ordinary shares could be higher or lower at any time prior to the consummation of the merger. Additionally, fluctuations in the exchange rate between the U.S. dollar and the pound sterling could affect the value of the merger consideration. Zoran stockholders are urged to obtain current trading prices for CSR ordinary shares on the London Stock Exchange.

After the merger, how much of the Combined Company will Zoran stockholders own?

Upon closing of the transaction, Zoran stockholders are expected to own approximately 35%, and CSR shareholders are expected to own approximately 65%, of the Combined Company.

What will happen to Zoran’s outstanding options and stock-based awards in the merger?

As of the closing of the transaction, each outstanding and unexercised stock option to acquire shares of Zoran common stock and each restricted stock unit, or RSU, with respect to Zoran common stock will be assumed by CSR. Accordingly, all such Zoran stock options and Zoran RSUs, will be converted into options or restricted stock units, respectively, which shall, subject to the prevailing terms and conditions of grant, upon exercise, be satisfied by the issuance of CSR ADSs, using the same exchange ratio at which shares of Zoran common stock are being exchanged for CSR ADSs in the merger (i.e., the number of shares subject to the option or RSU multiplied by 0.4625). In addition, the per share exercise price of each converted option to be satisfied by the issuance of CSR ADSs will be adjusted by dividing the current exercise price by the same exchange ratio (0.4625) that applies to the conversion of Zoran common stock into CSR ADSs. The number of CSR ADSs covered by the award will be rounded down to the nearest whole share and the exercise price will be rounded up to the nearest whole cent. Therefore there will be no incremental intrinsic value for the holders of Zoran stock options or RSUs. For example, upon the closing of the merger, a Zoran employee’s option to purchase 1,000 shares of Zoran common stock at an exercise price of U.S. $10.00 per share will be converted into an option to purchase 462 CSR ADSs (1,000 multiplied by 0.4625). The adjusted exercise price of the converted option will be $21.63 ($10.00 divided by 0.4625).

See the section entitled “The Merger Agreement—Treatment of Zoran Stock Options and Other Equity-Based Awards” of this proxy statement/prospectus.

Following the consummation of the merger, Equiniti Limited, CSR’s registrar and transfer agent, will offer former holders of Zoran options and Zoran RSUs a facility to view the options and RSUs they held, exercise options for CSR ADSs, register such shares (including vested RSUs) and/or sell the acquired CSR ADSs on The NASDAQ Stock Market either upon exercise or at a later date. It is expected that this facility will ultimately be consistent with the arrangement that is currently operated by Equiniti Limited for CSR employees.

What are the material U.S. federal income tax consequences of the merger for me?

The merger is intended to qualify as a reorganization for U.S. federal income tax purposes. If the merger so qualifies, Zoran stockholders will not recognize income, gain or loss on the exchange of their Zoran common stock for CSR ADSs in the merger (other than a Zoran stockholder who is a “five-percent transferee shareholder” within the meaning of the rules under Treasury Regulations Section 1.367(a)-3(c) and who does not file a gain recognition agreement with the U.S. Internal Revenue Service, or the IRS), but may recognize income, gain or loss from the receipt of cash in lieu of any fractional CSR ADSs that they would otherwise receive.

You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the merger to you.

For a more detailed description of the material U.S. federal income tax consequences of the merger, please see the section entitled “Material Tax Consequences—Material U.S. Federal Income Tax Consequences of the Merger.”

What are the material U.K. tax consequences of the merger for me?

The following statements assume that beneficial ownership of a CSR ADS represents beneficial ownership of the underlying CSR ordinary shares. Holders of CSR ADSs who are not resident or, in the case of individuals, ordinarily resident in the U.K. will not generally be liable to pay any U.K. tax on dividends paid by CSR or be liable to pay any U.K. tax on capital gains realized on any disposal of their CSR ADSs, in each case as long as the relevant holder of CSR ADSs does not carry on a trade, profession or vocation in the U.K. through a branch, agency or, in the case of a corporate holder of CSR ADSs, permanent establishment in connection with which its CSR ADSs are held. A charge to U.K. stamp duty reserve tax at 1.5% of the consideration paid may arise on the issue of the CSR ordinary shares to, or to a nominee or agent for, the depositary bank as a person whose business is or includes the issue of depositary receipts. This U.K. stamp duty reserve tax, if any, will be borne by CSR and will not reduce the consideration payable to Zoran stockholders in the merger. The lawfulness of this 1.5% charge is currently subject to challenge before the U.K. courts. No U.K. stamp duty reserve tax will be payable in respect of a subsequent transfer of CSR ADSs and, in practice, no U.K. stamp duty should need to be paid in respect of any such transfer.

You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the merger to you.

For a more detailed description of the material U.K. tax consequences of owning CSR ADSs, see the section entitled “Material Tax Consequences—Material U.K. Tax Consequences of Owning CSR ADSs.”

What are the material Israeli tax consequences of the merger?

As a consequence of the merger, holders of Zoran’s stock will be treated as having sold their Zoran’s stock in the merger. Because of Zoran’s substantial operations in Israel, the Israeli Tax Authority may view Zoran as an Israeli company for tax purposes. When an Israeli company is sold, regardless of whether the consideration in the sale is cash or stock, its stockholders may be subject to Israeli taxation at the rate of 20% for individuals and 24% for corporations. Zoran believes, however, that certain exemptions from Israeli capital gains may apply to certain holders of Zoran’s stock under relevant tax treaties with Israel or under certain provisions of Israeli tax law.

Zoran has filed a request for tax rulings from the Israeli Tax Authority with respect to (i) the application of Israeli tax withholding to payments of consideration in the merger to stockholders and (ii) the application of Israeli tax withholding and other Israeli tax treatment applicable in respect of the merger to holders of Zoran stock options, RSUs and common stock issued to certain employees. While Zoran believes it will likely receive such rulings, there can be no assurance that such rulings will be granted. The Israeli tax withholding consequences of the merger to Zoran stockholders and holders of Zoran stock options and RSUs may vary depending upon the particular circumstances of each stockholder, holder of Zoran stock options or RSUs, as applicable, and the final tax rulings issued by the Israeli Tax Authority. To the extent that tax is withheld on payments to U.S. taxpayers, it is possible that such withheld taxes may not be able to be credited against such taxpayers’ U.S. income tax liability.

If Zoran does not receive a ruling or exemption certificate from the Israeli Tax Authority, Zoran’s stockholders will be subject to Israeli tax withholding at the rate of 20% (for individuals) and 24% (for corporations) on the gross consideration received in the merger. In such event, CSR or the exchange agent would withhold and deduct from the CSR ADSs to which such stockholder is entitled to pursuant to the merger agreement, such number of CSR ADSs with a value equal to 20% or 24% of the gross consideration received in the merger by such stockholder, as applicable, from the total number of CSR ADSs to which such stockholder is otherwise entitled to receive.

You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the merger to you. For a more detailed description of the material Israeli tax consequences of the merger, see the section entitled “Material Tax Consequences—Material Israeli Tax Consequences of the Merger.”

You are urged to consult with your own tax advisor as to the tax consequences to you of the merger, including the consequences under any applicable, state, local, foreign or other tax laws.

For a more detailed description of the material Israeli tax consequences of the merger, see the section entitled “Material Tax Consequences—Material Israeli Tax Consequences of the Merger”.

Why is Zoran proposing the transaction to its shareholders?

Zoran’s board of directors has unanimously approved and declared advisable the merger, the merger agreement and the transactions contemplated by the merger agreement, and has declared that it is in the best interests of Zoran and Zoran stockholders that Zoran enter into the merger agreement and consummate the merger. To review the Zoran board’s reasons for the merger in greater detail, see the section entitled “The Merger—Unanimous Recommendation of Zoran’s Board of Directors; Zoran’s Reasons for the Merger.”

When is the merger expected to be completed?

CSR and Zoran expect to complete the merger promptly after they receive Zoran stockholder approval at the special meeting and CSR shareholder approval at the CSR shareholders meeting. CSR and Zoran currently anticipate the merger will occur late in the second quarter of 2011.

If the merger is completed, when can I expect to receive the merger consideration for my shares of Zoran common stock?

Promptly after the effective time of the merger, CSR will cause the exchange agent to mail to you a letter of transmittal and instructions to effect your exchange of Zoran common stock for CSR ADSs. After receiving the proper documentation from you, the exchange agent will cause the CSR ADSs to which you are entitled under the merger agreement to be issued to you in uncertificated book-entry form to the account specified in your completed letter of transmittal (unless you have specifically requested to receive the CSR ADSs in physical form, in which case the exchange agent will forward to you an American Depositary Receipt representing such CSR ADSs). In addition, the exchange agent will forward to you any cash in lieu of any fractional CSR ADS to which you are entitled under the merger agreement. More information on the documentation you are required to deliver to the exchange agent may be found under the section entitled “The Merger Agreement—Conversion of Shares; Exchange of Certificates.”

What happens if the merger is not completed?

If the merger agreement is not adopted by the Zoran stockholders or if the merger is not consummated for any other reason, Zoran stockholders will not receive any CSR ADSs in exchange for their shares of Zoran common stock. Instead, Zoran will remain an independent public company and Zoran common stock will continue to be listed and traded on The NASDAQ Global Select Market. Under specified circumstances, Zoran may be required to pay CSR a termination fee or CSR may be required to pay Zoran a termination fee, as described in the section entitled “The Merger Agreement—Termination Fees.”

Has CSR’s board of directors approved the merger?

Yes. CSR’s board of directors has unanimously determined that the merger will promote the success of CSR and its shareholders as a whole and is in the best interests of its shareholders as a whole, and therefore unanimously approved the merger agreement and the transactions contemplated by it and has unanimously recommended that its shareholders vote in favor of the merger.

What vote is required by CSR’s shareholders?

The merger requires approval by a simple majority in number of those CSR shareholders present and voting (either in person or by proxy) at a meeting of CSR shareholders, unless a poll is validly demanded. See “Comparison of Rights of Zoran Stockholders and CSR Shareholders—Current Rights of CSR Shareholders—Voting Rights.” If a poll is demanded, the merger will require the approval of the holders of a simple majority of shares voting. This proxy statement/prospectus is not being used as a shareholder circular for the CSR shareholders meeting. A separate circular will be sent to CSR shareholders in connection with the CSR shareholders meeting.

Where are CSR ordinary shares and CSR ADSs listed?

CSR ordinary shares are listed on the London Stock Exchange’s main market and are traded under the symbol “CSR.L.” CSR has applied to list the CSR ADSs on The NASDAQ Stock Market under the symbol “[        ].”

How will trading in shares of Zoran common stock be affected by the completion of the merger?

Zoran common stock will be owned entirely by CSR as a result of the merger. Zoran common stock will be delisted from The NASDAQ Global Select Market upon the consummation of the merger and will no longer be traded. Upon the consummation of the merger, your interest in shares of Zoran common stock will only represent the right to receive the CSR ADSs issuable to you in the merger and cash in lieu of any fractional CSR ADSs.

Will employees be able to continue to purchase shares under the Employee Stock Purchase Plan, or ESPP, after the merger?

No. Each outstanding right to purchase shares of Zoran common stock under the ESPP will terminate prior to the completion of the merger. You may, however, purchase from Zoran as many whole shares of Zoran common stock as the balance of your account will allow. Any amounts remaining in your ESPP account after any such purchase will be refunded to you.

Will I receive dividends from CSR on CSR ordinary shares underlying the CSR ADSs?

JPMorgan Chase Bank, N.A., referred to herein as the depositary, has agreed that, to the extent practicable, it will pay to CSR ADS holders the cash dividends or other distributions it receives on the ordinary shares underlying the CSR ADSs, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. The holder of CSR ADSs will receive these distributions in proportion to the number of ordinary shares underlying the CSR ADSs.

The CSR board of directors has announced its intention to pay CSR’s first dividend of £0.04 ($[—], based on the exchange rate on [            ], 2011) per share in respect of the 2010 financial year, representing 2/3 of a notional £0.06 ($[—], based on the exchange rate on [            ], 2011) full year dividend that would have been paid if CSR had commenced payment of dividends sooner. It is the CSR board of directors’ intention to follow a progressive dividend policy that reflects the underlying growth prospects of CSR, as well as the long term outlook for growth in earnings per share and group cash flow. The CSR board of directors intends to pay dividends on a semi-annual basis.

Subject to CSR shareholder approval at the CSR annual general meeting to be held on May 18, 2011, the dividend will be paid on June 3, 2011 to CSR shareholders of record on May 13, 2011. Because the merger will not occur prior to May 13, 2011, Zoran stockholders will not participate in the dividend in respect of the CSR ordinary shares underlying the CSR ADSs they will receive in the merger.

Who will manage the Combined Company?

Upon the consummation of the merger, CSR’s board of directors will be expanded by the appointment of Dr. Levy Gerzberg, the President and CEO of Zoran, as a non-executive director. Zoran will also propose, for consideration by CSR’s board of directors, one independent non-executive director to join CSR’s board of directors. The CSR board of directors will continue to be chaired by Ron Mackintosh, and the Combined Company will be headed by CSR’s CEO Joep van Beurden. Will Gardiner will continue as CFO. Information about the current CSR directors and executive officers can be found in the documents listed under the heading “CSR SEC Filings” in the section entitled “Incorporation By Reference” on page 188.

What is the share buyback program?

In connection with the announcement of the merger, CSR announced on February 21, 2011 that it intends to return up to $240 million to CSR shareholders via an on-market share buyback program. The share buyback is intended to achieve an overall financial impact on CSR broadly equivalent to a transaction structured with approximately 65% stock and 35% cash.

The share buyback program commenced on February 23, 2011. The $240 million share buyback replaced the $50 million share buyback previously announced by CSR on September 13, 2010, of which approximately $37 million had been expended prior to the announcement of the merger. Since February 21, 2011, 6,086,000 CSR ordinary shares have been purchased for approximately $36.9 million.

Completion of the $240 million share buyback program is conditional on the closing of the merger and is subject to the discretion of CSR’s board of directors. To the extent that shareholder approval is required to complete the share buyback program, CSR intends to seek such shareholder approval at the CSR general meeting to be called to approve the merger.

Questions about the Special Meeting

When and where will the special meeting of Zoran stockholders be held?

The special meeting of Zoran stockholders will be held at Zoran’s principal executive offices located at 1390 Kifer Road, Sunnyvale, California, on [            ], 2011, at [10:00 a.m.], local time.

If my shares are held in “street name” by my broker, will my broker vote my shares for me?

You should instruct your broker to vote your shares, following the directions your broker provides. If you do not instruct your broker, your broker will not have the discretion to vote your shares without your instructions.

Because the proposal to adopt the merger agreement in this proxy statement/prospectus submitted to Zoran stockholders requires an affirmative vote of the holders of a majority of all outstanding shares of Zoran common stock for adoption, failure to instruct your broker to vote for adoption the merger agreement will have the same effect as votes cast against the proposal to adopt the merger agreement.

What do I need to do now?

You are urged to read this proxy statement/prospectus carefully, including its appendices and the documents incorporated by reference herein. You may also want to review the documents referenced under “Where You Can Find More Information” and “Incorporation by Reference” beginning on pages 187 and 188 respectively, and consult with your accounting, legal and tax advisors.

After carefully reading and considering the information contained in this proxy statement/prospectus, if you do not hold your shares in “street name,” please fill out and sign the proxy card, and then mail your signed proxy card in the enclosed prepaid envelope as soon as possible so that your shares may be voted at the special meeting. If you hold your shares in “street name,” follow the instructions in the previous question. Zoran’s board of directors unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement. You may also submit your proxy by telephone or through the Internet (for telephone and Internet voting instructions, see the section entitled “The Zoran Special Meeting—How to Vote”). Your proxy card will instruct the persons named on the card to vote your shares at the stockholder meeting as you direct on the proxy card. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted as Zoran’s board of directors recommends. If you do not vote or you abstain, it will have the same effect as a vote against the proposal to adopt the merger agreement.

May I change my vote after I have mailed my signed proxy card?

Yes. If you are stockholder of record, you may change your vote at any time before your proxy is voted at the special meeting. You can do this in any of four ways. First, you can submit a proxy by telephone or through the Internet at a later time following instructions on the enclosed proxy card. Second, you can sign, date and return a later-dated proxy card in the postage-paid envelope provided. Third, you can send a written notice stating that you want to revoke your proxy, to the Corporate Secretary of Zoran at the following address:

Corporate Secretary

Zoran Corporation

1390 Kifer Road

Sunnyvale, California 94086

Fourth, you can attend the special meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy; you must vote at the meeting in order to do so.

If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Should I send in my stock certificates now?

No. After the merger is consummated, you will receive written instructions for exchanging your stock certificates.

What should I do if I receive more than one set of voting materials for the special meeting?

You may receive more than one set of voting materials for the special meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. Please complete, sign, date and return each proxy card and voting instruction card that you receive. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card.

Who pays for this solicitation?

The expense of filing, printing and mailing this proxy statement/prospectus and the accompanying material will be shared equally by Zoran and CSR. In addition, Zoran has engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies for the special meeting for a fee not to exceed $100,000, along with customary charges for shareholder contact and reimbursement of reasonable out-of-pocket expenses. Zoran will bear the costs related to the solicitation of proxies in connection with the special meeting.

Questions about Risks and How to Get More Information

Are there any risks related to owning CSR ADSs?

Yes. You should carefully review the sections entitled “Risk Factors,” “Description of CSR Ordinary Shares,” “Description of CSR American Depositary Shares” and “Comparison of Rights of Zoran Stockholders and CSR Shareholders.”

Where can I find more information about the companies?

You can find more information about CSR and Zoran in the documents described under “Where You Can Find More Information” and “Incorporation by Reference” beginning on pages 187 and 188, respectively.

Who can help answer my questions?

If you have any questions about the merger or if you need additional copies of this proxy statement/prospectus or the enclosed proxy, you should contact Zoran’s proxy solicitor or investor relations department:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Stockholders Call Toll Free: (800) 322-2885

Banks and Brokers Call Collect: (212) 929-5500

or

Zoran Corporation

Investor Relations

1390 Kifer Road

Sunnyvale, California 94086

Phone: (408) 523-6500

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that is important to you. You should carefully read the entire proxy statement/prospectus and the additional documents referred to in this proxy statement/prospectus to fully understand the merger. See also “Where You Can Find More Information” and “Incorporation by Reference” below.

Information About the Companies (see page 127)

CSR plc

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44(0) 1223 692000

CSR is a leading provider of multifunction connectivity, audio and location platforms. CSR’s technology portfolio includes Bluetooth, GPS and GNSS, FM Radio, Wi-Fi, Audio and NFC. CSR’s customers include industry leaders in consumer electronics, mobile handsets and automotive.

CSR is headquartered in Cambridge, the United Kingdom, and has offices in Europe, Asia and North America. As at December 31, 2010, CSR employed 1,554 people in eleven countries.

CSR ordinary shares, nominal value £0.001 per share, are listed on the London Stock Exchange under the symbol “CSR.L.” CSR has applied to list the CSR ADSs on The NASDAQ Stock Market under the symbol “[        ].”

Zoran Corporation

1390 Kifer Road

Sunnyvale, California 94086

Phone: (408) 523-6500

Zoran is a leading provider of solutions for the digital entertainment and digital imaging markets. Zoran has pioneered high-performance digital audio and video, imaging applications, and Connect Share Entertain technologies for the digital home.

Zoran provides integrated circuits, software and platforms for digital cameras, DTVs, set-top boxes, broadband receivers (“silicon tuners”), DVDs and high definition media players, digital printers, scanners and related MFP. Zoran sells its products to original equipment manufacturers that incorporate them into products for consumer and commercial applications. Zoran also licenses certain software and other intellectual property.

On November 30, 2010, Zoran completed the acquisition of Microtune for a transaction equity value of approximately $162 million. Microtune is a pioneer in the development and deployment of silicon tuners, a technology that is complementary and synergistic to Zoran’ strategic objectives in both the set-top box and DTV markets.

Zoran is headquartered in Sunnyvale, California, with operations in Europe, Asia and Israel. As of December 31, 2010, it employed 1,532 people.

Zoran was incorporated in California in December 1981 and reincorporated in Delaware in November 1986. Zoran’s website can be found at www.zoran.com. Information contained on Zoran’s website is not incorporated by reference unless specifically referenced herein.

Shares of Zoran common stock, par value $0.001 per share, are listed on The NASDAQ Global Select Market under the symbol “ZRAN.”

Zeiss Merger Sub, Inc.

Zeiss Merger Sub, Inc. was formed on behalf and at the direction of CSR. It was incorporated in the State of Delaware on February 17, 2011 solely to participate in the merger and has never conducted any other business.

The Merger (see page 53)

On February 20, 2011, Zoran and CSR entered into a definitive merger agreement. Under the merger agreement, which is subject to a number of conditions, including the approval of both Zoran stockholders and CSR shareholders, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the Hart-Scott-Rodino Act, and the satisfaction of other conditions, Zeiss Merger Sub, Inc., CSR’s wholly-owned subsidiary, will merge with and into Zoran, resulting in Zoran becoming a wholly-owned subsidiary of CSR. The waiting period under the Hart-Scott Rodino Act with respect to the merger was terminated on March 24, 2011.

Merger Consideration (see page 90)

In the merger, Zoran stockholders will receive 0.4625 of a CSR ADS, which is equivalent to 1.85 CSR ordinary shares, for each share of Zoran common stock they own as of immediately prior to the effective date of the merger. Each CSR ADS represents four CSR ordinary shares. CSR will not issue fractional CSR ADSs in connection with the merger. Instead, CSR will pay you cash for any fractional CSR ADS that you would otherwise receive.

Risk Factors (see page 26)

In evaluating the merger agreement and the issuance of CSR ADSs in connection with the merger, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

Unanimous Recommendation of Zoran’s Board of Directors (see page 61)

Zoran’s board of directors has determined that the merger agreement and the merger are in the best interests of Zoran and its stockholders and has unanimously approved and declared advisable the merger and the merger agreement. Zoran’s board of directors unanimously recommends that Zoran stockholders vote “FOR” adoption of the merger agreement at the special meeting.

The Zoran Special Meeting (see page 49)

The Zoran special meeting of stockholders is scheduled to take place at Zoran’s principal executive offices located at 1390 Kifer Road, Sunnyvale, California, on [            ], 2011, at [10:00 a.m.] local time. At the special meeting, Zoran stockholders will be asked to vote on the adoption of the merger agreement.

Record Date for Voting and Voting Power (see page 49)

You can vote at the special meeting of Zoran stockholders if you owned shares of Zoran common stock at the close of business on [            ], 2011, the record date for the special meeting of Zoran stockholders.

Only Zoran stockholders as of the close of business on [            ], 2011, which is the record date for the special meeting, will be entitled to receive notice of and to vote at the special meeting and any adjournments or postponements thereof. Each share of Zoran common stock held as of the record date is entitled to one vote at the special meeting.

Vote Required of Zoran Stockholders (see page 49)

The adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Zoran common stock entitled to vote thereon. As of the record date for the special meeting of Zoran stockholders, Zoran had [            ] shares of common stock outstanding.

The Voting Agreements (see page 107)

On February 20, 2011, certain directors and executive officers of Zoran entered into voting agreements with CSR. As of February 20, 2011, the Zoran directors and officers that entered into voting agreements beneficially owned shares representing less than 1% of all outstanding shares of Zoran common stock.

On February 20, 2011, certain directors and executive officers of CSR entered into voting agreements with Zoran. As of February 20, 2011, the CSR directors and officers that entered into voting agreements beneficially owned shares representing approximately 1.2% of all outstanding shares of CSR common stock.

CSR Shareholder Meeting (see page 99)

The merger requires approval by a simple majority in number of those CSR shareholders present and voting (either in person or by proxy) at a meeting of CSR shareholders, unless a poll is validly demanded. If a poll is demanded, the merger will require the approval of holders of a simple majority of shares voting. See “Comparison of Rights of Zoran Stockholders and CSR Shareholders—Current Rights of CSR Shareholders—Voting Rights.” As of April 6, 2011, the directors of CSR and their affiliates held ordinary shares representing approximately 1.4% of the entire issued share capital of CSR.

Opinion of Zoran’s Financial Advisor (see page 65)

Goldman, Sachs & Co. delivered its opinion to Zoran’s board of directors that, as of February 20, 2011, and based upon and subject to the factors and assumptions set forth in its opinion, the 0.4625 of a CSR ADS (which is equivalent to 1.850 CSR ordinary shares) to be paid by CSR for each share of Zoran common stock pursuant to the merger agreement was fair from a financial point of view to the holders (other than CSR and its affiliates) of the outstanding shares of Zoran common stock.

The full text of the written opinion of Goldman Sachs, dated February 20, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement/prospectus as Appendix B. Goldman Sachs provided its opinion for the information and assistance of Zoran’s board of directors in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to how any holder of Zoran common stock should vote with respect to the transaction or any other matter. Pursuant to an engagement letter between Zoran and Goldman Sachs, Zoran has agreed to pay Goldman Sachs a transaction fee of approximately $9 million, approximately $1.25 million of which is offset by fees paid or payable to Goldman Sachs for proxy advisory services and the remainder of which is payable upon consummation of the transaction.

Interests of Directors and Officers of Zoran in the Merger (see page 77)

In connection with the merger, certain outside directors of Zoran will receive accelerated option vesting and Zoran’s executive officers may become eligible to receive certain benefits under Zoran’s Executive Retention and Severance Plan. When considering the recommendation of Zoran’s board of directors that you vote to adopt the merger agreement, you should be aware that the directors and executive officers of Zoran have interests in the merger that may be different from or in addition to the interest they share with you as a holder of Zoran common stock generally.

Board of Directors and Management of CSR Following the Consummation of the Merger (see page 81)

Upon the consummation of the merger, CSR’s board of directors will be expanded by the appointment of Dr. Levy Gerzberg, as a non-executive director. Zoran will also propose, for consideration by CSR’s board of directors, one independent non-executive director to join CSR’s board of directors. The CSR Board will continue to be chaired by Ron Mackintosh, and the Combined Company will be headed by CSR’s CEO Joep van Beurden. Will Gardiner will continue as CFO. Information about the current CSR directors and executive officers can be found in the documents listed under the heading “CSR SEC Filings” in the section entitled “Incorporation By Reference” on page 188.

Conditions to the Closing of the Merger (see page 101)

CSR and Zoran will not close the merger unless a number of conditions are satisfied. These include, among other things:

•	CSR shareholders have approved the merger and Zoran stockholders have adopted the merger agreement;

•	the registration statement on Form F-4 containing this prospectus has been declared effective under the Securities Act and the SEC has not taken any action to suspend its effectiveness;

•	the U.K. Listing Authority and The NASDAQ Stock Market have approved the listing of any newly issued CSR ordinary shares and CSR ADSs, respectively, issued in connection with the merger;

•	required approvals from the Israeli Office of the Chief Scientist and Israeli Investment Center have been obtained;

•	the waiting period under the Hart-Scott-Rodino Act has expired or been terminated; and

•

no order, injunction or other restraint has been issued by any governmental authority or a competent court that prohibits the consummation of the merger or that relates to the merger and would be reasonably expected to have a material adverse effect on CSR or Zoran after giving effect to the merger.

The waiting period under the Hart-Scott-Rodino Act with respect to the merger was terminated on March 24, 2011. The approval of the Israeli Office of the Chief Scientist was granted on March 9, 2011, and the waiver from the Israeli Investment Center was obtained on March 28, 2011.

Termination Events (see page 104)

The merger agreement may be terminated at any time prior to the consummation of the merger by mutual written consent of CSR and Zoran, and either party may terminate the merger agreement if:

•	the merger has not been completed by October 20, 2011, unless this date is extended in accordance with the terms of the merger agreement; or

•	either the Zoran stockholders or the CSR shareholders vote not to adopt the merger agreement or approve the merger, respectively.

In addition, CSR and Zoran have the right to terminate the merger agreement in certain other instances, including, among other things:

•

if the other party’s board of directors (i) withdraws, modifies, qualifies or amends its recommendation of the proposed merger in a manner adverse to the terminating party; (ii) approves, endorses or recommends any other acquisition offer; (iii) fails to recommend against such an offer; or (iv) publicly announces an intention to do any of (i), (ii) or (iii);

•	if the other party breaches any of its covenants in respect of the non-solicitation of third party acquisition proposals in any material respect;

•	upon the occurrence of a material adverse effect, as defined in the merger agreement, with respect to the other party;

•

if the other party breaches any of its representations, warranties, covenants or agreements contained in the merger agreement in a manner that would prevent the conditions to closing in respect of the accuracy of the representations and compliance with covenants being satisfied and fails to remedy such breach; or

•

if the party receives an all-cash alternative takeover proposal, and its board of directors determines (1) that such proposal is more favorable, from a financial point of view, to its stockholders, and (2) that a failure to terminate the merger agreement in order to enter into a contract in respect of such proposal would be inconsistent with the fiduciary and other duties of its directors (and, in the case of a takeover proposal in respect of CSR, where the consummation of such proposal is conditioned upon the termination by CSR of the merger agreement).

Termination Fees (see page 105)

CSR and Zoran have agreed to pay the other party a termination fee in the following circumstances:

•

if, after a takeover proposal with respect to one of the parties is announced or proposed to such party’s shareholders, the merger agreement is terminated (by either party) for failure of such party’s shareholders to approve the merger and, within 6 months following such termination, in respect of a payment by Zoran, Zoran or, in respect of a payment by CSR, CSR enters into or consummates any takeover proposal;

•

if either party terminates the merger agreement because the other party’s board of directors (i) withdraws, modifies, qualifies or amends its recommendation of the merger in a manner adverse to the terminating party; (ii) approves, endorses or recommends any other acquisition offer; (iii) fails to recommend against such an offer; or (iv) publicly announces an intention to do any of (i), (ii) or (iii), unless at such time the other party has the right to terminate the merger agreement due to an unremedied breach of the merger agreement that would prevent the conditions to closing in respect of the accuracy of the representations and compliance with covenants being satisfied; or

•

if the other party terminates the merger agreement because CSR or Zoran, as the case may be, breaches any of its covenants in respect of the non-solicitation of third party acquisition proposals in any material respect.

Zoran will pay CSR a termination fee if it terminates the merger agreement to accept an all-cash superior proposal, as described under “Termination of the Merger Agreement” above. CSR will pay Zoran a termination fee if it terminates the merger agreement to accept an all-cash superior proposal which proposal is conditioned upon CSR terminating the merger agreement with Zoran, as described under “Termination of the Merger Agreement” above.

The termination fees payable by Zoran and CSR are equal to $12.2 million (subject to a possible adjustment for value added tax), provided that, if Zoran terminates the merger agreement to accept an all-cash superior proposal, the termination fee payable by Zoran will be $18.0 million (subject to a possible adjustment for value added tax).

No Appraisal Rights (see page 89)

Under Section 262 of the General Corporation Law of the State of Delaware, the holders of Zoran common stock will not have appraisal rights in connection with the merger.

Government and Regulatory Filings Relating to the Merger (see page 87)

Under the Hart-Scott-Rodino Act and the rules promulgated under that act by the Federal Trade Commission, or FTC, the merger may not be consummated until notifications have been given and information furnished to the FTC and to the Antitrust Division of the Department of Justice and the specified waiting period has been terminated or has expired. The waiting period under the Hart-Scott Rodino Act with respect to the merger was terminated early on March 24, 2011. At any time before or after completion of the merger, the FTC or the Antitrust Division could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin completion of the merger or seeking divestiture of substantial assets of Zoran or CSR.

The change in the composition of Zoran’s Israeli subsidiary’s shareholders in connection with the merger requires under certain circumstances the approval of the Israeli Investment Center, under the Israeli Law for the Encouragement of Capital Investment, 5719-1959, as amended, and the Chief Scientist of the Israel Ministry of Industry, Trade and Labor under the Israeli Law for Encouragement of Research and Development in the Industry Law, 5744-1984, as amended. The approvals of the Israeli Investment Center and Israeli Office of the Chief Scientist in connection with the merger are conditions to consummation of the merger, and such approvals were already obtained or waived. Zoran obtained written approval from the Israeli Office of the Chief Scientist on March 9, 2011 and written waiver from the Israeli Investment Center on March 28, 2011.

Except as noted above, and the filing of a certificate of merger in Delaware at or before the effective time of the merger, neither CSR nor Zoran is aware of any material federal, state or foreign regulatory requirements or approvals required for the execution of the merger agreement or consummation of the merger.

Comparison of Rights of Zoran Stockholders and CSR Shareholders (see page 158)

As a result of the merger, Zoran stockholders will receive CSR ADSs. Each CSR ADS represents four CSR ordinary shares. There are numerous differences between the rights of a stockholder of Zoran, a Delaware corporation, and the rights of a shareholder of CSR, a company organized under the laws of England and Wales and, accordingly, the rights of a holder of CSR ADSs. For example:

•

CSR ordinary shares are not listed currently or admitted to trading on any U.S. national securities exchange, but instead are listed and trade on the London Stock Exchange; however CSR has applied to list the CSR ADSs on The NASDAQ Stock Market under the symbol “[        ]”;

•	persons acquiring 3% or more of the voting power of CSR are required to notify CSR of such interest;

•	CSR’s board of directors is strictly limited in its ability to resist any proposed offer for CSR ordinary shares;

•	except in limited circumstances, CSR shareholders are not entitled to appraisal rights in mergers or any other types of acquisition transactions;

•	holders representing 10% or more of the voting power of CSR are permitted to request the calling of a shareholder meeting and demand that a resolution be proposed at that shareholder meeting;

•	any person or group that acquires 30% or more of CSR ordinary shares is required to make an offer to acquire all CSR ordinary shares;

•	amendments to the memorandum and articles of association of CSR require the approval of at least 75% of the votes cast at a shareholders meeting; and

•	CSR shareholders are permitted to initiate lawsuits on behalf of the company only in limited circumstances.

You should also be aware that it may be difficult to effect service of process to initiate a lawsuit in a U.S. court against directors and officers of CSR who are not residents of the United States.

Listing of CSR ADSs on The NASDAQ Stock Market (see page 101)

The merger agreement provides that CSR will use its commercially reasonable efforts to cause the CSR ADSs to be issued in the merger to be approved for listing on The NASDAQ Stock Market at or prior to the effective time of the merger, subject to official notice of issuance.

Zoran’s Agreement Not to Solicit Other Offers (see page 96)

Zoran has agreed that it will not, directly or indirectly: (i) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, offers or proposals relating to a proposal to acquire Zoran; or (ii) enter into any contract relating to a proposal to acquire Zoran (other than a permitted confidentiality agreement). However, the merger agreement does not prohibit Zoran’s board of directors from considering a bona fide unsolicited takeover proposal.

CSR’s Agreement Not to Solicit Other Offers (see page 97)

CSR has agreed that it will not, directly or indirectly: (i) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, offers or proposals relating to a takeover proposal for CSR; or (ii) enter into any contract relating to a takeover proposal for CSR (other than a permitted confidentiality agreement). However, the merger agreement does not prohibit CSR’s board of directors from considering a bona fide unsolicited takeover proposal.

Accounting Treatment (see page 89)

CSR prepares its financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. CSR will account for the merger as an acquisition under IFRS No. 3 (2008), Business Combinations.

Material U.S. Federal Income Tax Consequences of the Merger (see page 130)

The merger is intended to qualify as a reorganization for U.S. federal income tax purposes. If the merger so qualifies, Zoran stockholders will not recognize income, gain or loss on the exchange of their Zoran common stock for CSR ADSs in the merger (other than a Zoran stockholder who is a “five-percent transferee shareholder” within the meaning of the rules under Treasury Regulations Section 1.367(a)-3(c) and who does not file a gain recognition agreement with the IRS), but may recognize income, gain or loss from the receipt of cash in lieu of fractional CSR ADSs.

The tax consequences of the merger to you will depend on your own situation. In addition, you may be subject to state, local or foreign tax laws that are not addressed in this proxy statement/prospectus. You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the merger to you.

Material U.K. Tax Consequences of Owning CSR ADSs (see page 137)

The following statements assume that beneficial ownership of a CSR ADS represents beneficial ownership of the underlying CSR ordinary shares. Holders of CSR ADSs who are not resident or, in the case of individuals, ordinarily resident in the U.K. will not generally be liable to pay any U.K. tax on dividends paid by CSR or be liable to pay any U.K. tax on capital gains realized on any disposal of their CSR ADSs, in each case as long as the relevant holder of CSR ADSs does not carry on a trade, profession or vocation in the U.K. through a branch, agency or, in the case of a corporate holder of CSR ADSs, permanent establishment in connection with which its CSR ADSs are held. A charge to U.K. stamp duty reserve tax at 1.5% of the consideration paid may arise on the issue of the CSR ordinary shares to, or to a nominee or agent for, the depositary, as a person whose business is or includes the issue of depositary receipts. This U.K. stamp duty reserve tax, if any, will be borne by CSR and will not reduce the consideration payable to Zoran stockholders in the merger. The lawfulness of this 1.5% charge is currently subject to challenge before the U.K. Courts. No U.K. stamp duty reserve tax will be payable in respect of a subsequent transfer of CSR ADSs and, in practice, no U.K. stamp duty should need to be paid in respect of any such transfer.

You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the merger to you.

Material Israeli Tax Consequences of the Merger (see page 132)

As a consequence of the merger, holders of Zoran’s stock will be treated as having sold their Zoran’s stock in the merger. Because of Zoran’s substantial operations in Israel, the Israeli Tax Authority may view Zoran as an Israeli company for tax purposes. When an Israeli company is sold, regardless of whether the consideration in the sale is cash or stock, its stockholders may be subject to Israeli taxation at the rate of 20% for individuals and 24% for corporations. Zoran believes, however, that certain exemptions from Israeli capital gains may apply to certain holders of Zoran’s stock under relevant tax treaties with Israel or under certain provisions of Israeli tax law.

Zoran has filed a request for tax rulings from the Israeli Tax Authority with respect to (i) the application of Israeli tax withholding to payments of consideration in the merger to stockholders and (ii) the application of Israeli tax withholding and other Israeli tax treatment applicable in respect of the merger to holders of Zoran stock options, RSUs and common stock issued to certain employees. While Zoran believes it will likely receive such rulings, there can be no assurance that such rulings will be granted. The Israeli tax withholding consequences of the merger to Zoran stockholders and holders of Zoran stock options and RSUs may vary depending upon the particular circumstances of each stockholder, holder of Zoran stock options or RSUs, as applicable, and the final tax rulings issued by the Israeli Tax Authority. To the extent that tax is withheld on payments to U.S. taxpayers, it is possible that such withheld taxes may not be able to be credited against such taxpayers’ U.S. income tax liability.

If Zoran does not receive a ruling or exemption certificate from the Israeli Tax Authority, Zoran’s stockholders will be subject to Israeli tax withholding at the rate of 20% (for individuals) and 24% (for corporations) on the gross consideration received in the merger. In such event, CSR or the exchange agent would withhold and deduct from the CSR ADSs to which such stockholder is entitled to pursuant to the merger agreement, such number of CSR ADSs with a value equal to 20% or 24% of the gross consideration received in the merger by such stockholder, as applicable, from the total number of CSR ADSs to which such stockholder is otherwise entitled to receive.

You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the merger to you. For a more detailed description of the material Israeli tax consequences of the merger, see the section entitled “Material Tax Consequences—Material Israeli Tax Consequences of the Merger.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF CSR

The following tables set forth selected historical consolidated financial data for CSR as of and for the fiscal periods ended December 31, 2010, January 1, 2010, January 2, 2009, December 28, 2007, and December 29, 2006, which have been derived from the respective historical audited consolidated financial statements of CSR. The selected historical consolidated financial data as of December 31, 2010 and January 1, 2010 and for the fiscal periods ended December 31, 2010, January 1, 2010, and January 2, 2009 are derived from the audited consolidated financial statements of CSR which are incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data for the years ended December 28, 2007 and December 29, 2006 and as of January 2, 2009, December 28, 2007, and December 29, 2006 has been derived from audited financial statements not included or incorporated by reference herein.

The consolidated financial statements of CSR have been prepared in accordance with IFRS.

This information is only a summary, and you should read it in conjunction with the historical consolidated financial statements of CSR and the related notes contained in the annual reports and the other information (including but not limited to the “business and financial review” section) that CSR has previously filed with or furnished to the SEC and which is incorporated in this proxy statement/prospectus by reference. See “Where You Can Find More Information” and “Incorporation by Reference” on pages 187 and 188, respectively.

	Period Ended
	December 31, 2010(1)(2)(4)	January 1, 2010(2)(4)	January 2, 2009(4)(5)	December 28, 2007(3)(4)	December 29, 2006
	(U.S. $ in thousands, except per share data)
Consolidated Income Statement Data:
Revenue	800,608	601,399	694,865	848,622	704,695
Gross profit	376,578	268,300	309,828	396,274	328,659
(Loss)/profit before tax	(5,705)	(14,242)	(6,451)	155,599	154,397
Profit/(loss) for the period	16,626	(11,309)	(6,939)	112,804	111,197
Earnings per share:
Basic earnings/(loss) per share	0.09	(0.07)	(0.05)	0.86	0.86
Diluted earnings/(loss) per share	0.09	(0.07)	(0.05)	0.83	0.82

	2010	2009	2008	2007	2006
Shares used to compute basic earnings (loss ) per share (in millions)	178	154	129	131	130
Shares used to compute diluted earnings (loss) per share (in millions)	181	154	129	136	136

	As of
	December 31, 2010	January 1, 2010	January 2, 2009	December 28, 2007	December 29, 2006
	(U.S. $ in thousands, except share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	172,315	170,601	180,898	193,311	117,494
Net current assets	505,312	465,510	307,810	267,717	269,000
Net assets	774,564	774,111	466,746	508,663	406,209
Total assets	958,130	903,203	591,681	669,830	500,750
Total equity	774,564	774,111	466,746	508,663	406,209
Other Information:
Number of shares issued at fiscal year end (in millions)	185.0	182.2	132.9	132.1	130.2

(1)	Includes a $59.8 million charge arising in the fourth quarter from the settlement with Broadcom Corporation relating to litigation acquired with SiRF Technology Holdings Inc.

(2)	Results reflect the acquisition of SiRF Technology Holdings, Inc. from June 26, 2009.
(3)	Includes a $15.0 million charge arising in the second quarter from settlement of a patent infringement suit with Washington Research Foundation (WRF).
(4)	Results reflect the acquisition of Cambridge Positioning Systems Limited and NordNav Technologies AB from January 12, 2007.
(5)	Includes impairment of goodwill relating to the UbiNetics (VPT) Limited acquisition of $36.9 million and impairment of certain assets which were not used in future development activities of $16.0 million.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF ZORAN

The following tables set forth selected historical consolidated financial data for Zoran as of and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, which have been derived from the respective historical audited consolidated financial statements of Zoran. The selected historical consolidated financial data as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 are derived from the audited consolidated financial statements of Zoran which are incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data for the years ended December 31, 2007 and 2006 and as of December 31, 2008, 2007 and 2006 has been derived from financial statements not included or incorporated by reference herein.

The consolidated financial statements of Zoran have been prepared in accordance with United States generally accepted accounting principles.

This information is only a summary, and you should read it in conjunction with the historical consolidated financial statements of Zoran and the related notes contained in the annual reports and the other information that Zoran has previously filed including but not limited to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, with the SEC and which is incorporated in this proxy statement/prospectus by reference. See “Where You Can Find More Information” and “Incorporation by Reference” on pages 187 and 188, respectively.

	Year Ended
	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
	(U.S.$ in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Total revenue	$357,342	$380,081	$438,539	$507,361	$495,805
Gross profit(1)	186,035	183,584	209,531	271,079	269,545
Operating (loss)/income	(40,644)	(36,781)	(216,037)	2,293	10,556
Net (loss)/income	(47,636)	(32,958)	(215,727)	66,186	16,328
Net (loss)/income per share:
Basic	(0.95)	(0.64)	(4.20)	1.32	0.34
Diluted	(0.95)	(0.64)	(4.20)	1.29	0.33
Shares used to compute basic net loss per share (thousands)	50,152	51,464	51,350	49,981	48,353
Shares used to compute diluted net loss per share (thousands)	50,152	51,464	51,350	51,404	50,099

	As of
	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
	(U.S.$ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and short term investments	261,266	398,686	358,527	319,809	296,229
Working capital(2)	287,205	408,573	378,234	340,406	314,790
Total assets	507,389	552,456	572,447	820,332	676,630
Net assets	401,478	460,268	479,410	687,772	583,997
Other long term liabilities	38,517	32,397	26,985	20,756	12,784
Accumulated deficit	(457,192)	(409,556)	(376,598)	(160,871)	(227,510)
Total stockholders’ equity	401,478	460,268	479,410	687,772	583,997

(1)	Computed using total revenues less cost of hardware product revenues.
(2)	Computed by taking current assets less current liabilities.

SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed consolidated financial information is intended to illustrate the effect of the proposed merger of CSR and Zoran and the acquisition of Microtune by Zoran, assuming that these transactions has occurred in the past. CSR will account for the merger as an acquisition under IFRS No. 3 (2008), Business Combinations.

The information in the table below is extracted from the unaudited pro forma condensed consolidated balance sheet of CSR as of December 31, 2010 and the unaudited pro forma condensed consolidated income statement of CSR for the 52 weeks ended December 31, 2010. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2010 has been prepared as though the acquisition of Zoran occurred as of that date. The unaudited pro forma condensed consolidated income statement for the 52 weeks ended December 31, 2010 has been prepared as though the acquisition of Zoran and Zoran’s acquisition of Microtune each occurred as of the beginning of such period, namely January 2, 2010. The assumptions underlying the pro forma adjustments are described in the section “Unaudited Pro Forma Financial Information.”

The unaudited pro forma consolidated financial information is provided for illustrative purposes only and does not show what the results of operations and financial position of CSR would have been if the merger and Zoran’s acquisition of Microtune had actually occurred on the dates assumed. This information also does not indicate what the future operating results or consolidated financial position of the Combined Company will be.

For more detailed information, you should read “Unaudited Pro Forma Financial Information.”

Pro forma
(U.S. $ in thousands, except per share data)
Pro Forma Consolidated Income Statement Data
Revenue	1,241,796
Gross profit	595,727
Operating loss	63,185
Loss before tax	54,552
Loss for the period	35,095
Basic earnings/(loss) per share	(0.13)
Diluted earnings/(loss) per share	(0.13)

Pro Forma Consolidated Balance Sheet Data:
Cash, cash equivalents, treasury deposits and investments	680,061
Net assets	1,328,221
Total assets	1,626,537
Total equity	1,328,221

COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

The primary trading market for CSR ordinary shares is the London Stock Exchange, where CSR ordinary shares trade under the ticker symbol “CSR.L.” As of April 7, 2011, there were 172,531,862 CSR ordinary shares outstanding. CSR has applied to list the CSR ADSs on The NASDAQ Stock Market under the symbol “[            ].”

Zoran common stock trades on The NASDAQ Global Select Market under the ticker symbol “ZRAN.” As of April 6, 2011, there were 49,298,488 shares of Zoran common stock outstanding.

The following table shows the closing sales price for CSR ordinary shares from the Daily Official List of the London Stock Exchange in pounds sterling and as converted into U.S. dollars, the closing sales price for Zoran common stock as reported by The NASDAQ Global Select Market, and the market value (in U.S. dollars) of the merger consideration per share, in each case on February 18, 2011, the last trading day prior to the announcement of the merger agreement and March 30, 2011, the last practicable trading day before the printing of this proxy statement/prospectus:

	Closing Sales Price of CSR Ordinary Shares		Closing Sales Price of Zoran Common Stock	Zoran Ordinary Share Price Equivalent Value
February 18, 2011	£4.34	$8.03	$9.32	$13.03	(1)
March 30, 2011	£3.75	$6.03	$10.49	$11.16	(2)

(1)	Consists of the closing sales price of CSR ordinary shares on February 18, 2011 of £4.34, multiplied by 1.85, and converted into dollars at an exchange rate of £1 = $1.6234 (the prevailing exchange rate on such date).
(2)	Consists of the closing sales price of CSR ordinary shares on March 30, 2011 of £3.75 multiplied by 1.85, and converted into U.S. dollars at an exchange rate of £1 = $1.6082 (the prevailing exchange rate on such date as reported on the Daily Official List of the London Stock Exchange). On April 19, 2011, the closing sales price of CSR ordinary shares was £3.60.

The following table shows the high and low market prices for CSR ordinary shares and Zoran common stock for the five most recent full financial years, for each full financial quarter for the two most recent full financial years and for each month within the last six months:

	CSR Ordinary Shares (pence)		Zoran Common Stock ($)
Year	High	Low	High	Low
2010	505.00	280.90	12.23	6.18
2009	508.00	157.25	12.00	5.20
2008	600.00	150.25	22.48	5.53
2007	905.00	548.00	26.46	13.57
2006	1,512.00	613.00	29.13	13.67

	CSR Ordinary Shares (pence)		Zoran Common Stock ($)
Quarter	High	Low	High	Low
Fourth Quarter 2010	356.80	309.60	8.80	6.18
Third Quarter 2010	414.70	280.90	9.78	6.96
Second Quarter 2010	472.00	363.90	11.59	8.95
First Quarter 2010	505.00	417.40	12.23	10.56
Fourth Quarter 2009	485.70	368.80	11.14	8.82
Third Quarter 2009	508.00	347.75	12.00	10.55
Second Quarter 2009	389.75	234.00	11.67	8.75
First Quarter 2009	260.25	157.25	9.04	5.20

	CSR Ordinary Shares (pence)		Zoran Common Stock (U.S. $)
Month	High	Low	High	Low
March 2011	385.00	365.80	11.03	9.53
February 2011	447.00	380.50	11.22	9.15
January 2011	417.10	350.30	9.83	8.70
December 2010	356.80	317.00	8.80	6.99
November 2010	325.00	313.70	7.20	6.78
October 2010	347.40	309.60	7.97	6.18

The trading price of CSR ordinary shares is denominated in pounds sterling and the pound-dollar exchange rate fluctuates continuously. You are urged to obtain current market quotations for CSR ordinary shares and Zoran common stock and to assess pound/dollar exchange rates before making a decision with respect to the merger agreement.

Currencies and Exchange Rates

References in this proxy statement/prospectus to “dollars,” “$” or “cents” are to the currency of the United States and references to “GBP,” “pounds sterling,” “pounds,” “£,” “pence” or “p” are to the currency of the United Kingdom. There are 100 pence to each pound.

In this proxy statement/prospectus, unless otherwise stated, pounds sterling have been translated into U.S. dollars at the noon buying rate in New York City for cable transfers in pounds sterling as certified for custom purposes by the Federal Reserve Bank of New York, on the date indicated. On [            ], 2011, the latest practicable date for which exchange rate information was available before the printing of this proxy statement/prospectus, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York was $[            ] per £1.00 and the exchange rate reported on the Daily Official List of the London Stock Exchange was $[            ] per £1.00. These translations should not be construed as a representation that the U.S. dollar amounts actually represent, or could be converted into, pounds sterling at the rates indicated.

The tables set forth below, for the periods and dates indicated, contain information concerning the noon buying rates for pounds sterling expressed in U.S. dollars per pound sterling.

High and low exchange rates of the U.S. dollars per pound sterling for each month during the previous six months:

Month	High	Low
March 2011	1.64	1.59
February 2011	1.63	1.59
January 2011	1.60	1.55
December 2010	1.58	1.53
November 2010	1.62	1.55
October 2010	1.60	1.56

Average exchange rates of the U.S. dollars per pound sterling for the past five years:

Year	Average Rate(1)
2010	1.55
2009	1.57
2008	1.85
2007	2.00
2006	1.84

(1)	The average of the noon buying rates on the last day of each month during the period.

Dividend Policy

The CSR board of directors has announced its intention to pay CSR’s first dividend of £0.04 ($[—], based on the exchange rate on [            ], 2011) per share in respect of the 2010 financial year, representing 2/3 of a notional £0.06 ($[—], based on the exchange rate on [            ], 2011) full year dividend that would have been paid if CSR had commenced payment of dividends sooner. It is the CSR board of directors’ intention to follow a progressive dividend policy that reflects the underlying growth prospects of CSR, as well as the long term outlook for growth in earnings per share and group cash flow. The CSR board of directors intends to pay dividends on a semi-annual basis.

Subject to CSR shareholder approval at the CSR annual general meeting to be held on May 18, 2011, the dividend will be paid on June 3, 2011 to CSR shareholders of record on May 13, 2011. Because the merger will not occur prior to May 13, 2011, Zoran stockholders will not participate in the dividend in respect of the CSR ordinary shares underlying the CSR ADSs they will receive in the merger. Zoran has never paid cash dividends on its capital stock. It is Zoran’s present policy to retain earnings to finance the growth and development of its business and, therefore, Zoran does not anticipate paying any cash dividends in the foreseeable future.

COMPARATIVE PER SHARE INFORMATION

The following table shows per share data regarding book value per share and earnings (loss) per share from continuing operations for Zoran and CSR on a historical and on a pro forma basis extracted from the data as presented in this proxy statement/prospectus in the section entitled “Unaudited Pro Forma Financial Information.” The pro forma combined book value per share information was computed as if the merger had been completed on December 31, 2010. The pro forma earnings per share information was computed as if the acquisition of Zoran and Zoran’s acquisition of Microtune had been completed on January 2, 2010. The Zoran pro forma combined equivalent information was calculated by multiplying the corresponding pro forma combined data by the exchange ratio of 0.4625 of a CSR ADS (which is equivalent to 1.85 CSR ordinary shares) for each share of Zoran common stock held. This information is intended to illustrate how each share of Zoran common stock would have participated in the Combined Company’s earnings per share and book value per share if the merger had been completed on the relevant dates. These amounts are provided for illustrative purposes only and do not necessarily reflect future amounts of earnings per share and book value per share of CSR.

The following comparative per share information is derived from the historical consolidated financial statements of each of Zoran and CSR. The information below should be read in conjunction with the sections entitled “Selected Historical Consolidated Financial Information of CSR” beginning on page 18, “Selected Historical Consolidated Financial Information of Zoran” beginning on page 20 and “Unaudited Pro Forma Condensed Consolidated Financial Information” beginning on page 109 of this proxy statement/prospectus. See also “Where You Can Find More Information” and “Incorporation by Reference” on pages 187 and 188, respectively.

Zoran’s 2010 fiscal year began on January 1, 2010 and ended on December 31, 2010; and CSR’s 2010 fiscal year began on January 2, 2010 and ended on December 31, 2010. For purposes of the following table, book value per share information is as at December 31, 2010, and earnings per share (basic and diluted) is for the fiscal year ended December 31, 2010.

2010
Book Value Per Share(1)
CSR historical	4.36
Zoran historical	8.20
Pro forma combined	4.94
Zoran Pro forma combined equivalent	2.29
Basic Earnings/(Loss) Per Share
CSR historical	0.09
Zoran historical	(0.95)
Pro forma combined	(0.13)
Zoran Pro forma combined equivalent	(0.06)
Diluted Earnings/(Loss) Per Share
CSR historical	0.09
Zoran historical	(0.95)
Pro forma combined	(0.13)
Zoran Pro forma combined equivalent	(0.06)

(1)	Book Value Per Share is defined as total equity divided by issued shares less treasury shares held as of the balance sheet date.

RISK FACTORS

The merger and the businesses of CSR, Zoran and the Combined Company involve a high degree of risk. By voting in favor of the adoption of the merger agreement, you will be choosing to invest in CSR ADSs. Investing in CSR ordinary shares or CSR ADSs involves risks, some of which are related to the merger. In considering the proposed merger, you should carefully consider the following information about these risks, as well as the other information included in or incorporated by reference into this proxy statement/prospectus, including the Annual Report of CSR plc on Form 20-F for the fifty-two week period ended December 31, 2010.

You are also encouraged to read and consider the risk factors specific to Zoran’s businesses (that may also affect CSR) described in Zoran’s annual report on Form 10-K for the year ended December 31, 2010 because, as a result of the merger, they will become risks of the Combined Company.

Please see “Where You Can Find More Information” and “Incorporation by Reference” on pages 187 and 188, respectively, for information on where you can find the periodic reports and other documents CSR and Zoran have filed with or furnished to the SEC and which are incorporated into this proxy statement/prospectus by reference.

Risks Related to the Merger

CSR may experience difficulties in integrating Zoran’s business with its existing businesses.

The merger involves the integration of two companies that have previously operated independently. The difficulties of combining the companies’ operations include:

•	the necessity of coordinating and consolidating organizations, systems and facilities that are geographically distant and in different countries;

•	the task of integrating the management and personnel of CSR and Zoran, maintaining employee morale and retaining and incentivizing key employees; and

•	the technical challenges associated with the combination of Zoran’s technologies with CSR’s own technologies.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the Combined Company’s businesses and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business, results of operations, financial conditions or prospects of the Combined Company after the merger. Moreover, if management is unable to successfully integrate the operations of the two companies, the anticipated benefits of the merger may not be realized.

CSR may experience difficulties in integrating Zoran’s products and customer base with its own.

The Combined Company may fail to integrate Zoran’s technology into CSR products or Zoran products into the CSR customer base, and vice versa, and/or such integration may not occur at the speed or to the extent that CSR and Zoran might anticipate. For example, plans to integrate Zoran’s camera technology with CSR’s existing products for application in mobile devices or to sell integrated solutions into the automotive sector may prove to be more difficult or take longer than envisaged. The anticipated benefits of the merger are dependent on the reaction of the markets and the customers of CSR and Zoran and other factors over which the Combined Company has no control. If the Combined Company is unable to successfully integrate the two companies’ products and customer bases, the business, results of operations, financial conditions or prospects of the Combined Company could be affected.

CSR may not achieve the cost synergies it anticipates.

The Combined Company may fail to achieve the cost savings that CSR anticipates achieving from the merger. In particular, the Combined Company’s ability to successfully realize cost synergies and the timing of this realization may be affected by a variety of factors, including but not limited to:

•	its broad geographic areas of operations and the resulting potential complexity of integrating CSR’s and Zoran’s operations;

•	the difficulty of implementing its cost savings plans;

•	the technical challenges associated with the combination of Zoran’s technologies with CSR’s own technologies; and

•	unforeseeable events, including major changes in the industries in which CSR and Zoran operate.

If the cost savings that CSR expects are not realized or are delayed, the Combined Company’s results of operations and the market price of ordinary shares of CSR and CSR ADSs would be adversely affected.

The merger is being challenged by stockholder class action lawsuits that have been filed against CSR, Zoran and Zeiss Merger Sub, Inc.

Purported class action lawsuits are frequently filed in response to merger announcements. CSR, Zoran, Zeiss Merger Sub, Inc. and certain directors of Zoran are currently defending against several lawsuits in Delaware and California related to the proposed merger. See “The Merger—Legal Proceedings Relating to Merger” for further details.

Several plaintiffs’ law firms have announced investigations of Zoran concerning possible breaches of fiduciary duty and other violations of law, and it is possible that one or more of these or other law firms could initiate additional litigation against CSR, Zoran, Zeiss Merger Sub, Inc. and certain directors of Zoran. These lawsuits may require CSR, Zoran, Zeiss Merger Sub, Inc. and certain directors of Zoran to incur substantial legal fees and expenses, could create additional uncertainty relating to the proposed merger and could be distracting to the management of the Combined Company.

Absent receipt of a ruling or exemption, Zoran stockholders will generally be subject to Israeli tax withholding on the gross consideration received in the merger.

As a consequence of the merger, holders of Zoran’s stock will be treated as having sold their Zoran’s stock in the merger. Because of Zoran’s substantial operations in Israel, the Israeli Tax Authority may view Zoran as an Israeli company for tax purposes. When an Israeli company is sold, regardless of whether the consideration in the sale is cash or stock, its stockholders may be subject to Israeli taxation at the rate of 20% for individuals and 24% for corporations. Zoran believes, however, that certain exemptions from Israeli capital gains may apply to certain holders of Zoran’s stock under relevant tax treaties with Israel or under certain provisions of Israeli tax law.

Zoran has filed a request for tax rulings from the Israeli Tax Authority with respect to (i) the application of Israeli tax withholding to payments of consideration in the merger to stockholders and (ii) the application of Israeli tax withholding and other Israeli tax treatment applicable in respect of the merger to holders of Zoran stock options, RSUs and common stock issued to certain employees. While Zoran believes it will likely receive such rulings, there can be no assurance that such rulings will be granted. The Israeli tax withholding consequences of the merger to Zoran stockholders and holders of Zoran stock options and RSUs may vary depending upon the particular circumstances of each stockholder, holder of Zoran stock options or RSUs, as applicable, and the final tax rulings issued by the Israeli Tax Authority. To the extent that tax is withheld on payments to U.S. taxpayers, it is possible that such withheld taxes may not be able to be credited against such taxpayers’ U.S. income tax liability.

If Zoran does not receive a ruling or exemption certificate from the Israeli Tax Authority, Zoran’s stockholders will be subject to Israeli tax withholding at the rate of 20% (for individuals) and 24% (for corporations) on the gross consideration received in the merger. In such event, CSR or the exchange agent would withhold and deduct from the CSR ADSs to which such stockholder is entitled to pursuant to the merger agreement, such number of CSR ADSs with a value equal to 20% or 24% of the gross consideration received in the merger by such stockholder, as applicable, from the total number of CSR ADSs to which such stockholder is otherwise entitled to receive.

You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the merger to you. For a more detailed description of the material Israeli tax consequences of the merger, see the section entitled “Material Tax Consequences—Material Israeli Tax Consequences of the Merger.”

You are urged to consult with your own tax advisor as to the tax consequences to you of the merger, including the consequences under any applicable, state, local, foreign or other tax laws. For a more detailed description of the material Israeli tax consequences of the merger, see the section entitled “Material Tax Consequences—Material Israeli Tax Consequences of the Merger.”

The merger may result in a loss of customers or strategic alliances.

As a result of the merger, some of the customers, potential customers or strategic partners of CSR and Zoran may terminate or scale back their business relationship with the Combined Company. Some customers may not wish to source a larger percentage of their product needs from a single company, or may feel that CSR or Zoran, as appropriate, and thus the Combined Company is too closely allied with one of their competitors. Potential customers or strategic partners may delay entering into, or decide not to enter into, a business relationship with the Combined Company because of the merger. If customer relationships or strategic alliances are adversely affected by the merger, the Combined Company’s business and financial performance would suffer.

Third parties may terminate or alter existing contracts with Zoran.

Zoran has contracts with suppliers, distributors, customers, licensors, licensees, lessors, insurers and other business partners that have “change of control” or similar clauses that allow the counterparty to terminate or change the terms of their contract upon the closing of the transactions contemplated by the merger agreement. CSR and Zoran will seek to obtain consent from these other parties, but if these third party consents cannot be obtained, or are obtained on unfavorable terms, the Combined Company may lose protection under certain release agreements and patent non-assertion agreements, may lose certain insurance coverage, may suffer a loss of potential future revenue, may lose confidentiality protection in certain cases and may lose intellectual property that is material to the business of the Combined Company.

The value of the consideration payable by CSR in the merger may decline.

The number of CSR ADSs issued pursuant to the merger that Zoran shareholders will be entitled to receive is fixed at 0.4625, with each American depository share representing four ordinary shares of CSR, for each Zoran share held. Because the market price of ordinary shares of CSR is denominated in pounds sterling, the American depository shares to be issued will be denominated in U.S. dollars and the pounds sterling-U.S. dollar exchange rate and market price of the ordinary shares of CSR fluctuate continuously, the value of the consideration that Zoran shareholders will receive on consummation of the merger may be less than (or greater than) that stated as of the last trading day before the merger agreement was executed or on the date of this proxy statement/prospectus.

The merger may be consummated even if CSR or Zoran has experienced a material adverse change.

In general, under the merger agreement, either party can refuse to consummate the merger if there is a material adverse change affecting the other party between February 20, 2011 and the consummation of the merger. Some adverse changes, events, circumstances or developments will not prevent the merger from going forward, however, even if they would have a material adverse effect on CSR or Zoran, including adverse changes, events, circumstances or developments resulting from, among other things:

•	general economic conditions or conditions generally affecting the semiconductor and software industries, except to the extent CSR and Zoran are materially disproportionately affected;

•	the announcement or pendency of the merger;

•	compliance with the express terms and conditions of the merger agreement;

•	any failure to meet published revenue or earning estimates that may cause a change in the stock price or trading volume of the respective shares of CSR and Zoran; or

•	any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof.

If such adverse changes occur and the merger is completed, the Combined Company’s share price may suffer.

During the pendency of the merger, CSR and Zoran may be prevented by the merger agreement from entering an attractive merger or business combination with another party.

Under the merger agreement, Zoran is generally restricted from acquiring any new businesses or entering into discussions or negotiations regarding alternative transactions, while CSR is restricted from entering into any significant acquisitions or undertaking any significant disposals and from entering into discussions or negotiations regarding alternative transactions. As a result, the parties may be at a disadvantage to competitors who are free to pursue acquisition or sale opportunities.

Risks Related to the Combined Company

Strategy

The Combined Company may fail to anticipate key technological customer and market requirements on an accurate and timely basis.

The Combined Company may incorrectly assess trends in technological evolution, industry standards and/or the requirements of its customers and end consumers. The Combined Company may invest its research and development monies in the wrong areas, develop products that fail to meet its customers’ needs, or fail to pursue product development opportunities that its competitors seize. The Combined Company’s success also depends on the development of these markets and adoption of the technologies by its customers. Technological and market trends are difficult to predict. If the Combined Company is unable to predict market requirements, end customer demand for product features and evolving industry standards, its prospects and results of operations could be materially adversely affected.

The Combined Company’s technologies could be integrated into other integrated circuits, decline in importance or be superseded by superior technologies.

CSR derives the majority of its revenue from sales of its Bluetooth-based and GPS-based products. The Bluetooth and GPS standards have each evolved over the time since their first introduction and an ever increasing array of features have been added to the chips required by CSR’s customers. Similarly, Zoran sells products in markets that are characterized by rapid technological change, evolving industry standards, frequent new product introductions, short product life cycles and increasing demand for higher levels of integration and smaller process geometrics. The Combined Company may fail to see or react to changes in the marketplace that fundamentally challenges its business model.

If CSR’s or Zoran’s products cease to be used as an “anchor point” around which to integrate other technologies, or if more customers were to integrate the functions that CSR’s products support into their products, the Combined Company’s business could be materially adversely affected. The technologies which CSR brings to market, for example Wi-Fi, and other technologies which CSR has under development or which the Combined Company may release in the future, may be integrated into one of the other chips, which could also materially adversely affect the Combined Company’s future business. The Combined Company would also be materially adversely affected if its technologies were to decline in importance or be replaced entirely as the prevailing technology or if superior technologies were developed that resulted in the Combined Company’s products being less competitive.

The average selling prices of the Combined Company’s products are likely to decrease rapidly.

The average selling prices of both CSR’s and Zoran’s products have historically declined significantly over their life, and this is likely to continue for the Combined Company’s products. In the past, CSR and Zoran have regularly reduced the average selling prices of their products in response to competitive pricing pressures, new product introductions by itself or its competitors and other factors, and the Combined Company expects to have to do so in the future.

The global recession in 2009 and 2010 caused a significant downturn in the semiconductor industry, resulting in CSR’s and Zoran’s competitors becoming more aggressive in their pricing practices and while more recently new suppliers in developing markets such as China have sought to obtain market share by offering alternative products to customers at lower prices. These are examples of practices which the Combined Company expects to continue in the foreseeable future. The Combined Company’s financial results could be materially adversely affected if it fails to offset reduced prices by increasing its sales volumes, reducing its costs, or successfully introducing new products at higher prices.

Product, Technology and Execution

The Combined Company may fail to develop new products on a timely basis or fail to secure new orders with or develop new markets for its new technologies.

The Combined Company’s success is dependent on its ability to develop new semiconductor solutions for existing and new markets, qualify its products under industry standards or prescribed regulations and introduce those products in a cost-effective and timely manner, and convince leading equipment manufacturers to select those products for design into their own new products. If it is not able to develop and introduce new products successfully and in a cost effective and timely manner, the business, prospects, financial condition and results of operations of the Combined Company will be materially adversely affected.

The development of new solutions can require the Combined Company to engage third parties to provide products or resources it does not possess or to qualify its products under specific industry standards or prescribed regulations prior to release to its customers. The Combined Company’s programs and the delivery of new products would be adversely affected if these third parties were unable to provide it with the necessary support according to its deadlines or specifications or the products required further evaluation or approval prior to any applicable certification. The delay of or failure by the Combined Company to launch and deliver new products in keeping with the expectations of its customers would result in a loss of market share and future customer orders, which in turn could have a material adverse effect on its financial condition and results of operations and financial condition.

The Combined Company’s success will also depend on the successful development of new markets and the application and acceptance of new technologies and products in those new markets. For example, Zoran’s success has in the past depended on the ability of its customers to develop new products and enhance existing products in the digital still camera, imaging and DVD markets and to introduce and promote those products successfully, as well as Zoran’s success in obtaining design wins for its products in these markets. These markets may not continue to develop to the extent or in the time periods that the Combined Company currently anticipates due to factors outside its control. If new markets do not develop as the Combined Company anticipates, or if its products or those of its customers do not gain widespread acceptance in these markets, the Combined Company’s business, financial condition and results of operations could be harmed.

The length of product design cycles means the Combined Company could fail to timely deliver products that have the desired performance or features.

The design and sales cycle for CSR’s integrated circuits can take up to 36 months, and in exceptional cases even longer. Achieving volume production of products using CSR’s integrated circuits can take an additional six months or more because its customers need to incorporate CSR’s technology into their own products. The design and sales cycles of Zoran’s products, depending on its product line, typically range from one to two years. The time required for Zoran’s customers to incorporate Zoran’s products into their own can vary significantly and generally exceeds several months.

The lengthy design cycle makes it difficult to forecast product demand and the timing of orders, which may not ultimately materialize in accordance with the Combined Company’s expectations. Actual customer requirements for the combination of multiple technologies and the way these are incorporated into their products may differ from the Combined Company’s expectations. Also, the Combined Company may fail to develop products with the combination of technologies or features that customers expect.

Even when a customer chooses the Combined Company’s design, that customer may not order volume shipments, and in addition, the delays inherent in lengthy design cycles increase the risk that the Combined Company’s customers may seek to cancel or modify orders.

If the introduction of products is delayed, the Combined Company’s ability to compete and maintain market share may be materially adversely affected.

The Combined Company will be subject to risks associated with the transition to smaller geometry process technologies.

To remain competitive, the Combined Company expects to continue to transition both CSR’s and Zoran’s semiconductor products to increasingly smaller line width geometries.

This transition will require modifications to the design and manufacturing processes of some products as well as standard cells and other integrated circuit designs that may be used in multiple products. This may result in delays in product deliveries, increased expenses or reduced manufacturing yields, all of which could materially adversely impact the Combined Company’s results of operations. The Combined Company’s ability to adopt and anticipate future standards and the rate of adoption and acceptance of these standards into its products will be significant factors in maintaining or improving the Combined Company’s competitive position and prospects for growth.

Product Sourcing and Supply Chain

The third party foundries and subcontractors on whom the Combined Company will rely to manufacture, assemble and test their integrated circuit products may be unable to meet the requirements of the business.

Neither CSR nor Zoran owns or operates a fabrication facility. Both CSR and Zoran are reliant on third parties, in particular Taiwan Semiconductor Manufacturing Company Limited and Advanced Semiconductor Engineering, Inc., to manufacture, assemble and test their products on time.

Because of this reliance on third parties, the Combined Company remains subject to risks that CSR and Zoran have in the past experienced, including:

•

changes to the terms on which the third parties are able or willing to supply products and services to the Combined Company, including adverse changes to pricing, inadequate capacity made available to the Combined Company for the manufacture or testing of its products in order to meet customer orders or to support in the delivery of finished products required to satisfy those orders, for example by providing that capacity to other customers in preference to the Combined Company;

•

natural disasters such as earthquake and tsunami (such as the recent events in Japan), pandemic or geopolitical instability resulting in the Combined Company’s suppliers being unable to obtain the raw materials to satisfy particular orders, interruptions in manufacturing or testing at the supplier sites, plant shut-downs, closures or cessation of business altogether;

•

changes in working practices affecting product qualification or product quality, or changes in management personnel affecting working relationships that may occur within suppliers to the Combined Company, including potentially as a result of reorganizations, mergers, acquisitions or disposals affecting the Combined Company’s suppliers;

•

financial difficulties which result in suppliers to the Combined Company being unable to obtain the raw materials or services to satisfy particular orders, plant shut-downs or closures or cessation of business altogether;

•	quality problems at suppliers’ manufacturing sites, resulting in lower yields, product failures and product returns; and

•	limited control over suppliers’ delivery schedules, quality assurance and control and production costs.

Because the Combined Company has no long-term supply contracts, its suppliers are generally not obligated to perform services or supply products to the Combined Company for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. If the Combined Company cannot source products it needs from one of its third party suppliers, the Combined Company may be unable quickly to source its requirements from alternative suppliers. Any of these developments would adversely affect the Combined Company’s ability to deliver products, undermine its perceived reliability and harm its financial condition and results of operations.

The Combined Company will depend on limited numbers of suppliers, and in some cases a sole supplier, for some critical components.

CSR has in the past purchased critical components from a single supplier for certain products. Zoran has also relied on a limited number of independent contractors for the assembly and testing of its products. The loss of any such supplier, disruption of the supply chain, or delays or changes in the design cycle time could result in delays in the manufacture and shipment of products, additional expense associated with obtaining a new supplier, impaired margins, reduced production volumes, strained customer relations and loss of business or could otherwise materially adversely affect the business and results of operations of the Combined Company.

Errors, defects or bugs in the Combined Company’s products could result in claims from customers.

CSR’s and Zoran’s products are highly complex. The integrated circuits that CSR and the products that Zoran supply to their customers are required to operate to very precise specifications. The Combined Company may not detect errors or defects in the research and development of a product or in its manufacture or bugs or susceptibility to connectivity viruses before it is supplied to customers or installed in the customers’ own finished devices. Errors, defects or bugs could result in the Combined Company’s customers’ devices being faulty, which would result in returns from consumers. If the device’s failure were attributable to the Combined Company’s products, it may face claims for losses or damages, costs for rectifying the defects or replacing the product, and loss of revenue if customers cancel orders. Both CSR and Zoran have agreements with customers that provide warranty protection or indemnities. Some of these agreements have no limitations on liability, and where there are limitations they may not be enforceable.

The Combined Company’s insurance coverage against losses that might arise as a result of some product defects may not be sufficient to cover claims asserted against it, and may not continue to be available generally or on reasonable terms. Product defects could also have longer term harmful effects on its reputation or its relationships with its customers or the market acceptance or sales of its products. Any of the foregoing could have a material adverse impact on the business, financial condition and results of operations of the Combined Company.

The Combined Company will be highly reliant upon the success of its customers’ products.

CSR and Zoran both rely on equipment manufacturers to select the Combined Company’s products to be designed into their products. Sales of the Combined Company’s products are largely dependent on the commercial success of its customers’ products. If the customers’ products are unsuccessful, the Combined Company’s business may be materially adversely affected.

The Combined Company is not protected by long-term contracts with its customers.

The Combined Company generally does not enter into long-term purchase contracts with its customers, and it cannot be certain as to future order levels from its customers. Customers generally purchase products of the Combined Company subject to short-term purchase orders which in some cases, the customer may revise or cancel altogether (for example, due to slowing demand, economic conditions, change in end consumer purchasing preference or other events beyond the control of the customer such as natural disasters, like the recent earthquake and tsunami in Japan). The Combined Company cannot predict whether its current customers will continue to place orders, whether existing orders will be cancelled, or whether customers who have ordered products will pay invoices for delivered products. There are certain instances where Zoran has entered, and Zoran may continue to enter, into long-term contracts; in such instances, the contract is generally terminable at the convenience of the customer. Termination or reduction in orders by customers could have a material and adverse effect on the operating performance and financial results of the Combined Company.

The Combined Company will rely on a few large customers for a significant portion of its revenue.

CSR works with a broad range of customers across its product portfolio but a few large customers represent a material portion of its total revenue. CSR’s largest customer accounted for approximately 14% of its net revenue in 2010, 11% in 2009 and 19% in 2008. CSR’s top five customers accounted for approximately 42% of its net revenue in 2010, 43% in 2009 and 50% in 2008. Zoran also derives most of its revenue from sales to a small number of customers. For the year ended December 31, 2010, four customers accounted for 13%, 12%, 11% and 11% of total revenues while sales to its ten largest customers accounted for 72% of its total revenues. In 2009, three customers accounted for 20%, 12% and 10% of its total revenues, respectively, and sales to its ten largest customers accounted for 69% of its total revenues.

The revenue and operating results of the Combined Company could be materially adversely affected if it:

•	fails to maintain a good relationship with CSR’s and Zoran’s key customers;

•	fails to meet the customers’ product needs on a timely basis; or

•	fails to achieve design wins for its products with CSR’s and Zoran’s key customers.

A change in ownership of a customer or their own strategy for their products could have a material adverse effect on the Combined Company’s business if the customer were to reduce or change its orders, seek alternate suppliers, or become unable or fail to meet its payment obligations to the Combined Company. If any of CSR’s and Zoran’s key customers has financial or other difficulties that affect its ability to maintain its business, it could reduce its orders to the Combined Company and thus adversely affect the business and financial performance of the Combined Company.

Financial difficulties or failure of the Combined Company’s distributors could cause financial loss to the Combined Company.

Both CSR and Zoran supply a significant proportion of its products to end customers through third party distributors. CSR’s largest distributor accounted for approximately 12% of its net revenue in 2010, compared with 12% in 2009 and 24% in 2008. Zoran’s largest distributor accounted for approximately 11% of its net revenue in 2010, compared with 20% in 2009 and 10% in 2008, as calculated under U.S. GAAP. The distributors are wholly independent third parties, who support CSR’s and Zoran’s own direct marketing and sales. The current economic environment presents significant challenges to the stability of distributors. These include:

•	uncertain demand patterns, which mean distributors risk ordering more products than they require to satisfy CSR’s end customers, resulting in them holding too much stock;

•	restrictions on credit terms, which mean distributors may have difficulty in selling products because end customers do not have the cash flow to enable them to buy from the distributors; and

•	fluctuating order patterns, which means end customers may amend existing orders or stop buying products because of insufficient demand,

each of which could affect distributors’ ability to continue in business.

The Combined Company’s business would be disrupted if end customers are unable to obtain the Combined Company’s products from the distributors on a timely basis. The Combined Company may be unable to collect amounts due from a failed distributor for products which have been supplied or to recover those products in default of non-payment. Each of these events could have a material adverse effect on the Combined Company’s business and financial performance.

If the Combined Company is unable to protect its commercially sensitive information, its reputation could be harmed and its ability to conduct business could be impacted.

The information shared between CSR and third parties for the development of products and technologies and the terms on which CSR conducts business with its customers are commercially sensitive and highly confidential. The Combined Company’s business reputation and its operating performance and results would be adversely affected if such information were to become known by third parties.

Monitoring unauthorized use and disclosure of CSR’s commercially sensitive information is difficult, and the Combined Company will not be certain that the steps it has taken will prevent unauthorized use or disclosure of its commercially sensitive information. The laws of certain countries in which the Combined Company’s products are or may be developed, manufactured or sold, including various countries in Asia, may not protect its products or commercially sensitive information to the same extent as do the laws of the United States and Western Europe, and thus make the possibility of unauthorized use and disclosure of the Combined Company’s commercially sensitive information more likely in these countries.

Infringement of Intellectual Property Rights

The Combined Company may be subject to claims that it infringes third party intellectual property rights.

Intellectual property litigation and disputes are common in the Combined Company’s industry. Both CSR and Zoran are subject to pending patent infringement legal proceedings as detailed in paragraph 16 of Part III (Information on CSR) and paragraph 16 of Part IV (Information on Zoran).

At any given time in the ordinary course of business, both CSR and Zoran have regularly received, and the Combined Company may continue to receive, written notices or offers from competitors and others claiming to have patent and other intellectual property rights in certain technology and inviting them to license this technology and related patents, including technology and patents that may apply to the Bluetooth standard or the IEEE family of standards, or other wireless or wired standards, as well as to other technology and patents relevant to their chips, software and system solutions. These notices or offers have been made directly and through customers and other third parties. Both CSR and Zoran have responded, or are in the process of responding, directly or indirectly through their customers and other third parties, to notices and allegations of infringement that CSR or Zoran or their customers have received, and continue to respond regarding the offers with some of the parties that have sent the notices. Moreover, CSR and Zoran and their respective customers who use their products have in the past been, and currently are, subject to patent infringement litigation. For example, CSR is currently engaged in litigation with parties that claim its products infringe their patents. The Combined

Company and customers who use its products may be subject to further intellectual property claims by third parties alleging infringements of their patents or other intellectual property rights.

Companies in the semiconductor industry often aggressively protect and pursue their intellectual property rights. Other parties, including companies that assemble a portfolio of patents and use it to derive substantial licensing revenues, may assert intellectual property infringement claims against the Combined Company’s products.

Intellectual property claims could adversely affect the Combined Company’s ability to market its products, require the re-design of its products or require it to seek licenses from third parties, and seriously harm both its reputation and operating results.

The defense of such claims, whether or not determined in the Combined Company’s favor or settled, could result in significant costs, harm its reputation and divert the attention of its management or other key employees. As the Combined Company diversifies into different technologies, it may become more susceptible to these types of infringement claims. Any of the foregoing could have a material adverse impact on its business, operating expenses, financial condition and results of operations. The outcome of any litigation is uncertain and either favorable or unfavorable outcomes could have a material impact. If infringement claims are brought against the Combined Company, these assertions could distract its management and necessitate the expenditure of potentially significant funds and resources to defend or settle such claims. No assurance can be made that third parties will not seek to commence additional litigation against the Combined Company, or that the pending and/or additional litigation will not have a material adverse effect on its business.

The Combined Company cannot be certain that it will have the appropriate financial resources for it to be commercially viable to defend itself against any patent or other intellectual property litigation, which may prevent it from mounting a defense or cause its defense to be unsuccessful. The Combined Company’s costs and potential liability are increased to the extent it has to indemnify or otherwise defend its customers. If the Combined Company is unsuccessful in, or decides it is not commercially viable for it to make any defense to, any challenge to its rights to market and sell its products, it may, among other things, be required to:

•	pay actual damages, royalties, lost profits and/or increased damages and the third party’s attorneys’ fees, which may be substantial;

•	cease the development, manufacture, use, marketing and/or sale of products that use the intellectual property in question through a court-imposed sanction called an injunction;

•

expend significant resources to modify or redesign its products, manufacturing processes or other technology so that it does not infringe others’ intellectual property rights or to develop or acquire non-infringing technology, which may not be possible; or

•

obtain licenses to the disputed rights, which could require the payment of substantial upfront fees and future royalty payments and may not be available to it on acceptable terms, if at all, or to cease marketing the challenged products.

Before the Combined Company could be successful in defending an infringement claim, its customers may already be reluctant to include it on their future product design. Therefore, even if the Combined Company is successful in defending an infringement action, negative publicity could already have a material adverse effect on its business, in addition to the expense, time delay and burden on management of the litigation itself.

Protection of Intellectual Property Rights

The Combined Company may fail or be unable to obtain sufficient intellectual property protection of its proprietary technology.

Protecting the proprietary technology of CSR and Zoran is an important part of being able to compete successfully. CSR and Zoran rely on a combination of patent, trade secret, copyright and trademark laws, non-disclosure and other contractual agreements and technical measures to protect their proprietary rights. These agreements and measures may not be sufficient to protect the Combined Company’s technology from third-party infringement, or to protect it from the claims of others. Monitoring unauthorized use of intellectual property is difficult, and CSR and Zoran cannot be certain that the steps they have taken will prevent unauthorized use of the Combined Company’s technology, particularly in countries where the laws may not protect its proprietary rights as fully as in the United States and Western Europe. If competitors are able to use the Combined Company’s technology, its ability to compete effectively could be harmed.

The patent applications of CSR and Zoran may not provide sufficient protection for all competitive aspects of the Combined Company’s technology or may not result in issued patents. Issued patents may not provide competitive advantages to the Combined Company. For example, competitors may be able to effectively design around the Combined Company’s patents, or the patents may be challenged, invalidated or circumvented. Competitors may also independently develop technologies that are substantially equivalent or superior to the Combined Company’s technology and may obtain patents that restrict the business of the Combined Company. Moreover, while CSR and Zoran hold, or have applied for, patents relating to the technology used in their products, some of their products are based in part on standards, for which they do not hold patents or other intellectual property rights.

The laws of some countries, such as China, in which CSR and Zoran operate and/or from which they derive significant amounts of revenue, do not protect intellectual property to the same extent as, for example, the laws of the United States and Western Europe. Competitors may independently develop similar technologies or design around the Combined Company’s patents and could also successfully challenge any issued patent.

Even where CSR or Zoran has an issued patent, the Combined Company may choose not to pursue all instances of patent infringement. The Combined Company’s failure or inability to obtain sufficient patent protection could harm its competitive position and increase its expenses if it is required to pay license fees under patents issued to others.

The Combined Company may incur indemnity obligations under its contracts with customers.

Both CSR and Zoran have agreed to indemnify some customers for costs and damages of intellectual property infringement in some circumstances, which may subject the Combined Company to significant indemnification claims by its customers or others. The Combined Company may also have to defend related third party infringement claims made directly against it.

In some instances, CSR’s products are designed for use in devices used by potentially millions of consumers, such as mobile telephones, and CSR’s server software is placed on servers providing wireless network services to end-users, both of which could subject the Combined Company to considerable exposure should an infringement claim occur. CSR has received notice from customers that they have been notified by one of CSR’s competitors that the incorporation of CSR’s chip sets into products breaches that competitor’s own intellectual property and/or requires the payment of patent license fees to the competitor. If this competitor or another competitor pursued such claims, the Combined Company’s business could be materially adversely affected.

Staff

Loss of key employees or failure to equip employees with the necessary skills and capabilities to support the Combined Company’s strategy could hurt its competitive position.

The success of the Combined Company after the merger will depend to a significant extent upon its ability to retain key CSR and Zoran senior executives and research and development, engineering, operations, marketing, sales, support and other personnel and its ability to continue to attract, retain and motivate qualified personnel. The loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on the Combined Company.

The Combined Company will also need to ensure that its employees have the skills and capabilities necessary for it to develop new technologies and products to compete effectively and secure new business. The failure to provide adequate training or development, through lack of investment or planning could affect staff retention or mean that staff do not possess the knowledge and skills needed by the Combined Company to deliver on its strategy. This could have a material adverse effect on the Combined Company’s operating and financial results.

Internal infrastructure

The Combined Company will rely on information technology and automated systems to conduct its business.

Each of CSR and Zoran rely on, and the Combined Company will rely on, information technology and automated systems to support its operations globally. A failure or interruption to these systems could materially and adversely affect the Combined Company’s business and operations and as a result its financial performance. If its information technology systems were to fail or be disrupted this could adversely affect many aspects of the Combined Company’s business, from the development of products, to the ordering and delivery of products, to the accurate recording of financial information.

The loss of information technology systems could affect the Combined Company’s development work, for example by delaying a project, causing errors to occur in the software it develops for its products, or resulting in an inability to launch new products on time. In addition, loss of its systems could disrupt or cause delays in recording and satisfying customer orders, or result in errors in ordering of products from the Combined Company’s suppliers. The Combined Company could also lose the means to make decisions on the conduct of its business on a timely basis which could affect business or investment decisions.

If the Combined Company’s information technology systems fail to evolve in conjunction with the needs of its business, for example because of lack of investment or failure to predict future business needs, the Combined Company’s ability to develop new products, maintain adequate operating systems or grow its business could be adversely affected. Any of these events could result in loss of business, additional costs, or inaccurate recording of key business and financial information, which could materially adversely affect the Combined Company’s business and results of operations.

Competition

The Combined Company may fail to compete successfully in a very competitive market.

The market for both CSR’s and Zoran’s products is highly competitive and rapidly evolving. CSR and Zoran compete in different product lines to varying degrees on the following characteristics:

•	price;

•	technical performance;

•	product features;

•	product system compatibility;

•	product design and technology;

•	timely introduction of new products;

•	product availability;

•	manufacturing yields; and

•	sales and technical support.

Given the intense competition in the semiconductor industry, if the Combined Company’s products are not selected by current or potential customers, its business, financial condition and results of operations will be materially adversely affected.

CSR is seeing increased competition throughout the market for wireless connectivity products. The increased competition could result in more pronounced price reductions, reduced margins and/or loss of market share. Within their respective markets, CSR and Zoran face competition from public and private companies, as well as the in-house design efforts of their customers. A number of CSR’s and Zoran’s competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than the Combined Company. The Combined Company may fail to compete successfully, which could materially adversely affect its business and financial performance.

Economic, political and other risks

International economic, political and other risks may harm the Combined Company’s results of operations.

CSR derives nearly all of its revenue from sales outside of the U.K. and, during 2010 and 2009, 93% of Zoran’s total revenues were derived outside of North America. Since both companies conduct business internationally, they are, and the Combined Company will be, subject to economic, political and other risks in each of the countries in which they and their customers operate. Such risks include:

•

disruption in commercial activity, a general economic slowdown and/or reduced demand for consumer products arising from military conflict, terrorist activities or other local economic and political instability;

•	the difficulties of complying with and consequences of non-compliance with multiple sets of laws and regulations, which can change often and may be in conflict;

•	restrictions on the import and export of the Combined Company’s and its customers’ products, employment, taxes and other laws and regulations that apply in its industry;

•	complying with local business practices and managing cultural differences;

•	working with local infrastructure and transportation networks; and

•	designing products to comply with local regulatory requirements.

If the Combined Company or its customers fail, or are unable, to manage these risks in the various markets in which it operates, the Combined Company’s results of operations may be materially adversely affected.

The recent natural disaster and related nuclear accident in Japan could disrupt the operations of the Combined Company and its customers.

A number of companies that maintain facilities in Japan provide the suppliers or customers of CSR and Zoran with materials and components. Even if these companies’ facilities are not located near the epicenter of the March 2011 Tōhoku earthquake, they may be affected by the consequences of the natural disaster and related nuclear accident at the Fukushima I nuclear power plant that have affected Japan, which have included rolling blackouts, decreased access to materials and components and transportation interruptions. Some materials or components may be single-sourced from facilities in the areas affected by the natural disaster or related nuclear accident. If these conditions persist, the Combined Company may experience shortages of materials or components required for the manufacturing of its products, which could limit its ability to supply these products. The Combined Company may also experience delay or cancellation of orders from its customers, if they are unable to obtain adequate supplies of materials or components needed for the manufacture of their products that incorporate the Combined Company’s chips, or if their operations are otherwise disrupted by the natural disaster and related nuclear accident in Japan, or if consumer demand weakens in Japan due to the disaster and related accident. In such events, the revenue and results of operations of the Combined Company could be materially and adversely affected.

The Combined Company’s business is highly cyclical, is subject to rapid change and evolving industry standards, and has experienced significant downturns.

Both CSR and Zoran operate in the global semiconductor industry, which is highly cyclical, is subject to rapid change and evolving industry standards, and has experienced significant downturns, often in connection with maturing products and declines in general economic conditions, including in connection with the recent global financial crisis. Such downturns have reflected decreases in product demand, production overcapacity, excess inventory levels and accelerated erosion in average selling prices, which can have a material adverse effect on the business of the Combined Company. These factors have in the past caused substantial fluctuations in the revenue and results of operations of both CSR and Zoran and may in the future cause substantial fluctuations in the revenue and results of operations of the Combined Company.

The Combined Company will be subject to foreign currency exchange risks.

Substantially all of CSR’s and Zoran’s sales and cost of sales are denominated in U.S. dollars, which is CSR’s functional currency.

A significant portion of CSR’s operating costs and taxation is denominated in pounds sterling. Although CSR puts in place forward exchange contracts 11 to 15 months in advance to fix the exchange rate of the U.S. dollar to the pound sterling for the majority of these costs, movements in the U.S. dollar to pound sterling rate impact any pound sterling operating costs not covered by the forward contracts and, in the longer term, movements in the rate of exchange will impact all of CSR’s pound sterling costs, as it will affect the rate fixed by the forward contracts being put in place for future expenditures. CSR is also exposed to foreign exchange risks from costs recorded in other currencies, which are currently not covered by forward contracts.

A portion of the cost of Zoran’s operations, relating mainly to its personnel and facilities, is incurred in Chinese renminbi, Israeli new shekels and other currencies other than U.S. dollars. As a result, Zoran bears the risk that the rate of inflation in relevant countries or the decline in value of the U.S. dollar compared to those foreign currencies will increase its costs as expressed in U.S. dollars. To date, Zoran has not engaged in hedging transactions. In the future, the Combined Company may enter into currency hedging transactions designed to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against other currencies. These measures may not adequately protect the Combined Company from the impact of inflation or currency fluctuation on Zoran’s non-U.S. costs.

A material appreciation of the value of the U.S. dollar against the pound sterling could have a material adverse effect on the Combined Company’s current year results of operations, mainly due to revaluation losses on pound sterling denominated assets, as the forward contracts mentioned above provide a hedge to movements in most pound sterling denominated liabilities. A material depreciation of the value of the U.S. dollar against the pound sterling could have a material adverse effect on the Combined Company’s future results of operations, due to the recording of pound sterling operating expenses at a higher U.S. dollar exchange rate.

If there is a significant devaluation of the currency in a specific country, the prices of the Combined Company’s products will increase relative to that country’s currency; the Combined Company’s products may be less competitive in that country and its revenues may be adversely affected. Also, the Combined Company cannot be sure that its international customers will continue to be willing to place orders denominated in U.S. dollars. If they do not, the Combined Company’s revenue and operating results will be subject to foreign exchange fluctuations, which it may not be able to successfully manage.

Consumer demand

Depressed economic conditions may continue to adversely affect the Combined Company’s financial performance.

The Combined Company’s products are predominantly supplied for adoption into devices intended for the consumer market. If depressed economic conditions persist or worsen, demand levels for the Combined

Company’s customers’ products, and therefore for the Combined Company’s products, are likely to be materially adversely affected. CSR expects that a substantial portion of the Combined Company’s revenue will continue to be derived from the sale of its technologies to the consumer electronics market and therefore, to the extent that such sales of such consumer devices decline, the revenue and results of operations and financial condition of the Combined Company could be materially adversely affected. Any difficulties experienced by customers and suppliers in accessing sources of liquidity could seriously disrupt their businesses, which could lead to a significant reduction in their future orders of the Combined Company’s products or the inability or failure on their part to meet their payment obligations to the Combined Company. In turn, this would have a material adverse effect on the Combined Company’s operating and financial results.

The Combined Company may not accurately forecast demand for its products.

Accurate forecasting of demand in the volatile and dynamic sectors in which the Combined Company operate and will continue to operate can be very difficult, particularly in times of rapidly changing economic conditions and uncertain demand from end consumers for retail products.

The level of inventory required in the Combined Company’s business is sensitive to changes in the actual demand for its products compared with its forecast of sales of those products and actual demand from the Combined Company’s customers compared to forecasted demand has the potential to vary significantly. If changes in actual market conditions are less favorable than those projected, the Combined Company will hold higher levels of inventory than is required to satisfy customer demand. This may result in the Combined Company holding inventory which it is unable to sell, due to customers no longer requiring the product held in inventory. The Combined Company may need to reduce the selling price of the surplus products in order to sell the inventory, and this may still not be sufficient incentive to customers to enable it to sell the excess inventory. In this situation the Combined Company may suffer reduced margins, inventory write-offs or both.

Similarly, in times of growing demand, either generally or for particular products, the Combined Company may not order sufficient inventory to satisfy customer requirements and as a result not be able to meet customer orders in a timely manner. Obtaining additional supply may be costly or impossible, and failing to meet customer needs may adversely affect customer relationships and reduce the Combined Company’s revenue. Any of the foregoing could have a material adverse effect on the financial condition and results of operations of the Combined Company.

Risks related to the industry

The Combined Company’s quarterly and therefore annual revenue and operating results are affected by a wide variety of factors, making them difficult to predict and, if it does not meet quarterly and therefore annual financial expectations, its share price will likely decline.

The Combined Company’s quarterly and therefore annual revenue and operating results are affected by a wide variety of factors, making them difficult to predict. CSR’s and Zoran’s results have in the past fluctuated significantly from quarter to quarter, a trend that is expected to continue with the Combined Company. The Combined Company’s operating results in some quarters or annual periods may be materially below market expectations, which would cause the market price of the ordinary shares of CSR and American depository shares representing ordinary shares of CSR to decline. The Combined Company’s quarterly or annual periods operating results may fluctuate as a result of the risks discussed in this section and other factors, including:

•	global economic conditions;

•	the cyclical nature of the semiconductor industry;

•	inventory management;

•	technological changes;

•	performance of the Combined Company’s key customers in the markets they serve;

•	delays in the introduction of new products;

•

changes in the relative volume of sales of the Combined Company’s chip sets, its premium software offerings and its intellectual property cores or other products and product mix, which have significantly different average selling prices and gross margins;

•	unpredictable volume, timing and cancellation of customer orders;

•	the availability of required capacity from one or more suppliers;

•	the availability, pricing and timeliness of delivery of components used in the Combined Company’s customers’ products;

•	changes in foreign exchange rates;

•	the timing of new product announcements or introductions by the Combined Company or by its competitors;

•	design losses to the Combined Company’s competitors;

•	the introduction or delay in launch of the Combined Company’s customers’ products that use the Combined Company’s technology;

•	a decision by one of the Combined Company’s customers to terminate use of the Combined Company’s technology;

•	seasonality in the Combined Company’s various target markets;

•	difficulties in managing the Combined Company’s product transitions effectively;

•	intangible asset write-downs; and

•	developments in litigation proceedings involving the Combined Company, including fluctuations in litigation expenses.

The Combined Company bases its planned operating expenses in part on its expectations of future revenue, and its expenses are relatively fixed in the short term. If revenue for a particular period is lower than the Combined Company expects, it may be unable to reduce its operating expenses proportionately for that period, which would harm the Combined Company’s operating results.

Risks Related to Zoran

Zoran has been loss-making for each of the past three financial years to December 31, 2010.

Zoran has been loss-making for each of the past three financial years to December 31, 2010. This adds to the complexity and scale of the challenges faced by the management within the Combined Company in seeking to achieve a return to profitability which could in turn impact the future growth and development within the rest of the business of the enlarged group, which could have a material and adverse effect on the overall financial performance of the Combined Company.

Because Zoran has significant operations in Israel, the Combined Company’s business and future operating results could be adversely affected by events that occur in, or otherwise affect, the Middle East.

Zoran conducts a significant portion of its research and development and engineering activities, in addition to a portion of its sales and marketing operations, at a 109,700 square foot facility in Haifa, Israel, where it employs approximately 380 people. As a result, Zoran operations are, and the Combined Company’s operations will be, affected by the local conditions and the actions taken by the governments in the Middle East, which may disrupt or hinder the Combined Company’s business generally by delaying product development or interfering with global marketing efforts. For example, as a result of the heightened military operations in Gaza, some of Zoran’s employees were conscripted into the Israeli armed forces for several weeks ending in January 2009.

Additional employees may be called to active duty in the future. Extended absences could disrupt the Combined Company’s operations and delay product development cycles. In addition, military conflict, terrorist activities or other local economic and political instability in the Middle East, where there has been political instability in the past, could harm the Combined Company’s business as a result of a disruption in commercial activity or a general economic slowdown and reduced demand for consumer electronic products.

Regulation of the products of Zoran’s customers may slow the process of introducing new products and could impair the Combined Company’s ability to compete.

The Federal Communications Commission has broad jurisdiction over Zoran’s target markets in the DTV and mobile phone business. Various international entities or organizations may also regulate aspects of Zoran’s business or the business of its customers. Although Zoran’s products are not directly subject to regulation by any agency, the transmission pipes, as well as much of the equipment into which its products are incorporated, are subject to direct government regulation. For example, before they can be sold in the United States, advanced televisions and emerging interactive displays must be tested and certified by Underwriters Laboratories and meet Federal Communications Commission regulations. Accordingly, the effects of regulation on Zoran’s customers or the industries in which Zoran’s customers operate may in turn harm Zoran’s business. In addition, Zoran’s DTV and digital camera businesses may also be adversely affected by the imposition of tariffs, duties and other import restrictions on its suppliers or by the imposition of export restrictions on products that it sells internationally. Changes in current laws or regulations or the imposition of new laws or regulations in the United States or elsewhere could harm Zoran’s business.

Risks Related to CSR Ordinary Shares and CSR American Depositary Shares

CSR may be treated as a Passive Foreign Investment Company.

As a non-U.S. corporation owning substantial cash assets, there is an ongoing risk that CSR may be treated as a Passive Foreign Investment Company (PFIC) for U.S. federal income tax purposes depending on the ratio of the share price of ordinary shares of CSR (which affects the valuation of certain assets including goodwill) to CSR’s holdings of cash and liquid assets such as bank deposits and marketable securities. A non-U.S. corporation generally will be considered to be a Passive Foreign Investment Company for any taxable year in which 75 percent or more of its gross income is passive income, or 50 percent or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive income). This determination is highly factual, and will depend upon, among other things, CSR’s market valuation and future financial performance. CSR believes it was not a Passive Foreign Investment Company for the taxable year ended in December 31, 2010. CSR believes it will not be classified as a PFIC for the taxable year ending December 30, 2011, but if CSR were to be classified as a PFIC for any future taxable year, holders of ordinary shares of CSR or CSR ADSs who are U.S. taxpayers would be subject to adverse U.S. federal income tax consequences.

Shareholders in countries other than the United Kingdom will suffer dilution if they are unable to participate in future pre-emptive equity offerings.

Under English law, shareholders usually have pre-emptive rights to subscribe on a pro rata basis in the issuance of new shares for cash. The exercise of pre-emptive rights by certain shareholders not resident in the United Kingdom may be restricted by applicable law or practice in the United Kingdom and overseas jurisdictions. In particular, the exercise of pre-emptive rights by U.S. shareholders would be prohibited unless that rights offering is registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act applies. Furthermore, under the deposit agreement for the CSR ADSs, the depositary generally will not offer those rights to holders of CSR ADSs unless both the rights and the underlying securities to be distributed to holders of CSR ADSs are either registered under the U.S. Securities Act, or exempt from registration under the U.S. Securities Act with respect to all holders of CSR ADSs. If no exemption applies and the Combined Company does not wish to register the rights offering, shareholders in the United States may not be able or permitted to exercise their pre-emptive rights. CSR is also permitted under English law to disapply pre-emptive rights (subject to the approval of its shareholders by special resolution and investor committee guidance on the limits of any such disapplication) and thereby exclude certain shareholders, such as overseas shareholders, from participating in a rights offering (usually to avoid a breach of local securities laws).

The rights of CSR shareholders will be governed by English law and differ from the rights of stockholders under U.S. law.

Because CSR is a public limited company incorporated under the laws of England and Wales, the rights of holders of its ordinary shares and, therefore, certain of the rights of holders of CSR ADSs, will be governed by English law and by the Articles. These rights differ from the typical rights of shareholders in U.S. corporations and from the rights of Zoran shareholders. For example, the rights of shareholders to bring proceedings against CSR or against its directors or officers may be more limited under English law than under Delaware law. In addition, CSR shareholders will not have the same ability to bring legal proceedings under English law on behalf of a class of shareholders or other claimants as they would under Delaware or U.S. laws. CSR shareholders should be aware that certain rights of CSR ADSs are also governed by the provisions of the deposit agreement.

Shareholders in countries other than the U.K. may have difficulty in effecting service of process on CSR or its directors in the U.S., in enforcing U.S. judgments in the U.K. or in enforcing U.S. securities laws in the U.K. courts.

Most of the directors of CSR and some of the experts named in this document are residents of countries other than the United States. As a result, it may not be possible for CSR shareholders in countries other than the U.K. to effect service of process within the United States upon all of the directors and executive officers of CSR and some of the experts named in this document or on CSR, or to obtain discovery of relevant documents and/or the testimony of witnesses. CSR shareholders in countries other than the U.K. may have difficulties enforcing in courts outside the United States judgments obtained in the U.S. courts against any of the directors of CSR and some of the experts named in this document or the Combined Company (including actions under the civil liability provisions of the U.S. securities laws), and CSR shareholders in countries other than the U.K. may also have difficulty enforcing liabilities under the U.S. securities laws in legal actions originally brought in jurisdictions located outside the United States.

The market value of CSR ADSs and dividends may be adversely affected by fluctuations in the exchange rate between the U.S. dollar and the pound sterling.

Fluctuations in the exchange rate between the U.S. dollar and the pound sterling will affect the U.S. dollar price of CSR ADSs and the market value of its ordinary shares when expressed in U.S. dollars. If the relative value of the pound sterling to the U.S. dollar declines, the U.S. dollar price of such CSR ADSs and the U.S. dollar equivalent of the pound sterling price of ordinary shares of CSR traded on the London Stock Exchange will also decline. CSR pays cash dividends on its ordinary shares in pounds sterling. A decline in the relative value of the pound sterling to the U.S. dollar would also result in a decline in the U.S. dollar value of these dividends.

The market price of ordinary shares of CSR, and CSR ADSs, is also expected to be volatile.

Global stock markets in general, and CSR ordinary shares in particular, have recently experienced significant price and volume volatility. These outstanding ordinary shares are subject to significant fluctuations due to many factors, including but not limited to the pending merger, fluctuations in operating results, announcements regarding new products, product enhancements or technological advances by it or its competitors, changes in earnings estimates by market analysts, and general market conditions or market conditions specific to particular industries. CSR’s share price is subject to speculation in the press and the analyst community, changes in recommendations by financial analysts, changes in investors’ or analysts’ valuation measures for its stock, changes in global financial markets and global economies and general market trends unrelated to its performance. Technology stocks have experienced wide fluctuations in prices, which sometimes have been unrelated to their operating performance. The market price of the ordinary shares of CSR and CSR ADSs could be adversely affected by these factors and fluctuations. In addition, any market concerns as to whether and when the merger will be consummated and delays in the timing of the consummation of the merger could also have an impact on the value of the ordinary shares of CSR and CSR ADSs. Even if an active market for the CSR ADSs develops and continues, the market prices for such CSR ADSs and CSR ordinary shares may nevertheless be volatile.

Sales of a significant number of CSR ADSs that Zoran shareholders receive in the merger may depress the market price of such CSR ADSs as well as that of CSR ordinary shares.

In connection with the merger, Zoran shareholders may sell a significant number of the CSR ADSs they receive in the merger. These sales could depress the market price of such CSR ADSs as well as that of CSR ordinary shares after completion of the merger.

There has been no prior market for CSR ADSs and the offering may not result in an active or liquid market for CSR ADSs.

Prior to this offering, there has not been a public market for CSR ADSs other than limited over-the-counter trading of unsponsored CSR American depositary shares. Application will be made to list CSR ADSs on The NASDAQ Stock Market under the symbol “[            ].” However, an active public market may not develop or be sustained after the offering. If an active market for CSR ADSs does not develop after the offering, the market price and liquidity of such CSR ADSs may be adversely affected.

Liquidity in the market for CSR securities may be adversely affected by CSR’s maintenance of two exchange listings.

Following this offering and after CSR ADSs are traded on The NASDAQ Stock Market, CSR plans to continue to list the ordinary shares of CSR on the premium segment of the official list of the Financial Services Authority of the U.K. and to trade on the main market for listed securities of the London Stock Exchange. CSR cannot predict the effect of having its securities traded or listed on both of these markets. This dual listing may, however, dilute the liquidity of CSR’s securities in one or both markets and may adversely affect the development of an active trading market for CSR ADSs in the United States.

Holders of CSR ADSs may not have the same voting rights as holders of CSR ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.

Except as described in this proxy statement/prospectus and as provided in the deposit agreement, holders of CSR ADSs will not be able to exercise voting rights attaching to CSR ordinary shares underlying the CSR ADSs issued pursuant to the merger on an individual basis. Each holder of CSR ADSs will appoint the depositary or its nominee as the holder’s representative to exercise, pursuant to the instructions of the holder, the voting rights attaching to the CSR ordinary shares underlying the CSR ADSs issued pursuant to the merger. Holders of CSR ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that they, or persons who hold their CSR ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The disclosure and analysis in this proxy statement/prospectus, including those relating to Zoran’s and CSR’s strategies and other statements that are predictive in nature, or that depend upon or refer to future events or conditions or contain forward-looking statements, including forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, Section 27A of the Securities Act of 1933, as amended, referred to as the Securities Act, and the Private Securities Litigation Reform Act of 1995, including statements about:

•	the expected growth of Zoran’s and CSR’s product development, and design win traction and momentum;

•	anticipated benefits or success of Zoran’s and CSR’s current and announced products and the market’s demand for the combinations of technologies that the merger is intended to facilitate;

•	projected cost and/or revenue benefits from the merger;

•	potential success of Zoran’s and CSR’s customers’ products;

•	the impact and success of Zoran’s and CSR’s cost-cutting and other restructuring initiatives;

•	the impact of government regulation or other action;

•	severity and impact on the Combined Company of the current global economic recession, weakened demand and increased competition;

•	trends in “attach rates” for Bluetooth products, and the rates of acceptance of other technologies that are central to the Combined Company’s strategy;

•	impact and success of Zoran’s and CSR’s acquisitions or investments;

•	Zoran’s and CSR’s ability to design, produce and market multi-function products;

•	Zoran’s and CSR’s leadership positions in imaging and video and Bluetooth technologies, respectively;

•	trends in average selling prices;

•

Zoran’s and CSR’s anticipated growth and cash needs, including Zoran’s and CSR’s estimates regarding their respective capital requirements and need for, and ability to obtain and impact of additional financing;

•	the impact from changes in interest rates and foreign currency rates;

•	Zoran’s and CSR’s tax liability;

•	Zoran’s and CSR’s inventory and potential write-offs;

•	Zoran’s and CSR’s access to materials, parts and supplies;

•	Zoran’s and CSR’s relationships with employees;

•	Zoran’s and CSR’s critical accounting policies and adoption of accounting pronouncements;

•	Zoran’s and CSR’s disclosure controls and procedures;

•	Zoran’s and CSR’s dependency on establishing and maintaining relationships with established providers and industry leaders;

•	Zoran’s and CSR’s revenue, sources of revenue, gross margins and operating results and expenses;

•	Zoran’s and CSR’s rights to, and developments of new, intellectual property;

•

Zoran’s and CSR’s business plans or outlooks and any related forecasts or projections relating to any aspect of their respective businesses, anticipated financial or operating results, including the financial forecast and synergies information made available by Zoran to Goldman Sachs for use in its analyses and the synergies anticipated to arise from the merger;

•	Zoran’s and CSR’s ability to predict product markets and compete in such markets;

•	Zoran’s and CSR’s acquisitions of or investments in complementary technologies;

•	Zoran’s and CSR’s stock and share price volatility;

•	Zoran’s and CSR’s compliance with environmental regulations;

•	the merger and future events related to the merger and their potential effects on Zoran, Zoran stockholders and CSR; and

•

Zoran’s and CSR’s anticipated financial and operating results, as well as those of the Combined Company’s plans, objectives, expectations and intentions, cost savings and other statements related to the merger.

These statements may be identified by such terms as “to,” “being,” “possible,” “may,” “should,” “address,” “designed to,” “provide,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “will,” “intend,” “could,” “can” and similar expressions or the negative of such expressions are intended to identify forward-looking statements. These statements are based on the current beliefs and expectations of Zoran’s and CSR’s managements and are not guarantees of future performance, and reported results should not be considered as an indication of future performance. Zoran’s and CSR’s actual results could differ materially from those discussed in these forward-looking statements as a result of numerous risks and uncertainties, including, among others:

•	a deterioration in general economic conditions, and/or in consumer demand;

•	Zoran’s and CSR’s ability to keep pace with and anticipate rapid technological change;

•	the success of Zoran’s and CSR’s product offerings and the market’s acceptance of those products;

•	the introduction by competitors of products with better performance or functionality or at lower prices;

•	changes to the market for digital solutions for digital entertainment and imaging and wireless connectivity capabilities;

•	Zoran’s and CSR’s successful integration of acquired businesses;

•	competitive price pressures;

•	dependence on, and qualification of, foundries to manufacture Zoran’s and CSR’s products, and possible restrictions on production capacity;

•	difficulty in forecasting demand, even in the short term;

•	problems with key customer relationships;

•	problems with key distributor relationships;

•	Zoran’s and CSR’s product warranties;

•	Zoran’s and CSR’s ability to attract, integrate and retain qualified personnel;

•	the impact of Zoran’s and CSR’s intellectual property indemnification practices;

•	trends and uncertainties with respect to consumer demand for Zoran’s and CSR’s products and Zoran’s and CSR’s customers’ products;

•	developments in the semiconductor industry;

•	general volatility in global economic and financial markets, including fluctuations in currency exchange rates, particularly those involving the U.S. dollar and the pound sterling;

•	Zoran’s and CSR’s ability to compete in foreign markets; and

•

other risks and uncertainties, including those detailed from time to time in Zoran’s periodic reports filed with the Securities and Exchange Commission, including Zoran’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K.

In addition, actual results of the merger could differ materially from those discussed in these forward-looking statements as a result of other risks and uncertainties, including, among others:

•	Zoran’s and CSR’s ability to satisfy the conditions to the proposed merger on the proposed terms and timeframe;

•	the possibility that the proposed merger does not close when expected or at all, or that the companies may be required to modify aspects of the proposed merger to achieve regulatory approval; and

•	Zoran’s and CSR’s sales to current and potential customers may be disrupted or deferred as a result of the merger.

The forward-looking statements in this proxy statement/prospectus are qualified by the “Risk Factors” beginning on page 26. Each statement speaks only as of the date of this proxy statement/prospectus (or any earlier date indicated in this proxy statement/prospectus) and neither Zoran nor CSR undertakes any obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances, unless required by law. Investors, potential investors and others should give careful consideration to these risks and uncertainties.

All references to “Zoran” mean Zoran Corporation and its subsidiaries, except where it is clear from the context that such term means only the parent company and excludes subsidiaries.

All references to “CSR” mean CSR plc and its subsidiaries, except where it is clear from the context that such term means only the parent company and excludes subsidiaries.

All references to “Microtune” mean Microtune, Inc. and its subsidiaries, except where it is clear from the context that such term means only the parent company and excludes subsidiaries.

All references to the “Combined Company” mean CSR plc and its subsidiaries, including Zoran and its subsidiaries, after the consummation of the merger.

Zoran, the Zoran logo, HDXtreme, Quatro, SupraFRC, SupraHD, SupraTV, SupraXD, Vaddis and VaddisHD are trademarks and/or registered trademarks of Zoran Corporation and/or its subsidiaries in the United States and/or other countries.

The following are trademarks of Cambridge Silicon Radio Limited, a wholly owned subsidiary of CSR, some of which are pending registration as intent-to-use applications: AuriStream®, BCHS®, BLUE BOX®, BlueCore®, BlueLab®, BlueMedia®, BlueSuite®, BlueTunes®, BlueVox®, CREATING MAGIC THAT MATTERS®, CSR™, CSR & Logo®, CSR Synergy Logo®, CVC Enabled®, Harmony™, MusiCore™, µEnergy™, Powered for Life™, PureSpeech®, SiRFAware™, SiRFCity™, SiRFatlasV™, SiRFstarIV™, UniFi, andWiCore®.

The following are trademarks of Audio Processing Technology Limited, a wholly owned subsidiary of CSR, some of which are pending registration as intent-to-use applications: Apt-X Live®, AptX™, Apt-X™, Apt-x & Logo®, and Apt-Q®. EGPS®, COVERGE® and CURSOR® are registered trademarks of Cambridge Positioning Systems Ltd and UbiNetics® is a registered trademark of UbiNetics (Cayman Islands) Limited, both of which are wholly owned subsidiaries of CSR.

The following are registered trademarks of SiRF Technology Holdings, Inc., a wholly owned subsidiary of CSR: SiRF®, SiRFstar®, SiRFXTrac®, SiRFDRive®, SiRFLoc®, SiRFNav®, SiRFSoft®, SoftGPS®, Centrality®, Atlas®, Titan®, the SiRF name and orbit design logo and Multimode Location Engine®.

The following are trademarks of SiRF Technology, Inc., a wholly owned subsidiary of CSR, some of which are pending registration as intent-to-use applications: SiRFstarIII™, SiRFstarII™, SnapLock™, SnapStart™ , FoliageLock™, SingleSat™, TricklePower™, Push-to-Fix™, SiRF Powered™, SiRFLink™, SiRFDiRect™ LocativeMedia™, SiRFDemo™ , SiRFDemoPPC™, SiRFecosystem™, SiRFFlash™, SiRFFlashEngine™, SiRFFlashEngineEP™, SiRFFlashMulti™, SiRFGetEE™, SiRFInstantFix™, SiRFInstantFixII™, SiRFLocDemo™, SiRFsandbox™, SiRFstudio™, SiRFView™ , Locations; Because Life Moves™ and The Power of Location Now™, SiRFprima™, SiRFatlas™, SiRFtitan™, SiRFGenEE™ and SiRFLocMgr™.

This proxy statement/prospectus also includes trade names, trademarks and service marks of other companies and organizations.

THE ZORAN SPECIAL MEETING

Zoran is furnishing this proxy statement/prospectus to Zoran stockholders as part of the solicitation of proxies by Zoran’s board of directors for use at the Zoran special meeting.

Date, Time and Place

The special meeting of Zoran stockholders will be held at Zoran’s principal executive offices located at 1390 Kifer Road, Sunnyvale, California, on [             ], 2011, at [10:00 a.m.], local time.

Purpose of the Special Meeting

The purpose of the special meeting is to consider and vote upon adoption of the Agreement and Plan of Merger, dated as of February 20, 2011, by and among CSR, Zoran and Zeiss Merger Sub, Inc., a wholly owned subsidiary of CSR, providing for the merger of Zeiss Merger Sub, Inc. with and into Zoran. Zoran will survive the merger as a wholly owned subsidiary of CSR. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A.

Zoran’s board of directors unanimously recommends approval of the merger. On February 20, 2011, Zoran’s board of directors unanimously:

•	determined that it is in the best interests of Zoran and Zoran stockholders that Zoran enter into the merger agreement;

•	approved and declared advisable the merger and the merger agreement and the transactions contemplated by the merger agreement; and

•	resolved to recommend that Zoran stockholders adopt the merger agreement.

Solicitation of Proxies

This proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by Zoran’s board of directors in connection with the special meeting of stockholders. The expense of filing, printing and mailing this proxy statement/prospectus and the accompanying material will be shared equally by Zoran and CSR. In addition, Zoran has engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies for the special meeting for a fee not to exceed $100,000, along with customary charges for shareholder contact, reimbursement of reasonable out-of-pocket expenses and indemnification against certain losses, costs and expenses. Zoran will pay the costs related to the solicitation of proxies in connection with the special meeting. Zoran may use the services of its directors, officer and employees, who will not be specially compensated, to solicit proxies from Zoran stockholders, either personally or by telephone, facsimile, letter or electronic means.

Record Date for Voting and Voting Power

Only stockholders of Zoran as of the close of business on [            ], 2011, which is the record date for the special meeting, will be entitled to receive notice of and to vote at the special meeting and any adjournments or postponements thereof. Each share of Zoran common stock held on the record date is entitled to one vote at the special meeting.

Vote Required of Zoran Stockholders

The affirmative vote of the holders of a majority of the shares of Zoran common stock outstanding as of the close of business on the record date is required to adopt the merger agreement. As of the record date, there were [            ] shares of Zoran common stock outstanding and entitled to vote on the adoption of the merger agreement.

Abstentions and Nonvotes; Quorum

Because the required vote of the Zoran stockholders with respect to the merger agreement is based upon the total number of outstanding shares of Zoran common stock, the failure to submit a proxy card, to vote by telephone or through the Internet or to vote in person at the special meeting, or the abstention from voting by a stockholder, will have the same effect as a vote against adoption of the merger agreement. Brokers holding shares of Zoran common stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners thereof, so the failure to provide voting instructions to your broker will also have the same effect as a vote against the adoption of the merger agreement.

The holders of a majority of the shares of Zoran common stock outstanding as of the close of business on the record date must be present, either in person or by proxy, at the special meeting to constitute a quorum. Any Zoran shares held in treasury by Zoran or by any of its subsidiaries are not considered to be outstanding for purposes of a quorum. Abstentions, if any, will be counted as present for establishing a quorum. Once a share is represented at the special meeting, it will be counted for the purpose of determining a quorum at the special meeting and any adjournment or postponement of the special meeting, unless the holder is present solely to object to the special meeting.

How to Vote

Vote by Telephone

Record holders and many street-name holders may vote by telephone. Using any touch-tone telephone, please call the toll-free number on your proxy card. Have your proxy card or voting instruction form in hand and when prompted, enter the control number shown on your proxy card or voting instruction form. Follow the voice prompts to vote your shares.

Vote on the Internet

Record holders and many street-name holders may vote on the Internet. Please access the website indicated on your proxy card or voting instruction form provided by your broker. With your proxy card or voting instruction form in hand, follow the instructions set forth in your proxy card or voting instruction form. You will be prompted to enter the control number shown on your proxy card or voting instruction form in order to cast your vote via the Internet.

Vote by Mail

You can submit your proxy by signing, dating and returning it in the postage-paid envelope provided.

Voting at the Special Meeting

The method by which you vote will not limit your right to vote at the special meeting if you decide to attend in person. If your shares are held in the name of a bank, broker or other holder of record, you must obtain a legal proxy, executed in your favor, from the holder of record to be able to vote in person at the special meeting.

Revocability and Voting of Proxies

If you sign and submit a proxy, your shares will be voted at the special meeting as you indicate on your proxy card. If no instructions are indicated on your signed proxy card, your Zoran shares will be voted “FOR” the adoption of the merger agreement.

Any Zoran stockholder of record who has executed and returned a proxy card or properly voted by telephone or Internet and who for any reason wishes to revoke or change his or her proxy may do so by:

•	submitting a proxy by telephone or through the Internet at a later time following instructions on the enclosed proxy card;

•	delivering written notice of revocation to the Secretary of Zoran at the below address at any time before the commencement of the special meeting; or

•	attending the special meeting in person and voting the shares represented by such proxy.

Please note that any Zoran stockholder whose shares are held of record by a broker, bank or other nominee and who provides voting instructions on a form received from the nominee may revoke or change his or her voting instructions only by contacting the nominee who holds his or her shares for instructions on voting revocation procedures. Such stockholders may not vote in person at the special meeting unless the stockholder obtains a legal proxy from the broker, bank or other nominee. Attendance at the special meeting will not, by itself, revoke prior voting instructions.

Revocation of a proxy by written notice or execution of a new proxy bearing a later date should be submitted to:

Corporate Secretary

Zoran Corporation

1390 Kifer Road

Sunnyvale, California 94086

Phone: (408) 523-6500

Holders of Zoran common stock who own their shares in street name should contact their broker or financial institution for instructions on the voting revocation procedures of their organization.

Please do not include stock certificates when returning the enclosed proxy card.

Delivery of Documents to Shareholders Sharing an Address

If you are a beneficial owner, but not the record holder, of Zoran common stock, your broker, bank or other nominee may only deliver one copy of the proxy statement/prospectus to multiple stockholders who share an address unless that nominee has received contrary instructions from one or more of the stockholders. Zoran will deliver promptly, upon written or oral request, a separate copy of the proxy statement/prospectus to a stockholder at a shared address to which a single copy of the document was delivered. A stockholder who wishes to receive a separate copy of the proxy statement/prospectus, now or in the future, should submit their request to Zoran by telephone at (408) 392-8480 or by submitting a written request to Zoran Corporation, Investor Relations, 1390 Kifer Road, Sunnyvale, California 94086. Beneficial owners sharing an address who are receiving multiple copies of proxy materials and annual reports and wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future.

Other Matters

It is not expected that any other matter will be presented for action at the special meeting. If any other matters are properly brought before the special meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment. The grant of a proxy will also confer discretionary authority on the persons named in the proxy as proxy appointees to vote in accordance with their best judgment on matters incident to the conduct of the special meeting, including (except as stated in the following sentence) postponement or adjournment for the purpose of soliciting votes. However, shares represented by proxies that have been voted “AGAINST” the merger agreement and the merger will not be used to vote “FOR” postponement or adjournment of the special meeting to allow additional time to solicit additional votes “FOR” the adoption of the merger agreement and the merger.

Admission to the Meeting

The following are eligible for admission to the special meeting:

•	all stockholders of record at the close of business on [ ], 2011;

•	persons holding proof of beneficial ownership as of the record date, such as a letter or account statement from the person’s broker;

•	persons who have been granted proxies; and

•	such other persons that Zoran, in its sole discretion, may elect to admit.

All persons wishing to be admitted to the special meeting must present photo identification and proper proof of share ownership.

Questions About Voting the Shares of Zoran Common Stock

If you have any questions about how to vote or direct a vote in respect of your Zoran common stock, you may call MacKenzie Partners, Inc., the firm assisting Zoran in the solicitation of proxies, toll-free at (800) 322-2885 (banks and brokers may call collect at (212) 929-5500).

No Appraisal Rights

Under Section 262 of the General Corporation Law of the State of Delaware, the holders of Zoran common stock will not have appraisal rights in connection with the merger.

THE MERGER

Background of the Merger

Zoran’s board of directors and management team regularly evaluate Zoran’s business and operations, Zoran’s long-term strategic goals, alternatives to maximize stockholder value and Zoran’s prospects as an independent company. Throughout the history of Zoran, Zoran’s board and management team have regularly reviewed and assessed trends and conditions impacting Zoran and the markets served by Zoran’s products as well as Zoran’s position in the markets in which Zoran operates. Zoran’s board and management team recognize that Zoran operates in an industry that is characterized by intense competition, rapidly changing technology, long design cycles, short product life cycles, aggressively competitive pricing and decreasing average selling prices. Moreover, many of Zoran’s competitors are larger, more diversified companies, with substantially greater financial resources and capacity to invest in research and development than Zoran.

In light of these market dynamics and pressures, Zoran’s board and management team have been actively evaluating ways for Zoran to remain competitive and to increase its revenues, reduce its operating costs and improve its financial performance. As part of this process, Zoran’s board determined to undertake a strategy of cost reduction measures while pursuing organic and inorganic growth opportunities. For example, in conjunction with its third quarter of 2010 earnings announcement, Zoran announced that it would “right size” its business by discontinuing investments in its DVD solutions business. As a result, Zoran reduced its headcount in DVD by over 70 percent by the end of 2010, keeping only a team necessary to support existing customers. In addition, in 2010 Zoran acquired Microtune to enhance Zoran’s overall strategy, as Microtune’s technologies significantly support Zoran’s strategic and growth objectives in the set-top box and DTV markets. Zoran has historically invested a significant percentage of its net revenue in research and development, and that percentage has increased over the past several years as Zoran has endeavored to expand its market growth opportunities.

Zoran’s board also regularly reviews the strategic alternatives available to Zoran. From time to time, Zoran’s board and management team have engaged in discussions regarding a possible sale or strategic combination of Zoran’s entire business or certain business units with other complementary businesses. For example, and in addition to the events described below, between 2008 through 2010, Zoran had discussions with at least three other strategic partners. These discussions included the potential acquisition of one company, the potential sale of Zoran to another company and the potential divestiture of certain businesses to a third company.

Discussions regarding a possible strategic relationship with CSR first occurred in February 2008 when Dr. Levy Gerzberg, Zoran’s President and Chief Executive Officer, Dr. Isaac Shenberg, Zoran’s Senior Vice President of Corporate Marketing and Business Development and Coby Sella, then Zoran’s General Manager of its Mobile Division, met several times with Jon Hudson, then CSR’s Senior Vice President, PC, Automotive and Consumer Strategic Business Units, Dr. Jeff Torrance, CSR’s Vice President, Strategic Business Development, and James Collier, then CSR’s Chief Technical Officer, among others, regarding potential collaboration in the area of ultra wideband (UWB) communication in cameras. There was no discussion regarding a business combination at that time. While these discussions did not lead to any form of partnership, primarily due to the limited success of the UWB technology in cameras at that time, it nonetheless introduced Zoran’s management to the complementary nature of CSR’s product line.

On January 22, 2010, Dr. Shenberg and William Queen, Senior Director, Business Development of Zoran, and Dr. Torrance and Greg Turetzky, Senior Director of Marketing of CSR, discussed possible collaboration opportunities in the GPS, Wi-Fi and camera segments, as well as other general business developments.

On February 26, 2010, Kanwar Chadha, CSR’s Chief Marketing Officer and an Executive Director of CSR, called Dr. Gerzberg and offered to meet and discuss possible strategic collaborations. As a result of this call, Dr. Shenberg and Mr. Queen met again with Mr. Chadha on March 17, 2010 and continued to explore a potential collaboration between or combination of the companies.

On March 16, 2010, Dr. Gerzberg and Joep van Beurden, CSR’s Chief Executive Officer, met in Taipei in connection with the Global Semiconductor Association Memory Conference. They discussed the possibility of exploring a strategic combination further and tentatively agreed to meet at a later date.

On April 23, 2010, Dr. Gerzberg met with the Chief Executive Officer of a company with businesses and products synergistic in part to those of Zoran, which company is referred to herein as the “other potential strategic partner.” The conversation focused on potential areas for collaboration in the home entertainment area and related home networking and connectivity. Zoran and the other potential strategic partner agreed to continue these discussions at Zoran’s offices and to include other staff members from both companies.

On June 3, 2010, Dr. Gerzberg met with the Chief Executive Officer of the other potential strategic partner at Zoran’s office in Sunnyvale. They discussed each company’s products and markets and identified several potential areas for synergy.

On June 17, 2010, members of Zoran’s management met with the management of the other potential strategic partner and discussed the other potential strategic partner’s history and businesses.

On June 17 and June 23, 2010, Dr. Gerzberg and Mr. van Beurden discussed a possible combination of Zoran and CSR, focusing on the complementary product mix, scale of the combined companies, growth opportunities, integration capabilities and other synergies and potential benefits of a combination. They instructed Dr. Shenberg and Dr. Torrance to develop an action plan for a possible combination. To facilitate continuation of the companies’ discussion, Zoran and CSR entered into a confidentiality and standstill agreement on June 29, 2010.

Dr. Shenberg, Dr. Torrance and Mr. Chadha held a meeting on July 28 and 29, 2010 in San Jose and Sunnyvale, California and reviewed, in general terms, the potential opportunities represented by a strategic combination between Zoran and CSR. Dr. Shenberg and Dr. Torrance concluded there were significant revenue synergy opportunities with the companies’ respective product lines. Other effects of such potential combination were discussed, for example various scale benefits, including with respect to lower manufacturing costs, sales collaboration, shared technologies and reduction of corporate overheads.

On August 6, 2010, Dr. Gerzberg and Mr. van Beurden discussed possible synergies in multiple product lines across the two companies, and Mr. van Beurden presented a schedule for combining the two companies.

On September 7, 2010, the Zoran Board held a special meeting and conducted a detailed review of the proposed merger with Microtune, the negotiation history between Zoran and Microtune, and the strategic rationale behind the transaction. After an extensive and detailed discussion among the members of Zoran’s board and with Zoran’s legal and financial advisors, Zoran’s board approved continuing to pursue the proposed merger with Microtune.

On September 8, 2010, Zoran announced that it had entered into a definitive agreement to acquire Microtune. On September 9, 2010, Dr. Gerzberg and Mr. van Beurden spoke to arrange a call for September 12, 2010. On September 12, 2010, Dr. Gerzberg and Mr. van Beurden discussed in more detail the potential strategic fit between Zoran and CSR.

On September 21, 2010, Dr. Gerzberg met with the Chief Executive Officer of the other potential strategic partner in Los Altos, California and discussed a possible combination of the two companies.

On September 27, 2010, Mr. van Beurden met with Dr. Gerzberg at Zoran’s facilities in California and discussed a process and further explored the possible combination of the two companies.

Also in September 2010, Dr. Shenberg and Dr. Torrance participated in multiple email and phone conversations discussing a potential strategic combination.

On October 1, 2010, Zoran contacted Goldman Sachs to discuss their possible engagement as financial advisor to Zoran. On October 7, 2010, Goldman Sachs signed a confidentiality agreement with Zoran and on October 11, 2010, Zoran met with representatives of Goldman Sachs to discuss their capabilities and the various discussions Zoran was having with CSR and the other potential strategic partner. Zoran and the representatives of Goldman Sachs also discussed other potential partners.

On October 4, 2010, Dr. Gerzberg, Dr. Shenberg, Mr. van Beurden and Dr. Torrance, as well as Karl Schneider, Zoran’s Senior Vice President, Finance and Chief Financial Officer, and Will Gardiner, CSR’s Chief Financial Officer, met and discussed CSR’s business and a possible combination between Zoran and CSR.

On October 6, 2010, Zoran’s management met with management of CSR for further business and financial discussions. Management of CSR presented more detailed information regarding CSR’s business and its financial results. The relative contribution of each company was discussed, as were potential cost and revenue synergies of such combination. A tentative timeline for a potential combination was also presented.

On October 8, 2010, Dr. Gerzberg and Dr. Shenberg met with members of management of the other potential strategic partner. During this meeting, the parties described their respective businesses, including product lines, key technologies and markets and potential synergies. The parties agreed to have further conversations regarding a potential strategic business combination between the two companies.

On October 12, 2010, Dr. Gerzberg and Mr. van Beurden discussed information to be presented to their respective boards regarding the other company and a potential combination.

On October 14, 2010, Dr. Gerzberg met with the Chief Executive Officer of the other potential strategic partner and discussed areas of potential synergies between the two companies and what a combination of the two companies might look like.

On October 20, 2010, Zoran’s board held a regularly scheduled meeting. Zoran’s management reported on Zoran’s Quarterly Business Summary and Outlook, Annual Operating Plan, preliminary 2011 and four-year plan, and certain corporate governance matters. Throughout these presentations, the Zoran board engaged management in detailed discussion on a number of key issues. The Zoran board discussed in detail Zoran’s strategic position and reviewed various strategic alternatives available to Zoran, including several potential merger partners, including CSR and the other potential strategic partner. Management updated Zoran’s board on its discussions with various parties. The Zoran board instructed management to continue to have conversations with potential strategic partners and to keep the Zoran board apprised of these discussions.

On November 1, 2010, the Ramius Group announced in a Schedule 13D filing that it had acquired over 5% of the outstanding shares of Zoran. According to the Schedule 13D, the Ramius Group began acquiring shares of Zoran in late October 2010.

On November 9, 2010, Mr. van Beurden and Dr. Torrance, along with Ronald Mackintosh, CSR’s Chairman, met in Israel with Dr. Gerzberg and Dr. Shenberg, along with Uzia Galil, then Zoran’s Chairman, to discuss the potential benefits to each company and their respective shareholders of a combination of Zoran and CSR and the general nature of such a potential combination.

On November 11, 2010, Dr. Shenberg and Dr. Torrance met to discuss possible synergies from a combination of the two companies, including a further discussion of potential revenue and cost synergies and potential areas of additional collaboration that could be undertaken in a combined enterprise.

On November 14, 2010, Mr. van Beurden called Dr. Gerzberg to tell him that CSR had received Board approval to make a formal indication of interest to Zoran regarding a strategic combination between the two companies. Due to the demands on Zoran’s management related to closing the Microtune transaction, Dr. Gerzberg requested that CSR not make any formal proposal regarding a possible combination until after Zoran closed its acquisition of Microtune.

On November 16, 2010, Zoran extended its mutual non-disclosure agreement with the other potential strategic partner. Later that day, Dr. Gerzberg, Dr. Shenberg and Mr. Schneider met with their counterparts at the other potential strategic partner and discussed the respective histories and the business of the two companies and further explored the potential synergies between the two companies.

On November 18, 2010, representatives of the Ramius Group met for two hours with the executive management of Zoran to discuss certain publicly available information relating to the history and business of Zoran. No discussions regarding board representation for the Ramius Group took place at this meeting.

On November 19, 2010, Dr. Gerzberg, Dr. Shenberg and Mr. Schneider met with the Chief Executive Officer and Chief Financial Officer of the other potential strategic partner, who reviewed materials summarizing the rationale and business model of a possible combination between Zoran and such party. This model assumed that the deal would be structured as a stock-for-stock transaction.

On November 21, 2010, Dr. Gerzberg provided Mr. van Beurden with an update on the closing of the Microtune transaction.

On November 23, 2010, Dr. Gerzberg updated Zoran’s board by email on management’s various discussions with CSR and the other potential strategic partner.

On November 30, 2010, Zoran completed its acquisition of Microtune.

On December 1, 2010, CSR sent a formal indication of interest to Zoran for a stock-for-stock business combination whereby Zoran’s stockholders would receive 35% ownership in the Combined Company. In addition, the indication of interest stated that Zoran would enter into exclusive negotiations with CSR until the earlier of January 17, 2011, or such time as the parties determined not to proceed with the potential transaction. CSR also indicated that if a combination with Zoran were agreed to, CSR would likely extend its existing share buyback program beyond completion of the merger, subject to approval of the requisite authorities.

On December 3, 2010, Zoran’s board met with management and Jones Day, Zoran’s legal counsel. Goldman Sachs prepared materials for management discussing its preliminary financial analysis of a possible combination between Zoran and each of CSR and the other potential strategic partner.

On December 5, 2010, Zoran’s board met with management, Jones Day and Goldman Sachs. Goldman Sachs presented an update on discussions with CSR and the other potential strategic partner and a summary of each party’s proposal for a business combination with Zoran and presented a possible timeline for arriving at a negotiated transaction with CSR, the other potential strategic partner or another party. The Zoran board discussed the pros and cons of engaging in negotiations with either or both parties, and discussed other parties that might be interested in a transaction with Zoran. The Zoran board instructed management to continue the discussions with CSR. The Zoran board determined to formally engage Goldman Sachs as its financial advisor for any possible business combinations.

On December 6, 2010, the Ramius Group filed a consent solicitation statement with the SEC and delivered its written consent to Zoran to remove Zoran’s six independent directors and replace them with six directors proposed by the Ramius Group.

On December 7, 2010, Zoran’s board met to discuss the Ramius Group’s consent solicitation. Goldman Sachs and Jones Day reviewed with Zoran’s board the Ramius Group proposals, the biographical information of the Ramius Group’s nominees and Zoran’s potential responses to the consent solicitation, including the possibility of implementing a shareholder rights plan. Goldman Sachs led the Zoran board through an analysis of Ramius’ prior actions with other companies, as well as those of other activist stockholders, and reviewed the history of Ramius’ activities vis-a-vis Zoran. At the Zoran board’s request, Goldman Sachs also discussed with the Zoran board the structure, impact and potential terms of a shareholder rights plan. Questions were asked and the members of the Zoran board of directors engaged in a lengthy and detailed discussion with Goldman Sachs and Jones Day on these topics.

On December 8, 2010, Dr. Gerzberg called the Chief Executive Officer of the other potential strategic partner and discussed the Ramius consent solicitation and overall process of the potential strategic combination.

On December 9, 2010, Zoran’s board met again to consider in more detail proposed responses to the consent solicitation and a shareholder rights plan. The Zoran board determined that it would not implement a rights plan at that time.

On December 10, 2010, Zoran extended and amended its confidentiality and standstill agreement with CSR. Between December 10, 2010 and December 12, 2010, management of Zoran and CSR, with the assistance of their respective financial advisors, conducted extensive financial and business due diligence on each other’s company.

On December 14, 2010, Dr. Gerzberg and Dr. Shenberg met with certain members of management of the other potential strategic partner and discussed the complementary nature of their respective product lines. Management of the other potential strategic partner indicated that Zoran’s situation with the Ramius Group had to be resolved for them to seriously continue any discussions regarding a business combination with Zoran.

Goldman Sachs and Zoran signed an engagement letter on December 15, 2010 for Goldman Sachs to provide financial advisory assistance in considering the proposal made by CSR as well as any proposal that might be made by the other strategic partner or any other potential partner.

On December 16, 2010, Zoran’s board met with management and its legal and financial advisors to discuss Zoran’s strategic plan. The Zoran board also discussed Zoran’s strategic alternatives, including exiting the DTV business, a business combination with CSR, the other potential strategic partner or other potential partners with which it had not yet engaged in discussion, and remaining an independent public company. Zoran’s board also received an update on the Ramius consent solicitation.

On December 17, 2010, Dr. Gerzberg and Mr. Schneider met in Zoran’s Sunnyvale office with Jeff Smith at the Ramius Group and discussed the Ramius Group’s consent solicitation. Dr. Gerzberg and Mr. Schneider informed Mr. Smith that he could submit certain Ramius Group nominees through Zoran’s internal director nomination processes as opposed to through the consent solicitation process. Mr. Smith declined Zoran’s proposal.

On December 19, 2010, Dr. Shenberg met with members of management of the other potential strategic partner to review the financial information that the other potential strategic partner had prepared in connection with the evaluation of a combination of the two companies.

At various times in December 2010, Dr. Gerzberg requested that the other potential strategic partner make a specific, detailed proposal regarding a business combination with Zoran, but no specific, detailed proposal was ever received.

On December 21, 2010, Mr. van Beurden had a video conference with Dr. Gerzberg and Phil Young, a Zoran Director, to review CSR’s business and the rationale for the merger.

On December 22, 2010, Zoran’s board met with management and its legal and financial advisors. Goldman Sachs reviewed the alternatives of CSR’s offer to consider either a stock buyback of CSR shares, issuing a cash dividend after the closing of the merger or permitting Zoran to issue a cash dividend before the Closing of the merger. Then Goldman Sachs discussed with the Zoran board its preliminary financial analysis of a potential transaction with CSR or the other potential strategic partner. The Zoran board and Goldman Sachs discussed this analysis and Zoran’s board asked questions of Goldman Sachs. The Zoran board also discussed the attractiveness and potential synergies of entering into a business combination with the other potential strategic partner, as well as other parties. The Zoran board desired to explore other avenues of creating stockholder value before proceeding further with negotiations with CSR. The Zoran board instructed Goldman Sachs to inquire of other potential buyers of Zoran on a preliminary basis whether there might be an interest in an acquisition of Zoran should Zoran determine to solicit it. The other potential buyers to be contacted were large capitalization, strategic companies that were anticipated to pay cash in such a transaction and, therefore, are referred herein as large cap buyers. The Zoran board also asked Goldman Sachs to prepare an analysis of potential merger partners to present to the Zoran board. Zoran’s board also instructed Dr. Gerzberg to inform Mr. van Beurden, and Goldman Sachs to inform CSR’s financial advisors, J.P. Morgan Limited, which conducts its U.K. investment banking activities as J.P. Morgan Cazenove, that only limited due diligence could be conducted until valuation was agreed upon.

On December 27, 2010, the Ramius Group notified Zoran of its intention to nominate directors at Zoran’s 2011 annual meeting of stockholders.

Between January 3, 2011 and January 11, 2011, Goldman Sachs had preliminary conversations with five potential large cap buyers to inquire whether they might have any interest in an acquisition of Zoran should Zoran determine to solicit such interest.

On January 7, 2011, the Ramius Group revoked its consent delivered on December 6, 2010, and submitted a new consent with respect to its proposed corporate actions, including replacing all of Zoran’s independent directors.

On January 8, 2011, Dr. Shenberg and Dr. Torrance and Anthony Murray, CSR’s Senior Vice President, Audio and Consumer Business Unit, met at the International Consumer Electronics Show in Las Vegas and discussed potential synergies between Zoran and CSR in various areas.

During the week of January 10, 2011, Zoran opened its virtual data room to CSR so its representatives could commence their due diligence investigation of Zoran. CSR also opened its virtual data room to Zoran so its representatives could commence their due diligence investigation of CSR. CSR and Zoran conducted an extensive due diligence investigation on each other until the merger agreement was executed on February 20, 2011.

On January 12, 2011, the Zoran board met with management and Zoran’s legal and financial advisors. Goldman Sachs reviewed with the Zoran board a presentation of its preliminary financial analysis of Zoran’s remaining as an independent public company and its preliminary financial analysis of various business combination alternatives. In addition, Goldman Sachs reported on the reactions of the potential large cap buyers it contacted between January 3, 2011 and January 11, 2011, and Goldman Sachs reviewed on a preliminary basis eight potential strategic stock-for-stock merger partners, including CSR and the other potential strategic partner, and 14 potential large cap buyers. The Zoran board instructed Goldman Sachs to contact seven potential large cap buyers (including the five previously contacted) to invite them to enter into a nondisclosure agreement with Zoran and to receive management presentations and to otherwise assess their interest. In addition, the Zoran board instructed Goldman Sachs to conduct a detailed review of four potential strategic partners, including CSR and the other potential strategic partner.

Between January 13 and January 20, 2011, Goldman Sachs contacted seven potential large cap buyers to assess their interest in acquiring Zoran. Five of the potential large cap buyers expressed no interest in acquiring the business. One large cap buyer expressed interest, but was focused only on acquiring Zoran for its engineers and refused to sign an NDA with a non-solicitation provision. One large cap buyer requested a call to better understand the opportunity.

On January 17, 2011, Dr. Gerzberg received a call from the Chief Executive Officer of the potential strategic partner requesting to have a detailed discussion regarding the various Zoran businesses. The parties agreed that such discussion would take place if the companies moved forward with the potential deal and if Ramius disengaged itself from Zoran.

On January 19, 2011, Messrs. van Beurden and Gardiner met certain members of the Zoran board. The CSR team presented background information on CSR and the strategic rationale for the proposed merger.

On January 20, 2011, the Zoran board met with management and its legal and financial advisors. Goldman Sachs conducted a detailed review of the four possible strategic partners. Goldman Sachs made a presentation of its preliminary financial analysis of a combination of Zoran with each of the potential strategic partners. Goldman Sachs also updated the Zoran board on the status of discussions with potential large cap buyers. The Zoran board instructed its legal and financial advisors to engage with the one large cap buyer that had expressed an interest in better understanding the opportunity.

On January 21 and 22, 2011, Zoran hosted a two-day meeting in Palo Alto, California with a team of people from CSR. The two companies made presentations to each other regarding their respective businesses, and CSR conducted an extensive due diligence investigation of Zoran. On January 29 and 30, 2011, CSR hosted a two-day meeting in London with a team of people from Zoran at which Zoran conducted an extensive due diligence investigation of CSR.

On January 26, 2011, counsel to CSR delivered a draft merger agreement to counsel to Zoran. The draft agreement contemplated an all-stock transaction between Zoran and CSR.

On January 28, 2011, Zoran conducted a preliminary diligence call with a team from the potential large cap buyer.

On February 2, 2011, Zoran’s board met with management and its legal and financial advisors. Dr. Gerzberg updated the Zoran board on the status of discussions with each of CSR, the other potential strategic partner and the potential large cap buyer that had expressed an interest in pursuing discussions with Zoran. The Zoran board discussed each party and the synergies, advantages, challenges and disadvantages of a potential transaction with each party. The Zoran board determined to continue discussions with CSR and the potential large cap buyer and cease discussions with the other potential strategic partner. Management then reviewed with the Zoran board its findings from the due diligence meetings with CSR. Goldman Sachs presented its preliminary financial analysis on Zoran, led the Zoran board in a preliminary financial analysis of a proposed combination with CSR, and discussed CSR’s past and projected financial performance estimates prepared by the management of Zoran. The projections and related synergies estimates were based on Zoran management’s internal estimates, which in the case of information about CSR were prepared based on publicly available information and Zoran management’s familiarity with CSR’s business and markets. Management and the Zoran board’s legal and financial advisors updated the Zoran board on the negotiations with CSR, including the current status of the draft merger agreement. The Zoran board instructed Dr. Gerzberg and Goldman Sachs to negotiate a higher exchange ratio / pro forma ownership from CSR.

On February 4, 2011, a team from the potential large cap buyer met in Palo Alto with Zoran’s management team to conduct further business and technical diligence of Zoran.

Over the weekend of February 5 and 6, 2011, Mr. van Beurden proposed to Dr. Gerzberg structuring the transaction with 25% to 35% of the consideration in the form of cash at the election of Zoran’s stockholders. In addition, Dr. Gerzberg explained to Mr. van Beurden Zoran’s justification for seeking more than 35% of the combined companies.

On February 8, 2011 Mr. van Beurden conveyed to Dr. Gerzberg that CSR would not agree to more than 35% percent of the Combined Company going to Zoran’s security holders.

On February 8, 2011 the potential large cap buyer submitted an offer to buy Zoran at $14 per share or more, subject to further due diligence. Later that day, the Zoran board met with its legal and financial advisors to receive an update on discussions with CSR and a comparison of the CSR offer with that of the potential large cap buyer.

On February 9, 2011, the potential large cap buyer conducted follow-up due diligence with management of Zoran in Palo Alto. That same day, Dr. Gerzberg called Mr. van Beurden and informed him that Zoran had received an offer to acquire Zoran that equated to a value of $14 per share or more.

On February 10, 2011, the potential large cap buyer formally withdrew its offer for Zoran citing a lack of familiarity with the DTV space, and an inability to conduct and complete due diligence of Zoran’s DTV business in a timely manner, if at all. The potential large cap buyer also asked if Zoran would be interested in selling only its camera business. Zoran indicated that it would seriously consider such a transaction only if the offer were a very attractive offer.

On February 10, 2011, Mr. van Beurden reiterated to Dr. Gerzberg that CSR would not agree to a transaction in which the Zoran security holders received more than 35% of the Combined Company. He also explained that CSR would want to proceed for announcement of a transaction by February 21, 2011.

Later that day, the Zoran board met with management and its legal and financial advisors. Dr. Gerzberg reviewed his separate conversations with CSR and the potential large cap buyer since the last board meeting. Goldman Sachs presented an update on process with all large cap buyers and its preliminary financial analysis of Zoran, CSR and the pro forma Combined Company, as well as a comparison of the CSR offer and potential transactions with large cap buyers. Jones Day updated the Zoran board on the negotiation of the draft merger agreement. The Zoran board instructed management, Goldman Sachs and Jones Day to continue negotiations with CSR on the various open transaction issues, including the exchange ratio.

On February 11, 2011, Dr. Gerzberg called Mr. van Beurden and confirmed that following consideration of CSR’s offer, Zoran would be willing to accept a proposal for structuring the transaction in which the Zoran security holders received 35% of the Combined Company subject to the consideration being fully satisfied in shares.

On February 11, 2011, counsel to CSR delivered a revised draft of the merger agreement to counsel to Zoran. In this draft of the agreement, CSR proposed a mechanism whereby the merger consideration might combine cash and CSR ordinary shares, with a to-be-agreed-upon cap on the maximum cash consideration Zoran’s stockholders could elect to receive, and rejected Zoran’s proposal that Zoran be permitted to terminate the merger agreement to accept a superior transaction.

On February 13, 2011, counsel to Zoran and counsel to CSR discussed open issues on the draft merger agreement.

On February 16, 2011, the Zoran board met with management and its legal and financial advisors to discuss the status of the proposed transaction with CSR. Goldman Sachs reviewed the proposed terms of the transaction and presented a comparison between an all-stock deal and a fixed cash/stock deal. Goldman Sachs then led the Zoran board through a review of its preliminary financial analysis of the proposed transaction with CSR. Jones Day presented a summary of the current draft of the merger agreement and reported that the parties had resolved a number of the issues relating to the merger agreement other than those related to Zoran’s ability to terminate to accept a superior transaction.

Between February 16, 2011 and February 20, 2011, legal counsel to Zoran and CSR continued to negotiate and exchange drafts of the merger agreement and disclosure schedules. Through ongoing discussions between the principals and the parties’ respective legal and financial advisors, the parties determined to undertake an all-stock transaction, with CSR implementing a stock buyback, Zoran’s board having the ability to terminate the merger agreement to accept a superior cash transaction at a higher termination fee of approximately 3% of the transaction value, and CSR’s Board having the ability to terminate the merger agreement to accept a superior transaction as long as it paid the 1% termination fee.

On the morning of February 20, 2011, Zoran’s board held a meeting to further consider the business combination with CSR. Representatives of Zoran’s management, Goldman Sachs and Jones Day were present. A representative of Jones Day again reviewed with the Zoran board its fiduciary duties in the context of the proposed transaction, and described the terms and conditions of the merger agreement. Goldman Sachs made a presentation to the Zoran board with respect to process with various large cap buyers and its financial analysis of the exchange ratio and rendered to Zoran’s board an oral opinion, which was confirmed by delivery of a written opinion dated February 20, 2011, to the effect that, as of that date and based on and subject to the factors and assumptions set forth in the opinion, the exchange ratio to be paid in the merger to holders (other than CSR and its affiliates) of Zoran’s common stock was fair, from a financial point of view, to such holders. Management then delivered its final report with respect to its due diligence investigation of CSR and reviewed with the Zoran board management’s views regarding the risks of continuing as an independent public company and the rationale for entering into the proposed transaction with CSR. A representative of Jones Day reviewed with the Zoran board the proposed resolutions to be adopted by the Zoran board in connection with the proposed merger agreement, and following discussion, the Zoran board unanimously approved and declared advisable the merger and the merger agreement as being in the best interests of Zoran and its stockholders, authorized the execution and delivery of the merger agreement and recommended that the stockholders of Zoran adopt the merger agreement.

On the afternoon of February 20, 2011, Zoran and CSR executed the merger agreement.

On February 21, 2011, Zoran and CSR issued a joint press release announcing the transaction and the execution of the merger agreement.

Unanimous Recommendation of Zoran’s Board of Directors; Zoran’s Reasons for the Merger

Zoran’s board of directors has unanimously approved and declared advisable and in the best interests of the Zoran stockholders and Zoran the merger, the merger agreement and the transactions contemplated by the merger agreement. Accordingly, Zoran’s board unequivocally recommends that Zoran stockholders vote “FOR” adoption and approval of the merger agreement.

In the course of determining that the merger, the merger agreement and the transactions contemplated thereby are in the best interests of Zoran and its stockholders, Zoran’s board consulted with management, as well as its financial and legal advisors, and considered a number of factors in making its determination, including the following:

Merger consideration. Zoran’s board considered that the 1.85 CSR ordinary shares in the form of CSR ADSs that Zoran stockholders will receive for each Zoran share if the merger is consummated, which, as of market close on February 18, 2011, represented a value of $13.03 per share of Zoran common stock or a total consideration of approximately $679 million. In addition, Zoran’s board considered CSR’s plan to buy back up to $240 million of CSR’s ordinary shares during the 12 months following signing via an on-market buyback program, referred to herein as the share buyback. The Zoran board concluded that such shares, and the value anticipated to be delivered to all continuing CSR shareholders as a result of the share buyback, are likely to deliver greater long-term value to Zoran stockholders than would be expected if Zoran remained independent. Zoran’s board also considered that the implied offer price represents a premium of approximately 39.9% to the closing price of each share of Zoran common stock of $9.32 on February 18, 2011, and a premium of approximately 43.9% to the average closing price of shares of common stock over the twelve months prior to signing the merger agreement.

Zoran’s board also considered the fact that a fixed exchange ratio provides Zoran stockholders with certainty regarding the number of CSR ADSs they will receive in connection with the merger, and allows them to benefit from any increase in the price of CSR ordinary shares. Zoran’s board further considered that while certain Zoran institutional stockholders, such as U.S.-based index funds, may sell Zoran common stock or CSR ADSs received in the merger, these types of short-term sell-offs should not detrimentally affect the long-term value of the merger to Zoran stockholders.

Scale. Zoran’s board believed that in order to become a more successful public company and a more successful participant in the semiconductor consumer electronics market, Zoran needed to grow in scale. Zoran’s board believes that the Combined Company will benefit from, among other things, better utilization of its sales organization, improved terms with vendors, a richer IP portfolio and the ability to share development costs across product ranges. In addition, Zoran’s board believes the Combined Company will be more diversified, thus more resilient than on a standalone basis to the semiconductor industry’s long product development and short sales cycles, price volatility and general cyclicality.

Potential development of next generation solutions. Zoran’s board considered that Zoran’s and CSR’s technology portfolios are complementary and will enable the Combined Company to deliver advanced and connected platforms to capture and stream media-rich content. Zoran’s board considered the fact that the merger with CSR would provide Zoran with the potential to combine CSR’s proven and market-accepted Bluetooth and GPS technologies as well as capabilities in other technologies, including Wi-Fi, and Zoran’s proven and market-accepted camera, TV, STB and printer technologies.

In addition, Zoran’s board believed the transaction will provide the opportunities to strengthen CSR’s core business by adding imaging and video capabilities within its existing end markets and to increase market share within global consumer markets such as Internet-enabled, location-aware digital cameras and next generation home entertainment products and peripherals. Zoran’s board further believed that the Combined Company will provide a step change in CSR’s total scale and addressable market, creating a top ten in terms of revenues fabless semiconductor company and accelerating the Combined Company’s strategic shift into higher margin platforms and integrated solutions.

Potential cost synergies. Zoran’s board considered that a combination of CSR and Zoran is expected to deliver significant cost saving synergies from reduced costs of sales (from improved vendor terms), the elimination of duplicated functions and reduced R&D, sales and marketing, and overhead costs. Zoran’s board also considered that the transaction is expected to generate run rate cost synergies of $50 million by the end of 2011. Zoran’s board further considered that the Combined Company is expected to deliver strong double digit EPS accretion in 2012 before any incremental revenue synergies, after taking into account the ongoing cost savings at Zoran, the expected cost synergies and the Share Buyback.

Potential for greater market opportunities and revenue synergies. Zoran’s board considered that the Combined Company will be well-positioned to capitalize on the large and growing market opportunities for each of Zoran’s and CSR’s product offerings. Zoran’s board also considered that Zoran and CSR expect to achieve additional revenue synergies through a combination of cross-selling opportunities due to each party’s status as a qualified supplier to certain customers with whom the other party does not have a relationship, increased sales to existing customers resulting from the combined companies broader product portfolio, new product offerings combining complementary technologies and access to new markets.

Enhanced financial strength and flexibility. Zoran’s board considered that the Combined Company is expected to have a strong balance sheet and cash position because, at the end of fiscal year 2010, the Combined Company had approximately $700 million (before the deduction of transaction fees and the use of cash for the Share Buyback) in cash, cash equivalents, treasury deposits and investments and no material indebtedness.

Review of Zoran’s prospects if it remained independent. Zoran’s board considered Zoran’s financial condition, results of operations and business and earnings prospects if it were to remain independent in light of various factors, including consolidation, increased competition and other developments occurring in the semiconductor industry. Zoran’s board concluded that there were significant risks to remaining independent and that Zoran could best realize long-term stockholder value as part of a global semiconductor enterprise with greater scale, broader product offerings and a larger customer base. Some of the risks and uncertainties identified by Zoran’s board as associated with Zoran continuing to operate on a stand-alone basis include:

•

the competitive nature of the businesses in which Zoran operates, the fact that Zoran’s principal competitors are significantly larger companies with substantially greater financial resources and research and development capabilities, and the fact that new competitors have entered Zoran’s markets within the past several years with viable product offerings;

•

the continued investments in research and development that would be required for Zoran to execute on its stand-alone operating plan on a go-forward basis and the fact that, despite Zoran’s significant investments in research and development in the past, Zoran has not achieved commensurate revenue growth; and

•	Zoran’s historical inability to meet expectations in the DTV market, and the execution risks associated with Zoran’s product development processes on a go-forward basis.

Consideration of alternative transactions. Zoran’s board considered the expression of interest received from one other potential strategic partner and the fact that the party ultimately did not propose a transaction. Zoran’s board further considered that it had contacted eight potential strategic stock-for-stock merger partners and 14 potential cash buyers and was unable to obtain a more attractive offer than the one negotiated with CSR. In this context it also considered the failure of the other indication of interest from the cash buyer to materialize into an attractive proposal as this buyer withdrew from discussions with Zoran and ultimately only expressed an interest in potentially acquiring Zoran’s camera business. Additionally, Zoran’s board considered that the terms of the merger agreement would allow the Zoran Board to accept a superior cash takeover proposal under certain circumstances.

Complementary business and management teams. Zoran’s board considered the complementary nature of Zoran’s and CSR’s respective businesses and demonstrated demand for next generation solutions based on a combination of their respective technologies. Zoran’s board noted that the complementary businesses of Zoran with CSR would be a driving force for integration, and that the management teams of each of Zoran and CSR demonstrated a mutual commitment to select best-in-class talent from each organization to effect the integration of the Combined Company. Mr. van Beurden, CSR’s chairman and its chief financial officer will all continue in their current roles in the Combined Company. Upon completion of the merger, Levy Gerzberg, co-founder and chief executive of Zoran, will join the CSR board as a non-executive director, and Zoran will also propose another independent non-executive director to the CSR board.

Opinion of Zoran’s financial advisor. Zoran’s board considered the financial presentations made by Goldman Sachs, and the opinion of Goldman Sachs, dated February 20, 2011, that, as of such date and based on and subject to the factors and assumptions set forth in the opinion, the exchange ratio was fair from a financial point of view to Zoran stockholders (other than CSR and its affiliates). The full text of Goldman Sachs’ written opinion is attached to this proxy statement/prospectus as Appendix B. See “The Merger—Opinion of Zoran’s Financial Advisor.”

Terms of the merger agreement. Zoran’s board considered the terms of the merger agreement, including the parties’ respective representations, warranties and covenants, the conditions to their respective obligations to complete the merger and the ability of the respective parties to terminate the merger agreement. In addition, Zoran’s board considered that Zoran’s shareholders will be able to trade CSR ADSs on Nasdaq. Zoran’s board noted that the termination or “breakup” fee provisions of the merger agreement could have the effect of discouraging alternative proposals for a business combination involving Zoran but that such provisions are customary for transactions of this size and type. Zoran’s board also considered that the amount of the termination fee was within a reasonable range. Zoran’s board further considered that the termination fee represented an important factor in negotiating the reverse breakup fee payable by CSR, which Zoran’s board believes increases the likelihood of closing. Zoran’s board also noted that the merger agreement permits Zoran and Zoran’s board to respond to a bona fide acquisition proposal that Zoran’s board determines could reasonably be expected to lead to a superior takeover proposal, subject to certain restrictions imposed by the merger agreement and the requirement that Zoran pay CSR the termination fee in the event that Zoran terminates the merger agreement to enter into an alternative transaction with respect to a superior cash takeover proposal.

Terms of the Voting Agreements. Zoran’s board considered the terms of the voting agreements, including the circumstances under which the voting obligations under the voting agreements terminate.

Likelihood of closing. Zoran’s board considered the relatively limited nature of the closing conditions included in the merger agreement, including the likelihood that the merger would receive Hart-Scott-Rodino Act approval and that the merger would be approved by the stockholders of the respective companies.

Tax-free merger. Zoran’s board considered the fact that the merger is expected to be tax-free to Zoran stockholders for U.S. federal income tax purposes, except with respect to any “five-percent transferee shareholder” within the meaning of the relevant Treasury Regulations and who does not file a gain recognition agreement with the IRS, and except to the extent that Zoran stockholders recognize gain on cash received for any fractional shares.

Zoran’s board also considered a variety of other factors and risks concerning the merger, including the following:

•

the current volatile state of the economy and general uncertainty surrounding forecasted economic conditions, both globally and within the semiconductor industry, and the related impact on the Zoran’s current share price and overall valuation, and the possibility that the Zoran’s long-term prospects as an independent company could improve in the event of a sustained economic recovery;

•	the information concerning Zoran’s and CSR’s respective historic businesses, financial results and prospects, including the result of Zoran’s due diligence review of CSR;

•

the risk that the Combined Company might not achieve the expected benefits of the merger, growth or financial results anticipated, or otherwise fail to deliver greater value to Zoran stockholders than they would have received had Zoran remained independent;

•	the challenges and costs inherent in integrating the two businesses and the time and effort that will be required from employees of both companies to successfully complete that integration;

•	the possibility that cost synergies may not be realized as a result of the merger, or that they may be lower than expected;

•	the potential loss of customers, suppliers and employees of the Combined Company following the merger or of either party during the pre-closing period;

•

the possibility that the merger may not be completed, including due to CSR’s or Zoran’s shareholders failing to approve the transactions contemplated by the merger agreement, and the potential adverse consequences to Zoran if the merger is not completed, including the potential to depress values offered by others to Zoran in a business combination and to erode customer and employee confidence in Zoran;

•

the risks associated with a fixed exchange ratio, which by its nature will not compensate Zoran stockholders for any declines in the price of CSR’s stock prior to the completion of the merger, and the absence of any termination right in the merger agreement that would be triggered by a decrease in CSR’s stock price (or the corresponding decrease in the value of the merger consideration to be received by Zoran stockholders);

•	the effects of the merger in the short term, and the potential resulting sales of CSR ADSs by some Zoran stockholders, on the market price of CSR ordinary shares and ADSs;

•

the limitations imposed in the merger agreement on the conduct of Zoran’s business during the pre-closing period, its inability to solicit and limited ability to respond to proposals for alternative transactions and the ability of its Board to change or withdraw its recommendation of the merger;

•

the limits, whether legal, contractual or otherwise, that may be placed on some stockholders with respect to the holding of shares in foreign private issuer, such as CSR, and the impact that these limits may have on the trading price of CSR ADSs following the effective time of the merger; and

•

the termination fee payable to CSR if the merger agreement is terminated under certain circumstances, and the potential effect that such termination fee may have in deterring other potential acquirers from proposing an alternative transaction that would be more advantageous to Zoran stockholders.

In addition, Zoran’s board was aware of and considered the interests that certain of its directors and executive officers may have with respect to the merger that differ from, or are in addition to, their interests as Zoran stockholders generally, as described in “The Merger—Interests of Directors and Officers of Zoran in the Merger,” which Zoran’s board considered as being neutral in its evaluation of the proposed merger.

The foregoing discussion of the information and factors considered by Zoran’s board is not intended to be exhaustive and includes only the material factors considered by Zoran’s board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, Zoran’s board did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. In addition, Zoran’s board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather Zoran’s board conducted an overall analysis of the factors described above, including discussions with Zoran’s management and its financial and legal advisors. In considering the factors described above, individual members of Zoran’s board may have given different weights to different factors.

Opinion of Zoran’s Financial Advisor

Goldman Sachs rendered its opinion to Zoran’s board of directors that, as of February 20, 2011, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio of 0.4625 ADSs (which is equivalent to 1.850 CSR ordinary shares) to be paid for each share of Zoran common stock pursuant to the merger agreement was fair from a financial point of view to the holders (other than CSR and its affiliates) of the outstanding shares of Zoran common stock. The ratio of 1.850 CSR ordinary shares to one share of Zoran common stock is referred to as the “exchange ratio” in this section entitled “Opinion of Zoran’s Financial Advisor.”

The full text of the written opinion of Goldman Sachs, dated February 20, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement/prospectus as Appendix B. Goldman Sachs provided its opinion for the information and assistance of Zoran’s board of directors in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to how any holder of Zoran common stock should vote with respect to the transaction, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•

annual reports on Form 10-K of Zoran for the five years ended December 31, 2009; annual reports to shareholders of CSR for the five years ended January 1, 2010 and the Annual Report on Form 20-F of CSR for the year ended January 1, 2010;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Zoran and Form 6-K of CSR;

•	certain publicly available research analyst reports for Zoran and CSR;

•	certain other communications from Zoran and CSR to their respective stockholders;

•

certain internal financial analyses and forecasts for Zoran and CSR prepared solely by Zoran’s management, as approved for Goldman Sachs’ use by Zoran, which are referred to below as the “Forecasts”; and

•

certain revenue, cost of goods sold and operating expense synergies projected solely by the management of Zoran to result from the transaction, as approved for Goldman Sachs’ use by Zoran, which are referred to below as the “Synergies.”

Goldman Sachs also held discussions with members of the senior managements of Zoran and CSR regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction and the past and current business operations, financial condition, and future prospects of their respective companies. In addition, Goldman Sachs reviewed the reported price and trading activity for Zoran common stock and for CSR ordinary shares, compared certain financial and stock market information for Zoran and CSR with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the semiconductor industry and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, accounting, tax and other information provided to, discussed with or reviewed by it and it does not assume any responsibility for any such information. In that regard, Goldman Sachs has assumed that the Forecasts and the Synergies have been reasonably prepared by the management of Zoran on a basis reflecting the best then available estimates and judgments of the management of Zoran. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Zoran or CSR or any of their respective subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of Zoran or CSR or any of their respective subsidiaries furnished to Goldman Sachs. Goldman Sachs has also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on Zoran or CSR or on the expected benefits of the transaction in any way meaningful to its analysis. Goldman Sachs has also assumed that the transaction will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Zoran to engage in the transaction or the relative merits of the transaction as compared to any strategic alternatives that may be available to Zoran; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than CSR and its affiliates) of shares of Zoran common stock, as of the date of the opinion, of the exchange ratio pursuant to the merger agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or the transaction or any other term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the transaction, including, without limitation, the fairness of the transaction to, or any other consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Zoran; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Zoran, or class of such persons in connection with the transaction, whether relative to the exchange ratio pursuant to the merger agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which the ADSs or CSR ordinary shares will trade at any time or as to the impact of the transaction on the solvency or viability of Zoran or CSR or the ability of Zoran or CSR to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the board of directors of Zoran in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 18, 2011 and is not necessarily indicative of current market conditions.

Historical Stock Price and Exchange Ratio Analysis. Goldman Sachs noted that based on the closing price of Zoran common stock of $9.32 per share on February 18, 2011, and the closing price of CSR ordinary shares of £4.34 (which Goldman Sachs converted into $7.05 at a GBP/USD exchange rate of 1.6234, which was the spot exchange rate at 4:00 p.m. Eastern time (Nasdaq market close) on February 18 as reported by Bloomberg, which we refer to as the “assumed exchange rate”) on that date, the implied value of the exchange ratio pursuant to the merger agreement of ADSs representing 1.850 CSR ordinary shares to be paid for each share of Zoran common stock was $13.03, which is referred to as the “implied per-share value.” In addition, Goldman Sachs analyzed the implied per-share value to be paid to holders of Zoran common stock pursuant to the merger agreement in relation to the closing price of Zoran common stock on February 18, 2011 and the average closing prices of Zoran common stock for the one-month, three-month, six-month and one year periods ended February 18, 2011 to calculate the implied premium of the implied per-share value to the respective historical prices per share of Zoran common stock. The following table presents the results of these calculations:

Historical Date or Period	Closing Price or Average Trading Price of Zoran Common Stock	Implied Premium of Implied Per Share Value to Price of Zoran Common Stock
February 18, 2011	$9.32	39.9%
One-month period ended February 18, 2011	$9.33	39.7%
Three-month period ended February 18, 2011	$8.55	52.4%
Six-month period ended February 18, 2011	$8.04	62.1%
One-year period ended February 18, 2011	$9.06	43.9%

Goldman Sachs then compared the closing price of Zoran common stock as of October 29, 2010, which was the last trading day before the public filing of Ramius’ beneficial ownership report on Schedule 13D with respect to Zoran on November 1, 2010, the average closing prices of Zoran common stock for the one-month, three-month and six-month periods ended October 29, 2010 with the implied per-share value to calculate the implied premium to the respective historical prices per share of Zoran common stock. The following table presents the results of these calculations:

Historical Date or Period	Closing Price or Average Trading Price of Zoran Common Stock	Implied Premium of Implied Per Share Value to Price of Zoran Common Stock
October 29, 2010	$7.08	84.1%
One-month period ended October 29, 2010	$7.54	72.8%
Three-month period ended October 29, 2010	$7.88	65.4%
Six-month period ended October 29, 2010	$8.72	49.4%

Goldman Sachs noted that based on the closing prices of Zoran common stock and CSR ordinary shares on February 18, 2011, the exchange ratio pursuant to the merger agreement of 1.850 represented a premium of 39.9% to the implied exchange ratio of one share of Zoran common stock to 1.323 CSR ordinary shares, which is referred to as “the implied exchange ratio,” as of such date. Goldman Sachs then calculated the daily historical exchange ratios over various periods by first dividing the closing price per share of Zoran common stock every day by the closing price per CSR ordinary share on the same day, converted to USD by using the GBP/USD exchange rate on the same day, and subsequently taking the average of these daily historical exchange ratios over certain periods, which is referred to as the “average implied exchange ratio.” Goldman Sachs then calculated the premiums of the exchange ratio pursuant to the merger agreement of 1.850 to such average implied exchange ratios for the one and three month periods ended February 18, 2011 and October 29, 2010. The table below presents the results of these calculations:

Historical Date or Period	Implied Exchange Ratio or Average Implied Exchange Ratio	Premium of Exchange Ratio Pursuant to the Merger agreement to Implied Exchange Ratio
February 18, 2011	1.323x	39.9%
One-month period ended February 18, 2011	1.414x	30.8%
Three-month period ended February 18, 2011	1.469x	26.0%
One-month period ended October 29, 2010	1.409x	31.3%
Three-month period ended October 29, 2010	1.528x	21.1%

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Zoran and CSR to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the semiconductor industry:

•	DSP Group, Inc.

•	OmniVision Technologies Inc.

•	Sigma Designs, Inc.

•	Silicon Image, Inc.

•	Trident Microsystems, Inc.

(which are referred to as the “primary” selected companies) and

•	Applied Micro Circuits Corporation

•	Atheros Communications, Inc.

•	Conexant Systems, Inc.

•	Entropic Communications, Inc.

•	MaxLinear, Inc.

•	NVIDIA Corporation

•	STMicroelectronics N.V.

(which are referred to as the “secondary” selected companies).

Goldman Sachs categorized the selected companies as primary or secondary on the basis of each company’s product offerings for the digital TV, multimedia and connectivity sectors, as well as the similarities between the end-markets served and business model utilized by Zoran and each company.

Although none of the selected companies is directly comparable to Zoran or CSR, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Zoran and CSR.

Goldman Sachs also calculated and compared various financial multiples and ratios based on information it obtained from SEC filings, IBES estimates, other Wall Street research and the Forecasts. The multiples and ratios of Zoran were calculated using the Zoran closing price on February 18, 2011 and the multiples and ratios of CSR were calculated using the CSR closing price on February 18, 2011 (converted to USD using the assumed exchange rate). The multiples and ratios of Zoran were based on the Forecasts and IBES estimates. The multiples and ratios for each of the selected companies, including CSR, were based on IBES estimates and the most recent publicly available information. With respect to the selected companies, Goldman Sachs calculated:

•	enterprise value, which is the market value of common equity plus book value of debt less cash, as a multiple of estimated calendar year 2011 revenues; and

•	enterprise value as a multiple of estimated calendar year 2011 earnings before interest, taxes and depreciation and amortization, or EBITDA.

The results of these analyses are summarized as follows:

Selected Companies
	Primary		Secondary*
Enterprise value as a multiple of:	Range	Median	Range	Median	Zoran	CSR
CY2011E Revenue	0.4x - 2.3x	1.2x	1.0x - 3.5x	2.2x	0.5x	1.0x
CY2011E EBITDA	7.0x -16.2x	7.8x	5.3x - 27.6x	13.5x	NM	7.7x

*	Includes CSR

Goldman Sachs also compared the selected companies’ estimated calendar year 2011 price/earnings ratios to the results for Zoran and CSR. The following table presents the results of this analysis:

Selected Companies
	Primary		Secondary*
Price/Earnings Ratio:	Range	Median	Range	Median	Zoran	CSR
CY2011E	12.1x - 32.9x	15.5x	11.4x - 44.3x	19.9x	NM	18.5x	*

*	Includes CSR

Analysis at Various Prices. Assuming a price of $9.32 per share of Zoran common stock and a price of $7.05 per CSR ordinary share, which was the closing price for Zoran common stock on February 18, 2011 and the USD equivalent of the closing price for CSR ordinary shares on February 18, 2011 (calculated using the assumed exchange rate), Goldman Sachs performed certain analyses, based on the Forecasts and IBES estimates, using the exchange ratio of 1.850 pursuant to the merger agreement. Goldman Sachs calculated for Zoran the implied equity value, the implied enterprise value, the ratio of implied enterprise value to revenue, the ratio of implied enterprise value to EBITDA and the ratio of price to earnings. The following table presents the results of Goldman Sachs’ analysis (dollar amounts in millions, except for price per share):

Zoran
	Current		Offer
Implied price per share (as of February 18, 2011)	$9.32		$13.03
Implied equity value	$466		$ 663
Implied enterprise value	$205		$ 401

	Forecast	IBES Estimates	Forecast	IBES Estimates	Primary Comps	Secondary Comps
Implied enterprise value / revenues
CY2011E	0.4x	0.5x	0.7x	0.9x	1.1x	2.2x
CY2012E	0.4x	0.5x	0.7x	0.9x	1.1x	2.2x
Implied enterprise value / EBITDA
CY2011E	13.8x	NM	27.0x	NM	7.8x	13.5x
CY2012E	4.1x	7.2x	8.0x	14.2x	8.5x	10.2x
Price to earnings ratio
CY2011E	NM	NM	NM	NM	15.5x	19.9x
CY2012E	12.1x	49.1x	16.9x	68.6x	14.8x	14.4x

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on Zoran and CSR using the Forecasts for each of Zoran and CSR.

Zoran. In performing the illustrative discounted cash flow analysis, Goldman Sachs calculated indications of net present value of free cash flows for Zoran for the years 2011 through 2014 using illustrative discount rates ranging from 12.5% to 14.5%, reflecting estimates of Zoran’s weighted average cost of capital. Goldman Sachs calculated implied prices per share of Zoran common stock using illustrative terminal values in the year 2015 based on perpetuity growth rates ranging from 1.5% to 3.5% to terminal year projected cash flow, which implied one-year forward EBITDA multiples of 4.7x to 6.8x. These illustrative terminal values were then discounted to calculate implied indications of present values using illustrative discount rates ranging from 12.5% to 14.5%. This analysis resulted in a range of implied present values per share of Zoran common stock of $12.82 - $16.43 per share.

Goldman Sachs also performed a sensitivity analysis to illustrate the effect of different assumptions for changes in annual sales growth and operating margin for Zoran. The sensitivity adjustments to projected annual sales growth ranged from 0.0% to (15.0%) of incremental growth. The sensitivity adjustments to projected annual operating margin ranged from 0.0% to (5.0%) of incremental operating margin. This analysis, assuming a 13.5% discount rate and a perpetuity growth rate of 2.5%, resulted in a range of illustrative implied present values of $8.31 to $14.32 per share of Zoran common stock.

CSR. Goldman Sachs calculated indications of net present value of free cash flows for CSR for the years 2011 through 2014 using illustrative discount rates ranging from 12.5% to 14.5%, reflecting estimates of CSR’s weighted average cost of capital. Goldman Sachs calculated implied prices per CSR ordinary share using illustrative terminal values in the year 2015 based on perpetuity growth rates ranging from 1.5% to 3.5% to terminal year projected cash flow, which implied one-year forward EBITDA multiples of 4.5x to 6.5x. These illustrative terminal values were then discounted to calculate implied indications of present values using illustrative discount rates ranging from 12.5% to 14.5%. This analysis resulted in a range of implied present values per CSR ordinary share of $6.66 - $8.60 per share.

Goldman Sachs also performed a sensitivity analysis to illustrate the effect of different assumptions for changes in annual sales growth and operating margin for CSR. The sensitivity adjustments to projected annual sales growth ranged from 0.0% to (15.0%) of incremental growth. The sensitivity adjustments to projected annual operating margin ranged from 0.0% to (5.0%) of incremental operating margin. This analysis, assuming a 13.5% discount rate and a perpetuity growth rate of 2.5%, resulted in a range of illustrative implied present values of $4.20 to $7.46 per CSR ordinary share.

Relative Discounted Cash Flow Analysis. Goldman Sachs calculated implied exchange ratios by dividing the illustrative implied per share present values of Zoran common stock resulting from the analysis above by the corresponding illustrative implied per share present values of CSR ordinary shares resulting from the analysis above. This analysis resulted in a range of implied exchange ratios of 1.910x to 1.925x based on perpetuity growth rates ranging from 1.5% to 3.5% and illustrative discount rates ranging from 12.5% to 14.5%.

Pro Forma Combined Company Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis for the pro forma Combined Company to determine the range of values to be received by holders of Zoran common stock, both taking into account and excluding the Synergies. Goldman Sachs calculated indications of net present value of the projected free cash flows for the Combined Company for the years 2011 through 2014 using illustrative discount rates ranging from 12.5% to 14.5%, reflecting estimates of the Combined Company’s weighted average cost of capital. Goldman Sachs then calculated implied prices per share of the pro forma Combined Company using illustrative terminal values in the year 2015 based on perpetuity growth rates ranging from 1.5% to 3.5% to terminal year projected cash flow. These illustrative terminal values were then discounted to calculate implied indications of present values using illustrative discount rates ranging from 12.5% to 14.5%. This resulted in a range of implied present values for the Combined

Company, which was multiplied by Zoran’s implied ownership of 35% in the pro forma Combined Company based on the exchange ratio pursuant to the merger agreement of 1.850. This analysis resulted in the range of implied present values per share of Zoran common stock set forth in table below:

Illustrative Per Share Value Indications
Pro forma Combined Company basis (ex. Synergies)	$12.56 - $16.31
Pro forma Combined Company basis (incl. Synergies)	$16.10 - $20.63

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the semiconductor industry since June 2005:

Acquiror—Target	Date of Announcement
Qualcomm—Atheros	January 5, 2011
Microsemi—Actel	October 4, 2010
Intel—McAfee	August 19, 2010
Intersil—Techwell	March 22, 2010
ON Semiconductor—California Micro Devices	December 14, 2009
Intel—Wind River Systems	June 4, 2009
Integrated Device Technology—Tundra Semiconductor	April 30, 2009
CSR—SiRF	February 9, 2009
ON Semiconductor—Catalyst Semiconductor	July 17, 2008
Triquint—WJ Communications	March 10, 2008
ON Semiconductor—AMI Semiconductor	December 13, 2007
RF Micro Devices—Sirenza Microdevices	August 13, 2007
Temasek Holdings—STATS ChipPAC	March 1, 2007
LSI Logic—Agere	December 4, 2006
Sponsor Group—Freescale	September 15, 2006
SanDisk—M-Systems	July 31, 2006
AMD—ATI Technologies	July 24, 2006
Micron—Lexar Media	March 8, 2006
Integrated Device Technology—Integrated Circuit Systems	June 16, 2005

For each of the selected transactions, Goldman Sachs calculated and compared the aggregate consideration as a multiple of next twelve months’ revenues, offer price as a multiple of next twelve months earnings and premiums paid in relation to the closing price per share of the target company one day prior to announcement and the average closing prices for the five trading day and twenty trading day periods ended on the date prior to announcement. While none of the companies that participated in the selected transactions are directly comparable to Zoran, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Zoran’s results, market size and product profile.

The following table presents the results of this analysis:

	Selected Transactions
	Range	Median
Consideration as a Multiple of:
NTM Revenues	0.1x - 5.8x	1.7x
NTM Earnings	13.9x - 41.7x	22.8x
Premium Over:
1-Day Prior	13.6% - 87.8%	30.3%
5 Trading Day Average	14.3% - 100.6%	30.1%
20 Trading Day Average	15.3% -80.1%	33.8%

Pro Forma Merger Analysis. Goldman Sachs prepared illustrative pro forma analyses of the potential financial impact of the merger using the Forecasts for Zoran and CSR both taking into account and excluding the Synergies. For each of the years 2011 and 2012, Goldman Sachs compared the projected earnings per share of CSR ordinary shares, in each case, on a standalone basis, to the projected earnings per share of the Combined Company on a pro forma basis. Goldman Sachs performed this analysis based on the closing price of Zoran common stock and CSR ordinary shares on February 18, 2011. Based on such analyses, the proposed transaction would be dilutive to CSR’s shareholders on an earnings per share basis in all of the above scenarios in the year 2011 and excluding the Synergies in year 2012, and the proposed transaction would be accretive to CSR shareholders on an earnings per share basis taking into account the Synergies in the year 2012.

Pro Forma Growth Analysis. Goldman Sachs also calculated and compared certain historical and forecasted financial information, including revenue growth, gross profit margin and operating profit margin through calendar year 2014, for each of Zoran and CSR on a stand-alone basis and for the Combined Company on a pro forma basis (both including and excluding Synergies). Goldman Sachs made these calculations and comparisons using the Forecasts. The results of this analysis is set forth in the table below:

			Combined Company
	Zoran	CSR	Excluding Synergies	Including Synergies
Revenue (2010 - 2014E Compound Annual Growth Rate)	13%	12%	13%	15%
Gross profit margin 2014E	53%	49%	51%	52%
Operating profit 2014E	16%	17%	17%	20%

Contribution Analysis. Goldman Sachs analyzed the relative potential financial contributions of Zoran and CSR to the Combined Company following completion of the merger using the Forecasts and IBES estimates, before taking into account any of the possible benefits that may be realized following the transaction, and Zoran’s gross contribution, determined by valuing Zoran’s contribution to the Combined Company based on an appropriate weighted average multiple. The weighted average multiple, when utilized to determine implied percentage equity ownership based on revenue, gross profit or operating income, is calculated by taking the sum of the enterprise value of Zoran and the enterprise value of CSR and then dividing the result by the sum of Zoran’s and CSR’s revenue, gross profit or operating income, as appropriate. When utilized to determine implied percentage equity ownership based on net income, the weighted average multiple is calculated by taking the sum of the market capitalization of Zoran and the market capitalization of CSR and then dividing the result by the sum of Zoran’s and CSR’s net income. The following table presents the results of this analysis:

	Zoran Gross Contribution
	Revenues	Gross Profit	Operating Income	Net Income
CY2010 A*	35.5%	37.4%	NM***	NM****
CY2011E*	36.1%	37.8%	8.3%	0.2%
CY2011E**	33.5%	35.7%	NM***	NM****
CY2012E*	36.4%	37.6%	23.8%	26.7%
CY2012E**	32.8%	34.5%	11.6%	10.8%
CY2013E*	36.7%	37.7%	31.2%	35.2%
CY2013E**	33.2%	35.2%	19.9%	18.5%

*	Based on the Forecasts
**	Based on IBES estimates
***	Not meaningful because Zoran estimated to have an operating loss
****	Not meaningful because Zoran estimated to have a net loss

Goldman Sachs then adjusted the gross contribution to take account of differences in cash for Zoran and CSR, adjusted to reflect the present value of known future liabilities, to calculate an adjusted contribution to the Combined Company based on an appropriate weighted average enterprise valuation multiple, which is referred to as the implied equity contribution. Goldman Sachs also noted the exchange ratio implied by Zoran’s implied equity contribution. The following table presents the results of this analysis:

	Implied Equity Contribution					Implied Exchange Ratio
	Revenues	Gross Profit	Operating Income	Net Income	Revenues	Gross Profit	Operating Income	Net Income
CY2010 A*	37.1%	38.4%	NM***	NM****	2.035x	2.134x	NM***	NM****
CY2011E*	37.5%	38.6%	19.8%	0.2%	2.062x	2.152x	0.868x	0.007x
CY2011E**	36.3%	37.7%	NM***	NM****	1.937x	2.042x	NM***	NM****
CY2012E*	37.7%	38.5%	29.7%	26.7%	2.081x	2.145x	1.477x	1.281x
CY2012E**	35.9%	36.9%	22.7%	10.8%	1.900x	1.987x	1.016x	0.418x
CY2013E*	37.9%	38.6%	34.4%	35.2%	2.094x	2.151x	1.815x	1.879x
CY2013E**	36.1%	37.4%	27.9%	18.5%	1.919x	2.020x	1.336x	0.784x

*	Based on the Forecasts
**	Based on IBES estimates
***	Not meaningful because Zoran estimated to have an operating loss
****	Not meaningful because Zoran estimated to have a net loss

Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the future price per share of Zoran common stock on a stand-alone basis and on a pro forma basis for the Combined Company, both taking into account and excluding the Synergies. This analysis is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of the company’s estimated future earnings and its assumed price to future earnings per share multiple. For this analysis, Goldman Sachs used the Forecasts for Zoran and the Combined Company on a pro forma basis for each of the calendar years 2012, 2013 and 2014. Goldman Sachs first calculated the implied values per share of Zoran common stock as of December 31 for each of the calendar years 2011, 2012 and 2013, by applying illustrative price to forward earnings per share multiples of 10.0x to 18.0x to estimated earnings per share of Zoran common stock for each of the calendar years 2012, 2013 and 2014 for Zoran on a stand-alone basis and to estimated earnings per pro forma share of the Combined Company (both taking into account and excluding Synergies) for each of the calendar years 2012, 2013 and 2014 for the Combined Company on a pro forma basis. Goldman Sachs then discounted 2011, 2012 and 2013 values back one year, two years and three years, respectively, using an illustrative discount rate of 13.5% for Zoran on a stand-alone basis, reflecting an estimate of Zoran’s cost of equity and taking into account a size premium, and 11.0% for the Combined Company on a pro forma basis, reflecting an estimate of CSR’s cost of equity, and, in the case of the pro forma analysis of the Combined Company, multiplied the resulting value by the exchange ratio pursuant to the merger agreement of 1.850. This analysis resulted in a range of implied present values reflected in the table below:

Implied Present Value per Zoran Share
Zoran stand-alone basis	$6.78 - $27.03
Pro forma Combined Company basis (ex. Synergies)	$8.58 - $24.45
Pro forma Combined Company basis (incl. Synergies)	$10.97 - $32.91

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Zoran or CSR, respectively, or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to Zoran’s board of directors as to the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Zoran, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The exchange ratio was determined through arm’s-length negotiations between Zoran and CSR and was approved by Zoran’s board of directors. Goldman Sachs provided advice to Zoran during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio to Zoran or the Zoran board of directors or that any specific exchange ratio constituted the only appropriate exchange ratio for the transaction.

As described above, Goldman Sachs’ opinion to Zoran’s board of directors was one of many factors taken into consideration by Zoran’s board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached to this proxy statement/prospectus as Appendix B.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Zoran, CSR and any of their respective affiliates or any currency or commodity that may be involved in the transaction for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to Zoran in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the merger agreement. Goldman Sachs may in the future provide investment banking services to Zoran, CSR and their respective affiliates, for which the Investment Banking Division of Goldman Sachs may receive compensation.

The Zoran board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement dated December 15, 2010, Zoran engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, Zoran has agreed to pay Goldman Sachs a transaction fee of approximately $9 million, approximately $1.25 million of which is offset by fees paid or payable to Goldman Sachs for proxy advisory services and the remainder of which is payable upon consummation of the transaction. In addition, Zoran has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

C ertain Financial Forecasts and Synergies Estimates

The financial analysis performed by Goldman Sachs for purposes of rendering the opinion described and summarized above in “Opinion of Zoran’s Financial Advisor” used, at the direction of Zoran’s management and board, certain financial forecast information for Zoran and CSR, and certain synergies estimates for the Combined Company, prepared solely by Zoran’s management and presented to Zoran’s board. Neither Zoran nor any other person has made, or makes, any representation regarding the projections set forth below.

Except for one quarter in advance, Zoran does not as a matter of course make public projections as to revenue, EBITDA, net income, cost of sales, operating expenses or other financial information. However, Zoran’s management prepared the prospective financial information summarized below to present certain financial forecast information and the potential synergies estimates of the Combined Company. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Zoran’s management, was prepared on a reasonable basis, reflecting estimates and judgments, of information available at the time the forecasts were prepared, and presents, to Zoran’s management’s knowledge and belief at the time the forecasts were prepared, the expected course of action and the potential future financial performance of Zoran or the Combined Company. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information which has the potential to differ and could differ materially from actual performance and results.

Neither CSR’s nor Zoran’s current, former, or any other independent auditors listed as experts in “experts” section, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the prospective financial information.

The independent auditors’ reports incorporated by reference in this proxy statement/prospectus relates to historical financial information. They do not extend to any prospective financial information and should not be seen to do so.

The projections and synergies estimates were based on Zoran management’s internal estimates, which in the case of information about CSR were prepared based on publicly available information and Zoran management’s familiarity with CSR’s business and markets. The estimated synergies were based on potential revenue and cost savings synergies that Zoran’s management projected to result from the merger, including the potential for new product offerings combining complementary technologies, access to and development of new markets, reduced cost of sales, reduced R&D costs and reduced sales, general and administrative costs. The inclusion of projections in this proxy statement/prospectus should not be regarded as an indication that Zoran or any person that received this information considered, or now considers, these projections to be a reliable prediction of the future results of CSR, Zoran or the Combined Company. Zoran prepared the projections solely for its internal purposes. This information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to rely on the prospective financial information.

The following tables summarize the financial forecast information and synergies estimates used by Goldman Sachs:

	Zoran Standalone Financial Forecast Information
	2011	2012	2013	2014
	U.S.$ in millions
Revenue	$469	$547	$635	$729
EBITDA	$15	$50	$85	$126
Net Income	$0	$39	$72	$110

	CSR Standalone Financial Forecast Information
	2011	2012	2013	2014
	U.S.$ in millions
Revenue	$831	$955	$1,098	$1,265
EBITDA	$106	$154	$188	$233
Net Income	$71	$106	$133	$170

	Combined Company Potential Synergies
	2011	2012	2013	2014
	U.S.$ in millions
Revenue	$0	$0	$100	$200
Cost of sales	$3	$15	$17	$20
Operating expense	$3	$35	$35	$35

In addition, Zoran’s management prepared and provided to Zoran’s board and Goldman Sachs certain financial forecast information that Zoran’s management considered to be an alternative to the case described above. The following tables summarize the alternative financial forecast information:

	Zoran Standalone Financial Forecast Information
	2011	2012	2013	2014
	U.S.$ in millions
Revenue	$469	$615	$772	$963
EBITDA	$15	$71	$135	$220
Net Income	$0	$56	$115	$192

	CSR Standalone Financial Forecast Information
	2011	2012	2013	2014
	U.S.$ in millions
Revenue	$851	$1,048	$1,283	$1,508
EBITDA	$117	$190	$243	$303
Net Income	$80	$133	$176	$225

At the direction of Zoran’s management and board, Goldman Sachs did not use this alternative information in connection with the preparation of its fairness opinion or the analysis summarized above in “Opinion of Zoran’s Financial Advisor.” Zoran’s management believed that the financial forecast information described on page 65 and used by Goldman Sachs was more likely to be achieved than the alternative financial forecast information and reflected the best then-currently available estimates and judgments of the management of Zoran.

In developing the financial forecast information and synergy information used by Goldman Sachs and the alternative financial forecast information, Zoran made numerous assumptions about its and CSR’s industries, markets, products and ability to execute on their respective business plans. In particular, Zoran made the following assumptions:

•	The global economic recovery would continue, resulting in increased revenue for both companies.

•	Neither company would make any significant acquisitions or divestitures.

•	Foreign exchange rates would be those in effect as of the date that the projections were prepared.

•	Zoran would realize increased operating margins as a result of its strategic initiatives to reduce operating expenses.

•	CSR would not incur any significant restructuring or impairment costs.

•	Neither company’s gross margins would change significantly.

•	Neither company would incur any non-recurring expenses.

•	Each company would increase its market share in certain segments and successfully expand in certain segments in certain geographic markets.

•	Zoran’s market share in certain segments would fall to historical levels.

•	Zoran would exit certain businesses.

•	Zoran would at least maintain market share in certain existing markets.

•	Increased demand would offset a decrease in each company’s average selling prices in certain businesses.

•	Changes in each company’s sales mix would result in an increase in average selling prices in certain segments.

•	CSR would maintain or increase its market share in certain segments and lose share in other segments.

•	Certain of CSR’s markets would grow more slowly than forecast by industry studies.

The projections are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those predicted by the projections and should be read with caution. See “Cautionary Statement Regarding Forward-Looking Statements” on page 45. The projections are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and developments occurring since the date the projections were prepared. Although presented with numerical specificity, the projections are based upon a variety of estimates and assumptions made by Zoran’s management. These assumptions are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Zoran’s control. The effect of such uncertainties and contingencies on the projections will generally be greater on projections that cover periods further in the future from when the projections were prepared. Accordingly, the assumptions made in preparing the projections might not prove accurate, and actual results might differ materially. In addition, the projections do not take into account any of the transactions contemplated by the merger agreement, including the merger and associated expenses, or CSR’s or Zoran’s compliance with their respective covenants under the merger agreement, all of which might also cause CSR’s or Zoran’s actual results to differ materially.

For these reasons, the inclusion of projections in this proxy statement/prospectus should not be regarded as an indication that the projections will be an accurate prediction of future events whether or not the merger is completed, and they should not be relied on as such. Zoran and no other person has made, or makes, any representation regarding these projections, and Zoran and no other person intends, nor undertakes any obligation, to update or otherwise revise the projections to reflect circumstances existing after the date they were prepared, or to reflect the occurrences of future events, even if any or all of the assumptions are shown to be inaccurate. You are cautioned not to rely on this information in making a decision whether to vote in favor of the adoption of the merger agreement.

Interests of Directors and Officers of Zoran in the Merger

Certain executive officers and directors of Zoran have interests in the merger agreement and the merger that are different from or in addition to the interests of Zoran’s stockholders generally. The board of directors of Zoran was aware of and considered these interests when it considered and approved the merger agreement and the merger. Information is set forth below about severance and other benefits that may become available to Zoran’s executive officers if their employment with Zoran is terminated in connection with the merger, but as of the date of this proxy statement/prospectus it has not been determined whether they will remain employed by Zoran or CSR after the merger.

Change-in-Control Agreements

Zoran maintains an Executive Retention and Severance Plan (the “Retention Plan”) that provides for certain benefits for Zoran’s executive officers and certain key employees in connection with a change in control of Zoran. The merger would constitute a change in control under the Retention Plan.

The Retention Plan provides for the payment of severance benefits to a participant who, within 18 months after the merger, is terminated without cause or resigns as a result of good reason. Upon such termination, the participant would be entitled to a lump sum payment in an amount equal to the aggregate amount of his base salary and annual bonus for a period of 36 months in the case of the chief executive officer and 18 months in the case of other executive officers. For these purposes, the annual bonus amount would equal the greatest of

•	the participant’s aggregate bonus for the fiscal year immediately preceding the fiscal year of the change in control,

•	the participant’s aggregate bonus for the fiscal year immediately preceding the fiscal year of the participant’s termination of employment, or

•	the participant’s aggregate target bonus (assuming attainment of 100% of all applicable performance goals) for the fiscal year of the participant’s termination.

Zoran would also provide health (including medical and dental) benefits to the participant and his or her dependents and life insurance benefits to the participant, for 36 months in the case of the chief executive officer and 18 months in the case of other executive officers, at the same premium cost to the participant and coverage levels in effect at the time of termination. In addition, the participant’s outstanding equity awards will become fully vested and, in the case of stock options and stock appreciation rights, will generally remain exercisable for a period of one year after such termination. Zoran is also obligated to indemnify the participant for claims or actions arising out of the participant’s services to Zoran and would maintain directors’ and officers’ liability insurance for six years following the date of the participant’s termination. If the benefits described above or otherwise received by a participant in connection with a change in control would cause the participant to be subject to any excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, or the Code, the payments under the Retention Plan would be automatically reduced if such reduction would result in a greater after-tax benefits to the participant.

Cause for termination would include certain acts by the participant of fraud, embezzlement or dishonesty, unauthorized use or disclosure of confidential information or trade secrets, or intentional misconduct adversely affecting Zoran’s business. Good reason for an executive’s resignation would generally include a reduction in duties, salary, target bonus or benefits, or a relocation of more than 30 miles, in each case without the participant’s consent.

Other Termination Agreements

In December 1997, Zoran issued an offer letter to Karl Schneider, pursuant to which, if Mr. Schneider’s employment with Zoran is terminated, either by Zoran or Mr. Schneider, for a reason other than “cause,” as such term is defined in the offer letter, the other party to the letter is entitled to three months’ notice. However, if Mr. Schneider accepts an offer of employment from another company while still employed with Zoran, Mr. Schneider must notify Zoran within 12 hours of acceptance of such offer, and Zoran may terminate Mr. Schneider’s employment without providing advance notice.

Managers’ Insurance Fund

Zoran makes contributions on behalf of all of its full time Israeli employees to a fund known as Managers’ Insurance. Dr. Shenberg, who is resident in Israel, is a beneficiary of this fund. This fund provides a combination of retirement plan, insurance and severance pay benefits to the employee, giving the employee or his or her estate payments upon retirement, disability or death and securing the severance pay, if the employee is legally entitled to any, due upon termination of employment. Each full-time employee of Zoran in Israel is entitled to participate in the plan, and each employee who participates contributes an amount equal to 5% of his or her salary to the retirement plan and Zoran contributes between 13.33% and 15.83% of the employee’s salary (consisting of 5% to the retirement plan, 8.33% to secure severance payments and up to 2.5% for disability insurance). Under the retirement plan component of the Managers’ Insurance, all of Zoran’s contributions and the contributions made by the employee are immediately vested and non-forfeitable upon contribution to the Managers’ Insurance fund.

The following table presents the dollar value of the cash severance benefits payable to Zoran’s executive officers in the event of their termination without cause or resignation with good reason within 18 months following a change in control, assuming that termination takes place on June 30, 2011.

Name and Position	Cash Severance (Salary and Bonus)	Continued Welfare Benefits	Cash Severance under Managers’ Insurance Fund	Acceleration of Equity Awards(1)	Total
Levy Gerzberg, Ph.D.	$2,520,000	$131,462	$—	$331,485	$2,982,947
President, Chief Executive Officer and Director
Karl Schneider	$692,580	$59,866	$—	$93,563	$846,009
Senior Vice President, Finance and Chief Financial Officer
Isaac Shenberg, Ph.D.(2)	$646,091	$13,159	$527,418	$86,528	$1,273,196
Senior Vice President, Corporate Marketing and Business Development

(1)	Represents the intrinsic value of the unvested portions of the executive’s options that would accelerate pursuant to the Retention Plan upon a termination without cause or a termination for good reason during the 18-month period following a change in control. This value is calculated by multiplying the amount (if any) by which $10.47 (the closing price of common stock on April 8, 2011) exceeds the exercise price of the option by the number of shares subject to the accelerated portion of the option.
(2)	Dollar value calculated based on the ILS/USD exchange rate of 3.4359, which was the exchange rate at 9:00 a.m. Eastern time on April 8, 2011.

Treatment of Stock Options and Restricted Stock Units

The merger agreement provides that all of the outstanding stock options and RSUs granted by Zoran, including those held by Zoran’s directors and executive officers, will be assumed by CSR and converted into stock options and RSUs for CSR ADSs. The converted stock options and RSUs will be subject to the same terms and conditions in effect for the outstanding stock options and RSUs prior to the merger. The exercise price and number of CSR ADSs underlying the stock options and the number of CSR ADSs subject to the RSUs will be adjusted according to the exchange ratio.

As discussed above under “—Change in Control Agreements,” outstanding equity awards held by Zoran’s executive officers and certain key employees who participate in the Retention Plan will become fully vested and, in the case of stock options, will generally remain exercisable for a period of one year if the executive officer or key employee is terminated without cause or resigns as a result of good reason within 18 months after the merger. In the case of options granted to Dr. Gerzberg, the vested portion of the option will remain exercisable for the remainder of its term (or, if earlier, the date Dr. Gerzberg accepts a senior executive position with another company) if Dr. Gerzberg’s continuous service as a member of Zoran’s board of directors, or a successor to or parent of Zoran, including CSR, is terminated as a result of his retirement. (For these purposes, “continuous service” is as defined in the relevant option plan underlying the option and “retirement” is defined as either Dr. Gerzberg’s voluntary resignation from the Zoran board (or, after the merger, the CSR board of directors) or the expiration of his term as a director on the Zoran board (or, after the merger, the CSR board of directors) after he has declined to stand for re-election.)

Under the terms of the Zoran Corporation 2005 Outside Directors Equity Plan, any outstanding and unvested stock options awarded to Zoran’s outside directors under the plan will become immediately exercisable in full upon the consummation of the merger. In addition, under the terms of each non-employee director’s stock option agreement, if the director has served continuously on the Zoran board for at least two years and the director’s service is terminated as a result of his retirement, the vested and unexercised portion of the option will remain exercisable until the option’s original expiration date. (For these purposes, “service” is as defined in the relevant option plan underlying the option and “retirement” is defined as the director’s voluntary resignation from the Zoran board (or, after the merger, the CSR board of directors) or the expiration of his term as a director on the Zoran board (or, after the merger, the CSR board of directors) after he has declined to stand for re-election.) The table below sets forth for Zoran’s outside directors on April 8, 2011 and on February 20, 2011 (the date that Zoran’s board approved and declared advisable the merger and the merger agreement) the number of shares of Zoran common stock underlying unvested stock options with exercise prices below the market price of Zoran common stock on April 8, 2011, the weighted average exercise price of such options and the value of such options based on the differences between the exercise prices and the market price of Zoran common stock on April 8, 2011.

Name	Shares Underlying Unvested Stock Options	Weighted Average Exercise Price	Total Amount Realizable in Connection with Acceleration
Uzia Galil(1)(2)	0	—	—
Raymond A. Burgess	15,000	$10.15	$4,800.00
Jon S. Castor(1)(3)	30,000	$11.03	$0
Dale Fuller(1)(3)	30,000	$11.03	$0
James D. Meindl, Ph.D.(1)(2)	0	—	—
James B. Owens, Jr.	15,000	$10.15	$4,800.00
Jeffrey C. Smith(1)(3)	30,000	$11.03	$0
Arthur B. Stabenow	15,000	$10.15	$4,800.00
Philip M. Young(1)(2)	0	—	—

(1)	On March 3, 2011, Ramius Value and Opportunity Master Fund Ltd (“Ramius”) delivered the requisite consents to elect three new independent directors to Zoran’s board of directors in substitution for three of Zoran’s then-current independent Board members. Mr. Galil, Dr. Meindl and Mr. Young, the three longest-serving Board members, were replaced by Messrs. Castor, Fuller and Smith.
(2)	The unvested portion of the outstanding options held by each of Mr. Galil, Dr. Meindl and Mr. Young terminated immediately upon his termination of service. The vested portions of the options will remain exercisable until the earlier of three months following the date of the holder’s termination and the expiration dates of the options. Because his unvested options have terminated and his vested options will have expired before the closing of the merger, Mr. Galil, Dr. Meindl and Mr. Young each will not realize any amounts from the closing of the merger from the options he held on February 20, 2011 or on April 8, 2011.
(3)	In connection with Ramius’ delivery of the requisite consents to elect Messrs. Castor, Fuller and Smith as directors to Zoran’s board of directors, in accordance with Zoran’s corporate governance guidelines, each of them received 30,000 options with a strike price of $11.03 per share, the closing price of Zoran’s common stock on March 3, 2011, that will vest in four years in equal installments from the date of issuance.

Continued Employment

CSR and certain of Zoran’s executive officers are currently in discussions regarding the potential roles of such executive officers with CSR after the merger. To date there has been no agreement between CSR and Zoran’s executive officers regarding their roles with CSR after the merger, the length of their anticipated tenure with CSR, or their compensation.

Composition of CSR’s Board of Directors after the Consummation of the Merger

The merger agreement provides that, effective as of the effective time, CSR will appoint to its board of directors Dr. Gerzberg as a non-executive director, and will propose, for consideration by CSR’s board of directors, one other designee of Zoran who is an independent director and approved by CSR’s nominating committee. CSR intends to enter into letters of appointment with Dr. Gerzberg and the other Zoran designee, but no specific arrangements have been made to date, other than CSR’s intention to extend indemnity rights to Dr. Gerzberg and the other Zoran designee that are substantially similar to those offered to members of CSR’s existing board of directors. The other members of CSR’s board of directors at the effective time of the merger will remain the same.

Indemnification and Insurance

The merger agreement provides that, following the consummation of the merger, all rights to indemnification, advancement of expenses and exculpation existing on the date of the merger agreement in favor of any present or former director or officer of Zoran or any of its subsidiaries will survive the merger. CSR has agreed not to amend, repeal or otherwise modify the provisions in Zoran’s organizational documents, any organizational documents of any of its subsidiaries or any agreement providing for indemnification advancement of expenses and exculpation in any manner that would adversely affect the rights thereunder of any such individual.

CSR has agreed to indemnify all present or former directors or officers of Zoran or any of its subsidiaries to the fullest extent permitted by applicable laws with respect to all claims arising from the fact of being a director or officer of Zoran or any of its subsidiaries prior to the completion of the merger or from acts and omissions arising out of or relating to their services as directors or officers of Zoran or its subsidiaries prior to completion of the merger. CSR has agreed to pay as incurred any such indemnified person’s legal fees, costs and expenses incurred in connection with such legal action, subject to CSR’s receipt of an undertaking from such person to repay such legal fees, costs and expenses if it is ultimately determined under applicable laws that such person is not entitled to be indemnified.

The merger agreement provides that CSR shall maintain, for at least seven years following the completion of the merger, policies of directors’ and officers’ liability insurance of at least the same coverage and amounts, containing terms and conditions no less advantageous to the individuals covered by these policies than those in effect on the date of the merger agreement, except that CSR will not be required to pay an annual premium for these policies in excess of $744,000. The merger agreement also provides that Zoran or CSR may obtain one or more seven-year prepaid “tail” insurance policies in lieu of the policies of directors’ and officers’ liability insurance currently maintained by Zoran providing the same coverage and amounts and terms and conditions as Zoran’s current policies. If either Zoran or CSR obtains such “tail” insurance, CSR will not be required to otherwise maintain replacement directors’ and officers’ liability insurance for the individuals covered by Zoran’s current directors’ and officers’ liability insurance policies.

Additional Equity Awards

Under the merger agreement, Zoran is permitted to pay up to $1,000,000 in retention bonuses to participants in the Retention Plan and grant new options for up to 1,800,000 shares and new RSUs for up to 800,000 shares of Zoran’s common stock. Such equity awards and bonuses may be granted or awarded to Zoran’s directors and executive officers. To date Zoran has not determined whether to make any such permitted grants or awards to its directors or executive officers.

Board of Directors and Management of CSR Following the Consummation of the Merger

Upon the consummation of the merger, CSR’s board of directors will be expanded by the appointment of Dr. Levy Gerzberg (age 66) as a non-executive director. Zoran will also propose, for consideration by CSR’s board of directors, one independent non-executive director to join CSR’s board of directors. The CSR Board will continue to be chaired by Ron Mackintosh, and the Combined Company will be headed by CSR’s CEO Joep van Beurden. Will Gardiner will continue as CFO. It is anticipated that certain other members of Zoran’s senior management may have management roles with the Combined Company, but no agreements have been entered into in this regard to date and CSR is under no obligation to do so.

In determining to offer Dr. Levy Gerzberg a position as a non-executive director of CSR, the board of directors of CSR considered that his knowledge and experience in the management of Zoran and his extensive understanding of the industries in which Zoran operates will be beneficial not only to the integration of CSR and Zoran, but also to the development of the business of the Combined Company going forward. Dr. Gerzberg was a co-founder of Zoran in 1981 and has served as Zoran’s President and Chief Executive Officer since 1988 and as a director since 1981. Dr. Gerzberg also served as Zoran’s President from 1981 to 1984 and as Zoran’s Executive Vice President and Chief Technical Officer from 1985 to 1988. Prior to co-founding Zoran, Dr. Gerzberg was Associate Director of Stanford University’s Electronics Laboratory.

Zoran Compensation of the Proposed Director

The aggregate compensation details of Dr. Gerzberg, in his role as President, Chief Executive Officer and Director of Zoran, for Zoran’s last financial year, are set out below:

2010
Salary	$420,000
Income from exercised options	—
Matching contributions 401(k) plan	2,594

Total	$422,594

An analysis of Dr. Gerzberg’s compensation relating to his salary and fees, bonus, pension and other benefits, for Zoran’s last financial year is shown below:

	Fees/basic salary	Benefits- in-kind	Bonuses	Other Compensation	2010 total
Levy Gerzberg, Ph.D.	$420,000	$984,996	—	$2,594	$1,407,590

2010 Grants of Plan-Based Awards

The following table provides certain information concerning grants of options to purchase Zoran common stock made to Dr. Gerzberg during the year ended December 31, 2010. The table also provides information with regard to cash bonuses awarded for 2010 under Zoran’s performance-based, non-equity incentive plan to Dr. Gerzberg.

			Estimated Potential Payouts Under Non-Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards(3)
Name	Grant Date	Approval Date(1)	Threshold ($)	Target ($)	Maximum ($)
Levy Gerzberg, Ph.D.	N/A	N/A	$318,480	$398,100	$477,720	—	—	—	—
	4/28/2010	4/20/2010	—	—	—	—	200,500	$9.86	$984,996

(1)	On April 20, 2010, Zoran’s Compensation Committee approved option grants to Zoran’s named executive officers, at an option exercise price per share equal to the closing price of Zoran’s common stock on the second trading day after announcement of Zoran’s final financial results for the quarter ended March 31, 2010 (which was April 28, 2010).
(2)	These columns reflect the threshold, target and maximum amounts for Dr. Gerzberg’s bonus opportunity for 2010.
(3)	The amounts reported in this column reflect the fair value of these awards on the grant date as determined under the principles used to calculate the value of equity awards.

Details of the Zoran options exercised by Dr. Gerzberg during Zoran’s last financial year, and details of any gains arising on the exercise of Zoran’s options during such period are shown below:

Name	Grant description	Date of exercise	Number exercised	Cost per share	Market value per share	2008 Gains on exercise
Levy Gerzberg, Ph.D.	—	—	N/A	—	—	—

Details of the options to purchase Zoran common stock held by Dr. Gerzberg as of December 31, 2010, are as follows:

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Levy Gerzberg, Ph.D.	42,375	—	$14.6900	8/9/2012	(1)
	178,125	—	$14.6900	8/9/2012	(1)
	15,572	—	$24.7800	7/15/2013	(1)
	304,679	—	$24.7800	7/15/2013	(2)
	180,000	—	$13.5900	8/19/2015	(3)
	91,667	8,333	$19.7800	4/26/2017	(3)
	76,667	38,333	$14.2100	4/23/2018	(3)
	109,374	153,125	$8.9400	4/30/2019	(3)
	—	200,500	$9.8600	4/28/2020	(3)

(1)	Option is immediately exercisable and vests over four years, with 1/48th of the shares vesting each month.
(2)	Option is immediately exercisable and vests over four years, with 25% of the shares vesting after one year and 1/48th of the shares vesting each month thereafter.
(3)	Option vests over four years, with 25% vested and exercisable after one year and 1/48th of the shares vesting each month thereafter.

Description of Non-Equity Incentive Plan Awards

Zoran uses incentive bonuses to reward performance and achievements with a time horizon of approximately one year. Zoran’s Compensation Committee generally establishes both target financial objectives and individual objectives each year, although the annual bonus for Dr. Gerzberg over the past several years has been based entirely on the achievement of Zoran’s financial goals. Zoran’s Compensation Committee has also provided in recent years that no bonuses would be paid to its executive officers unless it achieved a positive level of net income for the year.

For 2010, the Compensation Committee approved a performance-based cash bonus policy (“2010 Bonus Policy”) for Zoran’s named executive officers. The 2010 Bonus Policy was designed to reward executives for Zoran’s achievement of key financial objectives and individual achievement of more specific goals. In all cases, the bonuses were contingent upon delivering positive non-GAAP net income for 2010. Zoran’s Compensation Committee set each executive’s target bonus, expressed as a percentage of base salary, and selected the financial targets, which were revenue and non-GAAP earnings per share. Under the 2010 Bonus Policy, the bonus for Dr. Gerzberg was based entirely on Zoran’s financial performance. Zoran’s Compensation Committee also retained discretion to increase or decrease the final bonus amount awarded to the executive. In addition, the aggregate amount of the bonuses paid to Zoran’s executive officers, general managers and vice presidents may not exceed 25% of the total bonuses paid for all of our employees.

Under the 2010 Bonus Policy, Dr. Gerzberg’s target bonus was 100% of base salary. In 2010, the financial targets for bonus purposes were a revenue target of $457.4 million and a non-GAAP earnings-per-share target of $0.47. Because Zoran did not achieve positive non-GAAP net income for 2010, no bonus was paid to Dr. Gerzberg for 2010.

CSR’s Reasons for the Merger

At a meeting held on February 18, 2011, the board of directors of CSR unanimously approved the merger agreement and the merger subject to finalization of certain outstanding issues, with respect to which the board of directors of CSR appointed a subcommittee to which it delegated authority to resolve the remaining issues and approve the merger agreement as so modified.

CSR’s strategy is to provide semiconductor and software based solutions that enhance consumers’ experience in a location-aware, wire-free, connected world. There is a rapidly growing demand for devices that capture and play video and audio, are increasingly interconnected and inter-operable, are able to indicate the user’s location via GPS or other positioning systems, and are able to wirelessly connect via technologies such as Bluetooth and Wi-Fi.

Examples of such devices include smartphones, cameras with geo-tagging and wireless connections, TVs with HD video and wireless connectivity, and automobiles with GPS for navigation. Currently, manufacturers are looking for suppliers who can provide differentiated solutions in all these areas, which has been confirmed by the positive feedback on the merger given by existing and potential customers during management meetings following the announcement of the merger.

As CSR has grown, it has also enhanced its knowledge, expertise and global presence in order to meet the evolving requirements of its customers. This has been achieved by adding capabilities in areas adjacent to Bluetooth, such as GPS, through the acquisition of SiRF; Wi-Fi, which it has developed internally; and audio, which it has developed both internally and through acquisitions such as Clarity Technologies and aptX. Today, given the increasing importance of visual content, the merger represents a further important step in CSR’s strategic development, creating a global leader in wireless connectivity, location-aware products, imaging and video, and audio technology. It is expected to:

•	strengthen and diversify CSR’s business with Zoran’s complementary products, technology, expertise and attractive customer relationships;

•

create new growth opportunities by increasing CSR’s scale and addressable market, enabling the Combined Company to unlock and potentially expand the growing area of next-generation connected devices with innovative high quality audio-visual content technologies for use in the home, the office, the car, or otherwise on the move;

•	reduce the time to market for new products, while increasing the value through combining technologies and expertise; and

•	generate attractive financial results, providing strong double digit EPS accretion in 2012 before any incremental revenue synergies.

In reaching its decision to approve the merger, CSR’s board of directors consulted with CSR’s management, as well as its outside advisors, and considered a number of factors. The material factors they considered are summarized below. The below discussion of the factors considered by CSR’s board of directors is not intended to be exhaustive, but includes the material factors considered by CSR’s board of directors.

Strengthen CSR’s existing business

CSR’s board of directors believed that the merger would strengthen CSR’s existing business and concluded that the merger would boost CSR’s existing business commencing in the near-term, as described below:

Zoran’s image and video capture and display technology complements CSR’s suite of connectivity, audio and location-aware products. By combining products and expertise, the portfolio of solutions available to the customers of both companies is expected to be enhanced, while costs to market are reduced. For example:

•

Connected and location-aware cameras are already an exciting near-term reality. CSR has GPS and Wi-Fi solutions for the camera market and these can be combined with Zoran’s proprietary camera-on-a-chip (COACH) platform, enabling the software and RF (Radio Frequency) design for these solutions to be pre-integrated, so improving time to market.

•

The wireless connected home is a rapidly developing area in consumer electronics. CSR has Wi-Fi, Audio and Bluetooth chips, which it promotes into home entertainment markets. With the addition of Zoran’s digital television (DTV) and set-top box platforms, CSR’s system knowledge and routes to market will be expanded. This significantly improves the opportunity to win business in the “connected TV” and home entertainment arena, including Wi-Fi in TV and set-top boxes, wireless surround sound, Bluetooth low energy remote controls and Bluetooth low energy 3D glasses.

•

CSR has strong relationships with mobile phone manufacturers, to whom it supplies Bluetooth, Wi-Fi and GPS solutions. They are increasingly building devices with camera and video functionality, which are expected to become progressively more connected via wireless to printers, computers, DTVs and other devices. As a result, the merger enhances the prospects of selling Zoran’s video and imaging technology alongside CSR’s connectivity and location solutions.

Both companies mutually serve many global customers and the merger will increase CSR’s relevance with key consumer electronics companies. With 80 per cent of pro forma revenue coming from markets where the Combined Company has a market leading position, it will be better able to leverage its extended product and technology portfolio.

The addition of Zoran’s intellectual property rights significantly expands CSR’s intellectual property rights portfolio, which is expected to increase the Combined Company’s ability to compete in the global semiconductor market.

The merger significantly increases the scale of CSR’s business, creating a top ten fabless semiconductor company. This will lead to improved supply chain efficiency, enhanced purchasing power and cross-fertilization of manufacturing techniques, enabling CSR to provide products with an improved margin.

The merger broadens the scope of CSR’s markets and business model, increasing diversity by both market and technology, while adding major software components to CSR’s existing product portfolio.

Create new growth opportunities

CSR’s board of directors believed that combining CSR’s and Zoran’s technology, commercial relationships and employees are expected to increase incremental growth as well as improve profitability. More specifically, CSR’s board of directors believed that:

•

There is an ever increasing prevalence of media-rich technology being delivered to consumer electronic devices, which requires enhanced connectivity, audio and image/video quality. CSR is an innovator in wireless, audio and locations systems, while Zoran has a strong track record in the development of video and imaging technology. For example, in the digital still camera segment (DSC), Zoran has a leading market share while CSR enjoys significant traction with its SiRFStar4e product for geo-tagging, enabling the Combined Company to build on that strength as DSCs become more connected and location-aware.

•

The merger will create greater strategic relationships with key customers. The richer technology portfolio resulting from the merger will deliver a product range better suited to customers’ requirements, allowing them to increasingly differentiate their products to consumers. In addition, combining technologies will simplify R&D challenges and support a faster time to market for our customers’ products and reduce their associated execution requirements, risk and costs.

•

Together, the companies will have a world-class team in research, development, marketing, sales and manufacturing. The Combined Company will draw upon a global talent pool that has been assembled over many years and is at the forefront of innovation in wireless connectivity, location-aware products, audio, imaging and video technology. This will further enhance its capability to win in current, as well as future growth markets.

•

Both companies will have greater access to a range of technologies and capabilities, enabling the Combined Company to develop products and solutions more efficiently. By designing and specifying integrated products within one company, the Combined Company should be able to bring products more quickly to market, while reducing its development costs and simplifying its manufacturing procedures. A quicker time to market, lower developmental costs and a wider and deeper engagement with customers, while meeting their preference for fewer, bigger suppliers should result in it capturing a greater proportion of the final product value.

Generate attractive financial results

CSR’s board of directors expects the merger to generate attractive financial results, as described below:

•	significantly enhancing the Combined Company’s earnings, growth and gross margin profile;

•	accelerating revenue from platform products towards CSR’s goal of deriving 50% of its revenues from this product area; and

•	increasing diversification across technologies, market segments and customers.

CSR also believes that cost synergies at an annual rate of $50 million can be implemented by the end of 2011. One-off charges relating to overall integration and realization of cost synergies are expected to total approximately $50 million. These synergies are expected to be achievable while continuing investment in the technology pipeline of the Combined Company. The targeted synergies are expected to result from, among other things, gross margin improvements and cost savings through reduced sales and marketing, as well as overhead costs. These synergies are in addition to the ongoing cost savings at Zoran.

Importantly, taking into account the impact of the $240 million share buyback and the expected cost synergies, as well as the ongoing cost savings at Zoran, the merger is expected to provide strong double digit EPS accretion in 2012 before any incremental revenue synergies.

CSR also considered a variety of other factors and risks concerning the merger, including the following:

•	the exchange ratio for the combination;

•

the execution by CSR of its long-term strategic objectives and the contribution that Zoran, its employees, experience, technology and intellectual property may provide in implementing part of these objectives;

•	the financial and operating performance and condition and long-term prospects of Zoran, CSR and the Combined Company;

•	current industry developments, including continuing consolidation;

•	the terms and conditions of the merger agreement;

•	the potential problems inherent in effecting an international combination of two organizations which may divert attention from the ongoing business of the Combined Company;

•	the possibility that Zoran stockholders will not vote in favor of adopting the merger agreement;

•	the risk that key employees of Zoran or CSR may not remain with the Combined Company after the merger;

•	the risk that the Combined Company may lose customers as a result of the transaction or otherwise;

•	the risk of existing litigation involving Zoran having material adverse consequences;

•	the rationale for proceeding with any such transaction;

•	the alternatives available to CSR, including the option of not proceeding with any such transaction;

•	the effects of the merger in the short term, and the potential resulting sales of CSR ADSs by some Zoran stockholders, on the market price of CSR ADSs; and

•	the risks and uncertainties associated with integrating geographically dispersed businesses.

The foregoing discussion of the factors considered by CSR’s board of directors is not intended to be exhaustive, but includes the material factors considered by CSR’s board of directors. In view of the wide variety of factors considered by CSR’s board of directors in connection with its evaluation of the merger and the complexity of these matters, CSR’s board of directors did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. CSR’s board of directors conducted discussions of the factors described above, including asking questions of CSR’s management and CSR’s outside advisors. CSR’s board of directors reached a unanimous consensus that the merger would promote the success, and was in the best interests, of CSR and its shareholders as a whole. In considering the factors described above, individual members of CSR’s board of directors may have given different weights to different factors.

In determining to offer Dr. Levy Gerzberg a position as a non-executive director of CSR, the board of directors of CSR considered that his knowledge and experience in the management of Zoran and his extensive understanding of the industries in which Zoran operates will be beneficial not only to the integration of CSR and Zoran, but also to the development of the business of the Combined Company going forward. Dr. Gerzberg was a co-founder of Zoran in 1981 and has served as Zoran’s President and Chief Executive Officer since 1988 and as a director since 1981. Dr. Gerzberg also served as Zoran’s President from 1981 to 1984 and as Zoran’s Executive Vice President and Chief Technical Officer from 1985 to 1988. Prior to co-founding Zoran, Dr. Gerzberg was Associate Director of Stanford University’s Electronics Laboratory.

Government and Regulatory Filings Relating to the Merger

Under the Hart-Scott-Rodino Act and the rules promulgated under that act by the Federal Trade Commission, or FTC, the merger may not be completed until notifications have been given and information furnished to the FTC and to the Antitrust Division of the Department of Justice and the specified waiting period has been terminated or has expired. The waiting period under the Hart-Scott Rodino Act with respect to the merger was terminated early on March 24, 2011. At any time before or after completion of the merger, the FTC or the Antitrust Division could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin completion of the merger or seeking divestiture of substantial assets of Zoran or CSR.

During or after the statutory waiting periods, and even after the completion of the merger, the Antitrust Division, the FTC or other U.K., U.S. or other governmental authorities could take any action under antitrust and competition laws as it deems necessary or desirable in the public interest, including seeking to enjoin completion of the merger or seeking divestiture of substantial assets of Zoran or CSR. Moreover, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust or competition laws challenging or seeking to enjoin the merger, before or after it is completed. CSR and Zoran cannot be sure that a challenge to the merger will not be made or, if a challenge is made, that CSR and Zoran will prevail.

Neither CSR nor Zoran would however be required to agree to (i) sell, hold separate, divest, discontinue or limit, before or after the completion of the merger, any assets, businesses or interest in any assets or businesses of CSR, Zoran or any of their respective affiliates or (ii) any conditions relating to, or changes or restrictions in, the operation of any such assets or businesses which, in either case, would reasonably be expected to result in a material adverse effect on the business of CSR and Zoran, taken together, as expected to be conducted after the completion of the merger.

The change in the composition of Zoran’s Israeli subsidiary’s shareholders in connection with the merger requires under certain circumstances the approval of the Investment Center, established under the Israeli Law for the Encouragement of Capital Investment, 5719-1959, as amended, and the Chief Scientist of the Israel Ministry of Industry, Trade and Labor under the Israeli Law for Encouragement of Research and Development in the Industry Law, 5744-1984, as amended. The approvals of the Investment Center and Chief Scientist in connection with the merger are conditions to completion of the merger, and such approvals were already obtained or waived. Zoran obtained written approval from the Office of the Chief Scientist on March 9, 2011 and written waiver from the Investment Center on March 28, 2011.

Except as noted above, and the filing of a certificate of merger in Delaware at or before the effective time, neither CSR nor Zoran is aware of any material federal, state or foreign regulatory requirements or approvals required for the execution of the merger agreement or completion of the merger.

Legal Proceedings Relating to Merger

On February 23, 2011, a purported class action lawsuit was filed in Delaware Chancery Court by Judy Kauffman Goldstein, an alleged stockholder of Zoran who seeks to represent a class comprised of Zoran stockholders. The complaint in this action, referred to herein as the Goldstein complaint, names as defendants Zoran, the members of Zoran’s board of directors as of the date of the Goldstein complaint, CSR and Zeiss Merger Sub, Inc. The Goldstein complaint alleges that the director defendants breached fiduciary duties allegedly owed to Zoran and its stockholders by entering into the merger agreement with CSR that was announced on February 22, 2011; that CSR and Zeiss Merger Sub, Inc. aided and abetted the alleged breaches of fiduciary duty; and that if the merger is allowed to proceed, the stockholders will suffer damages because their shares will be acquired for less than their actual value. The plaintiff seeks an order of the Court certifying the action as a class action; rescinding the merger and/or preliminarily enjoining the defendants from consummating the merger; enjoining the defendants from taking any further action to interfere with a consent solicitation previously commenced by Ramius Value and Opportunity Master Fund Ltd., referred to herein as Ramius, and/or awarding damages, attorney’s fees and costs.

On February 25, 2011, a second purported class action was filed in the same court by Lawrence Zucker, an alleged stockholder of Zoran, who seeks to represent the same purported class. The complaint in this action, referred to herein as the Zucker complaint, names as defendants the members of Zoran’s board of directors as of the date of the complaint and Zoran. The allegations contained in the Zucker complaint are largely similar to the allegations contained in the Goldstein complaint, except that the Zucker complaint also alleges that Zoran aided and abetted alleged breaches of fiduciary duty by the director defendants; does not name CSR or Merger Sub as defendants; and does not allege that CSR or Zeiss Merger Sub, Inc. aided or abetted any alleged breaches of fiduciary duty. The plaintiff seeks similar relief to that sought in the Goldstein complaint, except that the Zucker complaint does not seek any relief with respect to the Ramius consent solicitation. On March 10, 2011, the Chancery Court consolidated the Goldstein and Zucker actions and designated the Goldstein complaint as the operative complaint in the consolidated action.

On March 29, 2011, a purported class action lawsuit was filed in California Superior Court, Santa Clara County by Clal Finance Mutual Funds Corporation, an alleged stockholder of Zoran that seeks to represent a class comprised of Zoran stockholders. The complaint in this action, referred to herein as the Clal Finance complaint, names as defendants Zoran, four members of Zoran’s board of directors, CSR and Zeiss Merger Sub, Inc. The Clal Finance complaint alleges that the director defendants breached fiduciary duties allegedly owed to Zoran and its stockholders by engaging in a flawed sale process that culminated in the merger agreement with CSR that was announced on February 20, 2011; that Zoran, CSR and Zeiss Merger Sub, Inc. aided and abetted the alleged breaches of fiduciary duty; and that if the merger is allowed to proceed, the stockholders will suffer damages because their shares will be acquired for less than their actual value. The plaintiff seeks an order of the Court certifying the action as a class action; rescinding the merger and/or preliminarily enjoining the defendants from consummating the merger; directing the director defendants to commence a sale process designed to secure the best possible consideration for Zoran stockholders; and/or awarding damages, attorneys’ fees and costs.

No Appraisal Rights

Under Section 262 of the General Corporation Law of the State of Delaware, the holders of Zoran common stock will not have appraisal rights in connection with the merger.

Accounting Treatment

CSR will account for the merger as an acquisition under IFRS No. 3 (2008), Business Combinations, as issued by the IASB. Under the acquisition method, CSR will be required to record on its consolidated balance sheet the assets and liabilities acquired at their fair values on the completion date of the merger.

THE MERGER AGREEMENT

The following discussion summarizes material provisions of the merger agreement, a complete copy of which is attached as Appendix A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus. Zoran stockholders are urged to read the merger agreement carefully and in its entirety.

The merger agreement is described in this proxy statement/prospectus only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding CSR, Zoran or their respective businesses. The representations, warranties and covenants contained in the merger agreement: (i) were made only for purposes of the merger agreement and as of the specific dates set forth therein; (ii) were solely for the benefit of the parties to the merger agreement; (iii) are subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts; and (iv) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of CSR, Zoran or Zeiss Merger Sub, Inc., or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by CSR and Zoran. Accordingly, you should not rely on the representations, warranties and covenants in the merger agreement as characterizations of the actual state of facts about CSR or Zoran, and you should read the information provided elsewhere in this proxy statement/prospectus for information regarding CSR and Zoran and their respective businesses. See “Where You Can Find More Information.”

Terms of the Merger; Merger Consideration

Each of Zoran’s board of directors and CSR’s board of directors has approved the merger agreement, which provides for the merger of Zeiss Merger Sub, Inc., a wholly owned subsidiary of CSR, with and into Zoran. Zoran will be the surviving corporation in the merger and will become a wholly owned subsidiary of CSR. Each share of Zoran common stock issued and outstanding immediately prior to the completion of the merger, except for specified shares of Zoran common stock held by CSR, Zoran or their respective wholly owned subsidiaries, will be converted into the right to receive 0.4625 of a CSR ADS, which is equivalent to 1.85 CSR ordinary shares. If the number of CSR ADSs or shares of Zoran common stock changes before the merger is completed because of a share dividend or other distribution payable in CSR ordinary shares, CSR ADSs or Zoran common stock or because of a share or stock split, reverse share or stock split, reclassification, combination or other similar change, then an equitable adjustment will be made to the number of CSR ordinary shares into which each share of Zoran common stock will be converted.

CSR will not issue any fractional CSR ADSs in the merger. Instead, Zoran stockholders will receive cash (without interest) for any fractional CSR ADSs that they might otherwise receive in the merger. The amount of the cash payment to each Zoran stockholder will either (a) represent a proportionate interest in the net proceeds from the sale on The NASDAQ Stock Market of the aggregate of the fractional CSR ADSs that would otherwise have been issued as merger consideration or (b) be paid by CSR based on the closing price of a CSR ADS on The NASDAQ Stock Market on the first business day following the date the merger becomes effective.

At the effective time of the merger, Zoran’s certificate of incorporation will be amended and restated in the form attached to the merger agreement, and will be the certificate of incorporation of the surviving corporation after completion of the merger.

Treatment of Zoran Stock Options and Other Equity-Based Awards

Each outstanding and unexercised option to acquire Zoran common stock granted under Zoran’s stock incentive plans will be assumed by CSR and converted automatically at the effective time of the merger into an option to purchase CSR ADSs subject to and in accordance with the prevailing terms of the Zoran stock incentive plan and related grant agreement under which it was granted, except that:

•

the number of CSR ADSs subject to each converted CSR option will be equal to the product of the number of shares of Zoran common stock previously subject to the Zoran stock option and 0.4625, rounded down to the nearest whole share;

•

the exercise price per CSR ADSs subject to each converted CSR option will be equal to the exercise price for each share of Zoran common stock previously subject to the Zoran stock option divided by 0.4625, rounded up to the nearest cent;

RSUs in respect of Zoran common stock outstanding immediately prior to the merger will be assumed by CSR and converted automatically at the effective time of the merger into RSUs in respect of CSR ADSs (taking into account any prevailing vesting requirements and deferral provisions in place under the applicable Zoran stock incentive plan and related grant agreement). The number of CSR ADSs subject to each converted CSR RSU will be equal to the product of the number of shares of Zoran common stock previously subject to the Zoran RSU and 0.4625, rounded to the nearest whole share.

Each converted CSR stock option and each converted CSR RSU will generally be subject to the same terms and conditions set forth in the applicable Zoran stock incentive plan and related grant agreement.

The Zoran employee stock purchase plan will be terminated immediately prior to the effective time of the merger. Each outstanding right to purchase shares of Zoran common stock under any outstanding offering period as of the date of the merger agreement under the Zoran employee stock purchase plan will terminate at least one day prior to the effective time of the merger. Upon that termination, Zoran may permit each participant in the Zoran employee stock purchase plan to purchase as many whole shares of Zoran common stock as the balance of the participant’s account will allow, at the price determined under the Zoran employee stock purchase plan for each such outstanding offering period, and any amounts remaining in any participant’s account at the effective time of the merger will be refunded to the participant.

Closing and Effective Time of the Merger

The parties are obligated to consummate the merger only if all of the conditions to the merger (described below under “The Merger Agreement—Conditions to the Closing of the Merger”) are either satisfied or waived.

The merger will become effective when a certificate of merger is filed with the Secretary of State of the State of Delaware. In the merger agreement, CSR and Zoran have agreed to cause the closing of the merger to occur on the second business day following the satisfaction or waiver of the last of the conditions specified in the merger agreement (other than those conditions which by their nature are to be satisfied on the date the merger is to be consummated), or on another mutually agreed date. It currently is anticipated that the effective time of the merger will occur during the second quarter of 2011.

Conversion of Shares; Exchange of Certificates

The conversion of each share of Zoran common stock into CSR ADSs, as described above under “The Merger Agreement—Terms of the Merger; Merger Consideration,” will occur automatically at the completion of the merger. Before the consummation of the merger, CSR will engage an exchange agent reasonably acceptable to Zoran to handle the exchange of Zoran common stock certificates for the merger consideration and to perform other duties as outlined in the merger agreement.

Letter of Transmittal

Promptly after the consummation of the merger (and in any event within 10 business days), the exchange agent will send a transmittal letter to each person who held shares of Zoran common stock at the effective time of the merger. This mailing will contain instructions on how to surrender Zoran common stock certificates or book-entry shares in exchange for statements indicating book-entry ownership of CSR ADSs and a check in the amount of cash to be paid instead of fractional ADSs. However, if a holder of a Zoran stock certificate or Zoran book-entry shares makes a special request, CSR will issue to the requesting holder a physical CSR American depositary receipt in lieu of book-entry shares. When you deliver your Zoran stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your Zoran stock certificates will be cancelled and you will receive statements indicating book-entry ownership of CSR ADSs, or, if requested, a physical CSR American depositary receipt representing the number of CSR ADSs to which you are entitled under the merger agreement. You also will receive a cash payment for any fractional CSR ADSs that you would otherwise have been entitled to as a result of the merger.

You should not submit your Zoran stock certificates for exchange until you receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

If a certificate for Zoran common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of an affidavit from the stockholder attesting to that loss, theft or destruction.

After the consummation of the merger, there will be no further transfers on the stock transfer books of Zoran (except as required to settle trades executed prior to completion of the merger).

No Appraisal Rights

Under Section 262 of the General Corporation Law of the State of Delaware, the holders of Zoran common stock will not have appraisal rights in connection with the merger.

Withholding

CSR, Zoran and the exchange agent will be entitled to deduct and withhold the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If CSR, Zoran or the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

Dividends and Distributions

While CSR has not historically paid regular dividends or other distributions, the CSR board of directors has announced its intention to pay CSR’s first dividend of £0.04 ($[            ], based on the exchange rate on [            ], 2011) per share in respect of the 2010 financial year, representing two-thirds of a notional £0.06 ($[            ], based on the exchange rate on [            ], 2011) full year dividend that would have been paid if CSR had commenced payment of dividends sooner. It is the CSR board of directors’ intention to follow a progressive dividend policy that reflects the underlying growth prospects of CSR, as well as the long term outlook for growth in earnings per share and group cash flow. The CSR board of directors intends to pay dividends on a semi-annual basis.

Subject to CSR shareholder approval at the CSR annual general meeting to be held on May 18, 2011, the dividend will be paid on June 3, 2011 to CSR shareholders of record on May 13, 2011. Because the merger will not occur prior to May 13, 2011, Zoran stockholders will not participate in the dividend in respect of the shares they will receive in the merger. If any dividend or other distribution is declared after the merger is completed with respect to CSR ADSs into which shares of Zoran common stock have been converted, until Zoran common stock certificates have been surrendered for exchange (or Zoran book-entry shares have been properly transferred), the dividend or distribution will accrue but will not be paid. CSR will pay, or cause the depositary to pay, any unpaid dividends or other distributions, without interest, to former Zoran stockholders only after they have duly surrendered their Zoran stock certificates.

Zoran does not pay regular dividends or other distributions.

Representations and Warranties of CSR and Zoran to Each Other

The merger agreement contains representations and warranties made by Zoran and CSR to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the merger agreement are qualified by information in confidential disclosure letters provided by the parties to each other in connection with the signing of the merger agreement. While Zoran does not believe that these disclosure letters contain information that the securities laws require the parties to publicly disclose, other than information that has already been so disclosed, they do contain information that modifies, qualifies and creates exceptions to the representations and warranties of the parties set forth in the merger agreement. You should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about Zoran or CSR, since they were only made as of the date of the merger agreement and are modified in important part by the underlying disclosure letters. Moreover, certain representations and warranties in the merger agreement were used for the purpose of allocating risk between Zoran and CSR rather than establishing matters as facts. Finally, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in the companies’ public disclosures.

The merger agreement contains customary representations and warranties made by CSR and Zoran relating to their respective businesses regarding, among other things:

•	corporate matters, including organization and power to conduct its business, foreign qualifications, corporate authorizations, enforceability, organizational documents and subsidiaries;

•

authority relative to execution, delivery and performance of the merger agreement by Zoran and the absence of contraventions or conflicts with Zoran’s organizational documents as a result of the merger;

•	required governmental authorizations;

•	capitalization;

•	options, stock-based awards and warrants;

•	the timely filing of reports with governmental entities;

•	financial statements, internal controls and accounting;

•	liabilities;

•	the absence of material adverse changes;

•	legal proceedings;

•	business contracts;

•	employee benefit plans and labor relations;

•	taxes and tax treatment of the merger;

•	environmental matters;

•	intellectual property and real and personal property;

•	required permits and compliance with applicable laws;

•	unlawful payments;

•	insurance;

•	broker, finder and investment banker fees payable in connection with the merger; and

•	information supplied for inclusion in this proxy statement/prospectus and other similar documents.

The representations and warranties in the merger agreement do not survive the effective time of the merger.

Zoran’s representations and warranties are qualified by the information included in (a) Zoran’s confidential disclosure letter delivered to CSR as the date of the merger agreement and (b) Zoran’s public reports filed with the SEC on or after January 1, 2008 and prior to February 18, 2011, excluding any risk factor or forward-looking statement disclosure in such reports and excluding any information in Zoran’s 2010 unaudited condensed financial statements included in Zoran’s current report on Form 8-K furnished to the SEC on February 3, 2011.

CSR’s representations and warranties are qualified by the information included in (a) CSR’s confidential disclosure letter delivered to Zoran on the date of the merger agreement and (b) CSR’s circulars, notices, prospectuses, resolutions, reports and other documents to which the listing rules, disclosure rules and transparency rules and/or the prospectus rules made by the U.K. Listing Authority apply, and CSR’s public reports filed with the SEC, in each case filed, issued or otherwise made publicly available after January 1, 2008 and prior to February 18, 2011, excluding any risk factor or forward looking statement disclosure in such reports and excluding any information in the audited consolidated financial statements of CSR and its consolidated subsidiaries for the period ended January 1, 2011.

Restrictions on Zoran’s Business Pending the Merger

Under the merger agreement, Zoran has agreed that, from the date of the merger agreement until the consummation of the merger, it will conduct its business in the ordinary course consistent with past practice and use commercially reasonable efforts to maintain and preserve intact its business organization, to retain the services of its current officers and key employees, and to preserve the goodwill of its customers, suppliers and others with whom it has business relationships.

In particular, Zoran has agreed on behalf of itself and its subsidiaries to certain restrictions in its and their ability to, among other things:

•	amend its organizational documents;

•	declare or pay any dividends and distributions on its capital stock;

•	make adjustments to its capital stock;

•	acquire its own capital stock or grant rights to acquire its capital stock;

•	issue shares other than pursuant to existing option and equity incentive plans;

•	enter into voting agreements regarding its capital stock;

•

increase or pay compensation and benefits not required by any existing plan or arrangement, except as consistent with past practice, or grant severance or termination pay, to its directors, officers and employees other than pursuant to existing plans;

•	establish or accelerate rights under any benefit plans;

•	make acquisitions;

•	sell, license or transfer assets other than in the ordinary course of business;

•	enter into, terminate or amend certain material contracts other than, in certain cases, in the ordinary course of business;

•	incur indebtedness on behalf of itself or any other person other than in the ordinary course of business;

•	make loans to or investments in other persons other than in the ordinary course of business;

•	make loans to its directors or officers;

•	make capital expenditures in excess of Zoran’s actual capital expenditures in 2010;

•	change its accounting policies or procedures other than as required by U.S. GAAP;

•	settle litigation; or

•	take certain actions with respect to its intellectual property.

These restrictions, which are subject to various exceptions and qualifications agreed by CSR and Zoran, are described in more detail in the merger agreement. Among the exceptions to the restrictions described above include an agreement that Zoran may issue (i) Zoran stock options in respect of 1,800,000 shares of Zoran common stock and (ii) Zoran RSUs in respect of up to 800,000 shares of Zoran common stock. In addition, some of the restrictions on Zoran’s business are qualified by confidential disclosures made by Zoran to CSR.

Restrictions on CSR’s Business Pending the Merger

Under the merger agreement, CSR has agreed that, from the date of the merger agreement until the consummation of the merger, it will use commercially reasonable efforts to maintain and preserve intact its business organization, to retain the services of its current officers and key employees, and to preserve the good will of its customers, suppliers and others with whom it has business relationships and refrain from taking any action that would reasonably be expected to materially diminish the value of its business.

In particular, CSR has agreed on behalf of itself and its subsidiaries to certain restrictions in its and their ability to:

•	amend its articles of association;

•	declare dividends and distributions on its share capital;

•	make adjustments to its share capital;

•	acquire its own share capital or grant rights to acquire its share capital;

•	issue shares other than pursuant to the existing share option plans;

•	enter into voting agreements regarding its share capital;

•

increase or pay compensation and benefits other than pursuant to existing plans or arrangements, or grant severance or termination pay, to its directors, officers and employees other than pursuant to existing policies;

•	establish or accelerate rights under its benefit plans;

•	make acquisitions that would prevent, impede or delay the merger; and

•	sell, license or transfer assets to the extent such action would prevent, impede or delay the merger.

These restrictions, which are subject to various exceptions and qualifications agreed by CSR and Zoran, are described in more detail in the merger agreement. Among the exceptions to the restrictions described above include an agreement that CSR may (i) issue CSR share options in respect of up to 500,000 CSR ordinary shares,

(ii) issue contingent share awards in respect of up to 2,700,000 CSR ordinary shares and (iii) buy back up to 10 million of the outstanding CSR ordinary shares in a manner consistent with past practice. On March 14, 2011, Zoran consented to allow CSR to issue CSR share options or contingent share awards in respect of up to an additional 300,000 CSR ordinary shares. In addition, some of the restrictions on CSR’s business are qualified by confidential disclosures made by CSR to Zoran.

Zoran’s Agreement Not to Solicit Other Offers

Zoran has agreed that it will not, directly or indirectly:

•	solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, offers or proposals relating to a “takeover proposal” for Zoran, as described below;

•	discuss or negotiate with, or furnish non-public information to, any person that has made or indicated an intention to make a takeover proposal for Zoran;

•	withdraw, modify, qualify or amend the recommendation of Zoran’s board of directors in favor of the merger in any manner adverse to CSR;

•	approve, endorse or recommend any takeover proposal for Zoran;

•	enter into any contract relating to a takeover proposal for Zoran (other than a confidentiality agreement); or

•	agree to or publicly propose to do any of the foregoing.

Zoran has agreed (i) to cease any solicitations, discussions or negotiations existing as of the date of the merger agreement with any person that, prior to such date, had made or indicated an intention to make a “takeover proposal” for Zoran, as described below, and (ii) to provide CSR prompt notice upon receipt of any “takeover proposal” for Zoran or request for non-public information relating to Zoran in connection with a “takeover proposal” for Zoran.

However, until Zoran stockholders vote to adopt the merger agreement, Zoran may:

•

engage in discussions and negotiations with a person who has made a bona fide unsolicited takeover proposal and furnish non-public information to that person pursuant to a confidentiality agreement having terms and conditions substantially equivalent to those contained in its confidentiality agreement with CSR if Zoran’s board of directors has determined in good faith, after consultation with its financial advisor and outside legal counsel, that the takeover proposal either is, or would be reasonably likely to lead to, a “superior proposal”, as described below;

•

in response to a bona fide unsolicited “takeover proposal,” withdraw, modify, qualify or amend, in a manner adverse to CSR, the recommendation of Zoran’s board of directors in favor of the merger if Zoran’s board of directors has (i) after consultation with Zoran’s financial advisor and outside legal counsel, determined in good faith that such “takeover proposal” constitutes a “superior proposal”, as described below, (ii) after consultation with Zoran’s outside legal counsel, determined in good faith that failure to take such action would be inconsistent with the fiduciary and other duties of its directors, (iii) provided CSR with three business days’ prior written notice, (iv) if so requested by CSR, negotiated with CSR and its advisors regarding potential amendments to the merger agreement, and (v) following such three business day period, after consultation with Zoran’s financial advisor and outside legal counsel, determined in good faith that such “takeover proposal” continued to constitute a “superior proposal” and that the failure to take such action would continue to be inconsistent with the fiduciary and other duties of its directors; or

•

in the absence of a “takeover proposal,” withdraw, modify, qualify or amend, in a manner adverse to CSR, the recommendation of Zoran’s board of directors in favor of the merger, if (i) Zoran’s board of directors has, after consultation with Zoran’s outside legal counsel, determined in good faith that the failure to take such action would be inconsistent with the fiduciary and other duties of its directors and (ii) Zoran has provided CSR with three business days’ prior written notice.

The merger agreement provides that the term “takeover proposal,” when used in relation to Zoran, means any indication of interest, proposal or offer from any person relating to (i) a direct or indirect acquisition, in one transaction or a series of related transactions, of assets (including equity securities of any subsidiary of Zoran) or businesses of Zoran or its subsidiaries that generate or constitute individually or in the aggregate, 20% or more of the consolidated net revenues, net income or assets of Zoran and its subsidiaries for the year ended December 31, 2010, (ii) the issuance to any person or group of persons acting in concert of 50% or more of any class of equity capital of Zoran, (iii) any tender or exchange offer that, if consummated, would result in any person or group beneficially owning 50% or more of any class of equity capital of Zoran or (iv) any merger, consolidation, business combination, share exchange or similar transaction, in one transaction or a series of related transactions, involving Zoran or any of its significant subsidiaries that would result in any persons or groups (including the shareholders of a person party to such transaction) beneficially owning 50% or more of any class of equity capital of Zoran, the surviving company or the resulting parent company of Zoran, in each case other than the merger.

The merger agreement provides that the term “superior proposal” when used with respect to Zoran means any bona fide written takeover proposal that, if consummated, would result in a person or group owning, directly or indirectly, more than 80% of Zoran common stock then outstanding (or of the shares of the common stock of the surviving entity in a merger or the ultimate parent of the surviving entity in a merger) or more than 80% of the assets of Zoran and its subsidiaries and which the board of directors of Zoran determines in good faith (after consultation with its legal counsel and financial advisor) to be more favorable to Zoran stockholders from a financial point of view than the transactions contemplated by the merger agreement, taking into consideration the conditions to the consummation of the takeover proposal and the financial, legal, regulatory and other aspects of the takeover proposal.

In addition, Zoran has the ability to terminate the merger agreement in certain circumstances, as described below under “The Merger Agreement—Termination Events.”

CSR’s Agreement Not to Solicit Other Offers

CSR has agreed that it will not, directly or indirectly:

•	solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, offers or proposals relating to a “takeover proposal” for CSR, as described below;

•	discuss or negotiate with, or furnish non-public information to, any person that has made or indicated an intention to make a takeover proposal for CSR;

•	withdraw, modify, qualify or amend the recommendation of CSR’s board of directors in favor of the merger in any manner adverse to Zoran;

•	approve, endorse or recommend any takeover proposal for CSR;

•	enter into any contract relating to a takeover proposal for CSR (other than a confidentiality agreement); or

•	agree to or publicly propose to do any of the foregoing.

CSR has agreed (i) to cease any solicitations, discussions or negotiations existing as of the date of the merger agreement with any person that, prior to such date, had made or indicated an intention to make a

“takeover proposal” for CSR, as described below, and (ii) to provide Zoran prompt notice upon receipt of any “takeover proposal” for CSR or request for non-public information relating to CSR in connection with a “takeover proposal” for CSR.

However, until CSR shareholders vote to approve the merger, CSR may:

•

engage in discussions and negotiations with a person who has made a bona fide unsolicited takeover proposal and furnish non-public information to that person pursuant to a confidentiality agreement having terms and conditions substantially equivalent to those contained in its confidentiality agreement with Zoran if CSR’s board of directors has determined in good faith, after consultation with its financial advisor and outside legal counsel, that the takeover proposal either is, or would be reasonably likely to lead to, a “superior proposal”, as described below;

•

in response to a bona fide unsolicited “takeover proposal,” withdraw, modify, qualify or amend, in a manner adverse to Zoran, the recommendation of CSR’s board of directors in favor of the merger if CSR’s board of directors has (i) after consultation with CSR’s financial advisor and outside legal counsel, determined in good faith that such “takeover proposal” constitutes a “superior proposal”, as described below, (ii) after consultation with CSR’s outside legal counsel, determined in good faith that failure to take such action would be inconsistent with the fiduciary and other duties of its directors, (iii) provided Zoran with three business days’ prior written notice, (iv) if so requested by Zoran, negotiated with Zoran and its advisors regarding potential amendments to the merger agreement, and (v) following such three business day period, after consultation with CSR’s financial advisor and outside legal counsel, determined in good faith that such “takeover proposal” continued to constitute a “superior proposal” and that the failure to take such action would continue to be inconsistent with the fiduciary and other duties of its directors; or

•

in the absence of a “takeover proposal,” withdraw, modify, qualify or amend, in a manner adverse to Zoran, the recommendation of CSR’s board of directors in favor of the merger, if (i) CSR’s board of directors has, after consultation with CSR’s outside legal counsel, determined in good faith that the failure to take such action would be inconsistent with the fiduciary and other duties of its directors and (ii) CSR has provided Zoran with three business days’ prior written notice.

The merger agreement provides that the term “takeover proposal”, when used in relation to CSR, means any indication of interest, proposal or offer from any person relating to (i) a direct or indirect acquisition, in one transaction or a series of related transactions, of assets (including equity securities of any subsidiary of CSR) or businesses of CSR or its subsidiaries that generate or constitute individually or in the aggregate, 20% or more of the consolidated net revenues, net income or assets of CSR and its subsidiaries for the year ended December 31, 2010, (ii) the issuance to any person or group of persons acting in concert of 50% or more of any class of equity capital of CSR, (iii) any tender or exchange offer that, if consummated, would result in any person or group beneficially owning 50% or more of any class of equity capital of CSR or (iv) any merger, consolidation, business combination, share exchange or similar transaction, in one transaction or a series of related transactions, involving CSR or any of its significant subsidiaries that would result in any persons or groups (including the shareholders of a person party to such transaction) beneficially owning 50% or more of any class of equity capital of CSR, the surviving company or the resulting parent company of CSR, in each case other than the merger.

The merger agreement provides that the term “superior proposal” when used with respect to CSR means any bona fide written takeover proposal that, if consummated, would result in a person or group owning, directly or indirectly, more than 80% of CSR common stock then outstanding (or of the shares of the common stock of the surviving entity in a merger or the ultimate parent of the surviving entity in a merger) or more than 80% of the assets of CSR and its subsidiaries and which the board of directors of CSR determines in good faith (after consultation with its legal counsel and financial advisor) to be more favorable to CSR shareholders from a financial point of view than the transactions contemplated by the merger agreement, taking into consideration the conditions to the consummation of the takeover proposal and the financial, legal, regulatory and other aspects of the takeover proposal.

In addition, CSR has the ability to terminate the merger agreement in certain circumstances, as described below under “The Merger Agreement—Termination Events.”

CSR Shareholder Meeting; CSR’s Shareholder Circular and Prospectus

In order to consummate the merger, CSR must obtain the affirmative vote of a majority of CSR shareholders (or their proxies, if applicable) as (being entitled to do so) are present and vote or, in the case of a vote taken on a poll, the affirmative vote by CSR shareholders or their proxies representing a majority of the CSR ordinary shares in respect of which votes are validly exercised, in relation to (i) the transactions contemplated by the merger agreement and (ii) the allotment of CSR ordinary shares underlying the CSR ADSs to be issued in the merger to Zoran stockholders and any CSR ADSs to be issued pursuant to the exercise of Zoran stock options and other equity-based awards (see above, “The Merger Agreement—Treatment of Zoran Stock Options and Other Equity-Based Awards”) in accordance with the U.K. Companies Act 1985 (the “Companies Act 1985”), the U.K. Companies Act 2006 (the “Companies Act 2006,” and collectively the “Companies Acts”) and the listing rules made by the U.K. Listing Authority under Part VI of the U.K. Financial Services and Markets Act 2000.

CSR has agreed to hold a meeting of its shareholders in order to obtain this approval. Under the merger agreement, the meeting of CSR shareholders must be held promptly after the date that this registration statement on Form F-4 is declared effective by the SEC. CSR and Zoran have agreed to cooperate with each other in setting a mutually acceptable date so that both CSR’s shareholder meeting and Zoran’s stockholder meeting are held on the same date. CSR’s shareholder meeting is currently scheduled to occur on [            ], 2011.

CSR has agreed to use its reasonable best efforts to obtain formal approval of the U.K. Listing Authority of the shareholder circular relating to the general meeting of CSR shareholders to be held to consider the transactions contemplated by the merger agreement and the prospectus relating to the issuance of CSR ordinary shares in the merger.

Reasonable Efforts

Each of CSR and Zoran has agreed to (i) use reasonable best efforts to solicit proxies from their respective shareholders in favor of the merger and (ii) take all other action reasonably necessary or advisable to secure the approval of their respective shareholders in favor of the merger.

In addition, each of CSR and Zoran have agreed to use commercially reasonable efforts to take, or cause to be taken, all appropriate actions, and to do, or cause to be done, all things necessary, proper or advisable to cause the conditions to the merger to be satisfied and to consummate the merger as promptly as practicable (and similarly to refrain from doing and cause not to be done any action, including any transaction, that would reasonably be expected to cause these conditions to fail to be satisfied).

Employee Matters

CSR has agreed that, if any Zoran employee as of the effective time of the merger is transferred to CSR or becomes a participant in CSR’s employee benefit plans, then CSR will treat that employee’s prior service with Zoran as service rendered to CSR (to the extent prior service was recognized under the Zoran employee benefit plan providing similar benefits) for the purposes of eligibility and vesting and to waive any pre-existing condition limitation that might otherwise apply to the extent waived or satisfied under a Zoran employee benefit plan.

In addition, CSR has agreed (except where terms and conditions of employment are specified by law, collective bargaining agreement, works council rules or similar arrangements) to maintain after the effective time of the merger and until December 31, 2011 (i) base salary or annual wages (as applicable) to each Zoran employee who continues employment after the merger that are not less favorable than the Zoran employee received immediately prior to the merger and (ii) employee benefits that are no less favorable, in the aggregate, than those employee benefits (other than any defined benefit retirement plans, change in control or transaction-based compensation, retention or stay bonuses or equity-based compensation) that were provided to Zoran employees immediately prior to the merger.

The merger agreement provides that the provisions of the merger agreement relating to employee benefits are for the sole benefit of CSR and Zoran, and that no third party (including any Zoran employee) will have any legal or equitable rights or remedies under the merger agreement, including in relation to continued employment with CSR or the surviving corporation in the merger or the maintenance of any employee benefit plans or arrangements by CSR or the surviving corporation.

Indemnification and Insurance

The merger agreement provides that, following the consummation of the merger, all rights to indemnification, advancement of expenses and exculpation existing on the date of the merger agreement in favor of any present or former director or officer of Zoran or any of its subsidiaries will survive the merger. CSR has agreed not to amend, repeal or otherwise modify the provisions in Zoran’s organizational documents, any organizational documents of any of its subsidiaries or any agreement providing for indemnification advancement of expenses and exculpation in any manner that would adversely affect the rights thereunder of any such individual.

CSR has agreed to indemnify all present or former directors or officers of Zoran or any of its subsidiaries to the fullest extent permitted by applicable laws with respect to all claims arising from the fact of being a director or officer of Zoran or any of its subsidiaries prior to the consummation of the merger or from acts and omissions arising out of or relating to their services as directors or officers of Zoran or its subsidiaries prior to completion of the merger. CSR has agreed to pay as incurred any such indemnified person’s legal fees, costs and expenses incurred in connection with such legal action, subject to CSR’s receipt of an undertaking from such person to repay such legal fees, costs and expenses if it is ultimately determined under applicable laws that such person is not entitled to be indemnified.

The merger agreement provides that CSR shall maintain, for at least seven years following the consummation of the merger, policies of directors’ and officers’ liability insurance of at least the same coverage and amounts containing terms and conditions no less advantageous to the individuals covered by these policies than those in effect on the date of the merger agreement, except that CSR will not be required to pay an annual premium for these policies in excess of $744,000. The merger agreement also provides that Zoran or CSR may obtain one or more seven-year prepaid “tail” insurance policies in lieu of the policies of directors’ and officers’ liability insurance currently maintained by Zoran providing the same coverage and amounts and terms and conditions as Zoran’s current policies. If either Zoran or CSR obtains such “tail” insurance, CSR will not be required to otherwise maintain replacement directors’ and officers’ liability insurance for the individuals covered by Zoran’s current directors’ and officers’ liability insurance policies.

Hart-Scott-Rodino Act Filing

The merger agreement requires CSR and Zoran to file pre-merger notifications under the Hart-Scott-Rodino Act. CSR and Zoran have each agreed to take any and all actions necessary to enable the applicable waiting period to expire, and to avoid or eliminate each and every impediment under any applicable law to cause the merger to occur as promptly as possible, including (i) complying with or modifying any requests for additional information, (ii) offering, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any and all of the capital stock, assets rights products or business of CSR and Zoran and their respective subsidiaries or committing to any restrictions on their respective businesses and (iii) contesting, defending and appealing any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of CSR or Zoran to consummate the transactions contemplated by the merger agreement and taking any and all other actions to prevent the entry, enactment or promulgation thereof.

Neither CSR nor Zoran would be required however to agree to (i) sell, hold separate, divest, discontinue or limit, before or after the completion of the merger, any assets, businesses or interest in any assets or businesses of CSR, Zoran or any of their respective affiliates or (ii) any conditions relating to, or changes or restrictions in, the operation of any such assets or businesses which, in either case, would reasonably be expected to result in a material adverse effect on the business of CSR and Zoran, taken together, as expected to be conducted after the completion of the merger.

The waiting period under the Hart-Scott Rodino Act with respect to the merger was terminated early on March 24, 2011.

Establishment of ADR Facility; Stock Exchange Listings

The merger agreement provides that CSR will cause a sponsored American depositary receipt facility to be established with JPMorgan Chase Bank, N.A., as the depositary, for the purpose of issuing the CSR ADSs to be issued to Zoran stockholders pursuant to the merger, and that CSR will enter into a customary deposit agreement with the depositary, which agreement will provide, among other things, that each CSR ADS will represent and be exchangeable for four CSR ordinary shares.

The merger agreement also provides that CSR will use its commercially reasonable efforts to cause the CSR ADSs to be issued in the merger to be approved for listing on The NASDAQ Stock Market as promptly as practicable after establishment of the ADR facility, subject to official notice of issuance. CSR has also agreed to use its commercially reasonable efforts to cause the CSR ordinary shares underlying the CSR ADSs to be approved for admission to the Official List of the U.K. Listing Authority and trading on the London Stock Exchange’s main market for listed securities prior to the effective time of the merger.

Other Agreements

The merger agreement also contains covenants relating to the preparation of this proxy statement/prospectus and the holding of the special meeting of Zoran stockholders, access to information of the other company, public announcements with respect to the transactions contemplated by the merger agreement, the maintenance and prosecution of each party’s intellectual property rights, tax matters (including requesting certain tax rulings from the Israeli Tax Authority), and obtaining third party consents under Zoran’s business contracts.

Conditions to the Closing of the Merger

Each party’s obligation to effect the merger is subject to satisfaction or mutual waiver of the following conditions:

•	the merger agreement is adopted by Zoran stockholders;

•	the transactions contemplated by the merger agreement are approved by CSR shareholders;

•	the CSR ADSs issuable to Zoran stockholders under the merger agreement are approved for listing on The NASDAQ Stock Market, subject to official notice of issuance;

•

the CSR ordinary shares underlying the CSR ADSs are admitted to the Official List of the U.K. Listing Authority and to trading on the London Stock Exchange’s main market for listed securities, subject only to allotment to the former Zoran stockholders;

•	the waiting period under the U.S. Hart-Scott-Rodino Act has expired or been terminated;

•

there are no governmental laws, orders, judgments, injunctions or other restraints, and no governmental authority has instituted any proceeding seeking such laws, order, judgments, injunctions or other restraints, that prohibit consummation of the merger or that relate to the merger and would be reasonably expected to have a material adverse effect on CSR or Zoran after giving effect to the merger;

•

each of (i) the registration statement on Form F-4 relating to the registration under the U.S. Securities Act of 1933, as amended, of the issuance of CSR ordinary shares in the form of CSR ADRs in the merger, (ii) the registration statement on Form F-6 relating to the registration under the U.S. Securities Act of 1933, as amended, of the issuances of the CSR ADSs, and (iii) the registration statement on Form 8-A relating to the registration under the U.S. Securities Exchange Act of 1934, as amended, of the CSR ADSs and the underlying CSR ordinary shares is effective, and the SEC has not issued any stop order suspending the effectiveness of any such registration statement or initiated or threatened any stop order proceedings that are not concluded or withdrawn; and

•

Zoran’s receipt of a legal opinion from its outside legal counsel, and CSR’s receipt of a legal opinion from its outside legal counsel, with respect to certain tax matters, including the qualification of the merger as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended.

The waiting period under the Hart-Scott Rodino Act with respect to the merger was terminated early on March 24, 2011.

CSR’s obligation to consummate the merger is further subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of Zoran must be true and correct on the date on which the merger is to be completed as if made as of that date or, if the representations and warranties expressly relate to an earlier date, then as of that earlier date, except where the failure of these representations and warranties to be true and correct, without giving effect to any limitation as to “materiality” or “material adverse effect”, has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Zoran;

•	Zoran must have performed in all material respects all of its obligations under the merger agreement;

•	the absence of any effect, change, occurrence, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Zoran;

•	Zoran must deliver to CSR a certificate signed by an executive officer of Zoran stating that the above three conditions have been met; and

•	the receipt by Zoran of required approvals from the Israeli Office of Chief Scientist and Israeli Investment Center.

Zoran’s obligation to consummate the merger is further subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of CSR must be true and correct on the date on which the merger is to be completed as if made as of that date or, if the representations and warranties expressly relate to an earlier date, then as of that earlier date, except where the failure of these representations and warranties to be true and correct, without giving effect to any limitation as to “materiality” or “material adverse effect”, has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on CSR;

•	CSR must have performed in all material respects all of its obligations under the merger agreement;

•	the absence of any effect, change, occurrence, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on CSR;

•	CSR must deliver to Zoran a certificate signed by an executive officer of CSR stating that the above three conditions have been met;

•	the establishment of a sponsored American depositary receipt facility with JPMorgan Chase Bank, N.A., on the terms provided for in the merger agreement;

•	the appointment of Dr. Levy Gerzberg as a non-executive director to the CSR board of directors; and

•	the nomination for consideration by the CSR board of directors of one independent non-executive director to the CSR board of directors.

The merger agreement provides that a “material adverse effect” means any effect, event, change, occurrence, circumstance or development which individually or in the aggregate (i) is materially adverse to the business, assets, properties, liabilities or condition (financial or otherwise) or results of operations of Zoran or CSR and their respective subsidiaries, taken as a whole or (ii) would prevent Zoran or CSR from consummating the merger and the other transactions contemplated by the merger agreement. When determining whether an effect, event, change, occurrence, circumstance or development, individually or in the aggregate, is materially adverse to the business, assets, properties, liabilities or condition (financial or otherwise) or results of operations of Zoran or CSR and their respective subsidiaries, taken as a whole, none of the following, either alone or in combination, may be taken into account in determining whether a material adverse effect has occurred:

•

effects of the financial, securities or capital markets or the economy to the extent that they do not disproportionately affect Zoran or CSR and their respective subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which Zoran or CSR and their respective subsidiaries operate;

•

effects arising from the industries in which Zoran or CSR and their respective subsidiaries operate in general to the extent that they do not disproportionately affect Zoran or CSR and their respective subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which Zoran or CSR and their respective subsidiaries operate;

•	effects arising from the currency markets or currency fluctuations generally;

•	effects arising from the negotiation, execution, announcement or performance of the merger agreement or the consummation of the transactions contemplated by the merger agreement;

•

effects resulting from CSR’s or Zoran’s refusal or unreasonable delay in granting a request from the other party to take or omit to take any action under the merger agreement, if taking such action or omitting to take such action would have avoided such effect;

•

changes in law, rule or regulations or generally accepted accounting principles, IFRS or the interpretation thereof to the extent that they do not disproportionately affect Zoran or CSR and their respective subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which Zoran or CSR and their respective subsidiaries operate;

•	any action taken by Zoran or CSR at the request of, or with the consent of, the other party;

•

acts of war, sabotage or terrorism, or any escalation or worsening of any such acts, earthquakes, hurricanes, tornadoes or other natural disasters to the extent they do not disproportionately affect Zoran or CSR and their respective subsidiaries, taken as a whole, compared to other companies operating in the principal industries or locations in which Zoran or CSR and their respective subsidiaries operate;

•	any change in the trading prices of Zoran common stock or CSR ordinary shares by itself;

•

any failure by Zoran or CSR to meet any internal or public projections, forecasts or estimates of revenue or earnings or other financial or operational measures or the issuance of revised projections that are not as optimistic as those in existence as of the date hereof;

•

any stockholder class action or derivative litigation or other litigation to the extent arising from allegations of a breach of fiduciary duty or other legal duty relating to the negotiation, execution, delivery or performance of the merger agreement or the consummation of the transactions contemplated by the merger agreement;

•	with respect to Zoran, effects caused by the actions taken by Ramius Value & Opportunity Master Fund, LTD and its affiliates to replace members of Zoran’s board of directors; and

•	with respect to Zoran, effects arising out of certain litigation to which Zoran is a party.

The merger agreement provides that neither party may rely on the failure of a condition to the merger if the failure was caused by that party’s failure to fulfill any of its obligations under the merger agreement.

Any or all of the conditions described above may be waived, in whole or in part, by CSR or Zoran, to the extent legally allowed. Neither CSR nor Zoran currently expects to waive any material condition to the completion of the merger.

It currently is anticipated that the effective time of the merger will occur during the second quarter of 2011, but neither CSR nor Zoran can guarantee when or if the merger will be completed.

Termination Events

The merger agreement may be terminated at any time prior to the consummation of the merger by mutual written consent of CSR and Zoran, and either party may terminate the merger agreement in the following circumstances:

•

if the merger has not been consummated by October 20, 2011 unless any of the registration statements on Form F-4 (of which this proxy statement/prospectus is a part), Form F-6 or Form 8-A is not effective or there is a stop order suspending the effectiveness of any such registration statements (or proceedings for that purpose have been initiated or threatened by the SEC and not concluded or withdrawn), in which case this termination right shall be suspended until December 19, 2011, except that a party may not terminate the merger agreement on this basis if its failure to fulfill any of its obligations was a principal cause of the failure to consummate the merger by such date;

•	if the merger agreement is not adopted by Zoran stockholders after a vote thereon at a duly held meeting of Zoran stockholders; or

•	if the transactions contemplated by the merger agreement are not approved by CSR shareholders after a vote thereon at a duly held meeting of CSR shareholders.

CSR may terminate the merger agreement prior to the completion of the merger:

•

if (i) Zoran’s board of directors withdraws, modifies, qualifies or amends its recommendation in favor of the merger in a manner adverse to CSR, (ii) Zoran’s board of directors approves, endorses or recommends a takeover proposal for Zoran other than the merger, (iii) a tender offer or exchange offer that constitutes a takeover proposal for Zoran is commenced and Zoran’s board of directors fails to recommend against acceptance of such tender offer or exchange offer by Zoran stockholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten business days after commencement the tender offer or exchange offer, or (iv) Zoran or its board of directors publicly announce an intention to do any of the foregoing;

•	if Zoran breaches any of its covenants described in “The Merger Agreement—Zoran’s Agreement Not to Solicit Other Offers” in any material respect;

•	if a material adverse effect on Zoran occurs after the date of the merger agreement;

•

if Zoran breaches any of its representations, warranties, covenants or agreements contained in the merger agreement, which breach (i) would result in a material adverse effect on Zoran (in the case of representations and warranties) or Zoran’s failure to perform in all material respects all of its obligations under the merger agreement (in the case of covenants and agreements) and (ii) has not been cured by Zoran within 20 business days after its receipt of written notice of such breach from CSR; or

•

before CSR shareholders vote to approve the merger, if CSR has complied in all material respects with its obligations described in “The Merger Agreement—CSR’s Agreement Not to Solicit Other Offers”, in order to enter into a contract providing for an all-cash “superior proposal” for CSR that is conditioned upon CSR terminating the merger agreement.

Zoran may terminate the merger agreement prior to the consummation of the merger:

•

if (i) CSR’s board of directors withdraws, modifies, qualifies or amends its recommendation in favor of the merger in a manner adverse to Zoran, (ii) CSR’s board of directors approves, endorses or recommends a takeover proposal for CSR other than the merger, (iii) a tender offer or exchange offer that constitutes a takeover proposal for CSR is commenced and CSR’s board of directors fails to recommend against acceptance of such tender offer or exchange offer by CSR shareholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten business days after commencement the tender offer or exchange offer, or (iv) CSR or its board of directors publicly announce an intention to do any of the foregoing;

•	if CSR breaches any of its covenants described in “The Merger Agreement—CSR’s Agreement Not to Solicit Other Offers” in any material respect;

•	if a material adverse effect on CSR occurs after the date of the merger agreement;

•

if CSR breaches any of its representations, warranties, covenants or agreements contained in the merger agreement, which breach (i) would result in a material adverse effect on CSR (in the case of representations and warranties) or CSR’s failure to perform in all material respects all of its obligations under the merger agreement (in the case of covenants and agreements) and (ii) has not been cured by CSR within 20 business days after its receipt of written notice of such breach from Zoran; or

•

before Zoran stockholders vote to approve the merger, if Zoran has complied in all material respects with its obligations described in “The Merger Agreement—Zoran’s Agreement Not to Solicit Other Offers” in order to enter into a contract providing for an all-cash “superior proposal” for Zoran.

Termination Fees

Zoran will be required to pay a termination fee of $12,200,000 (subject to a possible adjustment for value added tax) to CSR in the following circumstances:

•

a takeover proposal for Zoran has been publicly announced and is not withdrawn, (ii) either CSR or Zoran terminates the merger agreement because of a failure to secure the approval of the Zoran stockholders, and (iii) within six months following the date of termination, Zoran enters into a contract providing for the implementation of, or consummates, a takeover proposal for Zoran (whether or not that takeover proposal is the one that was announced and not withdrawn when the merger agreement was terminated);

•

CSR terminates the merger agreement because Zoran’s board of directors has withdrawn, modified, qualified or amended its recommendation of the merger in a manner adverse to CSR or approved, endorsed or recommended a takeover proposal (other than the merger), Zoran’s board of directors fails to recommend against acceptance of a tender offer or exchange offer constituting such a takeover proposal, or Zoran or its board of directors publicly announce an intention to do any of the foregoing, unless at the time of CSR’s termination, Zoran has the right to terminate the merger agreement as a result of CSR’s uncured breach of any of its representations, warranties, agreements or other agreements in the merger agreement (as described in “The Merger Agreement—Termination Events”); or

•	CSR terminates the merger agreement because Zoran has breached, in a material respect, one of its covenants described in “The Merger Agreement—Zoran’s Agreement Not to Solicit Other Offers.”

Zoran will be required to pay termination fee of $18,000,000 (subject to a possible adjustment for value added tax) to CSR if Zoran terminates the merger agreement in order to enter into a contract providing for an all-cash “superior proposal” for Zoran.

CSR will be required to pay a termination fee of $12,200,000 (subject to a possible adjustment for value added tax) to Zoran in the following circumstances:

•

a takeover proposal for CSR has been publicly announced and is not withdrawn, (ii) either Zoran or CSR terminates the merger agreement because of a failure to secure the approval of the CSR shareholders, and (iii) within six months following the date of termination, CSR enters into a contract providing for the implementation of, or consummates, a takeover proposal for CSR (whether or not that takeover proposal is the one that was announced and not withdrawn when the merger agreement was terminated);

•

Zoran terminates the merger agreement because CSR’s board of directors has withdrawn, modified, qualified or amended its recommendation of the merger in a manner adverse to Zoran or approved, endorsed or recommended a takeover proposal (other than the merger), CSR’s board of directors fails to recommend against acceptance of a tender offer or exchange offer constituting such a takeover proposal, or CSR or its board of directors publicly announce an intention to do any of the foregoing, unless at the time of Zoran’s termination, CSR has the right to terminate the merger agreement as a result of Zoran’s uncured breach of any of its representations, warranties, agreements or other agreements in the merger agreement (as described in “The Merger Agreement—Termination Events”);

•	Zoran terminates the merger agreement because CSR has breached, in a material respect, one of its covenants described in “The Merger Agreement—CSR’s Agreement Not to Solicit Other Offers”; or

•	CSR terminates the merger agreement in order to enter into a contract providing for an all-cash “superior proposal” for CSR that is conditioned upon CSR terminating the merger agreement.

Expenses

Whether or not the merger is consummated, all costs and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those costs and expenses, except that expenses incurred in connection with the printing, filing and mailing of this proxy statement/prospectus and the filing fee under Hart-Scott-Rodino Act will be shared equally by CSR and Zoran.

Amendment; Waiver

The merger agreement may be amended by CSR, Zeiss Merger Sub, Inc. and Zoran at any time prior to the closing of the merger if approved by their respective boards of directors. Any amendment that requires the approval of CSR shareholders or Zoran stockholders under applicable laws may not be made without such approval.

Governing Law

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware.

THE VOTING AGREEMENTS

The following discussion summarizes material provisions of the voting agreements. Complete copies of the form of the Zoran voting agreement and CSR voting agreement are set forth in Appendix C and Appendix D to this proxy statement/prospectus and are incorporated by reference into this proxy statement/prospectus. The rights and obligations of the parties to the voting agreement are governed by the express terms and conditions of the voting agreements and not by this summary. Zoran stockholders are urged to read the forms of voting agreements carefully and in their entirety.

Zoran Voting Agreements

On February 20, 2011, certain directors and executive officers of Zoran entered into voting agreements with CSR.

As of February 20, 2011, the Zoran directors and officers that entered into voting agreements beneficially owned shares representing less than 1% of all outstanding shares of Zoran common stock.

The Zoran voting agreements provide that the signatories (other than CSR):

•	will not sell or otherwise dispose of the shares of Zoran common stock held by such person during the pendency of the merger;

•	will not take certain other actions that would restrict or impede the merger; and

•	will vote (or cause the registered holder of the shares to vote) in favor of the adoption of the merger agreement.

The voting agreements will terminate upon the earliest to occur of (i) the consummation of the merger, (ii) the termination of the merger agreement, (iii) the date the merger agreement is amended in a manner that reduces the consideration to be received by Zoran stockholders in the merger and (iv) the date on which either Zoran’s or CSR’s board of directors withdraws, modifies, qualifies or amends its recommendation of the merger, or the date on which Zoran or CSR recommends a “takeover proposal” in respect of itself, in each case in accordance with the terms of the merger agreement.

Each voting agreement provides that the obligations of the signatories under each agreement (other than CSR) are solely in his capacity as a stockholder of Zoran, and none of the provisions of each agreement will be deemed to restrict or limit any fiduciary or other duty any of them may have as a member of Zoran’s board of directors, as an executive officer of Zoran, or as a trustee, director or officer of any other entity that is not a signatory to the applicable agreement.

The Zoran voting agreements are governed by Delaware law.

CSR Voting Agreements

On February 20, 2011, certain directors and executive officers of CSR entered into voting agreements with Zoran.

As of February 20, 2011, the CSR directors and officers that entered into voting agreements beneficially owned shares representing approximately 1.2% of all outstanding shares of CSR common stock.

The CSR voting agreements provide that the signatories (other than Zoran):

•	will not sell or otherwise dispose of the shares of CSR common stock held by such person during the pendency of the merger;

•	will not take certain other actions which would restrict or impede the merger; and

•	will vote (or procure that the registered holder of the shares will vote) in favor of the proposals to adopt the merger agreement and approve the merger.

The voting agreements will terminate upon the earliest to occur of (i) the consummation of the merger, (ii) the termination of the merger agreement and (iii) the date on which either CSR’s or Zoran’s board of directors withdraws, modifies, qualifies or amends its recommendation of the merger, or the date on which CSR or Zoran recommends a “takeover proposal” in respect of itself, in each case in accordance with the terms of the merger agreement.

Each voting agreement provides that the obligations of the signatories under each agreement (other than Zoran) are solely in his capacity as a stockholder of CSR, and none of the provisions of each agreement will be deemed to restrict or limit any fiduciary or other duty any of them may have as a member of CSR’s board of directors, as an executive officer of CSR, or as a trustee, director or officer of any other entity that is not a signatory to the applicable agreement.

The CSR voting agreements are governed by the laws of England and Wales.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Presented below are the unaudited pro forma condensed consolidated balance sheet of CSR as of December 31, 2010 and the unaudited pro forma condensed consolidated income statement of CSR for the 52 weeks ended December 31, 2010. The unaudited pro forma condensed consolidated financial information has been prepared to give effect to the acquisition of Zoran by CSR and the acquisition of Microtune by Zoran. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2010 has been prepared as though the acquisition of Zoran occurred as of that date. The unaudited pro forma condensed consolidated income statement for the 52 weeks ended December 31, 2010 has been prepared as though the acquisition of Zoran and Zoran’s acquisition of Microtune occurred as of the beginning of such period, namely January 2, 2010. The assumptions underlying the pro forma adjustments are described in the accompanying notes.

The unaudited pro forma condensed consolidated financial information has been prepared based upon the following:

•

the audited consolidated financial statements of CSR as of and for the 52 weeks ended December 31, 2010, which have been prepared in accordance with IFRS as issued by the IASB and are incorporated by reference in this proxy statement/prospectus;

•

the audited consolidated financial statements of Zoran as of and for the year ended December 31, 2010, which have been prepared in accordance with U.S. GAAP and are incorporated by reference in this proxy statement/prospectus. These consolidated financial statements have been adjusted to IFRS for purposes of presentation in the unaudited pro forma condensed consolidated financial information; and

•

the unaudited consolidated statement of operations of Microtune for the nine months ended September 30, 2010, which are incorporated by reference in this proxy statement/prospectus. This unaudited condensed financial information has been adjusted to IFRS and for the two months results for purposes of presentation in the unaudited pro forma condensed consolidated income statement.

CSR’s financial statements are reported on a 52 or 53 week basis. The fiscal year 2010 for CSR was for the period from January 2, 2010 to December 31, 2010. Zoran and Microtune’s fiscal year-ends are on a calendar year basis; the fiscal year 2010 for Zoran and Microtune was for the period from January 1, 2010 to December 31, 2010.

The estimated purchase price for the acquisition of Zoran is $548.6 million, and based on the closing price of CSR ordinary shares of £3.75 as of March 30, 2011, and converted to a price in U.S. dollars of $11.16 per share of Zoran common stock using a U.S. dollar/GBP exchange rate of 1.6082 as of the same date, being the latest practicable business day before publication of this proxy statement/prospectus.

In addition, it is estimated that the fair value of vested stock options at March 30, 2011 is $26.4 million, resulting in an aggregate purchase price of $575 million. The actual purchase price will be determined at the closing date based on the CSR ordinary share price and the U.S. dollar/GBP exchange rate at that date and accordingly will likely vary from that used in the preparation of the pro forma financial information. If the merger is completed, Zoran shareholders will receive 0.4625 of CSR ADS for each share of Zoran common stock they own. Each CSR ADS represents four CSR ordinary shares. A 10% increase in the CSR ordinary share price from the price of $11.16 per share of Zoran common stock used in the pro forma, which could be caused by changes in the GBP price of CSR ordinary shares and/or changes in the U.S. dollar/GBP exchange rate, would result in an increase in the goodwill recognized of $60.1 million. A 10% decrease in the CSR ordinary share price used in the pro forma would result in a decrease in the goodwill recognized of $59.5 million.

The estimated purchase price takes into account the Zoran options in existence as of March 30, 2011.

Zoran acquired Microtune on November 30, 2010. The total purchase price for Microtune was approximately $161.2 million, approximately $159.2 million of which was in cash and approximately $2.0 million of which represented the portion of the fair value of Microtune RSUs assumed by Zoran that was attributable to the purchase price. The effect of this acquisition is already included in the historical Zoran condensed consolidated balance sheet as of December 31, 2010.

The acquisition of Zoran will be accounted for by CSR using the acquisition method pursuant to IFRS 3 (2008), Business Combinations. Under the acquisition method, assets and liabilities are recorded at their fair values on the date of purchase and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed. As of the date of this proxy statement/prospectus, the valuation studies necessary to finalize the fair values of the assets acquired and liabilities assumed and the related allocation of the purchase price have not been completed. Accordingly, CSR has allocated the total estimated purchase price, calculated as described under “Notes to Unaudited Pro Forma Condensed Consolidated Financial Information,” to the assets acquired and liabilities assumed, based on preliminary estimates of their fair values. A final determination of these fair values will reflect, among other things, CSR’s consideration of a final valuation of the actual net tangible and intangible assets, such as acquired in-process research and development, customer relationships, developed and core technology, intellectual property, patents and trade names that exist as at the closing of the acquisition as well as any corresponding income tax effects. Any final adjustments during the one year measurement period from the acquisition date will change the allocation of the purchase price which will affect the fair value assigned to the assets and liabilities and could result in a material change to the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma adjustments give effect to events that are directly attributable to the acquisition, are factually supportable and expected to have a continuing impact on the Combined Company. The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and reflects estimates and assumptions made by CSR’s management that it considers reasonable. It does not purport to represent what CSR’s actual results of operations or financial condition would have been had the acquisitions occurred on the dates indicated, nor is it necessarily indicative of CSR’s future results of operations or financial condition. In addition to the matters noted above, the unaudited pro forma condensed consolidated financial information does not reflect the effect of any synergies and efficiencies that may result from combining CSR, Zoran and Microtune.

Nonrecurring charges and credits directly related to the Zoran acquisition and Zoran’s acquisition of Microtune, which will be included in CSR’s income statement within 12 months following the acquisition, have not been included in the unaudited pro forma condensed consolidated income statement. For a discussion of such items, see “Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.”

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the information contained in “Selected Historical Consolidated Financial Information of CSR,” “Selected Historical Consolidated Financial Information of Zoran,” the “Business and Financial Review” section of CSR’s Annual Report for the year ended December 31, 2010, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Zoran’s Annual Report for the year ended December 31, 2010, and the audited consolidated financial statements of CSR, Zoran and Microtune, appearing elsewhere in this proxy statement/prospectus or incorporated by reference herein.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of December 31, 2010

	Historical CSR (Note 1)	Historical Zoran (Note 2)	Acquisition adjustments (Note 3)			Pro forma CSR
	(in U.S.$ thousands, except share amounts)
Non-current assets
Goodwill	224,651	44,104	47,747	(a	)	316,502
Other intangible assets	36,070	39,490	115,845	(b	)	191,405
Property, plant and equipment	28,354	15,124	—			43,478
Investments	1,000	—	—			1,000
Other long term assets	—	34,535	—			34,535
Deferred tax asset	28,116	67,778	(37,060)	(c	)	58,834

Total non-current assets	318,191	201,031	126,532			645,754

Current assets
Inventories	85,306	48,139	12,515	(d	)	145,960
Derivative financial instruments	1,870	—	—			1,870
Trade and other receivables	105,887	35,167	—			141,054
Corporation tax debtor	6,728	5,110	—			11,838
Treasury deposits and investments	267,833	180,159	—			447,992
Cash and cash equivalents	172,315	81,107	(21,353)	(a	)	232,069

Total current assets	639,939	349,682	(8,838)			980,783

Total assets	958,130	550,713	117,694			1,626,537

Current liabilities
Trade and other payables	125,223	63,125	(1,641)	(e	)	186,707
Current tax liabilities	2,852	21,300	—			24,152
Obligations under finance leases	51	72	—			123
Derivative financial instruments	899	—	—			899
Provisions	5,602	—	—			5,602

Total current liabilities	134,627	84,497	(1,641)			217,483

Net current assets	505,312	265,185	(7,197)			763,300

Non-current liabilities
Trade and other payables	45,694	33,948	(2,054)	(f	)	77,588
Contingent consideration	1,567	—	—			1,567
Long-term provisions	1,483	—	—			1,483
Obligations under finance leases	195	—	—			195

Total non-current liabilities	48,939	33,948	(2,054)			80,833

Total liabilities	183,566	118,445	(3,695)			298,316

Net assets	774,564	432,268	121,389			1,328,221

Equity
Share capital	322	49	97	(g	)	468
Share premium account	455,390	856,644	(287,201)	(g	)	1,024,833
Retained earnings (deficit)	318,852	(424,425)	408,493	(g	)	302,920

Total equity	774,564	432,268	121,389			1,328,221

Number of shares in issue at balance sheet date(i)	177,808,312		90,940,900			268,749,212

(i)	The historical CSR shares in issue as of December 31, 2010 represents 184,953,312 issued shares, net of 7,145,000 shares held by the CSR Employee Benefit Trust. The number of shares in issue at the balance sheet date has been adjusted by 90,940,900 shares representing the estimated number of shares underlying the CSR ADSs to be issued as consideration, based upon 49,157,243 Zoran shares of common stock outstanding as of March 30,2011. The number of shares exchanged will be 0.4625 CSR ADSs for each share of Zoran, which is equivalent to 1.85 CSR ordinary shares. Each CSR ADS represents four CSR ordinary shares.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

For the 52 weeks ended December 31, 2010

	Historical CSR (Note 1)	Historical Zoran (Note 2)	Acquisition adjustments (Note 3)			Pro forma CSR
	(in U.S.$ thousands, except share and per share amounts)
Revenue	800,608	441,188	—			1,241,796
Cost of sales:
Amortization of acquired intangible assets	(5,663)	(8,350)	(904)	(h	)	(14,917)
Other cost of sales	(418,367)	(212,785)	—			(631,152)

Total cost of sales	(424,030)	(221,135)	(904)			(646,069)

Gross profit	376,578	220,053	(904)			595,727
Research and development expenses:
Other research and development expenses	(189,187)	(136,341)	—			(325,528)
Share-based payment charges	(5,760)	(6,886)	3,340	(i	)	(9,306)
Amortization of acquired intangible assets	(4,980)	—	(4,360)	(h	)	(9,340)

Total research and development expenses	(199,927)	(143,227)	(1,020)			(344,174)

Sales, general and administrative expenses:
Other sales, general and administrative expenses	(114,078)	(114,881)	—			(228,959)
Share-based payment charges	(4,062)	(8,685)	3,180	(i	)	(9,567)
Amortization of acquired intangible assets	(3,494)	(698)	(8,245)	(h	)	(12,437)
Integration and restructuring expenses	(1,085)	(1,390)	—			(2,475)
Acquisition-related fees	(397)	(8,991)	8,991	(j	)	(397)
Litigation settlement	(59,788)	(1,115)	—			(60,903)

Total sales, general and administrative expenses	(182,904)	(135,760)	3,926			(314,738)

Operating loss	(6,253)	(58,934)	2,002			(63,185)
Investment revenue	812	7,606	—			8,418
Other gains (losses)	640	(110)	—			530
Exchange (losses) gains	(186)	658	—			472
Finance costs	(718)	(69)	—			(787)

Loss before tax	(5,705)	(50,849)	2,002			(54,552)
Tax	22,331	(14,927)	12,053	(k	)	19,457

Profit/(loss) for the period	16,626	(65,776)	14,055			(35,095)

Basic earnings/(loss) per share(i)	0.09					(0.13)
Weighted average number of shares in issue (millions)(ii)	178.1		90.9			269.0
Diluted earnings/(loss) per share	0.09					(0.13)
Weighted average number of shares on fully diluted basis (millions)(ii)	181.0		90.9			269.0

(i)	Basic earnings/(loss) per share calculated by taking pro forma CSR loss of $35.1 million divided by the pro forma weighted average number of shares in issue.

(ii)	The weighted average number of shares outstanding during the period has been adjusted to give effect to shares to be issued as consideration for the transaction as if the acquisition had taken place as of January 2, 2010, the beginning of CSR’s fiscal year. Potential shares that have not been included in the diluted loss per share, as their effect would have been anti-dilutive, totalled 1,700,015.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL INFORMATION

1.	Historical CSR information

Represents the historical condensed consolidated balance sheet and income statement, which have been extracted from the audited consolidated financial statements of CSR which are incorporated by reference in this proxy statement/prospectus.

2.	Zoran reconciliation to IFRS

Zoran’s audited consolidated financial statements have been prepared in accordance with U.S. GAAP which differs in certain material respects from IFRS as issued by the IASB. In addition, certain reclassifications are required to conform the presentation of Zoran’s historical financial information to that of CSR under IFRS. The effects of these reclassifications and the application of IFRS are as follows:

Condensed Consolidated Balance Sheet Data

				IFRS Adjustments
	Historical Zoran as reported under U.S. GAAP (a)			Share- based compensation (b)			Business combinations (c)		Impairment (d)	Retirement plans (e)	Reclassifications (f)			Historical Zoran as shown in the Pro forma
				(in U.S.$ thousands)
Non-current assets
Goodwill	20,144			—			12,617	(i)(ii)(iii)	11,343	—	—			44,104
Other intangible assets	33,681			—			3,974	(i)(ii)		—	1,835	(v	)	39,490
Property, plant and equipment	16,959			—			—		—	—	(1,835)	(v	)	15,124
Other long term assets	34,535			—			—		—	—	—			34,535
Deferred tax asset	47,471			10,970	(ii	)	4,420	(i)(ii)(iii)	—		4,917	(vi	)	67,778

Total non-current assets	152,790			10,970			21,011		11,343	—	4,917			201,031

Current assets
Inventories	48,139			—			—		—	—	—			48,139
Trade and other receivables	45,194	(i	)	—			—		—	—	(10,027)	(vi (vii	) )	35,167
Corporation tax debtor	—			—			—			—	5,110	(vii	)	5,110
Treasury deposits and investments	180,159			—			—		—	—	—			180,159
Cash and cash equivalents	81,107			—			—		—	—	—			81,107

Total current assets	354,599			—			—		—	—	(4,917)			349,682

Total assets	507,389			10,970			21,011		11,343	—	—			550,713

				IFRS Adjustments
	Historical Zoran as reported under U.S. GAAP (a)			Share-based compensation (b)			Business combinations (c)			Impairment (d)	Retirement plans (e)	Reclassifications (f)			Historical Zoran as shown in the Pro forma
				(in U.S. thousands)
Current liabilities
Trade and other payables	67,394	(ii	)	—			—			—	—	(4,269)	(viii (ix	) )	63,125
Current tax liabilities	—			—			—			—	—	21,300	(viii (x	) )	21,300
Obligations under finance leases	—			—			—			—	—	72	(ix	)	72
Derivative financial instruments	—			—			—			—	—	—			—
Provisions	—			—			—			—	—	—			—

Total current liabilities	67,394			—			—			—	—	17,103			84,497

Net current assets	287,205			—			—			—	—	(22,020)			265,185

Non-current liabilities
Trade and other payables	38,517			—			13,000	(iii	)		(466)	(17,103)	(x	)	33,948
Contingent consideration	—			—			—			—	—	—			—
Long-term provisions
Obligations under finance leases	—			—			—			—	—	—			—

Total non-current liabilities	38,517			—			13,000			—	(466)	(17,103)			33,948

Total liabilities	105,911			—			13,000			—	(466)	—			118,445

Net assets	401,478			10,970			8,011			11,343	466	—			432,268

Equity
Share capital	49			—			—			—	—	—			49
Share premium	858,621	(iii	)	(1,216)	(ii	)	—			—	(761)	—			856,644
Retained earnings	(457,192)			12,186			8,011			11,343	1,227	—			(424,425)

Total equity	401,478			10,970			8,011			11,343	466	—			432,268

Condensed Consolidated Income Statement Data

		IFRS Adjustments
	Historical Zoran as reported under U.S. GAAP (a)			Share- based compensation (b)			Business combinations (c)			Impairment (d)	Retirement plans (e)	Reclassifications (f)			Historical Zoran under IFRS	Microtune (period from January 1, 2010 to November 30, 2010) (Note 4)	Historical Zoran as shown in Pro forma
	(in U.S.$ thousands)
Revenue	357,342	(iv	)	—			—			—	—	—			357,342	83,846	441,188
Amortization of acquired intangible assets	—			—			(8,350)	(i	)	—	—	—			(8,350)	—	(8,350)
Cost of sales	(171,307)			360	(i	)	—			—	—	—			(170,947)	(41,838)	(212,785)

Total cost of sales	(171,307)			360			(8,350)			—	—	—			(179,297)	(41,838)	(221,135)

Gross profit	186,035			360			(8,350)			—	—	—			178,045	42,008	220,053
Research and development expenses:
Other research and development expenses	(115,697)			3,700	(i	)	—			—	40	—			(111,957)	(24,384)	(136,341)
Share-based payment charges	—			(3,261)	(i	)	—			—	—	—			(3,261)	(3,625)	(6,886)

Total research and development expenses	(115,697)			439			—			—	40	—			(115,218)	(28,009)	(143,227)

Sales, general and administrative expenses:
Other sales, general and administrative expenses	(110,257)			6,302	(i	)	—			—	41	6,645	(i (ii (iii	) ) )	(97,269)	(17,612)	(114,881)
Share-based payment charges	—			(5,062)	(i	)	—			—	—	—			(5,062)	(3,623)	(8,685)
Amortization of acquired intangible assets	(725)			—			434	(ii	)	—	—	—			(291)	(407)	(698)
Integration and restructuring expenses	—			—			—			—	—	(1,390)	(i	)	(1,390)	—	(1,390)
Acquisition-related fees	—			—			—			—	—	(4,140)	(ii	)	(4,140)	(4,851)	(8,991)
Litigation settlement	—			—			—			—	—	(1,115)	(iii	)	(1,115)	—	(1,115)
Deferred tax adjustment to goodwill	—			—			—			—	—	—			—	—	—

		IFRS Adjustments
	Historical Zoran as reported under U.S. GAAP (a)	Share- based compensation (b)			Business combinations (c)	Impairment (d)	Retirement plans (e)	Reclassifications (f)			Historical Zoran under IFRS	Microtune (period from January 1, 2010 to November 30, 2010) (Note 4)	Historical Zoran as shown in Pro forma
	(in U.S.$ thousands)
Asset impairment	—	—			—	—	—	—			—	—	—

Total sales, general and administrative expenses	(110,982)	1,240			434	—	41	—			(109,267)	(26,493)	(135,760)

Operating (loss)/ profit	(40,644)	2,039			(7,916)	—	81	—			(46,440)	(12,494)	(58,934)
Investment revenue	6,731	—			—	—	—	—			6,731	875	7,606
Other gains and losses	577	—			—	—	—	(742)	(iv	)	(165)	55	(110)
Exchange gains and losses	—	—			—	—	—	811	(iv	)	811	(153)	658
Finance costs	—	—			—	—	—	(69)	(iv	)	(69)	—	(69)

Loss (profit) before tax	(33,336)	2,039			(7,916)	—	81	—			(39,132)	(11,717)	(50,849)
Tax	(14,300)	(685)	(ii	)	—	—	—	—			(14,985)	58	(14,927)

(Loss) profit for the period	(47,636)	1,354			(7,916)	—	81	—			(54,117)	(11,659)	(65,776)

Balance Sheet Data and Income Statement Data

For purposes of the unaudited pro forma condensed consolidated financial information, the historical financial information of Zoran has been converted to IFRS using an adoption date of January 1, 2008.

(a)	The historical Zoran financial information has been extracted from the audited consolidated balance sheet as of December 31, 2010 and the audited consolidated statement of operations for the year ended December 31, 2010, except certain items have been aggregated as follows:

i.	Represents the aggregation of accounts receivable and prepaid expenses and other current assets;

ii.	Represents the aggregation of accounts payable and accrued expenses and other current liabilities;

iii.	Represents the aggregation of additional paid-in capital and accumulated other comprehensive income; and

iv.	Represents the aggregation of hardware product revenues, and software and other revenues.

(b)	Share-based compensation

Adjustments to record Zoran’s share based compensation plans under IFRS include the following:

i.	Valuation and timing of recognition

Under U.S. GAAP, Zoran has recognized the fair value of certain share-based awards as share-based compensation expense over the vesting period on a straight line basis with a corresponding entry to additional paid-in capital. The fair value of each award using this approach is determined based on a single valuation.

Under IFRS, for share-based awards with graded vesting (i.e., those where the award vests in instalments), each separately vesting portion of the award is separately fair valued, and accounted for as a separate grant with a different vesting period. This results in compensation cost being recognized on an accelerated basis compared to the straight line method.

As a result of additional share-based compensation expense recognized in earlier periods under IFRS on grants occurring in previous years, share-based compensation expense was reduced by $2.0 million in the 52 weeks ended December 31, 2010.

There is no impact on shareholders’ equity because all of the awards are accounted for as equity awards under both U.S. GAAP and IFRS. Expense related to all share options has been allocated between research and development expenses and selling, general and administrative expenses, based on the roles of the respective employees to which the share-based payments relate.

	52 weeks ended December 31, 2010
	(in U.S.$ thousands)
	IFRS	US GAAP
Cost of sales	—	360
Research and development expenses	3,261	3,700
Sales, general and administrative expenses	5,062	6,302

Total	8,323	10,362

ii.	Income Taxes

Under U.S. GAAP, deferred taxes associated with deductible share-based payment awards are computed on the basis of the cumulative expense recognized and adjusted up or down when the tax benefit or deficit is realized. Under IFRS, deferred tax is computed on the basis of the expected tax deduction under applicable tax law. Where the tax deduction is based on intrinsic value, the deferred tax asset is computed using the intrinsic value on the balance sheet date and adjusted for changes in the entity’s share price on each balance sheet date until exercised. Also, under U.S. GAAP certain share option exercises which result in a tax deduction before the actual realization of the related tax benefits are not recognized until that deduction reduces taxes payable. Under IFRS, recognition of the tax deduction for share option exercises before actual realization is permitted if the other required recognition criteria are met.

The result of these differences has been to increase the total recognized assets by $11.0 million as of December 31, 2010. The increase is primarily due to the recognition of net operating loss carry-forwards related to unrealized tax deductions for share based payments occurring prior to the adoption date of IFRS, and has been partially offset by the decrease in intrinsic value of the vested portion of the share options outstanding. This change in value has been allocated to equity and the tax expense depending on the IFRS 2 charges recognized for each option, and has resulted in an increase in the expense recognized of $0.7 million, for the 52 weeks ended December 31, 2010.

(c)	Business combinations

Adjustments related to previous Zoran acquisitions (Oak Technologies in 2003, Let-it-Wave in 2008 and Microtune in 2010) include the following differences:

i.	Acquired in-process research and development (IPR&D)

Under U.S. GAAP, for acquisitions completed prior to January 1, 2009, if the definition of an intangible asset is met, IPR&D is recognized as an intangible asset at fair value, and is then immediately charged to the income statement unless it has an alternative future use. Effective January 1, 2009, IPR&D is capitalized as an intangible asset, and amortized over its useful life.

Under IFRS, if the definition of an intangible asset is met, IPR&D is recognized as an intangible asset at fair value and amortized over its estimated useful life.

At December 31, 2010 there is an adjustment to goodwill due to deferred tax liabilities previously recognized on these assets in the amount of $3.4 million, and the net book value of IPR&D assets which relate to these prior acquisitions was approximately $4.2 million. Amortization expense related to these intangible assets during the 52 weeks ended December 31, 2010 was approximately $8.4 million, which has been recognized within cost of sales due to the nature of the assets.

ii.	Let-it-Wave workforce assets

Under US GAAP applied by Zoran at the time of acquisition, it was concluded that the Let-it-Wave acquisition did not meet the criteria to be accounted for as an acquisition of a “business” since it was a start up entity and at that time had not generated any sales. Since the transaction was not accounted for as a business combination, Zoran recognized an intangible workforce asset in connection with its acquisition of Let-it-Wave of $1.3 million with no corresponding deferred tax impact.

Under IFRS, the acquisition of Let-it-Wave has been treated as a business combination. The original intangible asset has been derecognized, and the previously recorded amortization expense of $0.4 million has been reversed. Furthermore, goodwill has been recognized in respect of the difference between the consideration paid, and the fair value of net assets acquired resulting in an increase to goodwill excluding the amounts discussed in (i) of $1.3 million. The exclusion of these assets resulted in a reduction in other intangible assets of $0.2 million, representing the remaining net book value of the assets at December 31, 2010 under U.S. GAAP.

iii.	Acquired contingencies

In the acquisition of Microtune during 2010, Zoran acquired certain contingent liabilities associated with continuing investigations of Microtune’s former executives. Under U.S. GAAP, amounts acquired in business combinations for contingent liabilities are recognized at fair value, if determinable, during the measurement period. In the preliminary purchase price allocation, Zoran did not record any liability related to the contingent liabilities, as the fair value was not determinable within a reasonably possible range.

Under IFRS, a contingent liability is recognized as of the acquisition date at fair value if it (1) is a present obligation that results from a past event and (2) can be measured reliably. Under IFRS, except in extremely rare cases, it should be possible to determine a range of possible outcomes to measure a contingent liability reliably.

Based on this difference, there is no change in shareholders’ equity or in net loss of Zoran. However, a provision of $13.0 million, representing a best estimate of the fair value, has been recorded under IFRS, with a corresponding increase in the amount of goodwill acquired. The tax impact of this entry is the recording of an additional deferred tax asset in the amount $4.4 million, based on the statutory tax rate of the jurisdiction where the liability has been recorded and a corresponding reduction in the goodwill recognized. There was no movement in the liability or related deferred tax assets between the date of acquisition and December 31, 2010. The impact of the business combination adjustments is summarized below:

	Goodwill			Other intangible assets
	(in U.S.$ millions)
Provision	13.0	(iii	)	—
Reduction	(5.1)	(iii	)	—
Adjustment to goodwill	3.4	(i	)	(0.2)	(ii	)
Increase	1.3	(ii	)	4.2	(i	)

	12.6			4.0

(d)	Impairment

Under U.S. GAAP tangible and intangible long-lived assets, other than goodwill, are assessed using a two-step approach to impairment. In step 1, a recoverability test is performed by comparing the expected undiscounted future cash flow to be derived from the asset with its carrying amount. If, and only if, the asset fails the recoverability test, step 2 is triggered and the entity must record an impairment loss calculated as the excess of the asset’s carrying value over its estimated fair value which is generally calculated using discounted cash flows. Goodwill is reviewed for impairment at the reporting unit level using a two-step test that involves the comparison of the reporting unit’s fair value to its carrying amount. If the carrying amount exceeds fair value, the calculation of any impairment charge to goodwill is determined through the application of a hypothetical purchase price allocation, which includes the valuation of any unrecognized intangible assets.

Under IFRS, assets are reviewed for impairment by comparing the carrying amount to recoverable value, which is defined as the higher of fair value less costs to sell and value in use. Any excess of carrying value over the recoverable amount is recorded as an impairment. The value in use calculation involves discounting the expected future cash flows to be generated by the asset. Goodwill is assessed for impairment at a cash generating unit level or for groups of cash generating units that represent the lowest level within the entity at which goodwill is monitored for internal management purposes, which grouping may not be larger than an operating segment. An impairment loss is recognized for the excess of the carrying value of the cash generating unit or groups of cash generating units over the recoverable amount. Any impairment loss is applied first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit, except that each asset may not be reduced below its fair value.

As a result of the differences described above, previous goodwill and asset impairment charges have differed between U.S. GAAP and IFRS in respect of the Mobile cash generating unit, resulting in a net increase to goodwill of $11.3 million as compared to the amounts remaining on the books as of December 31, 2010. There were no impairment charges during the 52 weeks ended December 31, 2010 under U.S. GAAP or IFRS.

(e)	Retirement plans

Under U.S. GAAP, Zoran applied a simplified approach to the valuation of its defined benefit plan related to severance payments to Israeli employees, whereby the liability is calculated based on the salary of each employee multiplied by the years of such employee’s employment. Under IFRS, actuarial accounting has been applied, which results in, among other things, the application of a discount to future obligations and allows for estimates of future voluntary terminations. Due to the tax jurisdiction of the retirement plans, the tax impact of these plans was insignificant. The expense amount has been allocated based on the function of the employees covered by the retirement plan and resulted in a decrease of $0.1 million in each of other research and development costs and other sales, general and administrative costs respectively and a $0.5 million decrease in long-term provisions with an offsetting effect on equity.

(f)	Reclassifications

The following reclassifications have been made to conform the presentation of the consolidated balance sheet and income statement of Zoran to CSR:

i.	$1.4 million included within sales, general and administrative expense that relates to restructuring activities has been reclassified to integration and restructuring expenses, consistent with the CSR presentation;

ii.	$4.1 million included within sales, general and administrative expense that relate to acquisitions has been reclassified to acquisition-related fees, consistent with the CSR presentation;

iii.	$1.1 million included within sales, general and administrative expense that relates to a litigation settlement has been reclassified to litigation settlement, consistent with the CSR presentation;

iv.	$0.1 million of finance costs and $0.8 million of exchange gains have been reclassified from within other gains and losses, to conform with the CSR presentation;

v.	$1.8 million of assets related to software that are not considered to be integral to the related hardware has been reclassified to other intangible assets;

vi.	$4.9 million of net deferred tax assets has been reclassified as noncurrent assets consistent with CSR’s presentation;

vii.	$5.1 million related to income taxes that were included within trade and other receivables has been reclassified into corporation tax debtor consistent with CSR’s presentation;

viii.	$4.2 million related to income taxes payable, which Zoran included within trade and other payables has been reclassified into current tax liabilities consistent with CSR’s presentation;

ix.	$0.1 million included within trade and other payables has been reclassified into obligations under finance leases, consistent with CSR’s presentation; and

x.	$17.1 million related to contingent tax liabilities has been reclassified from long term payable to current tax liabilities, consistent with CSR’s presentation.

3.	Adjustments to reflect the accounting for the proposed acquisition of Zoran by CSR

a)	The components of the estimated purchase price are as follows:

	All amounts in U.S.$ (thousands)

Purchase price:
Fair value of shares issued	548,588
Fair value of stock options exchanged	46,389
Less: unvested portion of the fair value of stock options	(14,857)
Less: excess of fair value of vested stock options over the original awards	(5,110)

Aggregate purchase price		575,010

The fair value of shares issued above has been calculated assuming that all holders of the outstanding shares of Zoran common stock elect to receive CSR ADSs in exchange, however to the extent the shareholders of Zoran elect to demand and perfect their right to dissent from the merger, as discussed in “dissenters right of appraisal” they may be paid the fair value of such shares instead of cash. See footnote (g) for additional information regarding the fair value of shares issued and options used in the determination of the purchase price.

The preliminary purchase price allocation to assets acquired and liabilities assumed is as follows:

	Book value of net assets acquired (1)	Adjustments (2)			Fair value
		(in U.S.$ thousands)
Other intangible assets	39,490	115,845	(b	)	155,335
Property, plant and equipment	15,124	—			15,124
Goodwill	44,104	(44,104)			—
Other non-current assets	102,313	(37,060)	(c	)	65,253
Current assets	349,682	12,515	(d	)	362,197
Current liabilities	(84,497)	1,641	(e	)	(82,856)
Non-current liabilities	(33,948)	2,054	(f	)	(31,894)

Net assets acquired	432,268	50,891			483,159
Aggregate purchase price					(575,010)

Goodwill(3)					91,851

Less Previously existing Goodwill					(44,104)

Adjustment to Goodwill					47,747

(1)	Represents the carrying value of net assets acquired under IFRS as at December 31, 2010, and is derived from Note 2, Zoran reconciliation to IFRS.
(2)	Represents the amount required to adjust the book value of net assets acquired to their estimated fair values. For additional information regarding these adjustments, refer to notes (c)—(j) below.
(3)	Represents goodwill arising on the acquisition as a result of the excess aggregate purchase price over the fair value of net assets acquired.

Costs incurred in connection with the acquisition are expected to be approximately $21.4 million of which nil has been expensed for the 52 weeks ended December 31, 2010, $10.6 million is expected to be allocated to share issuance costs and $10.8 million will be expensed as incurred in the year ending December 31, 2011

b)	The estimated fair values of intangible assets established in purchase accounting by type are included below:

All amounts in U.S.$ (thousands)

Fair value of intangible assets acquired:
Acquired in-process research and development	21,800
Developed and core technology	59,300
Customer relationships	65,700
Trade names	6,700

153,500
Less: book value of intangible assets acquired, excluding software	(37,655)

Fair value adjustment	115,845

c)	Deferred tax assets in the amount of $3.3 million have been recorded related to the expected future tax deduction for replacement share-based payment awards issued in connection with the transaction.

Additionally a reduction in net deferred tax assets in the amount of $40.3 million has been recorded due to the recognition of a deferred tax liability on the fair value adjustments for the intangible assets described in (b) above.

Section 382 of the U.S. Internal Revenue Code generally imposes an annual limitation on the amount of net operating loss carryfowards that might be used to offset taxable income when a corporation has undergone significant changes in share ownership. As a result the change in share ownership as proposed by this transaction could put limitations on the availability of Zoran’s net operating loss carryforwards in the future. A section 382 analysis will be performed upon the closing of the proposed transaction.

d)	The $12.5 million adjustment relates to the step up in fair value of inventory, as compared to the carrying value. The adjustment made primarily relates to the assumed profit attributable to past production effort, less costs expected to dispose of the inventory to align with IFRS 3 as applied by CSR. There is no corresponding effect in the pro forma statement of income, as there will be no significant continuing impact.

e)	Zoran defers the recognition of revenue and the related costs of revenue on shipments to distributors that have rights of return and price protection privileges on unsold products until the products are sold by the distributor to its customers. When an acquirer recognizes a legal performance obligation related to a revenue arrangement of an acquired entity, the amount assigned to that liability should be based on its fair value at the date of acquisition. Adjustments reduce deferred revenue by $1.6 million to reflect the balances at fair value. There is no corresponding effect in the unaudited pro forma condensed statement of income, as there will be no significant continuing impact on the Combined Company.

f)	Zoran recognises a liability for deferred long-term rent. An adjustment of $2.1 million has been made to remove this liability since its fair value is $nil, to align with IFRS 3 as applied by CSR. There is no corresponding effect in the unaudited pro forma condensed statement of income, as there will be no significant continuing impact on the Combined Company.

g)	Adjustments to the equity balance consist of the following:

	Share capital	Share premium and other reserves	Retained earnings
	(in U.S.$ thousands)
Elimination of Zoran historical equity	(49)	(856,644)	424,425
Newly issued equity	146	548,442	—
Fair value of share based payment awards exchanged(1)	—	46,389	—
Less: unvested portion of the fair value of share based payment awards(2)	—	(14,857)	—
Less: excess of fair value of vested share based payment awards over the original awards(3)		—	(5,110)
Share issuance costs (Note 3(a))	—	(10,531)	(10,822)

Net assets acquired	97	(287,201)	408,493

(1)	The consideration to purchase Zoran will be funded through the issuance of shares based on the exchange of 0.4625 of a CSR ADS which is equivalent to 1.85 CSR ordinary shares for each issued and outstanding share of common stock of Zoran. Each CSR ADS represents four CSR ordinary shares. The number of CSR ADSs expected to be exchanged is 22,735,225, which is based upon the number of issued and outstanding shares of common stock of Zoran as of March 30, 2011, multiplied by the exchange ratio of 0.4625. Based on a nominal value of the CSR ordinary shares underlying CSR ADSs of £0.001 and a USD/GBP exchange rate of $1.6082 = £1.00, $146,251 of consideration represents nominal value with the remainder being share premium.
(2)	Each issued and outstanding option to acquire shares of Zoran common stock issued under any share-based payment plan of Zoran, whether vested or unvested, will be converted into an option exercisable for a number of CSR ADSs shares equal to the product of the number of shares of Zoran’s common stock previously subject to the Zoran stock option and 0.4625, rounded down to the nearest whole share and with an exercise price based upon the aggregate exercise price of such option divided by the number of CSR ADS shares for which such converted share option shall be exercisable. In addition, each issued and outstanding restricted stock unit with respect to shares of common stock granted by Zoran, whether vested or unvested, will be converted into a restricted share unit in respect of a number of CSR ADS shares equal to the product of the number of shares of Zoran’s common stock previously subject to the Zoran restricted stock unit and 0.4625, rounded down to the nearest whole share. The fair value of the unvested portion of awards at the exchange date will be recognized as share-based payment expense post acquisition over the remaining term of the awards.

The fair value of stock options exchanged has been determined using a Black-Scholes option pricing model, utilizing assumptions about the options’ expected lives, volatility of CSR ADSs, interest rates and dividend yields. The assumptions used include the following:

CSR share price	£3.75	(i)
U.S. dollar/GBP exchange rate	1.6082	(i)
Expected volatility	57%
Expected life	0.01-4.85	(ii)
Risk free rate	2.8%
Expected dividends	1.6%

(i)	Represents the share price published on the Daily Official List of the London Stock Exchange as of March 30, 2011 and the USD / GBP exchange rate
(ii)	Represents the expected remaining term of the options, which can vary significantly based on original grant date, as the replacement awards will be issued with the same terms as the original awards.

Based on these inputs, the fair value of CSR’s share options awarded is calculated to be $46.4 million, of which $14.9 million will not have vested at the estimated date of the merger.

(3)	Certain non-recurring charges of $5.1 million, which represents the incremental value of replacement share-based awards issued in connection with the acquisition, have been reflected as an adjustment to retained earnings as of the date of acquisition. These charges have not been reflected in the unaudited pro forma condensed consolidated income statement because they relate directly to the acquisition and will be included in CSR’s income statement in the 12 months following the acquisition.

h)	Represents the differential in amortization expense associated with intangible assets recorded in purchase accounting, and the corresponding income tax benefit. The differential in amortization expense is calculated as follows:

	Weighted average estimated useful life (years)	Fair value	Amortization charge
	(In $, thousands)
Acquired in-process research and development	5.0	21,800	4,360
Developed and core technology	7.8	59,300	7,603
Customer relationships	7.1	65,700	9,254
Trade names	5.0	6,700	1,340

Net assets acquired		153,500	22,557

	Reversal of historical expense	Amortization of assets in purchase accounting	Pro forma adjustment
	(in US$ thousands)
Cost of sales	(8,350)	(9,254)	(904)
Research and development expenses	—	(4,360)	(4,360)
Sales, general and administrative expenses	(698)	(8,943)	(8,245)

Net assets acquired	(9,048)	(22,557)	(13,509)

An average increase/decrease in the useful lives of the intangibles by 1 year would decrease/increase the amortization expense by $2.4 million and $4.1 million respectively.

i)	Represents the differential in share-based compensation expense assuming the merger took place at the start of the period.

	Reversal of Zoran historical expense	Share-based compensation under new plans	Pro forma adjustment
	(in US$ thousands)
Allocated to:
Research and development expenses	(6,886)	(3,546)	3,340
Sales, general and administrative expenses	(8,685)	(5,505)	3,180

Net assets acquired	(15,571)	(9,051)	6,520

Under the terms of the merger agreement, all of Zoran’s stock options and restricted stock units (including those held by its directors and executive officers) will be assumed by CSR and “rolled over” at the effective time of the merger into options to purchase or rights to receive CSR ADSs. Specifically, each Zoran stock option and restricted stock unit that is outstanding immediately prior to the effective time will be converted automatically into an option to purchase or right to receive CSR ADSs on substantially the same terms and conditions as were applicable to such stock option or restricted stock unit immediately prior to the effective time of the merger, except that (i) the number of CSR ADSs subject to the assumed Zoran stock option or converted restricted stock unit award will be determined by multiplying the number of shares of Zoran common stock subject to the stock option or restricted stock unit award immediately prior to the effective time by the exchange ratio of 0.4625 (rounded down to the nearest whole share), and (ii) for each stock option, the per share exercise price for CSR ADSs issuable upon exercise of the assumed Zoran stock option will be determined by dividing the per share exercise price for the shares of Zoran common stock subject to the stock option immediately prior to the effective time of the merger by the exchange ratio.

The issuance of replacement awards to the employees of Zoran is an integral part of the acquisition agreement. The replacement awards will have a continuing impact on CSR, as the fair value of the unvested portion of replacement awards issued will be recognized in income over the remaining term of the awards. Accordingly, an adjustment has been made to reverse the historical compensation expense recognized by Zoran on the previously existing awards and to include the estimated compensation expense based upon the terms of the replacement awards as set out in the acquisition agreement.

j)	Represents the reversal of $9.0 million acquisition related costs during 2010, which were incurred in the historical Zoran and Microtune financial statements as these are not considered to have a continuing impact on the unaudited pro forma condensed consolidated income statement.

k)	Represents the income tax benefit recognized during the year as a result of other adjustments as follows:

a.	Due to the recognized intangible assets (as described in (c) above), CSR has recognised a tax benefit to the extent that there are tax losses available in the jurisdiction which can be utilized for this purpose. Based on the jurisdictions of the acquired intangible assets, CSR has recognised a deferred tax benefit of $7.5 million during the 52 weeks ended December 31, 2010.

b.	Due to the effect of the replacement options (as described in (i) above), CSR has recognised an additional deferred tax benefit in the amount of $1.8 million, which is based on the assumed vesting of the replacement options if the acquisition had occurred at the start of the 52 weeks ended December 31, 2010, as compared to the actual income tax benefit recognised CSR under IFRS for the same period.

c.	Due to the acquisition of Microtune by Zoran, and the associated adjusted tax basis of the Combined Company, CSR has, on a pro forma basis, recognised a tax benefit of $2.7 million which was available to offset the losses incurred by Microtune during the 11 months ended November 30, 2010.

The pro forma provision for income taxes does not reflect the amounts that would have resulted had the Combined Company filed consolidated income tax returns during the period presented.

4.	Microtune income statement for the period January 1, 2010 to November 30, 2010

The unaudited condensed Microtune income statement for the period January 1, 2010 to November 30, 2010 has been prepared in accordance with U.S. GAAP and was derived in part from the unaudited condensed consolidated income statement of Microtune for the nine months ended September 30, 2010, which is incorporated by reference in this proxy statement/prospectus, and in part was derived from the unaudited accounting records of Microtune. This income statement has been adjusted to IFRS for purposes of presentation in the unaudited pro forma condensed consolidated income statement.

5.	Other information not adjusted for

In connection with the merger, certain outside directors will receive accelerated option vesting and Zoran executive officers may become eligible to receive certain benefits under the Zoran Executive Retention and Severance Plan as noted in “The Merger—Interests of Directors and Officers of Zoran in the Merger”.

Under the terms of the Zoran Corporation 2005 Outside Directors Equity Plan, any outstanding and unvested stock options awarded to Zoran’s outside directors under the plan will become immediately exercisable in full upon the closing of the merger as noted in “The Merger—Interests of Directors and Officers of Zoran in the Merger—Treatment of Stock Options and Restricted Stock Units.”

CSR intends to return up to $240 million to CSR shareholders via an on-market share buyback program. It is under the discretion of CSR’s board of directors and subject to obtaining the necessary shareholder consents.

The unaudited pro forma condensed consolidated balance sheet and income statement do not reflect any changes in the trading position of CSR or any other changes from other transactions, other than those outlined in notes 1-4, since December 31, 2010.

INFORMATION ABOUT THE COMPANIES

CSR plc

Churchill House, Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44(0) 1223 692000

CSR is a leading provider of multifunction connectivity, audio and location platforms. CSR’s technology portfolio includes Bluetooth, GPS and GNSS, FM Radio, Wi-Fi, Audio and NFC. CSR’s customers include industry leaders in consumer electronics, mobile handsets and automotive.

CSR is headquartered in Cambridge, the United Kingdom, and has offices in Europe, Asia and North America. As at December 31, 2010, CSR employed 1,554 people in eleven countries.

CSR ordinary shares, nominal value £0.001 per share, are listed on the London Stock Exchange under the symbol “CSR.L.” CSR has applied to list the CSR ADSs on The NASDAQ Stock Market under the symbol [            ]

Zoran Corporation

1390 Kifer Road

Sunnyvale, California 94086

Phone: (408) 523-6500

Zoran is a leading provider of solutions for the digital entertainment and digital imaging markets. Zoran has pioneered high-performance digital audio and video, imaging applications, and Connect Share Entertain technologies for the digital home.

Zoran provides integrated circuits, software and platforms for digital cameras, DTVs, set-top boxes, broadband receivers (“silicon tuners”), DVDs and high definition media players, digital printers, scanners and related MFP. Zoran sells its products to original equipment manufacturers that incorporate them into products for consumer and commercial applications. Zoran also licenses certain software and other intellectual property.

On November 30, 2010, Zoran completed the acquisition of Microtune for a transaction equity value of approximately $162 million. Microtune is a pioneer in the development and deployment of silicon tuners, a technology that is complementary and synergistic to Zoran’ strategic objectives in both the set-top box and DTV markets.

Zoran is headquartered in Sunnyvale, California, with operations in Europe, Asia and Israel. As of December 31, 2010, it employed 1,532 people.

Zoran was incorporated in California in December 1981 and reincorporated in Delaware in November 1986. Zoran’s website can be found at www.zoran.com. Information contained on Zoran’s website is not incorporated by reference unless specifically referenced herein.

Shares of Zoran common stock, par value $0.001 per share, are listed on The NASDAQ Global Select Market under the symbol “ZRAN.”

Zeiss Merger Sub, Inc.

Zeiss Merger Sub, Inc. was formed on behalf and at the direction of CSR. It was incorporated in the State of Delaware on February 17, 2011 solely to participate in the merger and has never conducted any other business.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF ZORAN

The following table sets forth, as of April 7, 2011, certain information regarding the ownership of Zoran common stock by each director, named executive officer and all of Zoran’s current executive officers and directors of as a group. Unless otherwise indicated and subject to applicable community property laws, the persons named in the following table have sole voting and investment power with respect to all shares of Zoran common stock shown below.

The percentage of beneficial ownership in the table below is based upon 49,298,488 shares of Zoran common stock outstanding on April 7, 2011. For each individual, this percentage includes Zoran common stock of which such individual has the right to acquire beneficial ownership either currently or within sixty days after April 7, 2011, including, but not limited to, upon the exercise of a stock option; however, such Zoran common stock will not be deemed outstanding for the purpose of computing the percentage owned by any other individual.

	Amount and Nature of Beneficial Ownership
Name of Beneficial Owner	Number of Shares	Percentage Owned (%)
Jeffrey C. Smith(1)	4,447,500	9.02%
Levy Gerzberg, Ph.D.(2)	1,299,415	2.58%
Isaac Shenberg, Ph.D.(3)	514,202	1.03%
Karl Schneider(4)	506,890	1.02%
Arthur B. Stabenow(5)	206,796	*
James B. Owens, Jr.(6)	126,000	*
Raymond A. Burgess(7)	92,000	*
Dale Fuller(8)	50,000	*
Jon Castor(9)	10,000	*
All directors and executive officers as a group (9 persons)(10)	7,252,803	14.02%

*	Less than 1%.
(1)	Mr. Smith, as a member of Starboard Principal Co GP LLC, may be deemed the beneficial owner of the (i) 3,335,650 Shares owned by Starboard V&O Fund and (ii) 1,111,850 Shares held in the Starboard Value LP Accounts.
(2)	Consists of 203,175 shares held directly and 1,096,240 shares issuable upon exercise of options.
(3)	Consists of 18,946 shares held directly and 495,256 shares issuable upon exercise of options.
(4)	Consists of 29,515 shares held directly and 477,375 shares issuable upon exercise of options.
(5)	Consists of 64,596 shares held directly and 142,200 shares issuable upon exercise of options.
(6)	Consists of 6,000 shares held directly and 120,000 shares issuable upon exercise of options.
(7)	Consists of 2,000 shares held directly and 90,000 shares issuable upon exercise of options.
(8)	Consists of 50,000 shares held directly.
(9)	Consists of 10,000 shares held directly.
(10)	Includes an aggregate of 2,421,071 shares issuable upon exercise of options.

The following table sets forth certain information about persons Zoran knows were the beneficial owners of five percent or more of Zoran’s issued and outstanding common stock as of April 7, 2011, unless otherwise indicated in the footnotes below:

	Amount and Nature of Beneficial Ownership
Name and Address of Beneficial Owner	Number of Shares	Percentage Owned (%)
BlackRock, Inc., LLP(1) 40 East 52nd Street New York, New York 10022	5,068,736	10.28%
Jeffrey C. Smith Starboard Value LP(2) C/O Steven Wolosky, ESQ 599 Lexington Avenue, 20th Floor New York, New York 10022	4,447,500	9.02%
Pzena Investment Management LLC(4) 120 West 45th Street 20th Floor New York, New York 10036	2,943,233	5.97%
Dimensional Fund Advisors LP(3) Palisades West, Building One 6300 Bee Cave Road Austin, Texas 78746	2,880,970	5.85%

(1)	Based on information contained in a Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 10, 2011. BlackRock, Inc. is a parent holding company for subsidiaries. BlackRock, Inc. has sole voting and dispositive power with respect to the reported shares.
(2)	Based on information contained in an amended Schedule 13D/A filed on April 5, 2011, by Starboard Value LP. According to the Schedule 13D/A, as of the close of business on April 4, 2011, (i) Starboard Value and Opportunity Fund LTD had beneficial ownership and voting and dispositive control of 3,335,650 shares, (ii) Starboard Value LP had beneficial ownership and voting and dispositive control of 1,111,850 shares, and as the investment manager of Starboard Value and Opportunity Fund LTD, may be deemed the beneficial owner of the 3,335,650 shares owned by Starboard Value and Opportunity Fund LTD, (iii) Starboard Value GP LLC, as the general partner of Starboard Value LP may be deemed to have beneficial ownership and voting and dispositive control over the shares beneficially owned by Starboard Value LP and Starboard Value and Opportunity Fund Ltd, (iv) Starboard Principal Co LP, as a member of Starboard Value GP LLC, may be deemed to have beneficial ownership and voting and dispositive control over the shares beneficially owned by Starboard Value LP and Starboard Value and Opportunity Fund Ltd, and (v) Starboard Principal Co GP LLC, as the general partner of Starboard Principal Co LP, may be deemed to have beneficial ownership and voting and dispositive control over the shares beneficially owned by Starboard Value LP and Starboard Value and Opportunity Fund Ltd. In addition, as the managing members of Starboard Principal Co GP LLC, each of Peter A. Feld, Mark Mitchell and Jeffrey C. Smith, may each be deemed to share beneficial ownership and voting and dispositive control of the shares beneficially owned by Starboard Value LP.
(3)	Based on information contained in a Schedule 13 G filed on February 11, 2011 with the SEC, Pzena Investment Management LLC owns more than 5% of the class. Pzena Invesment Management LLC has sole voting power with respect to 2,430,789 shares and sole dispositive power with respect to 2,943,233 shares.
(4)	Based on information contained in a Schedule 13G/A filed by Dimensional Fund Advisors LP with the SEC on February 11, 2011. Dimensional Fund Advisors LP disclaims beneficial ownership of all such securities. Dimensional Fund Advisors, Inc. acts as investment advisor or manager to certain investment companies, trusts and accounts, none of which, to the knowledge of Dimensional Fund Advisors, Inc., owns more than 5% of the class. Dimensional Fund Advisors LP has sole voting power with respect to 2,802,966 shares and sole dispositive power with respect to 2,880,970 shares. The address of Dimensional Fund Advisors, Inc. is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas, 78746.

MATERIAL TAX CONSEQUENCES

Material U.S. Federal Income Tax Consequences of the Merger

General

The following is a summary of the anticipated material U.S. federal income tax consequences of the merger and the ownership of CSR ADSs to U.S. holders (as defined below) of Zoran common stock. This discussion is for general information only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders of Zoran common stock in light of their personal investment or tax circumstances. This discussion does not apply to U.S. holders who acquired Zoran common stock pursuant to the exercise of options or warrants or otherwise as compensation, or to U.S. holders subject to special tax rules, including, without limitation, banks, insurance companies, tax-exempt entities, financial institutions, regulated investment companies, partnerships, S-corporations, other pass-through entities, broker-dealers, persons holding Zoran common stock as part of a hedging, conversion, or constructive sale transaction or as part of a “straddle,” U.S. expatriates, and persons subject to the alternative minimum tax. This discussion does not discuss U.S. tax consequences to any person that is a non-U.S. holder (as defined below) or to any U.S. holder having a functional currency other than the U.S. dollar. In addition, it does not discuss the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger, whether or not in connection with the merger. Furthermore, this discussion does not discuss U.S. federal estate or gift tax laws or tax consequences under the laws of any state, local or foreign jurisdiction.

Please consult your own tax advisor as to the specific tax consequences of the merger and the ownership of CSR ADSs, including the applicable U.S. federal, state, local and foreign tax consequences to you of the merger and the ownership of CSR ADSs.

As used in this discussion, a “U.S. holder” means a holder of Zoran common stock or CSR ADSs who holds such stock and ADSs as capital assets within the meaning of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation organized under the laws of the United States, any State thereof or the District of Columbia, (iii) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (iv) any person that is subject to U.S. federal income tax on its worldwide income. As used herein, a “non-U.S. holder” refers to any holder of Zoran common stock or CSR ADSs (other than a partnership) who is not a “U.S. holder.”

The discussion set forth herein is based on the Code, applicable Department of Treasury regulations, judicial authority, and administrative rulings, all as of the date of this proxy statement/prospectus, and all of which are subject to change, possibly with retroactive effect. To the extent this discussion and the discussions under the heading “Material U.S. Federal Income Tax Consequences of Owning CSR ADSs” constitute summaries of U.S. federal income tax laws or legal conclusions with respect thereto, they represent the opinions of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to CSR, and Jones Day, counsel to Zoran.

It is a condition to the completion of the merger that Zoran and CSR each receive an opinion from its respective counsel that for U.S. federal income tax purposes, (i) the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) no gain will be recognized by stockholders of Zoran upon the exchange of Zoran common stock for ADSs in the merger (other than a Zoran stockholder who is a “five-percent transferee shareholder” within the meaning of the rules under Treasury Regulations Section 1.367(a)-3(c) and who does not file the agreement with the U.S. Internal Revenue Service, or the IRS as described in Treasury Regulations Section 1.367(a)-3(c)(l)(iii)(B)). Each counsel’s opinion will be based on representations and covenants noted in the opinion (including representations and covenants regarding the absence of changes in existing facts and that the merger will be completed in accordance with this proxy statement / prospectus and the merger agreement) and including representations contained in letters of Zoran and

CSR to be delivered at the time of the merger. Neither Zoran nor CSR intends to waive the receipt of its counsel’s opinion as a condition to the completion of the merger, and neither Zoran nor CSR will waive the receipt of its counsel’s opinion as a condition to the completion of the merger without recirculating this document in order to resolicit stockholder approval. None of the tax opinions, this discussion or the discussion under the heading “Material U.S. Federal Income Tax Consequences of Owning CSR ADSs” are binding on the IRS, or the courts. In addition, neither CSR nor Zoran intends to request a ruling from the IRS with respect to the merger. Future legislative, judicial, or administrative changes or interpretations, which may or may not be retroactive, or the failure of any such factual representation to be true, correct and complete in all material respects, or the breach of any of the covenants, may adversely affect the accuracy of the statements and conclusions described in this proxy statement/prospectus.

Each counsel presently intends to deliver at the closing of the merger an opinion that satisfies the requirements set forth in the prior paragraph, and it is assumed for purposes of the remainder of the discussion in this section that each counsel will deliver such an opinion.

Material U.S. Federal Income Tax Consequences of the Merger

For U.S. federal income tax purposes, (i) the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) no gain will be recognized by stockholders of Zoran upon the exchange of Zoran common stock for ADSs in the merger (other than a Zoran stockholder who is a “five-percent transferee shareholder” within the meaning of the rules under Treasury Regulations Section 1.367(a)-3(c) and who does not file the agreement with the IRS as described in Treasury Regulations Section 1.367(a)-3(c)(l)(iii)(B)). Accordingly:

•

A U.S. holder of Zoran common stock will not recognize income, gain or loss upon such U.S. holder’s receipt of CSR ADSs in exchange for such U.S. holder’s Zoran common stock in the merger, except with respect to cash that is received instead of fractional CSR ADSs;

•

The aggregate tax basis of the CSR ADSs received by a U.S. holder in the merger, including fractional shares for which cash is ultimately received, will be the same as the aggregate tax basis of the Zoran common stock exchanged therefor; and

•	The holding period for CSR ADSs that a U.S. holder receives in the merger will include the holding period of the Zoran common stock exchanged therefor.

If a U.S. holder acquired different blocks of Zoran common stock at different times and at different prices, such U.S. holder’s tax basis and holding period in the CSR ADSs will be determined by reference to each block of Zoran common stock.

If a U.S. holder receives cash instead of a fractional CSR ADS, such U.S. holder will generally recognize capital gain or loss equal to the difference, if any, between such U.S. holder’s tax basis in the fractional CSR ADSs (as described above) and the amount of cash received. If a U.S. holder actually or constructively owns CSR ADSs before the merger and the distribution of cash to such U.S. holder has the effect of the distribution of a dividend, some or all of the cash received could be taxed as dividend income. U.S. Holders should consult their tax advisors regarding the treatment of cash instead of fractional shares.

If the merger were to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code, a U.S. holder of Zoran common stock would recognize taxable gain or loss on the merger equal to the difference between the fair market value of the CSR ADSs received in the merger and such U.S. holder’s tax basis in the Zoran common stock surrendered in the merger. Such gain or loss would be capital gain or loss and would be long-term capital gain or loss if such U.S. holder’s holding period for such U.S. holder’s Zoran common stock is greater than one year. Long-term capital gain of non-corporate stockholders is subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Five Percent Transferee Shareholders

A U.S. holder of Zoran common stock who is a five-percent transferee shareholder, as defined in regulations promulgated by the Department of Treasury under Section 367(a) of the Code, with respect to CSR after the merger will qualify for non-recognition treatment as described in this proxy statement/prospectus only if such U.S. holder files a “gain recognition agreement,” as defined in such regulations, with the IRS. Any U.S. holder of Zoran common stock who will be a five-percent transferee shareholder with respect to CSR after the merger is urged to consult with his or her tax advisor concerning the decision to file a gain recognition agreement and the procedures to be followed in connection with that filing.

Backup Withholding

Non-corporate Zoran stockholders may be subject to backup withholding on cash payments received instead of fractional CSR ADSs. Backup withholding will not apply, however, to a stockholder who:

•

furnishes a correct taxpayer identification number and certifies, under penalties of perjury, that such holder is not subject to backup withholding on a Form W-9, and otherwise complies with applicable requirements of the backup withholding rules;

•	is a corporation or otherwise exempt from backup withholding and, when required, demonstrates this fact; or

•	provides a certification of foreign status on Form W-8BEN or other applicable form.

A stockholder who fails to provide the correct taxpayer identification number on Form W-9 may be subject to penalties imposed by the IRS. CSR will provide a Form W-9 to you after the merger. Any amount withheld under these rules will be credited against the shareholder’s U.S. federal income tax liability.

Reporting Requirements

Certain significant Zoran stockholders (generally those who own at least five percent of Zoran) may be required to attach a statement to their tax returns for the taxable year in which the merger is completed that contains the information set forth in Section 1.368-3(b) of the U.S. Treasury Department regulations. The statement attached by such Zoran stockholder would include such stockholder’s tax basis in the Zoran common stock surrendered and a description of the CSR ADSs received in the merger. Zoran stockholders are urged to consult their own tax advisors as to the necessity of attaching such a statement to their tax returns.

Material Israeli Tax Consequences of the Merger

As a consequence of the merger, holders of Zoran’s stock will be treated as having sold their Zoran’s stock in the merger. Because of Zoran’s substantial operations in Israel, the Israeli Tax Authority may view Zoran as an Israeli company for tax purposes. When an Israeli company is sold, regardless of whether the consideration in the sale is cash or stock, its stockholders may be subject to Israeli taxation at the rate of 20% for individuals and 24% for corporations. Zoran believes, however, that certain exemptions from Israeli capital gains may apply to certain holders of Zoran’s stock under relevant tax treaties with Israel or under certain provisions of Israeli tax law.

Zoran has filed a request for tax rulings from the Israeli Tax Authority with respect to (i) the application of Israeli tax withholding to payments of consideration in the merger to stockholders and (ii) the application of Israeli tax withholding and other Israeli tax treatment applicable in respect of the merger to holders of Zoran stock options, RSUs and common stock issued to certain employees. While Zoran believes it will likely receive such rulings, there can be no assurance that such rulings will be granted. The Israeli tax withholding consequences of the merger to Zoran stockholders and holders of Zoran stock options and RSUs may vary depending upon the particular circumstances of each stockholder, holder of Zoran stock options or RSUs, as applicable, and the final tax rulings issued by the Israeli Tax Authority. To the extent that tax is withheld on payments to U.S. taxpayers, it is possible that such withheld taxes may not be able to be credited against such taxpayers’ U.S. income tax liability.

If Zoran does not receive a ruling or exemption certificate from the Israeli Tax Authority, Zoran’s stockholders will be subject to Israeli tax withholding at the rate of 20% (for individuals) and 24% (for corporations) on the gross consideration received in the merger. In such event, CSR or the exchange agent would withhold and deduct from the CSR ADSs to which such stockholder is entitled to pursuant to the merger agreement, such number of CSR ADSs with a value equal to 20% or 24% of the gross consideration received in the merger by such stockholder, as applicable, from the total number of CSR ADSs to which such stockholder is otherwise entitled to receive.

You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the merger to you.

The tax ruling requested by Zoran in respect of Zoran stockholders, if obtained, may provide, among other things, that:

•

consideration to eligible Israeli brokers or Israeli financial institutions holding shares of Zoran common stock solely on behalf of beneficial stockholders, who (i) acquired their shares of Zoran common stock on or after Zoran’s initial public offering on The NASDAQ Stock Market in 1995, and (ii) are not five percent stockholders, referred to herein as eligible stockholders, will not be subject to Israeli tax withholding, and the relevant Israeli broker or Israeli financial institution will withhold Israeli tax, if any, as required by Israeli law; and

•

consideration to eligible stockholders, who certify that they are non-Israeli residents for purposes of the Israeli Income Tax Ordinance (New Version), 1961, as amended, referred to herein as the ITO, will not be subject to Israeli tax withholding.

Zoran also requested that the tax ruling provide that the consideration received by eligible stockholders who are Israeli residents will not be subject to Israeli tax withholding.

For purposes of the tax ruling mentioned above, a five percent stockholder means a stockholder who holds or is entitled to purchase, directly or indirectly, alone or together with a “relative” of such stockholder, one of the following:

•	at least five percent of the issued and outstanding Zoran stock;

•	at least five percent of the voting rights of Zoran;

•	the right to receive at least five percent of Zoran’s profits or its assets upon liquidation; or

•	the right to appoint a manager/director.

For Israeli tax purposes, a “relative” of a person is defined as the spouse, brother, sister, parents, grandparents, descendants and the descendants of the spouse of such person, and the spouse of any of the foregoing.

The determination of whether a person is deemed a “resident of Israel” may be based on a Declaration of Status form for Israeli Tax Purposes, to be completed by each stockholder. If so required by the tax ruling, a form of such Declaration of Status shall be provided to each stockholder.

Stockholders who are not entitled to an exemption from Israeli tax withholding under the above mentioned tax ruling may nonetheless be entitled to separately obtain from the ITA a certificate of exemption from withholding or an individual tax ruling providing for no withholding or withholding at a reduced rate. CSR or the exchange agent is required to withhold Israeli tax in accordance with a valid exemption certificate or tax ruling (as determined in CSR’s or the exchange agent’s discretion) that is provided to them at least three business days prior to the date of the applicable payment.

Payments to be made to Zoran stockholders not covered by a tax ruling or exemption certificate will be subject to Israeli tax withholding at the fixed rate of 20% for individuals and 24% for corporations on the gross consideration received in the merger. Similarly, if no tax ruling or exemption certificate is obtained, Zoran stockholders will be subject to Israeli tax withholding at the fixed rate of 20% for individuals and 24% for corporations on the gross consideration received in the merger. In either such event, CSR or the exchange agent will withhold and deduct from the CSR ADSs to which such stockholder is entitled to pursuant to the merger agreement, such number of CSR ADSs with a value equal to 20% or 24% of the gross consideration received in the merger by such stockholder, as applicable, from the total number of CSR ADSs to which such stockholder is otherwise entitled to receive.

Stockholders who received or acquired their Zoran shares or were granted options under one or more of the Zoran stock incentive plans, or otherwise as compensation for employment or services provided to Zoran, may be subject to different tax rates.

Following the execution of the merger agreement Zoran filed a request for a tax ruling from the Israeli Tax Authority with respect to the tax withholding and other Israeli tax treatment applicable in respect of the merger to holders of Zoran stock options, RSUs and common stock subject to Section 102 of the ITO.

The tax ruling requested by Zoran in respect of holders of Zoran stock options, RSUs and common stock subject to Section 102 of the ITO, if obtained, would confirm, among other things that:

•	the assumption of the stock options and RSUs of Zoran shall not be subject to any Israeli tax withholding at closing; and

•

the statutory holding period with respect to Zoran stock options, RSUs and common stock subject to Section 102 of the ITO will continue uninterrupted from the original date of grant and will not recommence as a result of the transactions contemplated by the merger agreement; provided that the consideration paid to the holders of such stock options, RSUs and common stock is deposited with the trustee appointed by Zoran’s Israeli subsidiary, in accordance with Section 102 of the ITO, for the duration of the statutory holding period.

The Israeli tax rulings mentioned above may not be obtained or may contain such provisions, terms and conditions as the Israeli Tax Authority may prescribe, which may be different from those detailed above.

Each Zoran stockholder should consult his, her or its own tax advisors to determine the Israeli tax withholding consequences applicable to that holder as a result of the merger.

Material U.S. Federal Income Tax Consequences of Owning CSR ADSs

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to U.S. holders owning stock of a passive foreign investment company, or PFIC. A foreign corporation generally will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive income). Based upon current projections of the Combined Company’s holdings of cash and liquid assets such as bank deposits and marketable securities (all of which are “passive” assets for these purposes) and CSR’s current share price (which affects the valuation of certain assets including goodwill), CSR believes that it did not qualify as a PFIC for U.S. federal income tax purposes with respect to the taxable year ended December 31, 2010, and CSR does not believe that it will qualify as a PFIC for its taxable year ending December 31, 2011. However, the determination of whether a company is a PFIC is highly factual, and will depend, among other things, upon CSR’s share price and future financial performance. Accordingly, neither Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to CSR, nor Jones Day, counsel to Zoran, express any opinion as to CSR’s status as a PFIC for U.S. federal income tax purposes. CSR will notify U.S. holders of ordinary shares if it determines that it is a PFIC for a given taxable year.

If CSR were classified as a PFIC for any taxable year during which U.S. holders hold CSR ADSs, U.S. holders would be subject to special, adverse rules unless, as described below, they make either a “QEF” election or a “mark-to-market” election with respect to their CSR ADSs. Absent such an election, U.S. holders’ gain from the sale or other disposition of CSR ADSs and “excess distributions” received from CSR would be ordinary income. Such income would be taxed as if the gain or excess distribution had been realized ratably over the U.S. holders’ holding period and would be increased by an interest charge with respect to underpayments of tax as if the ratable portion of the gain or excess distribution with respect to a given prior taxable year had been subject to tax in such year. An excess distribution generally would be any distribution to a U.S. holder with respect to CSR ADSs during a single taxable year that is greater than 125% of the average annual distributions received by such U.S. holder with respect to CSR ADSs during the three preceding taxable years or, if shorter, during his or her holding period with respect to the CSR ADSs. For these purposes, gifts, exchanges pursuant to corporate reorganizations, and pledges of CSR ADSs for use as a security for a loan may be treated as taxable dispositions.

U.S. holders who make neither a mark-to-market election nor a QEF election will be required to file an IRS Form 8621 if they own CSR ADSs in any year in which CSR is a PFIC and they receive a distribution from CSR or dispose of their CSR ADSs (and will also be required to file this form to make certain elections with respect to their CSR ADSs).

Mark-to-Market Election. If CSR ADSs are considered to be traded on a “qualified exchange or other market,” U.S. holders would not be subject to the foregoing PFIC taxation rules if they make a “mark-to-market” election with respect to their CSR ADSs. Although the determination of whether shares are traded on a “qualified exchange or other market” is factual and there is no specific authority that designates certain non-U.S. exchanges as “qualified exchanges,” CSR expects that U.S. holders of CSR ADSs will be able to make this election. However, no assurance can be provided in this regard. After making such an election, U.S. holders generally would include as ordinary income in each year during which the election is in effect and during which CSR is a PFIC the excess, if any, of the fair market value of CSR ADSs at the end of the taxable year over their adjusted basis in such CSR ADSs. U.S. holders also would be allowed to take an ordinary loss in respect of the excess, if any, of their adjusted basis in CSR ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). U.S. holders’ tax basis in CSR ADSs would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years in which CSR is a PFIC unless the CSR ADSs were not considered to be traded on a “qualified exchange or other market” or the IRS consented to the revocation of the election. For any year for which CSR is not a PFIC, the mark-to-market election is inoperative. U.S. holders make the mark-to-market election on IRS Form 8621, which must be filed along with their tax return for the taxable year for which the election is to take effect on or before the due date for such return (including extensions). U.S. holders who decide to make the mark-to-market election are advised to make the election for the first taxable year for which CSR is a PFIC. U.S. holders must report income and loss with respect to the election for each year for which CSR is a PFIC on IRS Form 8621.

QEF Election. The PFIC taxation rules outlined above also would not apply to U.S. holders that elect to treat CSR as a “qualified electing fund” or “QEF.” U.S. holders that are eligible for and timely make a QEF election, would include in income each year for which CSR is a PFIC (and would be subject to current U.S. federal income tax on) their pro rata share of CSR’s ordinary earnings, as ordinary income, and net capital gains, as long-term capital gain, for the taxable year that ends with or within their taxable year, regardless of whether such amounts are actually distributed. Any such ordinary income would not be eligible for the favorable rates applicable to qualified dividend income. Corporate U.S. holders would not be eligible for a dividends received deduction in respect of such income or gain. U.S. holders’ adjusted tax basis in CSR ADSs would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in U.S. holders’ adjusted tax basis in CSR ADSs and would not be taxed again. U.S. holders would not, however, be entitled to a deduction for their pro rata share of any losses that CSR incurred with respect to any year.

U.S. holders may only make a QEF election if CSR provides them with the information needed to determine CSR’s ordinary earnings and net capital gains. If it is a PFIC, CSR will provide U.S. holders with the information that is necessary in order to make a QEF election and to report their shares of ordinary earnings and net capital gains for each year for which CSR is a PFIC. CSR has had substantial taxable income in prior years, and may have taxable income in [2011] or any future year in which it may be a PFIC. As CSR historically has not made cash distributions with respect to its ordinary shares, U.S. holders may be taxed on significant “phantom” income if they make a QEF election (although this could be subject to change depending on whether CSR makes future distributions with respect to its ordinary shares). A U.S. holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but any taxes deferred would be subject to an interest change. For any year for which CSR is not a PFIC, the QEF election would be inoperative. If U.S. holders make a QEF election, they would generally recognize capital gain or loss on the sale, exchange or other disposition of CSR ADSs. The QEF election is made by each U.S. holder, and can only be revoked with the consent of the IRS. U.S. holders make the QEF election on IRS Form 8621, which must be filed along with their tax return for the first taxable year to which the election will apply on or before the due date for such return (including extensions). U.S. holders who decide to make the QEF election are advised to make the election for the first taxable year for which CSR is a PFIC. A U.S. holder also must file Form 8621 with the IRS for each subsequent year that the election is in effect.

U.S. holders cannot make both a mark-to-market election and a QEF election.

U.S. holders are urged to consult their own tax advisors concerning the potential application of the PFIC rules to their ownership and disposition of CSR ADSs, including the availability and advisability of making a mark-to-market or QEF election.

Taxation of Dividends

Subject to the passive foreign investment company rules described above, for U.S. federal income tax purposes, a U.S. holder will generally include in gross income the amount of any dividend paid by CSR to the extent paid out of CSR’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, as ordinary income when the dividend is actually or constructively received by the U.S. holder. Individual U.S. holders currently are taxed at a maximum rate of 15% on dividends received from “qualified foreign corporations,” provided the U.S. holders satisfy certain holding period and other requirements. In order to be treated as a “qualified foreign corporation,” CSR must be eligible for benefits of the United States income tax treaty with the United Kingdom. Although CSR believes that it is currently eligible for such treaty benefits, there can be no assurance that this will be the case for any taxable year. Further, individual U.S. holders will not be eligible for the reduced rates of dividend taxation if CSR is a PFIC for the taxable year of the dividend payment or the preceding taxable year. Corporate U.S. holders will be taxed on dividends received from CSR at a 35% tax rate. Dividends generally will be income from sources outside of the United States for foreign tax credit limitation purposes, and generally will not be eligible for the dividends-received deduction that is allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of CSR’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the CSR ADSs and thereafter as capital gain.

The amount of the dividend includible in the income of a U.S. holder will be the U.S. dollar value of the dividend determined at the spot rate on the date that dividend is includible in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars at such time. A U.S. holder will have a basis in any GBP distributed by CSR equal to the U.S. dollar value of the GBP on the date it is actually or constructively received by the U.S. holder. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date that payment is converted into U.S. dollars will be treated as ordinary income or loss.

Taxation of Capital Gains

Subject to the PFIC rules described above, upon a sale or other disposition of CSR ADSs, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in the CSR ADSs. Gain or loss recognized will be long-term capital gain or loss with respect to CSR ADSs held for more than 12 months at the time of the sale or other disposition and any gain recognized generally will be income from sources within the United States for foreign tax credit limitation purposes.

Backup Withholding and Information Reporting

In general, dividend payments with respect to CSR ADSs and proceeds from the sale or other disposition of CSR ADSs made (or deemed made) within the United States may be subject to information reporting to the IRS and U.S. backup withholding (currently at a rate of 28%). Backup withholding will generally not apply to a holder who:

•

furnishes a correct taxpayer identification number and certifies, under penalties of perjury, that such holder is not subject to backup withholding on a Form W-9, and otherwise complies with applicable requirements of the backup withholding rules;

•	is a corporation or otherwise exempt from backup withholding and, when required, demonstrates this fact; or

•	provides a certification of foreign status on Form W-8BEN or a successor form.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided the holder furnished the required information to the IRS.

Material U.K. Tax Consequences of Owning CSR ADSs

The following paragraphs summarize the material U.K. tax consequences for investors who are not resident or, in the case of individuals, not ordinarily resident in the U.K. for U.K. tax purposes (including U.S. investors who are not resident or, in the case of individuals, not ordinarily resident in the U.K. for U.K. tax purposes) regarding ownership and disposal of CSR ADSs.

The following statements do not constitute tax advice and are intended only as a general guide to current U.K. law and HM Revenue & Customs published practice (which are both subject to change at any time and possibly with retrospective effect). They relate only to certain limited aspects of the U.K. taxation of holders of CSR ADSs and are intended to apply only to persons who are not resident or, in the case of individuals, not ordinarily resident in the U.K. for U.K. tax purposes, who hold their CSR ADSs as investments and who for U.K. tax purposes are the absolute beneficial owners of their CSR ADSs. They may not apply to certain holders of CSR ADSs, such as dealers in securities, insurance companies and collective investment schemes, holders of CSR ADSs who are exempt from U.K. taxation and holders of CSR ADSs who have (or are deemed to have) acquired their CSR ADSs by virtue of an office or employment. Such persons may be subject to special rules. Any person who is in any doubt as to his or her tax position, or who is subject to taxation in any jurisdiction other than the U.K., should consult his or her professional advisor without delay.

The following statements assume that beneficial ownership of a CSR ADS represents beneficial ownership of the underlying CSR ordinary shares.

Taxation of Distributions

Under current U.K. tax law, CSR will not be required to withhold tax at source from dividend payments it makes.

A holder of CSR ADSs who is not resident or, in the case of individuals, ordinarily resident in the U.K. for U.K. tax purposes should not, in general, be subject to U.K. income tax or U.K. corporation tax on dividends from CSR, as long as the relevant holder of CSR ADSs does not carry on a trade, profession or vocation in the U.K. through a branch, agency or, in the case of a corporate holder of CSR ADSs, permanent establishment in connection with which its CSR ADSs are held. Holders of CSR ADSs who are resident or, in the case of individuals, ordinarily resident in the U.K. or holders of CSR ADSs whose CSR ADSs are held in connection with a branch, agency or, in the case of a corporate holder of CSR ADSs, permanent establishment through which that holder of CSR ADSs carries on a trade, profession or vocation in the U.K. are encouraged to consult appropriate professional advisors.

Taxation of chargeable gains

Subject to the provisions summarized below in relation to temporary non-residents, holders of CSR ADSs who are not resident or, in the case of individuals, ordinarily resident in the U.K. for U.K. tax purposes and who are not carrying on a trade, profession or vocation in the U.K. through a branch or agency or, in the case of a corporate holder of CSR ADSs, permanent establishment in connection with which their CSR ADSs are held will not generally be subject to U.K. tax on chargeable gains as a consequence of the disposal of their CSR ADSs.

However, a non-U.K. resident individual holder of CSR ADSs may be liable to U.K. tax on chargeable gains if, at the time of a disposal of those CSR ADSs, that holder of CSR ADSs carries on a trade, profession or vocation in the U.K. through a branch or agency and, at or before the time when any capital gain accrues, the CSR ADSs have been used in or for the purposes of that trade, profession or vocation or have been used, held or acquired for the purposes of that branch or agency.

In addition, a holder of CSR ADSs who is an individual and who is only temporarily resident outside the U.K. for the purposes of U.K. tax on chargeable gains at the date of a disposal of all or part of his or her CSR ADSs may, on becoming resident or ordinarily resident for U.K. tax purposes in the U.K. again, be liable to U.K. tax on chargeable gains in respect of disposals made while he or she was temporarily resident outside the U.K..

A non-U.K. resident corporate holder of CSR ADSs may be liable to U.K. tax on chargeable gains if, at the time of a disposal of those CSR ADSs, that corporate holder of CSR ADSs carries on a trade in the U.K. through a permanent establishment and, at or before the time when any capital gain accrues, the CSR ADSs have been used in or for the purposes of that trade or have been used, held or acquired for the purposes of that permanent establishment.

Non-U.K. resident holders of CSR ADSs may be subject to foreign taxation on any gain, subject to the terms of an applicable double taxation treaty.

U.K. stamp duty and U.K. stamp duty reserve tax

The issue of the CSR ordinary shares to, or to a nominee or agent for, the depositary bank, as a person whose business is or includes the issue of depositary receipts, referred to herein as a Depositary Receipt System, may give rise to U.K. stamp duty reserve tax at the rate of 1.5% of the consideration paid. The U.K. stamp duty reserve tax will generally be paid by the Depositary Receipt System but will, in practice, generally be borne by CSR.

Following a recent decision of the European Court of Justice, HM Revenue & Customs have announced that they will not seek to apply the 1.5% U.K. stamp duty reserve tax charge where new shares are first issued into an EU Depositary Receipt System. In light of that announcement, it would seem that, in the view of HM Revenue and Customs, the 1.5% U.K. stamp duty reserve tax charge will continue to apply to the issue of new shares to non-EU Depositary Receipt Systems. However, a charge to U.K. stamp duty reserve tax at 1.5% on the issue of new shares to a non-EU Depositary Receipt System is arguably not consistent with the aforementioned decision of the European Court of Justice. The U.K. stamp duty reserve tax, if any, arising upon the issue of CSR ordinary shares to, or to a nominee or agent for, a Depositary Receipt System, will be borne by CSR and will not reduce the consideration payable to Zoran shareholders in the Merger.

No U.K. stamp duty reserve tax will be payable in respect of a subsequent transfer of CSR ADSs and, in practice, no U.K. stamp duty should need to be paid in respect of any such transfer.

In the event that a holder of CSR ADSs exchanges his or her CSR ADSs for the underlying CSR ordinary shares, no U.K. stamp duty or U.K. stamp duty reserve tax should arise. However, subject to an exemption for certain low value transactions, any subsequent transfer on sale of CSR ordinary shares in certificated form will generally give rise to a liability, usually met by the purchaser, to ad valorem U.K. stamp duty at the rate of 0.5% (rounded up to the nearest multiple of £5) of the amount or value of the consideration paid. An agreement to transfer such CSR ordinary shares which is or becomes unconditional will generally give rise to U.K. stamp duty reserve tax at the rate of 0.5% of the amount or value of the consideration paid, such U.K. stamp duty reserve tax generally being payable by the transferee or purchaser. The liability to U.K. stamp duty reserve tax will generally be cancelled, or any U.K. stamp duty reserve tax paid will generally be refunded, if the agreement is completed by a duly stamped transfer within six years of either the date of the agreement or, if the agreement was conditional, the date when the agreement became unconditional. A subsequent transfer of CSR ordinary shares on a paperless basis through CREST will generally be subject to U.K. stamp duty reserve tax at the rate of 0.5% of the amount or value of the consideration paid, which will be collected and accounted for to HM Revenue & Customs by CREST (such U.K. stamp duty reserve tax generally being borne by the transferee or purchaser).

The above statements are intended only as a general guide to the current U.K. stamp duty and U.K. stamp duty reserve tax position. Transfers to certain categories of person are not liable to U.K. stamp duty or U.K. stamp duty reserve tax and others may be liable at a higher rate.

DESCRIPTION OF CSR ORDINARY SHARES

General Description of CSR Ordinary Shares

CSR ordinary shares that are currently outstanding and CSR ordinary shares underlying the CSR ADSs to be issued in connection with the merger will comprise a single class of ordinary shares with a nominal value of 0.1 pence each.

The following information is a summary of CSR ordinary shares:

•	CSR ordinary shares carry the right to receive dividends and distributions paid by CSR, if any.

•	The holders of CSR ordinary shares have the right to receive notice of, and to attend and vote at, all general meetings of CSR.

•	Except in relation to dividends that have been declared and rights on a liquidation of CSR, CSR shareholders have no rights to share in the profits of CSR.

•	Subject to the Companies Acts, any equity securities issued by CSR for cash must first be offered to CSR shareholders in proportion to their existing holdings of CSR ordinary shares.

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The Companies Acts and the listing rules made by the U.K. Listing Authority allow for the disapplication of pre-emption rights, which may be waived by a special resolution of CSR shareholders, either generally or specifically, for a maximum period not exceeding five years.

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CSR ordinary shares are not redeemable; however, CSR may purchase or contract to purchase any of its ordinary shares on or off-market, subject to the Companies Acts and the listing rules. CSR may only purchase its ordinary shares out of distributable reserves or the proceeds of a new issue of shares made for the purpose of funding the repurchase.

If CSR is wound up (whether the liquidation is voluntary, under supervision of the Court or by the Court), the liquidator is under a duty to collect in and realize the assets of CSR and to distribute them to CSR’s creditors and, if there is a surplus, to CSR shareholders according to their entitlements. This applies whether the assets consist of property of one kind or of different kinds.

Articles of Association of CSR

The following information is a summary of the material terms of CSR ordinary shares as specified in CSR’s articles of association as presently in effect. The following summary does not purport to be complete and is qualified in its entirety by reference to CSR’s memorandum of association and CSR’s articles of association.

Share Rights

Subject to the Companies Acts, any resolution passed by CSR under the Companies Acts and other shareholders’ rights, ordinary shares may be issued with such rights and restrictions as CSR may by ordinary resolution decide, or (if there is no such resolution or so far as it does not make specific provision) as CSR’s board of directors may decide.

Redeemable shares may be issued. Unissued shares are at the disposal of CSR’s board of directors.

Voting Rights

Subject to any rights or restrictions attaching to any class of shares, every member and every duly appointed proxy present at a general meeting or class meeting has, upon a show of hands, one vote and every member present in person or by proxy has, upon a poll, one vote for every share held by him.

In the case of joint holders of a share, the vote of the senior joint holder who tenders a vote, whether in person or by proxy, must be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority is determined by the order in which the names stand in the register in respect of the joint holding.

Restrictions

No member shall, unless the CSR board of directors decides otherwise, be entitled to vote at any general meeting or class meeting in respect of any share held by him if any call or other sum then payable by him in respect of that share remains unpaid or if a person with a 0.25 per cent interest (as defined in the Articles) has been served with a restriction notice (as defined in the Articles) after failure to provide CSR with information concerning interests in those shares required to be provided under the Companies Acts.

Variation of Rights

The rights attached to any class of shares may be varied with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class (calculated excluding any shares held as treasury shares), or with the sanction of a special resolution passed at a separate general meeting of the holders of those shares. At every such separate general meeting (except an adjourned meeting) the quorum must be two or more persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class (calculated excluding any shares held as treasury shares).

The rights conferred upon the holders of any shares are not, unless otherwise expressly provided in the rights attaching to those shares, deemed to be varied by the creation or issue of further shares ranking equally with them.

Transfer of Shares

The ordinary shares are in registered form. Any ordinary shares may be held in uncertificated form and, subject to the articles, title to uncertificated shares may be transferred by means of a relevant system. Provisions of the articles of association do not apply to any uncertificated shares to the extent that such provisions are inconsistent with the holding of shares in uncertificated form or with the transfer of shares by means of a relevant system.

Subject to the articles of association, any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the CSR board of directors may approve. The instrument of transfer must be signed by or on behalf of the transferor and (in the case of a partly paid share) the transferee.

The transferor of an ordinary share is deemed to remain the holder until the transferee’s name is entered in the register.

CSR’s board of directors can decline to register any transfer of any share which is not a fully paid share. CSR’s board of directors may also decline to register a transfer of a certificated share unless the instrument of transfer:

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is duly stamped or certified or otherwise shown to the satisfaction of the CSR board of directors to be exempt from stamp duty and is accompanied by the relevant share certificate and such other evidence of the right to transfer as the CSR board of directors may reasonably require;

•	is in respect of only one class of share; and

•	if to joint transferees, is in favor of not more than four such transferees.

The registration of a transfer of an uncertificated share may be refused in the circumstances set out in the uncertificated securities rules (as defined in the articles of association) and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

CSR’s board of directors may decline to register a transfer of any of CSR’s certificated shares by a person with a 0.25% interest (as defined in the articles of association) if such a person has been served with a restriction notice after failure to provide CSR with information concerning interests in those shares required to be provided under the Companies Acts, unless the transfer is shown to the CSR board of directors to be pursuant to an arm’s length sale.

Alteration of Share Capital

CSR may by ordinary resolution increase, consolidate, or consolidate and then subdivide its shares or any of them. Subject to the Companies Acts, CSR, by resolution, may determine that, as between shares resulting from a subdivision, any of them may have a preference or advantage, or may be subject to restrictions as compared with the others. CSR may, by special resolution, reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.

Shareholder Meetings

The Articles rely on the U.K. Companies Act 2006 provisions dealing with the calling of general meetings. The Companies Act 2006 provides that a general meeting (other than an adjourned meeting) must be called by notice of at least 21 days in the case of an annual general meeting (unless shareholders approve a notice period of 14 days by special resolution) and at least 14 days in any other case. Notice of a general meeting must be given in hard copy form, in electronic form, or by means of a website and must be sent to every member and every director. It must state the time and date and the place of the meeting and the general nature of the business to be dealt with at the meeting. A notice calling an annual general meeting must state that the meeting is an annual general meeting.

Each director shall be entitled to attend and speak at any general meeting. The chairman of the meeting may invite any person to attend and speak at any general meeting where he considers that this will assist in the deliberations of the meeting.

Dividends

CSR may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by CSR’s board of directors. CSR’s board of directors may pay interim dividends, and also any fixed rate dividend, whenever the financial position of CSR, in the opinion of the CSR board of directors, justifies its payment. If CSR’s board of directors acts in good faith, it is not liable to holders of shares with preferred or similar rights for losses arising from the payment of interim or fixed dividends on other shares.

The CSR board of directors may withhold payment of all or any part of any dividends or other monies payable in respect of CSR’s shares from a person with a 0.25% interest if such a person has been served with a restriction notice after failure to provide CSR with information concerning interests in those shares required to be provided under the Companies Acts.

Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends must be apportioned and paid pro rata according to the amounts paid up on the share during any portion of the period in respect of which the dividend is paid. Except as set out above, dividends may be declared or paid in any currency.

The CSR board of directors may, if authorized by an ordinary resolution, offer ordinary shareholders (excluding any member holding shares as treasury shares) in respect of any dividend the right to elect to receive ordinary shares by way of scrip dividend instead of cash.

Any dividend unclaimed after a period of 12 years from the date when it was declared or became due for payment must be forfeited and revert to CSR.

CSR may stop sending checks, warrants or similar financial instruments in payment of dividends by post in respect of any shares or may cease to employ any other means of payment, including payment by means of a relevant system, for dividends if either (i) at least two consecutive payments have remained uncashed or are returned undelivered or that means of payment has failed or (ii) one payment remains uncashed or is returned undelivered or that means of payment has failed and reasonable inquiries have failed to establish any new postal address or account of the holder. In addition, CSR must resume sending dividend checks, warrants or similar financial instruments or employing that means of payment if the holder requests such resumption in writing.

For information regarding the taxation of dividends under U.S. and U.K. tax laws, see the section entitled “Material Tax Consequences.”

Legislation Under Which CSR Ordinary Shares Have Been Created

CSR ordinary shares underlying the CSR ADSs to be issued in connection with the merger will be created under the Companies Act 2006.

Applications for Admission of CSR Ordinary Shares

Applications have been made to the U.K. Listing Authority and to the London Stock Exchange for the ordinary shares underlying the CSR ADSs to be issued in connection with the merger to be admitted to the premium segment of the Official List; and to trading on the London Stock Exchange’s main market for listed securities. Subject to the satisfaction of the conditions of the merger, CSR expects that admission will become effective and dealings in the ordinary shares underlying the CSR ADSs to be issued in connection with the merger will commence on the London Stock Exchange at 8:00 a.m., local time, on the effective date of the merger.

Form and Currency of the Ordinary Shares

The ordinary shares underlying the CSR ADSs to be issued in connection with the merger will (when issued) be in registered form and will be capable of being held in certificated and uncertificated form. The Registrar of CSR is Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6ZL, United Kingdom.

Title to the certificated ordinary shares will be evidenced by entry in the register of members of CSR and title to uncertificated ordinary shares will be evidenced by entry in the operator register maintained by CREST (which forms part of the register of members of CSR). CREST is an electronic settlement system in the U.K. which enables CSR ordinary shares to be evidenced otherwise than by a physical certificate and transferred electronically rather than by delivery of a physical certificate. Under English law, persons who are neither residents nor nationals of the United Kingdom may freely hold, vote and transfer CSR ordinary shares in the same manner and subject to the same terms as United Kingdom residents or nationals.

Certificates already in issue for the ordinary shares currently outstanding will remain valid following completion of the merger.

The CSR ordinary shares underlying the CSR ADSs to be issued in connection with the merger will be denominated in pounds sterling.

Shareholder authorities proposed at the CSR annual general meeting scheduled for May 18, 2011

At CSR’s annual general meeting scheduled for May 18, 2011, CSR shareholders will be asked to consider and vote on the following resolutions relating to CSR’s share capital:

Ordinary Resolutions

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authorizing CSR’s board of directors to allot, until the end of next year’s annual general meeting (or, if earlier, until the close of business on August 18, 2012), ordinary shares up to an aggregate nominal amount equal to £58,660 (representing 56,660,000 ordinary shares of 0.1 pence each) and, subject to certain conditions, up to an aggregate nominal amount equal to £117,320 (representing 117,320,000 ordinary shares of 0.1 pence each) by way of a rights issue.

Special Resolutions

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conditional upon the resolutions with respect to the allotments above, giving CSR’s board of directors the power until the end of next year’s annual general meeting (or, if earlier, until the close of business on August 18, 2012) to allot ordinary shares up to an aggregate nominal amount of £8,790 (representing 8,790,000 ordinary shares of 0.1 pence each) for cash as if pre-emption rights in respect of such shares do not apply; and

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authorizing CSR, until the conclusion of next year’s annual general meeting (or, if earlier, at the close of business on August 18, 2012), to purchase its own fully paid ordinary shares (up to a maximum of 17,599,800 ordinary shares) by way of one or more market purchases under certain conditions.

Shareholder authorities proposed at the CSR extraordinary general meeting scheduled for [June 20,] 2011

At CSR’s extraordinary general meeting scheduled for [June 20,] 2011, CSR shareholders will be asked to consider and vote on the following resolutions relating to CSR’s share capital:

Ordinary Resolutions

•	authorize CSR’s board of directors to allot ordinary shares up to a nominal amount of £[—] in connection with the merger;

•	approve a new executive bonus plan to be known as the CSR 2011 Executive Bonus Plan;

•	approve amendments to the existing CSR Share Option Plan to include limits on the market value of shares placed under option to any eligible employee;

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authorize CSR’s board of directors, in substitution of any similar previous authority with respect to allotment granted in the annual general meeting, to allot ordinary shares up to a nominal amount equal to approximately one third of the expected issued ordinary share capital of CSR following closing of the merger and, subject to certain conditions, up to a nominal amount equal to approximately two thirds of the expected issued ordinary share capital of CSR following closing of the merger by way of a rights issue.

Special Resolutions

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subject to certain conditions, and in substitution of any similar previous authority with respect to allotment in cash granted in the annual general meeting, give CSR’s board of directors the power until the end of next year’s annual general meeting (or, if earlier, until the close of business on August 18, 2012) to allot ordinary shares up to a nominal amount equal to approximately five per cent. of the expected issued ordinary share capital of CSR following closing of the merger for cash as if pre-emption rights in respect of such shares do not apply;

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authorize CSR, until the conclusion of next year’s annual general meeting (or, if earlier, at the close of business on August 18, 2012), to purchase its own fully paid ordinary shares (up to a maximum of [—] ordinary shares) by way of one or more market purchases under certain conditions; and

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subject to certain conditions, and in substitution of any similar previous authority with respect to repurchase of ordinary shares granted in the annual general meeting, authorize CSR, until the conclusion of the next annual general meeting of CSR to be held in 2012 (or, if earlier, at the close of business on August 18, 2012), to purchase its own fully paid ordinary shares (up to a maximum amount equal to approximately ten per cent. of the expected issued ordinary share capital of CSR following closing of the merger) by way of one or more market purchases.

Mandatory Bids, Squeeze-out and Sell-out Rules Relating to the Ordinary Shares Underlying the CSR ADSs to be Issued in Connection with the Merger

Mandatory bid

The City Code on Takeovers and Mergers, or the City Code, applies to CSR. Under the City Code, if an acquisition of ordinary shares were to increase the aggregate holding of an acquiror and its concert parties to shares carrying 30% or more of the voting rights in CSR, the acquiror and, depending on the circumstances, its concert parties (as defined in the City Code), would be required (except with the consent of the Panel on Takeovers and Mergers) to make a cash offer for the outstanding shares in CSR at a price not less than the highest price paid for the ordinary shares by the acquiror or its concert parties during the previous 12 months. This requirement would also be triggered by any acquisition of shares by a person holding (together with its concert parties) shares carrying between 30 and 50% of the voting rights in CSR if the effect of such acquisition were to increase that person’s percentage of the voting rights.

Squeeze-out

Under the Companies Act 2006, if an offeror were to acquire or unconditionally contract to acquire 90% of the shares to which the offer relates and 90% of the voting rights attached to those shares, then, within three months of the last day on which its offer can be accepted, it could compulsorily acquire the remaining 10%. It would do so by sending a notice to outstanding shareholders telling them that it will compulsorily acquire their shares and then, six weeks later, it would execute a transfer of the outstanding shares in its favor and pay the consideration to CSR, which would hold the consideration on trust for outstanding shareholders. The consideration offered to the shareholders whose shares are compulsorily acquired under the U.K. Companies Act 2006 must, in general, be the same as the consideration that was available under the takeover offer.

Sell-out

The Companies Act 2006 would also give CSR’s minority shareholders a right to be bought out in certain circumstances by an offeror who had made a takeover offer. If at any time before the end of the period within which a takeover offer could be accepted, the offeror holds or has unconditionally contracted to acquire with or without any other shares in CSR that the offeror has acquired or contracted to acquire (i) not less than 90% in value of all the voting shares in CSR and (ii) shares that carry not less than 90% of the voting rights in CSR, then any holder of shares to which the offer related who had not accepted the offer could by a written communication to the offeror require it to acquire those shares.

The offeror would be required to give any CSR shareholder notice of his right to be bought out within one month of that right arising. Sell-out rights cannot be exercised after the end of the period of three months from the last date on which the offer can be accepted or, if later, three months from the date on which the notice is served on the CSR shareholders notifying them of their sell-out rights. If a shareholder of CSR exercises his/her rights, the offeror is bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.

Public Takeover Bids in the Last and Current Financial Years

There have been no public takeover bids by third parties in respect of the share capital of CSR in the last or current financial year.

Exchange Controls and Other Limitations Affecting CSR Shareholders

There are currently no foreign exchange control restrictions on CSR’s ability to pay dividends on its ordinary shares or on the conduct of its operations imposed by English law.

There are currently no limitations on the right of non-residents or foreign owners to hold or vote CSR ordinary shares imposed by English law or CSR’s articles of association.

DESCRIPTION OF CSR AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in four ordinary shares which CSR will deposit with the custodian, as agent of the depositary, under the deposit agreement among CSR, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of the depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In this description, references to American depositary receipts, or ADRs, shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, CSR will not treat you as a shareholder of it and you will not have any shareholder rights. The laws of England govern shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among CSR, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the ordinary shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of what CSR believes to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the CSR ordinary shares underlying my ADSs?

CSR may make various types of distributions with respect to its securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

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Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

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Shares. In the case of a distribution in ordinary shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such ordinary shares. Only whole ADSs will be issued. Any ordinary shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

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Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional ordinary shares or other rights, if CSR provides evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if CSR does not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

CSR has no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

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Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may, after consultation with CSR if practicable, choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this proxy statement/prospectus, CSR will arrange to deposit such ordinary shares.

Ordinary shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such ordinary shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited ordinary shares (including those being deposited by CSR in connection with the offering to which this proxy statement/prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the deposited ordinary shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited ordinary shares. The deposited ordinary shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of ordinary shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying ordinary shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•

temporary delays caused by the closing of CSR’s transfer books or those of the depositary or the deposit of ordinary shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with CSR if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of ordinary shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares, or

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR,

•	to receive any notice or to act in respect of other matters

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder, you may instruct the depositary how to exercise the voting rights for the ordinary shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from CSR, if requested in writing by CSR to do so, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the ordinary shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by CSR. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying ordinary shares or other deposited securities, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, if requested in writing by CSR, the depositary shall, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval and/or a contact for requesting copies of the materials).

Under CSR’s constituent documents, the depositary would be able to provide it with voting instructions without having to personally attend meetings in person or by proxy. While CSR will endeavor to provide the depositary with sufficient prior notice of meetings of shareholders so as to enable it to solicit voting instructions, there is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view CSR’s reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from CSR which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if CSR makes any written communications generally available to holders of its ordinary shares, and CSR furnishes copies thereof to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of ordinary shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by CSR or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 or less for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing ordinary shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by CSR or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of US$0.05 or less per ADS for any cash distribution made pursuant to the deposit agreement;

•

a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the ordinary shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of ordinary shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

CSR will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between CSR and the depositary. The charges described above may be amended from time to time by agreement between CSR and the depositary.

The depositary has agreed to reimburse CSR for certain expenses it incurs that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees.

Neither the depositary nor CSR can determine the exact amount to be made available to CSR because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) CSR’s reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify CSR, the depositary, its custodian and any of CSR’s or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If CSR takes certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of its assets, then the depositary may choose to:

(1)	amend the form of ADR;

(2)	distribute additional or amended ADRs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

CSR may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, CSR and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at CSR’s written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after CSR’s notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADR holders

Limits on CSR’s obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, CSR or the depositary or its custodian may require:

•

payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of ordinary shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of ordinary shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of ordinary shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw ordinary shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or CSR’s transfer books or the deposit of ordinary shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, CSR and their respective agents. Neither CSR nor the depositary nor any such agent will be liable if:

•

any present or future law, rule, regulation, fiat, order or decree of the United States, the United Kingdom or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of CSR’s articles of association, any act of God, war, terrorism or other circumstance beyond CSR’s, the depositary’s or their respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by CSR, the depositary or their respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. CSR and its agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in CSR’s opinion may involve it in expense or liability, if indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by such third party providers and local agents in providing the relevant information or services.

Additionally, none of CSR, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither CSR nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. None of CSR, the depositary or any of their agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or the Company directly or indirectly arising out of or relating to the ordinary shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary may own and deal in any class of CSR’s securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other ordinary shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions CSR may provide in respect thereof. CSR reserves the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit CSR to deal with you directly as a holder of ordinary shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions. CSR may request holders or former holders of ADRs to provide information as to the capacity in which such holders hold or held ADRs and regarding the identity of any other persons then or previously interested in such ADRs and the nature of such interest and various other matters as may be required to comply with applicable law or CSR’s Articles of Association, and each holder of ADRs agrees to provide any information so requested.

Notwithstanding any provision of the deposit agreement or of the ADRs and without limiting the foregoing, each holder of ADRs agrees to provide such information as CSR may request in a disclosure notice given pursuant to the Companies Act 2006 or CSR’s Articles of Association. By accepting or holding an ADR, each holder acknowledges that it understands that failure to comply with a disclosure notice may result in the imposition of sanctions against a holder of the ordinary shares in respect of which the non-complying person is or was, or appears to be or has been, interested as provided in the Companies Act 2006 and the Articles of Association which currently include the withdrawal of the voting rights of such ordinary shares and the imposition of restrictions on the rights to receive dividends on and to transfer such ordinary shares. In addition, by accepting or holding an ADR each holder agrees to comply with the provisions of the United Kingdom Disclosure and Transparency Rules (as amended from time to time, the “DTRs”) with regard to notifying CSR of interests in ordinary shares and certain financial instruments, which currently provide, inter alia, that a holder must notify CSR of the percentage of its voting rights he holds as shareholder or holds or is deemed to hold through his direct or indirect holding of certain financial instruments (or a combination of such holdings) if the percentage of those voting rights (i) reaches, exceeds or falls below 3%, 4%, 5%, 6%, 7%, 8%, 9%, 10% and each 1% threshold thereafter up to 100% as a result of an acquisition or disposal of ordinary shares or certain financial instruments, or (ii) reaches, exceeds or falls below such applicable thresholds as a result of events changing the breakdown of voting rights and on the basis of information disclosed by CSR in accordance with the DTRs. The notification must be effected as soon as possible, but not later than two trading days after you (a) learn of the acquisition or disposal or of the possibility of exercising voting rights, or on which, having regard to the circumstances, should have learned of it, regardless of the date on which the acquisition, disposal or possibility of exercising voting rights takes effect, or (b) is informed of the event mentioned in (ii) above.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of CSR’s business or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend ordinary shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of ordinary shares and (ii) deliver ordinary shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which ordinary shares may not have been received (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of ordinary shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive ordinary shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs or ordinary shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the ordinary shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such ordinary shares or ADSs in its records and to hold such ordinary shares or ADSs in trust for the depositary until such ordinary shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such ordinary shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and ordinary shares involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and ordinary shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, CSR has submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on its behalf.

COMPARISON OF RIGHTS OF ZORAN STOCKHOLDERS AND CSR SHAREHOLDERS

As a result of the merger, Zoran stockholders will be entitled to receive CSR ADSs. Each CSR ADS represents four CSR ordinary shares. Zoran is incorporated in the State of Delaware and CSR is incorporated under the laws of England and Wales. The following is a summary comparison of material differences between the rights of a Zoran stockholder and a holder of CSR ordinary shares arising from the differences between the corporate laws of Delaware and those of England and Wales, the governing instruments of the two companies, and the securities laws and regulations governing the two companies. The rights of a holder of CSR ADSs will also be governed by the deposit agreement. This summary is not a complete description of the laws of Delaware or of England and Wales, the other rules or laws referred to in this summary, Zoran’s certificate of incorporation, Zoran’s bylaws or CSR’s memorandum of association and CSR’s articles of association. For a description of the rights of holders of CSR ADSs, see “Description of CSR American Depositary Shares.” For information on how to obtain the governing instruments of Zoran and CSR, see “Where You Can Find More Information.” Zoran stockholders are encouraged to obtain and read these documents.

Unless the context otherwise requires, references to “shareholder” or “shareholders” or “stockholder” or “stockholders” means the person(s) whose name(s) appear on a company’s register of members or stockholders and who are the legal owners of the shares concerned.

Current Rights of Zoran Stockholders	Current Rights of CSR Shareholders
Voting Rights

Under Delaware law, each stockholder is entitled to one vote for each share of capital stock held by the stockholder unless the certificate of incorporation provides otherwise. Zoran’s certificate of incorporation does not alter the voting rights of Zoran stockholders.	Under English law, a shareholder who is present in person and entitled to vote at a shareholders’ meeting is entitled to one vote on a show of hands regardless of the number of shares he or she holds. Every proxy present who has been duly appointed by a shareholder entitled to vote on the resolution has one vote.

The Zoran bylaws provide that the presence of the holders of a majority of the issued and outstanding stock entitled to vote, present in person or represented in proxy, constitutes a quorum for the transaction of business at a stockholders meeting. As a general matter, the necessary vote to approve most actions is a majority of the shares voting at a meeting with a valid quorum but, as a matter of law, certain matters, such as the merger, require the approval of holders of a majority of all the outstanding shares entitled to vote at a meeting.

On a vote on a resolution on a poll taken at a meeting: (a) in the case of a company having a share capital, every shareholder has one vote in respect of each share or each £10 of stock held by him or her, and (b) in any other case, every shareholder has one vote per share. A shareholder need not use all his or her votes or cast all the votes he uses in the same way.

These provisions may be altered in the company’s articles of association.

Under Delaware law, a certificate of incorporation may provide that in elections of directors, stockholders are entitled to cumulate votes. Zoran’s certificate of incorporation does not allow cumulative voting in the election of directors.

Current Rights of Zoran Stockholders	Current Rights of CSR Shareholders
Under Zoran’s bylaws, every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a written proxy executed by such person or his duly authorized agent, which proxy shall be filed with Zoran’s Secretary at or before the meeting at which it is to be used.

Under English law, a vote by a poll may generally be demanded by (1) not less than five shareholders having the right to vote on the resolution; or (2) any shareholder or shareholders representing at least 10% of the total voting rights of all the shareholders having the right to vote on the resolution; or (3) any shareholder or shareholders, holding shares conferring a right to vote on the resolution, being shares on which the aggregate sum paid up is equal to not less than 10% of the total sum paid up on all the shares.

CSR’s articles of association provide that resolutions put to a vote at a shareholders’ meeting will be decided on a show of hands, unless a poll is demanded by:

(1)    the chairman of the meeting;

(2)    not less than five members present in person or by proxy and entitled to vote;

(3)    a member or members present in person or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all the members having the right to vote; or

(4)    a member or members present in person or by proxy and holding shares in CSR conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares.

A demand for a poll may be withdrawn with the consent of the chairman of the meeting at any time before the close of the meeting or the taking of the poll, whichever is the earlier. A demand so withdrawn shall not invalidate the result of a show of hands declared before the demand was made.

Under English law an ordinary resolution means a resolution that is passed by a simple majority. A resolution passed at a meeting on a show of hands is passed by a simple majority if it is passed by a simple majority of the shareholders present in person or by proxy and entitled to vote on it. A resolution passed on a poll taken at a meeting is passed by a simple majority if it is passed by members representing a simple majority of the total voting rights of members who (being entitled to do so) vote in person or by proxy on the resolution.

Current Rights of Zoran Stockholders	Current Rights of CSR Shareholders
Under English law a special resolution means a resolution passed by a majority of not less than 75%. A resolution passed at a meeting on a show of hands is passed by a majority of not less than 75% if it is passed by not less than 75% of the votes cast by shareholders present in person or by proxy and entitled to vote on it. A resolution passed on a poll taken at a meeting is passed by a majority of not less than 75% if it is passed by members representing not less than 75% of the total voting rights of the members who (being entitled to do so) vote in person or by proxy on the resolution. The resolution is not a special resolution unless the notice of the meeting included the text of the resolution and specified the intention to propose the resolution as a special resolution, and if the notice of the meeting so specified, the resolution may only be passed as a special resolution.

Under English law, any shareholder entitled to attend and vote at a meeting is entitled to appoint a proxy to exercise all or any of his rights to attend, speak and vote at a meeting of the company.

Generally under English law, two shareholders present in person or by proxy constitute a quorum for the purpose of a general meeting, unless the company’s articles of association specify otherwise. CSR’s articles of association specify that two members present in person or by proxy and entitled to vote constitute a quorum for all purposes.

Cumulative voting is not recognized under English law.

Action by Written Consent

Under Delaware law, unless otherwise provided in the certificate of incorporation, stockholders may take any action which may be taken at a stockholders meeting without a meeting if the action is consented to in writing by stockholders holding not less than the number of votes that would be required to authorize or take that action at a meeting at which all stockholders were present and voted.	Under English law, shareholders of a public company such as CSR are not permitted to pass resolutions by written consent.

Under Zoran’s bylaws, unless otherwise provided in Zoran’s certificate of incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may

Current Rights of Zoran Stockholders	Current Rights of CSR Shareholders
be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Shareholder Proposals and Shareholder Nominations of Directors

Zoran’s bylaws provide that at an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting.

For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to Zoran. To be timely, a stockholder’s notice must be received at the principal executive offices of Zoran not less than one hundred twenty (120) calendar days in advance of the date that the Zoran proxy statement was released to stockholders in connection with the previous year’s annual meeting of stockholders, except that if no annual meeting was held in the previous year or the date of the annual meeting has been advanced by more than thirty (30) calendar days from the date contemplated at the time of the previous year’s proxy statement, notice must be received not later than the close of business on the tenth day following the day on which the public announcement of the date of such meeting is first made.

Under English law, shareholders may require the directors to call a general meeting of the company and may specify the text of a resolution be voted on at that meeting if the request is made by shareholders holding at least 5% of the total voting rights.
Shareholders may also require the company to circulate to members of the company entitled to receive notice of a general meeting, a statement of not more than 1,000 words with respect to (a) a matter referred to in a proposed resolution to be dealt with at that meeting, or (b) other business to be deal with at that meeting. A company is required to circulate a statement once it has received requests to do so from (a) shareholders representing at least 5% of the total voting rights of all shareholders having a relevant right to vote at the meeting to which the requisition relates, or (b) by at least 100 shareholders who have a relevant right to vote and hold shares in the company on which there has been paid up an average sum, per shareholder, of at least £100.

To be in proper written form, the stockholder’s notice to the secretary must comply with certain requirements further described in the Section 16 of Zoran’s bylaws. If requested by Zoran, such information shall be supplemented by such stockholder and beneficial owner, if any, not later than 10 days after the record date for the meeting to disclose such information as of the record date.	Resolutions to appoint directors to a public company such as CSR must be put to shareholders on the basis of one resolution for each nominated director. A single resolution to appoint two or more directors must not be proposed to be voted upon at a general meeting unless a resolution that it should be so made has first been agreed to by the general meeting without any vote being given against it.

No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures described in full in Section 16 of Zoran’s bylaws. The chairman of the meeting may refuse to acknowledge the proposal of any business not made in compliance with the foregoing procedure.

Nominations for the Zoran board of directors are also subject to additional advance notice provisions described in full in Section 28 of the bylaws.

Current Rights of Zoran Stockholders	Current Rights of CSR Shareholders
Sources and Payment of Dividends

Under Delaware law, subject to any restriction in the corporation’s certificate of incorporation, the board of directors may declare and pay dividends out of (1) surplus of the corporation which is defined as net assets less statutory capital, or (2) if no surplus exists, out of the net profits of the corporation for the year in which the dividend is declared and/or the preceding year; provided, however, that if the capital of the corporation has been diminished to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having preference upon the distribution of assets, the board of directors may not declare and pay dividends out of the corporation’s net profits until the deficiency in the capital has been repaired.

Generally speaking, and subject to the prior rights of holders of any preferred shares, under English law, a company may pay dividends on its ordinary shares only out of its distributable profits (defined as accumulated, realized profits not previously utilized by distribution or capitalization, less accumulated, realized losses so far as not previously written off in a reduction or reorganization) and not out of share capital, which includes share premiums (paid-in surplus).

Amounts credited to the share premium account (representing the excess of the consideration for the issue of shares over the aggregate nominal amount of such shares) may not be used to pay out cash dividends but may be used, among other things, to pay up unissued shares that may then be distributed to shareholders in proportion to their holdings as fully paid bonus shares.

In addition, under English law, CSR will not be permitted to make a distribution if, at the time, the amount of its net assets is less than the aggregate of its issued and paid-up share capital and undistributable reserves.

If recommended by CSR’s board of directors, CSR shareholders may, by ordinary resolution, declare final dividends, but no dividend may be declared in excess of the amount recommended by CSR’s board of directors. CSR’s board of directors has the power under CSR’s articles of association to pay interim dividends without the approval of shareholders to the extent the financial position of CSR justifies a dividend in the opinion of CSR’s board of directors.
Rights of Purchase and Redemption

Under Delaware law, any corporation may purchase, redeem and dispose of its own shares, except that it may not purchase or redeem its shares if the capital of the corporation is impaired or would become impaired as a result of the redemption. However, at any time, a corporation may purchase or redeem any of its shares that are entitled upon any distribution of assets to a preference over another class of its stock or, if no shares entitled to such a preference are outstanding, any of its own shares, if these shares will be retired upon acquisition or redemption, thereby reducing the capital of the corporation.

Under English law, a company may issue redeemable shares if authorized by its articles of association, subject to any conditions stated therein. No redeemable shares may be issued at a time when no issued shares of the company exist which are not redeemable. CSR’s articles of association permit the issuance of redeemable shares.

A company may purchase its own shares, if the purchase (1) is authorized by its articles of association, and (2) (a) in the case of an open-market purchase, authority to make the market purchase has been given by an ordinary resolution of its shareholders, or (b) in all other cases, has first been

Current Rights of Zoran Stockholders	Current Rights of CSR Shareholders

approved by a special resolution. CSR’s articles of association authorize CSR to purchase its own shares. A resolution passed at CSR’s 2010 annual general meeting provides the directors with authority to purchase up to 10% of the ordinary shares of the company in issue at a specified date prior to the annual general meeting. CSR intends to renew this authority at CSR’s extraordinary general meeting scheduled for [            ], 2011 on terms similar to the resolution passed at the 2010 annual general meeting, but based on the issued share capital of CSR following closing of the merger.

A company may redeem or repurchase shares only if the shares are fully paid and, in the case of public companies, only out of (1) distributable profits, or (2) the proceeds of a new issue of shares made for the purpose of the repurchase or redemption.

The U.K. Listing Authority requires that where a company has issued shares that are admitted to the Official List of the U.K. Listing Authority and are convertible into a class of shares to be repurchased, the holders of the convertible shares must first pass a special resolution approving any repurchase at a separate class meeting.

The U.K. Listing Authority requires that purchases of 15% or more of any class of a company’s share capital must be by way of a tender offer to all shareholders of that class.

Unless a tender offer is made to all holders of the class, purchases by a listed company of less than 15% of any class of its share capital pursuant to a general authority granted by its shareholders may only be made if the price to be paid is not more than the higher of (a) 5% above the average of the middle market quotations taken from the Daily Official List of the London Stock Exchange for the five trading days before the purchase date, and (b) that stipulated by Article 5(1) of the Buy-Back and Stabilisation Regulation, i.e. the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.

Current Rights of Zoran Stockholders	Current Rights of CSR Shareholders
Meetings of Shareholders

Zoran’s bylaws provide that meetings of Zoran stockholders may be held on such date and time and at any place designated by Zoran’s board of directors or, if no such designation is made, at the registered office of Zoran. Pursuant to Zoran’s bylaws, at the discretion of Zoran’s board of directors, any meeting of Zoran stockholders may be held by means of remote communication.	Under English law, a general meeting of shareholders may be called by the board of directors. Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings of the company may require the directors to call a general meeting of the company. The notice requirements for general meetings of the company are as follows: (1) annual general meeting: at least 21 clear days’ notice; (2) any other general meeting: at least 14 clear days’ notice.

General meetings may be called upon shorter notice with the agreement of (1) in the case of an annual general meeting, all the shareholders who are permitted to attend and vote, or (2) in the case of any other general meeting, a majority of the shareholders holding at least 95% by nominal value of the shares giving the right to attend and vote at the meeting.

“Clear days’ notice” means calendar days and excludes (1) the deemed date of receipt of the notice, and (2) the date of the meeting itself. CSR’s articles of association provide that documents sent by first class post are deemed received 24 hours after mailing, and, if not sent by first class post, 48 hours after mailing.

Special Meetings of Shareholders

Delaware law provides that special meetings of stockholders may be called by the board of directors, or any person or persons authorized by the corporation’s certificate of incorporation or bylaws.

Zoran’s bylaws provide that special meetings of Zoran stockholders may be called, for any purpose or purposes, only on the order of the chairman of the Zoran board of directors, the president, or the Zoran board of directors. Zoran’s bylaws provide that Zoran stockholders entitled to vote at such special meeting must receive notice of the meeting at least 10 days and not more than 60 days prior to the meeting, with such notice specifying the place, date, hour and purpose or purposes of the meeting.

“Special resolutions” generally involve proposals to change the name of the company, alter its capital structure, change or amend the rights of shareholders, permit the company to issue new shares for cash without applying the shareholders’ pre-emptive rights, amend the company’s objects (purpose) clause in its memorandum of association, amend the company’s articles of association, or carry out other matters where either the company’s articles of association or the Companies Acts prescribe that a “special resolution” is required.

Other proposals relating to the ordinary course of the company’s business, such as the election of directors, would generally be the subject of an “ordinary resolution.”

Current Rights of Zoran Stockholders	Current Rights of CSR Shareholders
Dissenters’ Rights of Appraisal

Under Delaware law, stockholders of a corporation that is a constituent in a merger generally have the right to demand and receive payment of the fair value of their stock in lieu of receiving the merger consideration. However, appraisal rights are not available to holders of shares:

(1)    listed on a U.S. national securities exchange; or

(2)    held of record by more than 2,000 stockholders; unless holders of stock are required to accept in the merger anything other than any combination of:

(1)    shares of stock or depositary receipts of the surviving corporation in the merger;

(2)    shares of stock or depositary receipts of another corporation that, at the effective date of the merger, will be either:

(a)    listed on a national securities exchange; or

(b)    held of record by more than 2,000 stockholders;

(3)    cash in lieu of fractional shares of the stock or depositary receipts received; or

(4)    any combination of (1), (2) and (3).

While English law does not generally provide for appraisal rights, a shareholder may apply to a court and the court may specify terms for the acquisition that it considers appropriate as described under “—Shareholders’ Votes on Certain Transactions” below.

In addition, appraisal rights are not available to the holders of shares of the surviving corporation in the merger, if the merger does not require the approval of the stockholders of that corporation. Appraisal rights are not available to Zoran stockholders in connection with the Merger.

Pre-emptive Rights

Under Delaware law, a stockholder is not entitled to pre-emptive rights to subscribe for additional issuances of stock or any security convertible into stock unless they are specifically granted in the certificate of incorporation. Zoran’s certificate of incorporation does not provide for preemptive rights.	Under English law, the issuance for cash of (1) equity securities, being those shares in a company which, with respect to dividends or capital, carry a right to participate beyond a specified amount in a distribution, or (2) rights to subscribe for or convert into equity securities, must be offered first to the existing equity shareholders in proportion to the respective nominal values of their holdings, unless a special resolution to the contrary has been passed by shareholders in a general meeting.

One of the resolutions to be proposed at CSR’s 2011 annual general meeting, if passed by the CSR shareholders, will provide the directors with a general and unconditional authority to allot equity securities and to grant rights to subscribe for or convert any security into shares up to a nominal amount of £[—] and, subject to certain conditions, up to a nominal

Current Rights of Zoran Stockholders	Current Rights of CSR Shareholders
amount of £[—] by way of a rights issue. The authority will expire on the date of the annual general meeting in 2012 or until the close of business on August 18, 2012 (whichever is the earlier), but, in each case, so that the company may make offers and enter into agreements during the relevant period which would, or might, require shares to be allotted or rights to subscribe for or convert securities into shares to be granted after the authority ends and the Board may allot shares or grant rights to subscribe for or convert securities into shares under any such offer or agreement as if the authority had not ended.

One of the special resolutions to be proposed at CSR’s 2011 annual general meeting, if passed by the CSR shareholders, will provide the directors with an authority to allot equity securities for cash under the authority given by the above resolution and/or to sell ordinary shares held by CSR as treasury shares for cash as if section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be limited to the allotment of equity securities and sale of treasury shares for cash in connection with an offer of, or invitation to apply for, equity securities by way of a rights issue. In the case of the authority granted under the above resolution and/or in the case of any sale of treasury shares for cash, to the allotment (otherwise than under the current resolution) of equity securities or sale of treasury shares up to a nominal amount of £[—], such authority will apply until CSR’s annual general meeting in 2012 or until close of business on August 18, 2012 (whichever is the earlier) but in each case, during this period CSR may make offers, and enter into agreements, during the relevant period which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the authority end and the directors may allot equity securities under any such offer or agreement as if the authority had not ended.

Current Rights of Zoran Stockholders	Current Rights of CSR Shareholders
Amendment of Governing Provisions

Under Delaware law, unless the certificate of incorporation requires a greater vote, an amendment to the certificate of incorporation requires the approval and recommendation of the board of directors, the affirmative vote of a majority of the outstanding stock entitled to vote on the amendment, and the affirmative vote of a majority of the outstanding stock of each class entitled to vote on the amendment as a class. Zoran’s Certificate of Incorporation does not provide otherwise.

Under Delaware law, stockholders have the power to adopt, amend or repeal bylaws by the affirmative vote of a majority of the outstanding stock entitled to vote at a meeting of stockholders unless the certificate of incorporation or the bylaws specify another percentage. Zoran’s Certificate of Incorporation and Bylaws specify no such higher percentage.

Under English law, shareholders may by special resolution alter, delete, substitute, amend or add to (1) the objects or purpose clause in a company’s memorandum of association, and (2) the company’s articles of association. Amendments to the objects clause of the memorandum of association are subject to the right of dissenting shareholders to apply to the courts to cancel the amendments.

Under English law, the board of directors is not authorized to change the memorandum of association or the articles of association. See “—Stock Class Rights” below.

Amendments affecting the rights of the holders of any class of shares may, depending on the rights attached to the class and the nature of the amendments, also require approval by special resolution of the classes affected in separate class meetings. See “—Stock Class Rights” below.

Under Delaware law, if provided by the certificate of incorporation, the board of directors has the power to adopt, amend or repeal the bylaws of a company. Zoran’s certificate of incorporation authorizes Zoran’s board of directors to adopt, amend, repeal or otherwise alter the bylaws without any action on the part of the stockholders; provided, however, that any bylaws made by the Zoran board of directors and any and all powers conferred by any of such bylaws may be amended, altered or repealed by Zoran’s stockholders.

Preference Stock

Zoran’s certificate of incorporation authorizes Zoran’s board of directors to provide for the issuance of one or more series of preferred stock, to issue up to 3,000,000 shares of preferred stock. Zoran’s board of directors is authorized to determine, alter or eliminate any or all of the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock, and to fix, increase or decrease the number of shares comprising any such series and the designation thereof or any of them, and to provide for the rights and terms of redemption or conversion of the shares of any such series.	CSR’s articles of association provide that, subject to any rights attached to existing shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the CSR board of directors may decide. CSR currently has ordinary and deferred shares (which have no rights) in issue.

Zoran does not have any outstanding shares of preferred stock.

Current Rights of Zoran Stockholders	Current Rights of CSR Shareholders
Stock Class Rights

Under Delaware law, any change to the rights of holders of Zoran common stock or preferred stock would require an amendment to Zoran’s certificate of incorporation. Holders of shares of a class are entitled to vote as a class upon a proposed amendment to the certificate of incorporation if the amendment will increase or decrease the authorized number of shares of the class, increase or decrease the par value of the shares of the class, or alter or change the powers, preferences or special rights of the shares of the class so as to affect them adversely.

See Also “—Amendment of Governing Provisions above.”

CSR’s articles of association provide that, subject to the provisions of the Companies Acts:

(1)    all or any rights of any class of shares may only be varied with the consent in writing of holders of three-fourths of the total nominal value of shares of that class or by a special resolution passed at a separate class meeting of the holders of shares of that class;

(2)    the quorum required for the separate class meetings is at least two persons who hold, or act as proxies for, at least one third of the total nominal value of the issued shares of that class, except that at any adjourned meeting one shareholder or his proxy constitutes a quorum, regardless of the number of shares that person holds;

(3)    every holder of shares of that class present in person or by proxy and entitled to vote shall be entitled, on a poll, to one vote in respect of each share held; and

(4)    a poll may be demanded at a separate class meeting by any person present in person or by proxy and entitled to vote.

Unless otherwise expressly provided by the terms of their issue, the special rights attached to any class of shares are not deemed to be varied by the creation or issue of further shares ranking equally with them.

Shareholders’ Votes on Certain Transactions

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger or consolidation or sale of substantially all of a corporation’s assets or dissolution requires the approval of the board of directors, and approval by the vote of the holders of a majority of the outstanding stock entitled to vote on that matter. Zoran’s certificate of incorporation does not require a vote of a larger portion of the stock for the events described above.

See “—Provisions Relating to Share Acquisitions” below for a discussion of Section 203 of the Delaware General Corporation Law.

The Companies Act 2006 provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. They require (1) the approval, at special meetings convened by order of the court, of a majority in number of each class of shareholders or creditors representing 75% in value of the capital held by the shareholders or the class of shareholders, or debt owed to the creditors or the class of creditors, present and voting either in person or by proxy, and (2) the sanction of the court.

Once so approved and sanctioned, all shareholders and creditors of the relevant class are bound by the terms of the scheme, and a dissenting shareholder would have no rights comparable to appraisal rights provided under Delaware law.

Current Rights of Zoran Stockholders	Current Rights of CSR Shareholders

Under the rules of the U.K. Listing Authority, shareholder approval:

(1)    is usually required for an acquisition or disposal by a listed company if, generally, the assets, profits, turnover or gross capital of the company or business to be acquired or disposed of represents 25% or more of the assets, profits, turnover or gross capital of the listed company or if the consideration to be paid represents 25% or more of the aggregate market value of the listed company’s equity shares; and (2) may also be required for an acquisition or disposal of assets between a listed company and other parties, including:

(a)    directors or shadow directors of the company or its subsidiaries; or

(b)    any person who is, or was, in the last 12 months preceding the date of the transaction a holder of 10% or more of the nominal value of any class of the company’s or its holding company’s or its subsidiary’s shares having the right to vote in all circumstances at general meetings; or

(c)    a person exerting significant influence over the listed company; or

(d)    an associate of a person described in 2(a), 2(b) or 2(c).

The Companies Act 2006 also provides that (1) where a takeover offer (as defined therein) is made for the shares of a company incorporated in the U.K., and (2) the offeror has, by virtue of acceptances of the offer, acquired or unconditionally contracted to acquire at least 90% in value of the shares of any class to which the offer relates representing at least 90% of the voting rights carried by those shares, the offeror may, within three months beginning on the day after the last day on which the offer could be accepted, require shareholders who did not accept the offer to transfer their shares to the offeror on the terms of the offer. A dissenting shareholder may object to the transfer or its proposed terms by applying to the court within six weeks of the date on which notice of the required transfer was given by the offeror.

Current Rights of Zoran Stockholders	Current Rights of CSR Shareholders
The court may, on receiving such an application, order (a) that the offeror is not entitled and bound to acquire the shares to which the notice relates, or (b) that the terms on which the offeror is entitled and bound to acquire the shares shall be such as the court thinks fit.

A minority shareholder is entitled, in similar circumstances, to require the offeror to acquire his shares on the terms of the offer.

Rights of Inspection

Delaware law allows any stockholder during normal business hours:

(1)    to inspect and to make copies or extracts of:

(a)    the corporation’s stock ledger;

(b)    a list of its stockholders; and

(c)    its other books and records;

(2)    provided that:

(a)    the stockholder makes a written request under oath stating the purpose of his inspection; and

(b)    the inspection is for a purpose reasonably related to the person’s interest as a stockholder.

The register and index of names of shareholders of an English company must be open to inspection (1) for free, by its shareholders and (2) for a fee by any other person. In both cases, the documents may be copied for a fee.

The shareholders of an English public company may also inspect, without charge, during business hours (1) minutes of meetings of the shareholders and obtain copies of the minutes for a fee, and (2) service contracts of the company’s directors.

In addition, the published annual accounts of a public company are required to be available for shareholders at a general meeting and a shareholder is entitled to a copy of these accounts.

CSR shareholders do not have rights to inspect the minutes of meetings of its directors.

The articles of association of CSR provide that no member in his capacity as such shall have any right of inspecting any accounting record or book or document of the company except as conferred by law, ordered by a court of competent jurisdiction or authorized by the CSR board of directors or by ordinary resolution of the shareholders of the company.

Current Rights of Zoran Stockholders	Current Rights of CSR Shareholders
Standard of Conduct for Directors

Delaware law does not contain any specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of Zoran’s board of directors is thus determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on an informed basis, in good faith, and in a manner they believe to be in the best interests of the stockholders.

Delaware law provides that a contract or transaction in which one or more of its directors has an interest shall not be void or voidable solely because such director was present at or participated in the meeting approving such transaction if:

(i)     the material facts of such director’s interest were disclosed or known to the board of directors and the board of directors authorized the transaction in good faith by the affirmative vote of a majority of disinterested directors;

(ii)    the material facts of the director’s interest are disclosed or known to the stockholders and the transaction is approved in good faith by the stockholders; or

(iii)  the transaction is fair as to the corporation at the time it is authorized by the board of directors or stockholders.

Under English law, a director has a broad statutory duty to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole. In addition, there are specific obligations:

(1)    to avoid an actual or potential conflict between his duty to the company and duties to any other person or his own personal interests, and to declare any existing interests that may conflict with a proposed transaction or arrangement of the company;

(2)    not to accept a benefit from a third party conferred by reason of his being a director, or his doing (or not doing) anything as a director;

(3)    to act bona fide in what he considers is in the interests of the company as a whole, bearing in mind a number of different matters;

(4)    to exercise his powers only in accordance with the memorandum and articles of association of the company;

(5)    to exercise independent judgment; and

(6)    to exercise reasonable care, skill and diligence. This test is both subjective (i.e., was the director’s conduct that of a reasonably diligent person who has the knowledge and experience of the director) and objective (i.e., was the director’s conduct that of a reasonably diligent person having the knowledge and experience that a director holding that position should have).

CSR’s articles of association provide that the CSR board of directors may in specified circumstances authorize any matter that would otherwise involve a director breaching his duty under the Companies Acts to avoid a conflict of interest. They also provide that, subject to authorization of such conflict, a director may retain any benefit derived by reason of that interest.

Classification of the Board of Directors

Delaware law permits the certificate of incorporation or a stockholder adopted bylaw to provide that directors be divided into one, two or three classes, with the term of office of one class of directors to expire each year. Zoran’s certificate of incorporation does not divide the Zoran board of directors into classes.	English law permits a company to provide a director with a guaranteed term of employment as a director of that company of up to two years or, subject to approval by the members by ordinary resolution, of more than two years. However, CSR’s articles of association provide that at every annual general meeting any director who (a) has been appointed by the CSR board of directors since the last annual

Current Rights of Zoran Stockholders	Current Rights of CSR Shareholders
general meeting, or (b) held office at the time of the
two preceding annual general meetings and did not
retire at either of them, or (c) has held office with the
company, other than employment or executive office,
for a continuous period of nine years or more at the
date of the meeting, shall retire from office and may
offer himself for re-appointment by the members.

Removal of Directors

Delaware law provides that a director may be removed with or without cause by the holders of a majority in voting power of the shares entitled to vote at an election of directors, except that members of a classified board of directors may be removed only for cause, unless the certificate of incorporation provides otherwise, and directors may not be removed in certain situations in the case of a corporation having cumulative voting without satisfying certain stockholder approval requirements.

Under Zoran’s bylaws, at a special meeting of stockholders called for the purpose in the manner provided in the bylaws or by written consent of a majority of the outstanding shares, the Zoran board of directors, or any individual director, may be removed from office, with or without cause, and a new director or directors elected by a vote of stockholders holding a majority of the outstanding shares entitled to vote at an election of directors.

Under the Companies Act 2006, a company may remove a director without cause by ordinary resolution, irrespective of anything in any agreement between the director and the company, provided that 28 clear days’ notice of the proposed resolution to remove the director is given to the company. See “—Classification of the Board of Directors” above.

On receipt of such a notice, the company must send a copy to the director concerned. The director has a right to be heard on the resolution at the meeting, and may have representations in writing sent to the members of the company to whom notice of the meeting is sent.

CSR’s articles of association provide that in addition to any power of removal conferred by the Companies Acts, the company may by special resolution (i.e. a resolution approved by 75% of the votes cast) remove any director before the expiration of his period of office.

Vacancies on the Board of Directors

Under Delaware law, unless otherwise provided in the certificate of incorporation or the bylaws, (1) vacancies on a board of directors, and (2) newly created directorships resulting from an increase in the number of directors may be filled by a majority of the directors in office.

Zoran’s bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of Directors may be filled by a majority of the Directors then in office, although less than a quorum, or by a sole remaining Director, and each Director so elected shall hold office for the unexpired portion of the term of the Director whose place shall be vacant and until his successor shall have been duly elected and qualified.

Under CSR’s articles of association, the company may by ordinary resolution of shareholders appoint a person to be a director:

(1)    to fill a casual vacancy; or

(2)    to become an additional director,

subject to the requirement of the articles that there be no less than two and no more than fifteen directors at any time.

Under English law, a public company such as CSR must have at least two directors, at least one of whom is a natural person.

The CSR board of directors has the power, subject to the requirement that there be no more than fifteen directors at any time, to appoint a director to serve until the next annual general meeting of the company, whereupon the director concerned is required to retire but will be eligible for re-election.

Current Rights of Zoran Stockholders	Current Rights of CSR Shareholders
Liability of Directors and Officers

Delaware law permits a corporation’s certificate of incorporation to include a provision granting to a corporation the power to exempt a director from personal liability to the corporation and its stockholders for monetary damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

(1)    any breach of his duty of loyalty to the corporation or its stockholders;

(2)    acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(3)    intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

(4)    any transaction from which he derives an improper personal benefit.

Zoran’s certificate of incorporation provides that a director of Zoran will not be personally liable to Zoran or its stockholders for monetary damages for breach of fiduciary duty as a director subject to the limitations set forth above.

English law does not permit a company to exempt any director of the company from any liability arising from negligence, default, breach of duty or breach of trust in relation to the company.

Similar provisions apply to an auditor of a company except that, provided specific requirements are met, a company may by ordinary resolution of shareholders authorize the company to enter into a liability limitation agreement with the auditor.

Indemnification of Directors and Officers

Delaware law generally provides that a corporation may indemnify any officer, director, employee or agent who is made a party to any third party suit or proceeding on account of being a director, officer, employee or agent of the corporation against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action if the officer, director, employee or agent:

(1)    acted in good faith and in a manner he reasonably believed to be in and not opposed to the best interests of the corporation; and

(2)    in a criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

Delaware law permits corporations to purchase and maintain insurance for directors, officers, employees and agents against any liability asserted against the person whether or not the corporation would have the power to indemnify the person under Delaware law.

The Zoran Amended and Restated Bylaws require Zoran to indemnify its directors and authorize Zoran to indemnify its officers to the fullest extent permitted by Delaware law.

English law does not permit a company to indemnify:

(1)    a director of the company; or

(2)    any person employed by the company as an auditor, against any liability arising from negligence, default, breach of duty or breach of trust in relation to the company, except that indemnification is allowed for liabilities associated with:

(1)    defending any proceeding involving a person other than the company or an associated company in which judgment is entered in favor of the director or auditor or the director or auditor is acquitted; or

(2)    proceedings in which the director or auditor is held liable, but the court finds that he acted honestly and reasonably and that relief should be granted.

CSR’s articles of association provide that to the extent permitted by the Companies Acts, the company may indemnify any director of the company or of any associated company against any liability and may purchase and maintain for any director of the company or of any associated company insurance against any liability. This provision applies equally to directors and former directors.

Current Rights of Zoran Stockholders	Current Rights of CSR Shareholders
Zoran maintains directors’ and officers’ liability insurance. In addition, each of Zoran’s current directors and executive officers has entered into a separate indemnification agreement with the company.	The Companies Act 2006 permits companies to purchase and maintain insurance for directors against any liability arising from negligence, default, breach of duty or breach of trust in relation to the company. CSR maintains directors’ and officers’ liability insurance.

Shareholders’ Suits

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation wrongfully fails to enforce the right itself. An individual may also commence a class action suit on behalf of himself and other similarly situated stockholders to enforce an obligation owed to the stockholders directly where the requirements for maintaining a class action under Delaware law have been met. The complaint must:

(1)    state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

(2)    with respect to a derivative action:

(a)    allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors; or

(b)    allege with particularity that such effort would have been futile.

Additionally, the plaintiff must remain a stockholder through the duration of the suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

English law permits a shareholder to initiate a lawsuit on behalf of the company only in limited circumstances.

The Companies Act 2006 provides limited circumstances in which a shareholder of a company may bring a derivative claim in respect of a cause of action vesting in the company, or seeking relief on behalf of the company. Such a claim may only be brought in respect of a cause of action arising from an actual or proposed act or omission involving negligence, default, breach of duty or breach of trust by a director of the company. It is immaterial whether the cause of action arose before or after the person seeking to bring the claim became a shareholder of the company. A person seeking to bring a derivative claim must first obtain the permission of the court to do so. There are specified grounds on which a court must refuse to grant permission to continue the claim, as well as specified grounds that the court must take into consideration.

The Companies Act 2006 also permits a shareholder to apply for a court order on the grounds that (1) the company’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including at least the shareholder making the claim, or (2) an actual or proposed act or omission of the company (including an act or omission on its behalf) is or would be so prejudicial. This provision also applies to a person who is not a shareholder of the company but to whom shares in the company have been transferred or transmitted by operation of law.

If the court is satisfied that the application is well founded, it may make such order as it thinks fit for giving relief in respect of the matters complained of.

Except in these limited circumstances, English law does not generally permit class action lawsuits by shareholders on behalf of the company or on behalf of other shareholders.

Current Rights of Zoran Stockholders	Current Rights of CSR Shareholders
Provisions Relating to Share Acquisitions

Section 203 of the General Corporation Law of the State of Delaware prohibits “business combinations,” including mergers, consolidations, sales and leases of assets, issuances of securities and similar transactions, by a corporation or a subsidiary with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, for three years after the person or entity becomes an interested stockholder, unless:

(1)    prior to the time that the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(2)    after completion of the transaction in which the stockholder became an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including:

(a)    shares held by directors who are also officers and

(b)    shares granted under certain employee benefit plans; or

(3)    after the stockholder becomes an interested stockholder, the business combination is approved by the board of directors and the holders of at least 66  2/3% of the outstanding stock, excluding shares held by the interested stockholder.

The merger is not subject to the restrictions on business combinations set forth in Section 203. Zoran’s board of directors has unanimously approved and adopted the merger and the merger agreement, and CSR is not an interested stockholder of Zoran.

In the case of a company whose shares are listed on the Official List of the U.K. Listing Authority and traded on the London Stock Exchange, shareholder approval must be obtained for certain acquisitions or disposals of assets involving directors or substantial shareholders or their associates.

In addition, takeovers of public companies considered to be resident in the United Kingdom, i.e., generally those whose shares are admitted to the Official List, are regulated by the City Code on Takeovers and Mergers, which is:

(1)    made up of rules derived from European legislation and the Companies Acts and given a statutory footing under the Companies Act 2006

(2)    administered by the Panel on Takeovers and Mergers, a body consisting of representatives of the City of London financial and professional institutions, which oversees the conduct of takeovers.

The City Code provides that when (1) any person acquires, whether by a series of transactions over a period of time or not, shares which, together with shares held or acquired by persons acting in concert with him, represent 30% or more of the voting rights of a public company, or (2) any person, together with persons acting in concert with him, holds at least 30% but not more than 50% of the voting rights and that person, or any person acting in concert with him, acquires any additional shares, the person must generally make an offer to the holders of any class of equity share capital of the company, whether voting or non-voting, and also to the holders of any other class of voting non-equity securities of the company, for cash, or with a cash alternative, at not less than the highest price paid by the offeror or any person acting in concert with him for any interest in shares of that class during the 12 months preceding the date of the offer.

Current Rights of Zoran Stockholders	Current Rights of CSR Shareholders
Anti-Takeover Provisions

Under Delaware law, directors generally have a duty to act without self-interest, on an informed basis, in good faith, and in a manner they reasonably believe to be in the best interests of the stockholders. Nevertheless, a Delaware court will generally apply a policy of judicial deference to board of director decisions to adopt anti-takeover measures in the face of a potential takeover where the directors are able to show that:

(1)    they had reasonable grounds for believing that there was a danger to corporate policy and effectiveness from an acquisition proposal; and

(2)    the board of directors’ action taken was neither preclusive nor coercive and was reasonable in relation to the threat posed.

Zoran does not have a rights plan applicable to its common stock.

Under English law, directors of a company have a fiduciary duty to take only those actions that are in the interests of the company as a whole. Generally, anti-takeover measures are not actions that fall within this category. Under the City Code, a company is prohibited from taking any action which could effectively result in the offer being frustrated or the shareholders being denied an opportunity to decide on its merits without the approval of its shareholders at a general meeting after:

(1)    a bona fide offer has been communicated to its board of directors; or

(2)    its board of directors believes that a bona fide offer is imminent.

CSR does not have a rights plan or similar anti-takeover measure applicable to its share capital.

Disclosure of Interests

Acquirors of Zoran common stock are subject to disclosure requirements under Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder, which provide that any person who becomes the beneficial owner of more than 5% of the outstanding shares of Zoran common stock must, within 10 days after such acquisition and subject to certain exceptions, file a Schedule 13D with the SEC disclosing specified information, and send a copy of the Schedule 13D to Zoran and to each securities exchange on which Zoran common stock is traded. Amendments to Schedule 13D representing changes in co-ownership or intentions with respect to Zoran must be filed promptly.	The U.K. Disclosure and Transparency Rules provide that anyone who acquires a material interest or becomes aware that he has acquired a material interest in 3% or more of any class of shares of a public company’s issued share capital carrying rights to vote at general shareholder meetings must notify that company in writing of his interest within two days. Thereafter, any increase or decrease of a whole percentage point and any decrease that reduces the interest to below 3% must be notified in writing to the company. This requirement applies to CSR shareholders.

Zoran is required by the rules of the SEC to disclose in the proxy statement relating to its annual meeting of stockholders the identity and number of shares of Zoran voting securities beneficially owned by:

(1)    each of its directors;

(2)    its principal executive officer;

(3)    its principal financial officer;

(4)    each of its four most highly compensated executive officers other than its principal executive officer and its principal financial officer;

(5)    all of its directors and executive as a group; and

(6)    any beneficial owner of 5% or more of the Zoran voting securities of which Zoran is aware.

In addition, the Companies Act 2006 provides that a public company may, by notice in writing, require a person whom the company knows or reasonably believes to be or to have been within the three preceding years, interested in the company’s issued voting share capital to (1) confirm whether this is or is not the case, and (2) if this is the case, to give further information that the company requires relating to his interest or any other interest in the company’s shares of which he is aware. The disclosure must be made within a reasonable period as specified in the notice.

When the notice is served by a company on a person who is or was interested in shares of the company and that person fails to give the company any information

Current Rights of Zoran Stockholders	Current Rights of CSR Shareholders

required by the notice within the time specified in the notice, the company may apply to the court for an order directing that the shares in question be subject to restrictions such that, among other things:

(1)    any transfer of the shares is void;

(2)    no voting rights are exercisable in respect of the shares;

(3)    no further shares may be issued in right of the shares or in pursuance of an offer made to their holder; and

(4)    other than in a liquidation, no payment may be made of sums due from the company on the shares, whether in respect of capital or otherwise.

Subject to limited exceptions, any agreement to transfer shares which are subject to restriction (1) above is void.

CSR’s articles of association provide that in such a situation CSR’s board of directors may impose the following restrictions on such a shareholder who holds or is shown to hold an interest of at least 0.25% in number or nominal value of the shares: (a) the shares shall not confer on the holder any right to attend or vote either personally or by proxy at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings, (b) the CSR board of directors may withhold payment of all or any part of any dividends or other moneys payable in respect of the shares and the holder shall not be entitled to receive shares in lieu of dividend, and (c) the CSR board of directors may decline to register a transfer of any of the shares which are certificated shares, unless such a transfer is pursuant to an arm’s length sale. CSR’s articles further provide that in respect of an interest in shares that is less than 0.25% of the relevant class of shares, the restrictions extend only to (a) above.

CSR is required by the rules of the SEC to disclose in its Annual Report on Form 20-F the identity and number of shares of CSR voting securities beneficially owned by any beneficial owner of 5% or more of the CSR voting securities of which CSR is aware.

For so long as CSR remains an SEC reporting company, CSR shareholders that beneficially own more than 5% of the outstanding CSR ordinary shares will be required to comply with reporting requirements under the Exchange Act.

Current Rights of Zoran Stockholders	Current Rights of CSR Shareholders
CSR is required by the listing rules of the U.K. Listing Authority to disclose in its annual report the identity and share interests of its directors and any persons connected with them, as defined in the Companies Act 2006, and of any person with an interest of 3% or more of its CSR ordinary shares.

Persons discharging managerial responsibilities (primarily directors and some senior executives), and their connected persons, must notify a public company such as CSR in writing of the occurrence of all transactions conducted on their own account in the shares of the company, or derivatives or any other financial instruments relating to those shares within four business days of the day on which the transaction occurred. The notification must contain specified information, including the name of the person involved, the type of transaction, the date on which it occurred, and the price and volume of the transaction. The public company must notify a regulatory news service (which will make the information public) of any information notified to it in accordance with these provisions. The notification to a regulatory news service must be made as soon as possible, and in any event by no later than the end of the business day following the receipt of the information by the company.

Limitation of Enforceability of Civil Liabilities under U.S. Federal Securities Laws, Ability to Bring Suits, Enforce Judgments and Enforce U.S. Law

Zoran is a U.S. company incorporated under the laws of Delaware and has substantial assets located in the United States. As a result, investors generally can initiate lawsuits in the United States against Zoran and its directors and officers and can enforce lawsuits based on U.S. federal securities laws in U.S. courts.	CSR is an English company located in the United Kingdom. Many of the directors and officers of CSR are residents of the United Kingdom and not the United States. In addition, although CSR is the sole shareholder of a U.S. subsidiary and, following completion of the merger, will have substantial assets in the United States, the majority of CSR’s assets and a large portion of the assets of CSR’s directors and officers will be located outside of the United States.

As a result, U.S. investors may find it difficult in a lawsuit based on the civil liability provisions of the U.S. federal securities laws:

(1)    to effect service within the United States upon CSR and the directors and officers of CSR located outside the United States;

(2)    to enforce in U.S. courts, or outside the United States, judgments obtained against those persons in the U.S. courts;

Current Rights of Zoran Stockholders	Current Rights of CSR Shareholders

(3)    to enforce in U.S. courts judgments obtained against those persons in courts in jurisdictions outside the United States; and

(4)    to enforce against those persons in the United Kingdom, whether in original actions or in actions for the enforcement of judgments of U.S. courts, civil liabilities based solely upon the U.S. federal securities laws.

Short Swing Profits

Directors and officers of Zoran are governed by rules under the Exchange Act that may require directors and officers to forfeit to Zoran any “short swing” profits realized from purchases and sales, as determined under the Exchange Act and the rules thereunder, of Zoran equity securities.	Directors and officers of CSR are not subject to the Exchange Act’s “short swing” profit rules because CSR is a foreign private issuer under the Exchange Act that is not subject to these rules. However, directors of CSR are subject to applicable U.K. legislation prohibiting insider dealing and market abuse.

In addition, the directors have to comply with the Model Code of the U.K. Listing Authority that has been adopted by CSR, which provides that the considerations taken into account by directors when deciding whether or not to deal in shares of the company of which they are a director must not be of a short-term nature. The Model Code also places additional restrictions on trading during periods prior to announcement of a company’s results or when in the possession of inside information.

Proxy Statements, Reports Notices and Reports to Shareholders

Under the Exchange Act proxy rules, Zoran must comply with notice and disclosure requirements relating to the solicitation of proxies for stockholder meetings.	As a foreign private issuer, CSR is not governed by the proxy rules under the Exchange Act.

However, CSR is governed by the Companies Acts and the listing rules of the U.K. Listing Authority regulating notices of shareholder meetings, which generally provide that notice of a shareholder meeting must be accompanied by (1) a shareholders’ circular containing an explanation of the purpose of the meeting, and (2) the recommendations of the board of directors with respect to actions to be taken. In addition, CSR sends CSR shareholders a copy of its annual report and accounts or a summary thereof.

In addition, under the listing rules of the U.K. Listing Authority, CSR will, depending on their size and importance, be required to send to shareholders details relating to certain acquisitions, dispositions, takeovers, mergers and offers either made by or in respect of the company.

Current Rights of Zoran Stockholders	Current Rights of CSR Shareholders
Reporting Requirements

As a U.S. public company and an accelerated filer under SEC rules, Zoran must file with the SEC, among other reports and notices:

(1)    an Annual Report on Form 10-K within 75 days after the end of the fiscal year;

(2)    a Quarterly Report on Form 10-Q within 40 days after the end of each fiscal quarter; and

(3)    Current Reports on Form 8-K within four business days of the occurrence of specified or other important corporate events.

As a foreign private issuer with securities registered under Section 12 of the Exchange Act, CSR is required to publicly file with the SEC Annual Reports on Form 20-F within four months after the end of each fiscal year effective for fiscal years ending on or after December 15, 2011 and to furnish to the SEC reports on Form 6-K upon the occurrence of significant corporate events reported to UK stockholders.

CSR is required to notify the U.K. Listing Authority and/or the Registrar of Companies of:

(1)    any major new developments relating to its business which are not public knowledge and may lead to a substantial movement in its share price;

(2)    notifications received by it from persons holding an interest in 3% or more of any class of the company’s share capital;

(3)    any changes in its board of directors;

(4)    any purchase or redemption by it of its own equity securities;

(5)    interests of directors in its shares or debentures; and

(6)    changes in its capital structure.

SUMMARY OF CORPORATE GOVERNANCE STANDARDS

Zoran Stockholders before the Merger

Zoran is a reporting company under the Exchange Act and its shares are listed on The NASDAQ Global Select Market. As an SEC reporting company, Zoran is required to comply with SEC reporting disclosure obligations and, as a result of its listing, is required to comply with the listing standards of The NASDAQ Global Select Market, including corporate governance requirements.

CSR Shareholders after the Merger

CSR is a foreign private issuer with a class of securities registered under the Exchange Act. CSR has applied to list the CSR ADSs on The NASDAQ Stock Market under the symbol “[        ].” As a result of the anticipated listing of the CSR ADSs on The NASDAQ Stock Market, CSR will be required to comply with the listing standards of The NASDAQ Stock Market, including most of the corporate governance requirements.

CSR is subject to SEC disclosure obligations applicable to foreign private issuers, which are similar in certain respects to, but different in other respects from, the obligations to which domestic reporting companies (such as Zoran) are subject. Among other things, CSR is required to file an annual report on Form 20-F and report only certain developments on Form 6-K, and the financial statements included in any such reports do not need to be prepared in accordance with U.S. GAAP.

Foreign private issuers that list securities in the United States are subject to many of the corporate governance requirements that apply to domestic issuers (such as Zoran). For example, such issuers are subject to requirements to establish independent audit committees.

CSR is a company organized under the laws of England and Wales and is admitted to the premium segment of the Official List of the U.K. Listing Authority and to trading on the main market of the London Stock Exchange. CSR is subject to a number of different rules and recommendations which regulate its corporate governance. Broadly, they are:

The U.K. Corporate Governance Code on Corporate Governance, which applies to companies with a Premium Listing of equity shares with the U.K. Listing Authority regardless of whether they are incorporated in the U.K. or elsewhere. The U.K. Corporate Governance Code is published by the Financial Reporting Council, which is the U.K.’s independent regulator responsible for promoting confidence in corporate governance and reporting. The U.K. Corporate Governance Code consists of 18 “Main Principles” of good governance setting out standards of good practice in relation to directors (including board balance and independence, performance evaluation and re-election), directors’ remuneration, accountability and audit, and relations with shareholders. Most of the Main Principles have their own set of Supporting Principles and more detailed Code Provisions which, in most cases, amplify the Principles. Compliance with the U.K. Corporate Governance Code’s provisions is not mandatory but, under the listing rules, listed companies are required to include a statement in their annual report and accounts as to whether the company has:

•	complied throughout the accounting period with the “Main Principles” of the U.K. Corporate Governance Code; or

•

not complied throughout the accounting period with the “Main Principles” of the U.K. Corporate Governance Code, and if so setting out those provisions it has not complied with and the reasons for non-compliance.

The UK Corporate Governance Code is supplemented by:

•	the Turnbull Guidance, which is designed to assist listed companies in complying with the internal control requirements of the U.K. Corporate Governance Code;

•	U.K. Financial Reporting Council Guidance on Audit Committees (formerly known as the Smith Guidance) which provides best practice guidance on the role and responsibilities of audit committees; and

•	U.K. Financial Reporting Council Guidance on Board Effectiveness which contains guidance on the implementation of the U.K. Corporate Governance Code.

This guidance has no formal status and companies are not required to follow it when applying the U.K. Corporate Governance Code.

Non-legal guidelines issued by bodies that represent institutional investors (such as the Association of British Insurers, the U.K. National Association of Pension Funds and the U.K. Pensions & Investment Research Consultant). These guidelines apply to listed companies and in some respects go further than the U.K. Corporate Governance Code. Although the guidelines are informal, institutional investors may oppose any corporate actions that contravene them.

The listing rules, which include rules and guidance on listed companies’ continuing obligations.

The Disclosure Rules and Transparency Rules which contain rules and guidance on listed companies’ obligations to disclose and control “inside information” and notify share dealings by persons discharging managerial responsibilities.

Statutes (notably the Companies Acts) which contain numerous provisions relating to the duties of directors (including to act within their powers, promote the success of the company, exercise independent judgment and avoid conflicts of interest) and set out sanctions for breaches of those duties. A listed company must also comply with the Financial Services and Markets Act 2000, in particular the provisions prohibiting market abuse and misleading statements and conduct, and the Criminal Justice Act 1993 pursuant to which insider dealing is a criminal offence.

Common law rules (that is, case law relating, for example, to directors’ fiduciary duties).

CSR’s constitution, the memorandum which sets out the objects of the company and governs its external affairs and the articles of association which governs the internal affairs of the company.

The U.K. Financial Services Authority’s Code of Market Conduct which regulates the disclosure and use of inside information, and actions that could create a false market, in each case in relation to listed company securities.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

CSR is a corporation organized under the laws of England and Wales. A substantial portion of CSR’s assets and most of its directors and executive officers are located and reside, respectively, outside the United States. Because of the location of CSR’s assets and board members, it may not be possible for investors to serve process within the United States upon CSR or such persons with respect to matters arising under the United States federal securities laws or to enforce against CSR or persons located outside the United States judgments of United States courts asserted under the civil liability provisions of the United States federal securities laws.

CSR has been advised by Slaughter and May that there is doubt as to the enforceability in the United Kingdom, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom.

CSR has appointed National Registered Agents, Inc., 875 Avenue of the Americas, Suite 501, New York, NY 10001, as its agent to receive service of process in any action against it in any state or federal court in the State of New York arising out of the transaction described in this proxy statement/prospectus or any purchase or sale of the ordinary shares in connection with this transaction.

STOCKHOLDERS PROPOSALS

Zoran does not intend to hold an annual meeting of its stockholders in 2011, and will hold its 2011 annual meeting only if the merger is not completed. If Zoran’s 2011 annual meeting is held, stockholder proposals will be considered for inclusion in Zoran’s proxy statement for the meeting so long as they are provided to Zoran on a timely basis and satisfy the other conditions set forth in applicable SEC rules. For a stockholder proposal to have been included in Zoran’s proxy materials for the 2011 annual meeting, the proposal must have been received at Zoran’s principal executive offices, 1390 Kifer Road, Sunnyvale, California 94086, addressed to the General Counsel, not later than December 30, 2010. Stockholders who intend to present an item of business at the 2011 annual meeting (other than a proposal submitted for inclusion in Zoran’s proxy statement) must have provided notice of such business no later than December 30, 2010. Such proposals must satisfy the requirements of Section 16 of Zoran’s Bylaws. Should a stockholder proposal be brought before the 2011 annual meeting, regardless of whether it is included in Zoran’s proxy materials, Zoran’s management proxy holders will be authorized by Zoran’s proxy form to vote for or against the proposal, in their discretion, if Zoran does not receive notice of the proposal, addressed to the General Counsel at Zoran’s principal executive offices, prior to the close of business on March 14, 2011.

LEGAL MATTERS

The validity of the CSR ordinary shares underlying the CSR ADSs to be issued in the merger will be passed upon for CSR by Slaughter and May, U.K. counsel to CSR.

Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, U.S. counsel for CSR, represented CSR in connection with the merger and the preparation of this proxy statement/prospectus and will pass on certain U.S. federal income tax consequences of the merger for CSR.

Jones Day, Palo Alto, California, represented Zoran in connection with the merger and the preparation of this proxy statement/prospectus and will pass on certain U.S. federal income tax consequences of the merger for Zoran.

EXPERTS

The consolidated financial statements of CSR plc as of December 31, 2010 and January 1, 2010 and for the periods ended December 31, 2010, January 1, 2010 and January 2, 2009 and the effectiveness of CSR’s internal control over financial reporting as of December 31, 2010 have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, incorporated by reference herein from CSR’s Annual Report on Form 20-F for the 52 weeks ended December 31, 2010. Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Zoran Corporation as of December 31, 2010 and 2009, and for each of the two years ended December 31, 2010, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated by reference herein from Zoran’s Annual Report on Form 10-K for the year ended December 31, 2010 which report (1) expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the fact that in 2009 Zoran Corporation adopted new accounting guidance issued by Financial Accounting Standards Board related to business combinations and (2) expresses an unqualified opinion on the effectiveness of internal control over financial reporting. Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Zoran Corporation for the year ended December 31, 2008 incorporated in this Proxy Statement/Prospectus by reference to Zoran Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Microtune, Inc. as of December 31, 2009 and 2008, and for each of the years in the two-year period ended December 31, 2009 have been incorporated by reference herein from Zoran’s Current Report on Form 8-K/A, dated February 11, 2011 in reliance upon the reports of KPMG LLP, independent registered public accounting firm and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of SiRF Technology Holdings, Inc. at December 27, 2008 and December 31, 2007, and for the periods ended December 27, 2008, December 31, 2007 and December 31, 2006, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

CSR files annual reports and furnishes other reports and information with the SEC. Zoran files annual, quarterly and current reports, proxy statements and other information with the SEC. CSR has filed a registration statement on Form F-4 to register with the SEC the offer and sale of the CSR ordinary shares underlying the CSR ADSs that Zoran stockholders will receive in the merger. This proxy statement/prospectus is a part of the registration statement on Form F-4. This proxy statement/prospectus is a prospectus of CSR as well as a proxy statement of Zoran for its special meeting.

You may read and copy any reports, statements or other information filed by Zoran or CSR at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Zoran and CSR, at www.sec.gov. You may also access the SEC filings and obtain other information about Zoran through the website maintained by Zoran, which is www.zoran.com, and information about CSR through the website maintained by CSR, which is www.csr.com. CSR publishes annual, half-yearly and quarterly reports, copies of which can be viewed on CSR’s website, www.csr.com, and on the London Stock Exchange’s website, www.londonstockexchange.com. The information contained on these websites is not incorporated by reference into this proxy statement/prospectus.

Zoran and CSR have not authorized anyone to give any information or make any representation about the merger that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

INCORPORATION BY REFERENCE

The SEC allows CSR and Zoran to incorporate by reference information in this proxy statement/prospectus. This means that CSR and Zoran can disclose important information to you by referring you to another document separately filed with or furnished to the SEC.

Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such document is not intended to create any implication that there has been no change in the affairs or CSR, Zoran or any other company since the date of the relevant document or that the information contained in such document is current as of any time subsequent to its date. Any statement contained in such incorporated documents is deemed to be modified or superseded for the purpose of this proxy statement/prospectus to the extent that a subsequent statement contained in another document that is incorporated by reference at a later date modifies or supersedes that statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that CSR, Zoran and Microtune previously filed with or furnished to the SEC, as well as the appendices to this proxy statement/prospectus. They contain important information about the companies and their condition, business and results.

CSR SEC Filings (SEC File No. 000-53684; CIK No. 0001368358)

•	CSR’s Annual Report on Form 20-F for the 52 week period ended December 31, 2010.

•	The descriptions of CSR ADSs contained in CSR’s registration statement on Form F-6 dated [ ], 2011.

•	The description of the CSR ordinary shares contained in CSR’s registration statement on Form 8-A dated June 1, 2009, as amended.

•

The audited consolidated financial statements of SiRF Technology Holdings, Inc. at December 27, 2008 and December 31, 2007, and for the financial periods ended December 27, 2008, December 31, 2007 and December 31, 2006 contained in CSR’s Registration Statement on Form F-4 (Reg. No. 333-159615) dated May 29, 2009, as amended.

Zoran SEC Filings (SEC File No. 000-27246; CIK No. 0001003022)

•	Zoran’s Annual Report on Form 10-K for the year ended December 31, 2010.

•

Zoran’s Current Reports on Form 8-K filed on January 5, 2011, January 20, 2011, January 21, 2011, January 25, 2011, February 3, 2011, February 8, 2011, February 10, 2011, February 11, 2011, February 22, 2011, February 23, 2011, March 9, 2011 and March 29, 2011.

•	The audited consolidated financial statements of Microtune as of and for the years ended December 31, 2009 and 2008 contained in Zoran’s Current Report on Form 8-K/A, dated February 11, 2011.

Microtune, Inc. SEC Filings (SEC File No. 000-31029-40; CIK No. 0001108058)

•

The unaudited condensed consolidated financial statements of Microtune as of and for the three and nine months ended September 30, 2010 and 2009 contained in Microtune’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.

All Annual Reports on Form 20-F that CSR may file with the SEC pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the special meeting of Zoran’s stockholders shall also be deemed to be incorporated by reference. CSR may also incorporate into this proxy statement/prospectus any Reports of Foreign Private Issuer on Form 6-K which it furnishes to the SEC after the date of this proxy statement/prospectus and prior to the date of the special meeting of Zoran’s stockholders by identifying in such form that it is being incorporated by reference into this proxy statement/prospectus.

All reports filed by Zoran under Section 13(a), 13(c) or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the special meeting of Zoran’s stockholders shall also be deemed to be incorporated by reference. To the extent that any information contained in any Current Report of Zoran on Form 8-K, or any exhibit thereto, is furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference into this proxy/statement prospectus.

CSR has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to CSR and SiRF, and Zoran has supplied all information contained or incorporated by reference relating to Zoran and Microtune.

Documents incorporated by reference are available from CSR and Zoran without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus or filed as exhibits to the registration statement of which this proxy/statement prospectus is a part by requesting them in writing or by telephone from the appropriate company at the following addresses:

CSR plc Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Telephone: (44) 1223 692000	Zoran Corporation 1390 Kifer Road Sunnyvale, California 94086 Telephone: (408) 523-6500

Zoran stockholders requesting documents should do so by [                    ], 2011 (which is five business days prior to the special meeting) in order to ensure you receive them before the special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from CSR or Zoran, they will be mailed to you by first-class mail, or another equally prompt means, within one business day after receipt of your request.

This proxy statement/prospectus contains a description of the representations and warranties that each of CSR and Zoran made to the other in the merger agreement. Representations and warranties made by CSR, Zoran and other applicable parties are also set forth in contracts and other documents (including the merger agreement) that are attached or filed as appendices or exhibits to this proxy statement/prospectus or are incorporated by reference into this proxy statement/prospectus. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the merger agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding Zoran, CSR or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus.

APPENDIX A—AGREEMENT AND PLAN OF MERGER

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

CSR PLC,

ZEISS MERGER SUB, INC.

and

ZORAN CORPORATION

Dated as of February 20, 2011

INDEX OF DEFINED TERMS

Term	Section
2010 Company Condensed Accounts	1.9
2010 Parent Financial Statements	1.9
Acceptable Confidentiality Agreement	5.4(d)(i)
ADS	Recitals
Affiliate	1.9
Agreement	Preamble
Bankruptcy and Equity Exception	3.18(b)
Bird	3.21(j)
Book Entry Shares	2.1(c)(ii)
Business Day	1.9
Cancelled Shares	2.1(b)
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
COBRA	3.19(e)
Code	1.9
Companies Act	4.10(a)
Company	Preamble
Company Appointees	4.3
Company Benefit Plans	3.19(a)
Company Board Recommendation	3.3
Company Certificates	2.1(c)(iii)
Company Common Stock	Recitals
Company Contracts	3.8(c)
Company Disclosure Letter	1.9
Company Employee	5.9(b)
Company Facilities	3.24(d)
Company Financial Advisor	3.29
Company In-Licenses	3.23(c)
Company Intellectual Property Rights	3.23(a)
Company IP Contracts	3.23(c)
Company Leases	3.24(b)
Company Material Adverse Effect	1.9
Company Material Contracts	3.18
Company Option Plans	1.9
Company Organizational Documents	3.5
Company Out-Licenses	3.23(c)
Company Permits	3.25(a)
Company Preferred Stock	3.9(a)
Company Product	1.9
Company Proxy Statement	3.7(b)
Company Public Reports	3.12(a)
Company RSU	2.4(d)
Company Stock Options	2.4(a)
Company Stockholders Meeting	3.7(b)
Company Tax Incentives	3.21(h)
Company Technology	1.9
Company Voting Agreements	Recitals

Term	Section
Confidentiality Agreement	5.3(c)
Contracts	1.9
Converted Parent RSU	2.4(d)
Converted Stock Option	2.4(a)
Copyrights	1.9
D&O Replacement Policy	5.10(c)
D&O Tail Policy	5.10(c)
Defined Benefits	4.18(g)
Depositary Bank	5.13(a)
DGCL	1.1(a)
Disclosing Party	5.3(a)
Disclosure and Transparency Rules	4.11(a)
Effective Time	1.3
Effects	1.9
Environmental Laws	3.22
Environmental Permits	3.22
ERISA	3.19(a)
ERISA Affiliate	3.19(c)
ESPP	2.4(h)
Excess ADSs	2.3(f)(i)
Exchange Act	3.7(b)
Exchange Agent	2.3(b)
Exchange Agent Agreement	2.3(b)
Exchange Fund	2.3(b)
Exchange Ratio	2.1(c)
Exchange Trust	2.3(f)(i)
Expenses	5.17
Form 8-A Registration Statement	5.6(a)
Form F-4 Registration Statement	4.7(b)
Form F-6 Registration Statement	4.7(b)
General Ruling	5.24(a)(ii)
Governmental Authorizations	3.7
Governmental Entity	3.7
Hazardous Substances	1.9
HSR Act	3.7(d)
Indemnified Parties	5.10(a)
Intellectual Property Rights	1.9
Internet Assets	1.9
Investment Center	3.21(j)
Investment Center Approval	5.13(a)
IP Registrations	1.9
Irrevocable VAT	1.9
IRS	3.19(b)
ISA Approval	5.25
Israeli Benefit Plan	1.9
Israeli Government Grants	3.21(j)
Israeli Options Tax Ruling	5.23(a)(i)
Israeli Sub	1.9
Israeli Tax Certificate	2.3(g)
Israeli Tax Rulings	5.23(a)(ii)

Term	Section
Israeli Withholding Tax Ruling	5.23(a)(ii)
ITA	3.19(b)
ITO	2.3(c)(v)
Knowledge	1.9
Lapsed Performance Awards	4.9(f)
Laws	1.9
Legal Actions	1.9
Liabilities	3.15
Liens	1.9
Listing Rules	4.3
Maximum Premium	5.10(c)
Merger	Recitals
Merger Consideration	2.1(c)(iii)
Merger Sub	Preamble
OCS	3.21(j)
OCS Approval	5.13(a)
Off-the-Shelf Software	3.23(c)
Open Source License	1.9
Open Source Materials	1.9
Orders	1.9
Outside Date	7.2(a)
Parent	Preamble
Parent Board Recommendation	4.3
Parent Circular/Prospectus	4.7(c)
Parent Contracts	4.8(c)
Parent Disclosure Letter	1.9
Parent Facilities	4.23(d)
Parent Financial Advisor	4.3
Parent In-Licenses	4.22(c)
Parent Intellectual Property Rights	4.22(a)
Parent IP Contracts	4.22(c)
Parent Leases	4.23(b)
Parent Life Plans	4.18(a)(ii)
Parent Material Adverse Effect	1.9
Parent Material Contracts	4.17
Parent Option Plans	4.9(a)
Parent Ordinary Shares	Recitals
Parent Organizational Documents	4.5
Parent Out-Licenses	4.22(c)
Parent Permits	4.24(a)
Parent Product	1.9
Parent Prospectus	4.7(c)
Parent Public Reports	4.11(b)
Parent Shareholder Circular	4.7(c)
Parent Shareholders Meeting	4.7(c)
Parent Share Options	4.9(c)
Parent Tax Incentives	4.20(h)
Parent Technology	1.9
Parent U.K. Public Reports	4.11(a)
Parent U.S. Public Reports	4.11(b)

Term	Section
Parent Voting Agreements	Recitals
Patents	1.9
Permits	3.25(a)
Person	1.9
Post-Signing Returns	5.22(a)
Prospectus Rules	4.11(a)
Proxy Materials	5.6(a)
Proxy Statement/Prospectus	5.6(a)
Receiving Party	5.3(a)
Registered Company IP	3.23(b)
Registered Parent IP	4.22(b)
Registration Statement Effective Date	5.6(a)
Relevant Employee	4.18(a)(i)
Relevant Employee Dependent	4.18(a)(i)
Representatives	1.9
Requisite Company Vote	3.3
Requisite Parent Vote	4.3
SEC	3.7(b)
Securities Act	3.7(b)
Significant Subsidiary	1.9
SiRF Awards	4.9(f)
Software	1.9
Subsidiary	1.9
Superior Proposal	1.9
Surviving Bylaws	1.6
Surviving Charter	1.5
Surviving Corporation	1.1
Takeover Proposal	1.9
Takeover Statutes	3.28
Taxes	1.9
Tax Opinions	5.14(b)
Tax Returns	1.9
Technology	1.9
Termination Fee	7.5(f)
Trade Secrets	1.9
Trademarks	1.9
Treasury Regulations	1.9
Trustee	1.9
UK Corporate Governance Code	4.12(a)
UK Government Grants	4.20(j)
UKLA	4.3
U.S. Copyright Office	5.20(b)
U.S. GAAP	1.9
U.S. PTO	5.20(b)
VAT	1.9
VAT Group	1.9

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of February 20, 2011 (this “Agreement”), by and among CSR plc, a company organized under the laws of England and Wales (“Parent”), Zeiss Merger Sub, Inc., a Delaware corporation that is a direct, wholly-owned subsidiary of Parent (“Merger Sub”), and Zoran Corporation, a Delaware corporation (the “Company”).

RECITALS

(a) The respective boards of directors of Merger Sub and the Company have approved and declared advisable, and the board of directors of Parent has approved, this Agreement, and the merger of Merger Sub with and into the Company (the “Merger”), all upon the terms and subject to the conditions set forth in this Agreement.

(b) Subject to certain exceptions, by virtue of the Merger, all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) will be converted into the right to receive American Depositary Shares of Parent (the “ADSs”), with each ADS representing four (4) ordinary shares, par value £0.001 per share, of Parent (the “Parent Ordinary Shares”).

(c) Concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain directors and executive officers of the Company are entering into voting agreements with Parent in the form attached hereto as Exhibit A (the “Company Voting Agreements”).

(d) Concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, certain directors and executive officers of Parent are entering into voting agreements with the Company substantially in the form attached hereto as Exhibit B (the “Parent Voting Agreements”).

(e) For U.S. federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Code.

Accordingly, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, (i) Merger Sub shall be merged with and into the Company, (ii) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under Delaware Law as the surviving corporation in the Merger (the “Surviving Corporation”), and (iii) the Surviving Corporation shall become a wholly-owned subsidiary of Parent.

Section 1.2 Closing. Subject to the satisfaction or waiver of all of the conditions to closing contained in Article VI, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California, at 3:00 p.m. local time as promptly as practicable (but in no event later than the second Business Day) after the day on which the last of those conditions (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) is satisfied or waived in accordance with this Agreement or (b) at such other place and time or on such other date as Parent and the Company may agree. The date on which the Closing occurs is referred to as the “Closing Date”.

Section 1.3 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, promptly after the Closing on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated under Delaware Law by filing a certificate of merger (the “Certificate of Merger”) to be executed, signed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

Section 1.5 Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be amended so as to read in its entirety as set forth on Exhibit C and, as so amended, shall be, from and after the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Surviving Charter”), until duly amended as provided therein or by applicable Laws.

Section 1.6 Bylaws. The bylaws of Merger Sub in effect immediately prior to the Effective Time shall be, from and after the Effective Time, the bylaws of the Surviving Corporation (the “Surviving Bylaws”) until amended in accordance with this Agreement as provided in the Surviving Charter, in the Surviving Bylaws, or by applicable Laws.

Section 1.7 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and the DGCL.

Section 1.8 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and the DGCL.

Section 1.9 Certain Definitions. For purposes of this Agreement:

(a) “2010 Company Condensed Accounts” means the Company’s unaudited condensed consolidated balance sheet at December 31, 2010 and condensed consolidated statement of operations for the year then ended, in each case as included in the draft of the Company’s annual report on Form 10-K furnished to Parent on February 16, 2011.

(b) “2010 Parent Financial Statements” means the audited consolidated financial statements of Parent and its consolidated Subsidiaries for the period ended December 31, 2010, including the notes thereto.

(c) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

(d) “Business Day” means any day, other than Saturday, Sunday or a United States federal or United Kingdom bank holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time.

(e) “Code” means the United States Internal Revenue Code of 1986, as amended.

(f) “Company Disclosure Letter” means the disclosure letter, dated as of the date of this Agreement, delivered by the Company to Parent.

(g) “Company Material Adverse Effect” means any effect, event, change, occurrence, circumstance or development (collectively, “Effects”) which individually or in the aggregate (i) is materially adverse to the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would prevent the Company from consummating the transactions contemplated by this Agreement. For the purposes of clause (i), none of the following shall be deemed, either alone or in combination, to constitute a Company Material Adverse Effect or be taken into account in determining whether a Company Material Adverse Effect has occurred: (A) any Effects arising from the financial, securities or capital markets or the economy to the extent that they do not disproportionately affect the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which the Company and its Subsidiaries operate; (B) any Effect arising from the industries in which the Company or any of its Subsidiaries operates in general to the extent that they do not disproportionately affect the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which the Company and its Subsidiaries operate; (C) any Effects arising from the currency markets or currency fluctuations generally; (D) any Effects arising from the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated hereby; (E) any Effects resulting from Parent’s refusal or unreasonable delay in granting a request to take or omit to take any action that the Company is not permitted to take (or is required to omit from taking) under this Agreement without having obtained the prior consent of Parent, to the extent the action or omission sought by the Company would have avoided such Effect; (F) changes in law, rule or regulations or generally accepted accounting principles, IFRS or the interpretation thereof to the extent they do not disproportionately affect the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which the Company and its Subsidiaries operate; (G) any action taken at the request of, or with the consent of, Parent; (H) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts, earthquakes, hurricanes, tornadoes or other natural disasters to the extent they do not disproportionately affect the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the principal industries or locations in which the Company and its Subsidiaries operate; (I) any Effect caused by the actions taken by Ramius Value & Opportunity Master Fund, LTD and its Affiliates to replace members of the Company’s Board of Directors; (J) the litigation described in item 1 of Section 3.17 of the Company Disclosure Letter or any other claim, action, suit, proceeding, liability or obligation arising out of the facts, events or occurrences underlying such litigation; (K) stockholder class action or derivative litigation or other litigation to the extent arising from allegations of a breach of fiduciary or other common law or statutory duty (including any stockholder claims alleging any violations of state common or statutory law, state blue sky laws, U.S. federal securities laws or the regulations promulgated thereunder) relating to the negotiation, execution, delivery or performance of this Agreement and/or the consummation or proposed consummation of any of the transactions contemplated hereby; (L) any change in the trading prices of the Company’s equity securities by itself; and (M) any failure to meet any internal or public projections, forecasts or estimates of revenue or earnings or other financial or operational measures or the issuance of revised projections that are not as optimistic as those in existence as of the date hereof; provided, however, that with respect to any change or failure described in clauses (L) and (M), any Effects that may have contributed to or caused such change or failure may independently constitute a Company Material Adverse Effect to the extent not otherwise excluded by the definition of “Company Material Adverse Effect.”

(h) “Company Option Plans” means the Company’s 2005 Equity Incentive Plan, 2005 Outside Directors Equity Plan, 2000 Nonstatutory Stock Option Plan, 2000 Nonstatutory Stock Option Plan, 2005 Equity

Incentive Plan, 1993 Stock Option Plan, Oak Technology 2002 Stock Option Plan for Teralogic Group, Oak Technology 1994 Stock Option Plan, Oak Technology 1994 Outside Directors Stock Option Plan, Microtune, Inc. 2000 Stock Plan and Microtune, Inc. 2010 Stock Plan.

(i) “Company Product” means any product or device sold or distributed by the Company or any of its Subsidiaries, or any service provided by the Company or any of its Subsidiaries to third parties, in the five (5) year period preceding the date hereof.

(j) “Company Technology” means all computer software programs, including all source code and object code (“Software”), semiconductor IP cores (including Verilog files, netlists, chip layouts and floorplans, GDSII files, and mask works), and all related documentation and databases reflecting the foregoing and all other tangible embodiments of Intellectual Property Rights in Company Products.

(k) “Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, commitments, leases or other instruments or obligations.

(l) “Hazardous Substances” means: (i) any chemical, emission or substance that is listed, classified or regulated as toxic, hazardous, a pollutant or contaminant, or otherwise injurious or detrimental under any Environmental Laws; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint, polychlorinated biphenyls, radioactive material or radon; or (iii) any other substance that is or would reasonably be expected to become the subject of regulatory action under any Environmental Laws.

(m) “Intellectual Property Rights” means all rights arising under or associated with any of the following, as they exist anywhere in the world: (i) patents, patent applications and similar rights in inventions and designs (“Patents”); (ii) trademarks, service marks, trade dress, trade names, brand names, designs, logos, or corporate names, whether registered or unregistered (“Trademarks”); (iii) copyrights and mask works and other rights in work of authorship, data bases or data collections (“Copyrights”); (iv) trade secrets, and similar rights in confidential know-how and information (“Trade Secrets”); (v) rights in domain names, Internet addresses and other computer identifiers, web sites, web pages and similar rights and items (“Internet Assets”); (vi) all applications, registrations and filings for any of the foregoing that have been registered, filed, certified or otherwise perfected or recorded with or by any state, government or other public or quasi-public legal authority (“IP Registrations”); and (vii) all equivalent or similar rights in or to any of the foregoing.

(n) “Irrecoverable VAT” means, in relation to any person, any amount in respect of VAT which that person (or a member of the same VAT Group as that person) has incurred and in respect of which neither that person nor any other member of the same VAT Group as that person is entitled to a refund (by way of credit or repayment) from any relevant Tax authority pursuant to and determined in accordance with any relevant VAT legislation in the UK or the US.

(o) “Israeli Benefit Plan” means each Company Employee Plan established, maintained, contributed to or required to be established, maintained or contributed to by the Company or its Israeli Sub pursuant to which any current or former employee, director or individual independent contractor of the Company or its Israeli Sub who is resident in Israel has any current or future right to benefits, including, without limitation, Manager’s Insurance (Bituach Menahalim) or other provident or pension funds which are not government-mandated but were set up by the Company or its Israeli Subsidiary, whether or not satisfying Company’s legal obligation to pay statutory severance pay under the Israeli Severance Pay Law, 5723-1963.

(p) “Israeli Sub” means Zoran Microelectronics Ltd, a corporation formed under the laws of Israel.

(q) “Knowledge” means, when used with respect to (i) Parent, the knowledge of the persons listed on Section 1.1(o) of the Parent Disclosure Letter and (ii) the Company, the knowledge of the persons listed on Section 1.1(q) of the Company Disclosure Letter, in each case after due inquiry.

(r) “Laws” means any laws, statutes, directives, ordinances, rules, regulations, codes or executive orders enacted, issued, adopted, promulgated or applied by any Governmental Entity (including the Listing Rules, the Disclosure and Transparency Rules and the Prospectus Rules of the UKLA, and the UK Corporate Governance Code).

(s) “Legal Actions” means legal actions, claims, demands, arbitrations, charges, complaints, indictments, litigations, suits or other civil, criminal, administrative or investigative proceedings.

(t) “Liens” means any liens, pledges, security interests, claims, options, rights of first offer or refusal, charges or other encumbrances.

(u) “Open Source Materials” means all Software that is distributed under an “open source”, “copyleft” or “freeware” license (an “Open Source License”) including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL) or Mozilla Public License (MPL), or that is made publicly available in source code form without a requirement for payment and imposes an obligation on any user to publish the user’s proprietary source code, limits the user’s ability to receive compensation for sublicensing the user’s proprietary source code, or requires the user to license its proprietary source code for the purpose of making derivative works.

(v) “Orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by any Governmental Entity.

(w) “Parent Disclosure Letter” means the disclosure letter, dated as of the date of this Agreement, delivered by Parent to the Company.

(x) “Parent Material Adverse Effect” means any Effect which individually or in the aggregate (i) is materially adverse to the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries, taken as a whole, or (ii) would prevent Parent from consummating the transactions contemplated by this Agreement. For the purposes of clause (i), none of the following shall be deemed, either alone or in combination, to constitute a Parent Material Adverse Effect or be taken into account in determining whether a Parent Material Adverse Effect has occurred: (A) any Effects arising from the financial, securities or capital markets or the economy to the extent that they do not disproportionately affect Parent and its Subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which Parent and its Subsidiaries operate; (B) any Effect arising from the industries in which in which Parent or any of its Subsidiaries operates in general to the extent that they do not disproportionately affect Parent and its Subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which Parent and its Subsidiaries operate; (C) any Effects arising from the currency markets or currency fluctuations generally; (D) any Effects arising from the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated hereby; (E) any Effects resulting from the Company’s refusal or unreasonable delay in granting a request to take or omit to take any action Parent is not permitted to take (or is required to omit from taking) under this Agreement without having obtained the prior consent of the Company, to the extent the action or omission sought by Parent would have avoided such Effect; (F) changes in law, rule or regulations or generally accepted accounting principles, IFRS or the interpretation thereof to the extent they do not disproportionately affect Parent and its Subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which the Company and its Subsidiaries operate; (G) any action taken at the request of, or with the consent of, the Company; (H) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts, earthquakes, hurricanes, tornadoes or other natural disasters to the extent they do not disproportionately affect Parent and its Subsidiaries, taken as a whole, compared to other companies operating in the principal industries or locations in which Parent and its Subsidiaries operate; (I) stockholder class action or derivative litigation or other litigation to the extent arising from allegations of a breach of fiduciary or other common law or statutory duty (including any stockholder claims alleging any violations of state common or statutory law, state blue sky laws, U.S. federal securities laws or the regulations promulgated thereunder) relating to the negotiation, execution, delivery or performance of this Agreement and/or the consummation or proposed consummation of any of the transactions contemplated hereby; (J) any change in the trading prices of Parent’s equity securities by itself; and (K) any failure to meet any internal or public projections, forecasts or estimates of revenue or earnings or other financial or operational measures or the issuance of revised projections that are not as optimistic as those in existence as of the date hereof; provided, however, that with respect to any change or failure described in clauses (J) and (K), any Effects that may have contributed to or caused such change or failure may independently constitute a Parent Material Adverse Effect to the extent not otherwise excluded by the definition of “Parent Material Adverse Effect.”

(y) “Parent Product” means any product or device sold or distributed by Parent or any of its Subsidiaries, or any service provided by Parent or any of its Subsidiaries, in the five (5) year period preceding the date hereof.

(z) “Parent Technology” means all computer software programs, including all Software, semiconductor IP cores (including Verilog files, netlists, chip layouts and floorplans, GDSII files, and mask works), and all related documentation and databases reflecting the foregoing and all other tangible embodiments of Intellectual Property Rights in Parent Products.

(aa) “Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term shall include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

(bb) “Representatives” means, when used with respect to Parent or the Company, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, agents and other representatives of Parent or the Company, as applicable, and its Subsidiaries.

(cc) “Significant Subsidiary” means, when used with respect to any Person, a Subsidiary of another Person as such term is defined in Rule 1-02(w) under Regulation S-X promulgated by the SEC pursuant to the Exchange Act).

(dd) “Subsidiary” means, when used with respect to Parent or the Company, any other Person that Parent or the Company, as applicable, directly or indirectly owns or has the power to vote or control 50% or more of any class or series of capital stock of such Person.

(ee) “Superior Proposal” means, with respect to Parent or the Company, as applicable, any bona fide written Takeover Proposal for such party that, if consummated, would result in a person “acting in concert” (as defined in the City Code on Takeovers and Mergers) or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) owning, directly or indirectly, more than 80% of the common stock or ordinary shares, as applicable, of such party then outstanding (or of the ordinary shares or shares of the common stock, as applicable, of the surviving entity in a merger or the ultimate parent of the surviving entity in a merger) or more than 80% of the assets of such party and its Subsidiaries and which the board of directors of such party determines in good faith (after consultation with its legal counsel and the Company Financial Advisor or Parent Financial Advisor, as the case may be) to be more favorable to the stockholders, taken as a whole, of such party from a financial point of view than the transactions contemplated by this Agreement, taking into consideration the conditions to the consummation of such Takeover Proposal and the financial, legal, regulatory and other aspects of such Takeover Proposal.

(ff) “Takeover Proposal” means, with respect to Parent or the Company, as applicable, any indication of interest, proposal or offer from any person relating to (i) a direct or indirect acquisition, in one transaction or a series of related transactions, of assets (including equity securities of any Subsidiary of such party) or businesses of such party or its Subsidiaries that generate or constitute, individually or in the aggregate, 20% or more of the consolidated net revenues, net income or assets (as of and for the year ended December 31, 2010) of such party and its Subsidiaries, taken as a whole, (ii) the issuance to any person, persons “acting in concert” (as defined in the City Code on Takeovers and Mergers) or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) of 20% or more of any class of equity capital of such party, (iii) any tender or exchange offer that, if consummated, would result in any person, persons acting in concert or group beneficially owning 20% or more of any class of equity capital of such party or (iv) any merger, consolidation, business combination, share exchange or similar transaction, including in the case of Parent any “offer” as defined in the City Code on Takeovers and Mergers, in one transaction or a series of related transactions, involving such party or any of its Significant Subsidiaries that would result in any persons, persons acting in concert or groups (including the shareholders of a person party to such transaction) beneficially owning 20% or more of any class of equity capital of such party, the surviving company or the resulting parent company of such party in such transaction, in each case other than the transaction contemplated by this Agreement; provided, however, that for purposes of references to “Takeover Proposal” in Section 7.5, the references in this definition to “20%” shall be replaced by “50%”.

(gg) “Tax” or “Taxes” means (i) any and all federal, state, provincial, local and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto), in the United States, the United Kingdom, Israel or otherwise, including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), national insurance, unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, and (ii) any transferee liability in respect of any items described in the foregoing clause (i).

(hh) “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(ii) “Treasury Regulations” means the Treasury regulations promulgated under the Code.

(jj) “Trustee” means the trustee appointed by the Israeli Sub in accordance with the provisions of the ITO and approved by the ITA, with respect to securities granted or issued under Section 102 of the ITO, which is currently Tamir Fishman Trusts 2004 Ltd., and any replacement trustee in accordance with the terms of this Agreement and the Company Stock Plans.

(kk) “U.S. GAAP” means generally accepted accounting principles in the United States.

(ll) “VAT” means (a) within the European Union, any Tax imposed by any member state in conformity with the Directive of the Council of the European Union on the common system of value added tax (2006/112/EC) and (b) outside the European Union, any Tax corresponding to or substantially similar to, the common system of value added tax referred to in paragraph (a) of this definition.

(mm) “VAT Group” means a group of bodies corporate for the purposes of UK or US VAT.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK;

EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Merger Sub or the Company:

(a) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation;

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock owned by the Company or by Parent or any of their respective wholly-owned Subsidiaries immediately prior to the Effective Time (collectively, the “Cancelled Shares”) shall be cancelled automatically and shall cease to exist, and no ADSs, Parent Ordinary Shares or other consideration shall be paid in exchange for those Cancelled Shares; and

(c) Conversion of Company Common Stock.

(i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares, if any) shall be converted into the right to receive 0.4625 ADSs (the “Exchange Ratio”, which, for the avoidance of doubt, may also be expressed as 1.85 Parent Ordinary Shares per share of Company Common Stock), with each whole ADS representing four (4) Parent Ordinary Shares, subject to (A) the anti-dilution adjustments provided in Section 2.2 and (B) the payment of cash in lieu of fractional ADSs as provided in Section 2.3(f), and (x) such ADSs and Parent Ordinary Shares underlying such ADSs, when issued, shall be free from all Liens and (y) from and as of the Effective Time, such ADSs and the Parent Ordinary Shares underlying such ADSs shall rank pari passu in all respects with the ADSs and Parent Ordinary Shares, respectively, then outstanding; and

(ii) All shares of Company Common Stock that have been converted into the right to receive ADSs as provided in Section 2.1(c)(i) shall be cancelled automatically and shall cease to exist, and the holders of (x) shares of Company Common Stock which immediately prior to the Effective Time were represented by certificates (“Company Certificates”) or (y) non-certificated shares of Company Common Stock which immediately prior to the Effective Time were represented by book entry (“Book Entry Shares”) shall cease to have any rights with respect to those shares, other than the right to receive the ADSs and cash in lieu of fractional ADSs as provided in this Section 2.1 and Section 2.3 upon surrender of Company Certificates, if any, in accordance with this Article II, including Section 2.3(c) (together, the “Merger Consideration”).

Section 2.2 Adjustments to Prevent Dilution. If, prior to the Effective Time, Parent or the Company changes the number of Parent Ordinary Shares or shares of Company Common Stock outstanding, in each case as a result of share dividends or other distributions payable in Parent Ordinary Shares, ADSs or Company Common Stock or securities convertible or exchangeable into or exercisable for Parent Ordinary Shares, ADSs or Company Common Stock or a share or stock split (including a reverse share or stock split), reclassification, combination or other similar change with respect to the Parent Ordinary Shares, ADSs or the Company Common Stock, then the Exchange Ratio shall be equitably adjusted to eliminate the effects of that share or stock dividend, distribution, share or stock split, reclassification, combination or other change.

Section 2.3 Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent shall (i) select a bank or trust company, satisfactory to the Company in its reasonable discretion, to act as the exchange agent in the Merger (the

“Exchange Agent”) and (ii) enter into an exchange agent agreement with the Exchange Agent, the terms and conditions of which are satisfactory to the Company in its reasonable discretion (the “Exchange Agent Agreement”).

(b) Exchange Fund. Prior to the Effective Time, Parent shall (i) deposit, or cause to be deposited with the Depositary Bank, or any successor depositary thereto, a number of Parent Ordinary Shares equal to the product of (x) the aggregate number of ADSs to be issued as Merger Consideration and (y) four (4), and (ii) deposit, or cause to be deposited, with the Exchange Agent the receipts representing such aggregate number of ADSs, and the Depositary Bank shall be authorized to issue the ADSs representing such Parent Ordinary Shares in accordance with this Agreement. Such ADSs, together with (i) any cash in lieu of fractional ADSs to which holders of Company Certificates may be entitled under Section 2.3(f) and (ii) any dividends or other distributions paid with respect to those shares and to which the holders of Company Certificates may be entitled under Section 2.3(d), are collectively referred to as the “Exchange Fund.”

(c) Exchange Procedures.

(i) Letter of Transmittal. Promptly after the Effective Time, and in any event within 10 Business Days thereof, Parent shall cause the Exchange Agent to mail to each holder of record (as of immediately prior to the Effective Time) of a Company Certificate or Book Entry Shares, (1) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to the Company Certificates or Book Entry Shares shall pass, only upon proper delivery of Company Certificates or Book Entry Shares to the Exchange Agent or receipt in respect of Book Entry Shares of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), (2) instructions for surrendering Company Certificates or Book Entry Shares for the Merger Consideration in respect of the shares of Company Common Stock represented thereby, and (3) any form, declaration or certificate required under the Israeli Withholding Tax Ruling.

(ii) Surrender of Company Certificates or Book Entry Shares. Upon (A) surrender of a Company Certificate for cancellation to the Exchange Agent, together with a duly executed letter of transmittal or (B) transfer of Book-Entry Shares, the holder of that Company Certificate or Book Entry Share shall be entitled to receive in exchange therefor (1) the number of whole ADSs to which such holder is entitled pursuant to Section 2.1(c), (2) the cash payable in lieu of fractional ADSs such holder is entitled to receive pursuant to Section 2.3(f), and (3) any dividends or distributions to which such holder is entitled pursuant to Section 2.3(d), in each case less any required withholding of Taxes, and in each case which Parent shall issue and/or shall cause the Depositary Bank and the Exchange Agent to issue (or, if applicable, transfer the legal title to, for no consideration) and/or pay in accordance with the Exchange Agent Agreement, and Parent’s register of members shall be updated accordingly. The ADSs shall be accepted into The Depository Trust Company and issued in uncertificated book-entry form to such account as shall be specified in the completed letter of transmittal, unless a physical American depositary receipt is requested or is otherwise required by applicable Laws, in which case Parent shall cause the Exchange Agent to send such receipt representing ADSs to such holder promptly in accordance with the Exchange Agent Agreement. Any Company Certificates so surrendered shall be cancelled immediately. No interest shall accrue or be paid on any amount payable upon surrender of Company Certificates.

(iii) Unregistered Transferees. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, then the Merger Consideration may be issued and/or paid in accordance with this Section 2.3(c) to a person other than the person in whose name the Company Certificate so surrendered is registered if (A) such Company Certificate is properly endorsed or otherwise in proper form for transfer and (B) the person requesting such payment (1) pays any transfer or other Taxes required by reason of the transfer or (2) establishes to the reasonable satisfaction of Parent and the Exchange Agent that such Taxes have been paid or are not applicable.

(iv) No Other Rights. Until surrendered in accordance with this Section 2.3(c), each Company Certificate and Book Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the aggregate Merger Consideration payable in respect of the shares represented by such Company Certificate or Book Entry Share. The Merger Consideration issued or paid upon the surrender of any Company Certificate or Book Entry Share will be deemed to have been issued or paid in full satisfaction of all rights pertaining to that (A) Company Certificate and the shares of Company Common Stock formerly represented by it or (B) Book Entry Share.

(v) 102 Common Stock. Notwithstanding the foregoing, any ADSs issuable pursuant to Section 2.1 (and any cash paid with respect to fractional ADSs pursuant to Section 2.3(f)) in respect of Company Common Stock acquired upon the exercise of Company Stock Options granted under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, as amended, and all rules and regulations promulgated thereunder (“ITO”), shall be delivered by the Exchange Agent to the Trustee promptly after the Effective Time in accordance with the Israeli Option Tax Ruling, if obtained, and held in trust by the Trustee pursuant to the applicable provisions of Section 102 and the Israeli Options Tax Ruling, if obtained. Such cash and ADSs shall be released by the Trustee in accordance with the terms and conditions of Section 102 of the ITO, the Option Tax Ruling, if obtained, the trust documents governing the trust held by the Trustee, and the other terms and conditions otherwise set forth herein with respect to stockholders of the Company.

(d) Distributions with Respect to Unexchanged Shares. No dividends or other distributions payable with respect to ADSs that have a record date after the Effective Time shall be paid to a holder of (i) an unsurrendered Company Certificate until that Company Certificate is properly surrendered or (ii) a Book Entry Share that is not transferred, in each case in accordance with this Article II. Subject to applicable Laws, following the proper surrender of any such Company Certificate or Book Entry Share, there shall be issued or paid to such holder of ADSs issuable in exchange therefor, without interest, (x) at the time of such surrender, the dividends or other distributions payable (if any) with respect to such ADSs or the underlying Parent Ordinary Shares that have a record date after the Effective Time and a payment date on or prior to the date of issuance of such ADSs and (y) at the appropriate payment date, the dividends or other distributions payable with respect to such ADSs that have a record date after the Effective Time and a payment date after the date of issuance of such ADSs.

(e) No Further Transfers. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

(f) Fractional Shares.

(i) No certificates, receipts or scrip representing fractional ADSs shall be issued upon the surrender of Company Certificates or transfer of Book Entry Shares, and such fractional ADS interests will not entitle their owners to vote, to receive dividends or other distributions or to any other rights of a shareholder of Parent. Each holder of Company Certificates or Book Entry Shares who would otherwise have been entitled to receive a fraction of an ADS under this Article II (after taking into account all Company Certificates delivered by such holder) shall receive from the Exchange Agent, in accordance with the provisions of this Article II, a cash payment in United States dollars in lieu of such fractional share interest either (A) representing that holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent in one or more transactions of the aggregate of the fractional ADSs which would otherwise have been issued under this Article II (the “Excess ADSs”) or (B) in accordance with Section 2.3(f)(ii). The sale of the Excess ADSs shall be (A) executed on The NASDAQ Stock Market and (B) made at such times, in such manner and on such terms as the Exchange Agent shall determine in its reasonable discretion. Until the net proceeds of such sale or sales have been distributed to the holders of Company Certificates in accordance with this Section 2.3, the Exchange Agent shall hold the net proceeds in trust (the “Exchange Trust”) for those holders. All commissions, fees, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with the sale of the Excess ADSs shall be paid by Parent and the Surviving Corporation. As soon as practicable after the determination of the amount of cash to be paid to holders of Company Certificates and Book

Entry Shares in lieu of fractional ADSs, the Exchange Agent shall make that amount available to those holders, without interest. The Exchange Agent shall determine the portion of the net proceeds to which each holder of Company Certificates or Book Entry Shares shall be entitled by multiplying the aggregate amount of the net proceeds by a fraction of which (1) the numerator is the amount of the fractional share interest to which such holder of Company Certificates or Book Entry Shares is entitled (after taking into account all Company Certificates delivered by such holder) and (2) the denominator is the aggregate amount of fractional share interests to which all holders of Company Certificates and Book Entry Shares are entitled.

(ii) Notwithstanding the provisions of Section 2.3(f)(i), Parent may elect, at its option exercised prior to the Effective Time, to pay to the Exchange Agent an amount in cash in United States dollars, to be deposited on the first Business Day following the Effective Time, sufficient for the Exchange Agent to pay each holder of Company Certificates or Book Entry Shares an amount in cash equal to the product obtained by multiplying (A) the fraction of an ADS to which such holder would otherwise have been entitled by (B) the closing price for an ADS on The NASDAQ Stock Market on the first Business Day immediately following the Effective Time. In such event, all references in this Agreement to the net proceeds from the sale of the Excess ADSs and similar references shall be deemed to refer to the payments calculated in the manner set forth in this Section 2.3(f)(ii).

(g) Required Withholding. Parent, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any payments or consideration made pursuant to this Agreement such amounts or such number of ADSs as they may be required to deduct and withhold from such payment or consideration under any applicable Tax Laws, including the ITO; provided, however, that if Parent, the Exchange Agent or the Surviving Corporation are provided at least three (3) Business Days prior to any payment payable pursuant to this Agreement with what Parent, the Exchange Agent or the Surviving Corporation determines in their reasonable discretion to be a valid approval or ruling issued by the ITA (including the Tax Rulings) regarding the deduction or withholding of tax (including the reduction of tax to be withheld, an exemption from withholding or any other instructions regarding the payment of withholding) (the “Israeli Tax Certificate”) from any consideration payable to such payee hereunder, then the withholding (if any) of any amounts under the ITO, from the consideration payable to such payee hereunder, and the payment of the consideration or any portion thereof, shall be made only in accordance with the provisions of such Israeli Tax Certificate. If Parent, the Company, the Surviving Corporation or the Exchange Agent, as the case may be, deducts or withholds any such amounts, such amounts shall be treated for all purposes as having been paid to the Person in respect of whom Parent, the Company, the Surviving Corporation or the Exchange Agent, as the case may be, made such deduction and withholding.

(h) Termination of Exchange Fund and Exchange Trust. Any portion of the Exchange Fund or the Exchange Trust that remains unclaimed by the holders of Company Certificates one year after the Effective Time shall be delivered by the Exchange Agent to Parent upon demand. Any holder of Company Certificates who has not complied with this Article II shall look thereafter only to Parent for payment of the Merger Consideration.

(i) No Liability. None of Parent, the Surviving Corporation or the Exchange Agent shall be liable to any holder of Company Certificates for any Merger Consideration properly delivered to a public official under any applicable abandoned property, escheat or similar Laws.

(j) Lost, Stolen or Destroyed Certificates. If any Company Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed, the Exchange Agent shall issue the Merger Consideration in exchange for such lost, stolen or destroyed Company Certificate.

Section 2.4 Treatment of Stock Options, RSUs and ESPP.

(a) As of the Effective Time, each option to acquire shares of Company Common Stock outstanding immediately prior to the Effective Time (“Company Stock Options”) and issued under any “Company Option

Plans” (as defined below), shall be assumed and converted (as converted, a “Converted Stock Option”), by virtue of the Merger and without any action on the part of the holder of that Company Stock Option, into an option exercisable for that number of ADSs equal to the product of (i) the aggregate number of shares of Company Common Stock for which such Company Stock Option was exercisable multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share. The exercise price per share of such Converted Stock Option shall be equal to (x) the per share exercise price of such Company Stock Option immediately prior to the Effective Time divided by (y) the Exchange Ratio, rounded up to the nearest cent.

(b) As of the conversion pursuant to Section 2.4(a), each Converted Stock Option shall have, and be subject to, the same terms and conditions set forth in the applicable Company Option Plan and the option agreement pursuant to which the corresponding Company Stock Option was granted, as in effect immediately prior to the Effective Time, except as otherwise provided herein or in the applicable Company Stock Option Plan and the option agreement pursuant to which the corresponding Company Stock Option was granted.

(c) To the extent that any Company Stock Option constituted an “incentive stock option” (within the meaning of Section 422 of the Code) immediately prior to the Effective Time, such Company Stock Option shall continue to qualify as an “incentive stock option” to the maximum extent permitted by Section 422 of the Code.

(d) Parent shall convert Company Stock Options into Converted Stock Options in such a manner as to ensure that the Converted Stock Options are not subject to Section 409A of the Code as a result of such assumption and conversion.

(e) As of the Effective Time, each restricted stock unit with respect to shares of Company Common Stock granted under a Company Option Plan that is outstanding immediately prior to the Effective Time (each, a “Company RSU”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a restricted stock unit, on the same terms and conditions (including applicable vesting requirements and deferral provisions) as applied to each such Company RSU immediately prior to the Effective Time, with respect to the number of ADSs that is equal to the number of shares of Company Common Stock subject to the Company RSU immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded to the nearest whole share) (a “Converted Parent RSU”). As of the Effective Time, each Converted Parent RSU shall have, and be subject to, the same terms and conditions set forth in the applicable Company Option Plan and the Company RSU agreement pursuant to which the corresponding Company RSU was granted, as in effect immediately prior to the Effective Time, except as otherwise provided herein or in the applicable Company Option Plan and the Company RSU agreement pursuant to which the corresponding Company RSU was granted.

(f) Parent will (i) reserve for issuance the number of ADSs and underlying Parent Ordinary Shares that will become subject to the Converted Stock Options and Converted Parent RSUs referred to in this Section 2.4 and (ii) issue or cause to be issued the appropriate number of ADSs and underlying Parent Ordinary Shares, upon the exercise of the Converted Stock Options and Converted Parent RSUs. As soon as practicable after the Effective Time, Parent will prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) registering a number of Converted Parent RSUs and underlying Parent Ordinary Shares necessary to fulfill Parent’s obligations under this Section 2.4. Such registration statement will be kept effective (and the current status of the prospectus required thereby will be maintained) for at least as long as Converted Stock Options and Converted Parent RSUs remain outstanding.

(g) Prior to the Effective Time, the Company and Parent shall cooperate in taking all actions that are necessary to cause the Company Stock Options and Company RSUs to be assumed and converted as provided in this Section 2.4. As soon as practicable after the Effective Time, Parent will deliver to the holders of the Converted Stock Options and Converted Parent RSUs appropriate notices setting forth the effect of the Merger on such holders’ rights pursuant to the Company Stock Plans and the agreements evidencing the grants of such Company Stock Options and that such Company Stock Options and Company RSUs will continue in effect as the Converted Stock Options and Converted Parent RSUs on the same terms and conditions (subject to the adjustment required by this Section 2.4 after giving effect to the Merger).

(h) Each outstanding right to purchase shares of Company Common Stock under any outstanding offering period as of the date of this Agreement under the 1995 Employee Stock Purchase Plan (the “ESPP”) shall terminate not later than the day immediately prior to the day on which occurs the Effective Time, provided that the Company may permit each participant in the ESPP to purchase from the Company as many whole shares of Company Common Stock as the balance of the participant’s account will allow, at the applicable price determined under the terms of the ESPP for each such outstanding offering period, using such date as the final purchase date for such offering period, and any amounts remaining in any participant’s account after any such purchase will be refunded to the participant.

Section 2.5 No Appraisal Rights. No appraisal rights will be available to the stockholders of the Company in connection with the Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub, (i) subject to such exceptions or qualifications to representations and warranties as are disclosed in the Company Disclosure Letter and (ii) except as set forth in the Company Public Reports filed after January 1, 2008 and at least one (1) Business Day prior to the date of this Agreement (other than (A) any information set forth in any “risk factor” or “forward-looking statements” section contained in such Company Public Reports, (B) any other forward-looking statements contained in such Company Public Reports that are of a nature that they speculate as to future developments, and (C) any information set forth in the 2010 Company Condensed Accounts) (it being understood that any matter disclosed in the Company Disclosure Letter or in, or incorporated by reference in, such Company Public Reports shall be deemed disclosed with respect to any section of this Agreement to which the matter relates to the extent the relevance to each such section is reasonably apparent) as follows:

Section 3.1 Organization and Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

(b) Each of the Company’s Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and (where such term is of legal significance) in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted, except where the failure to be so organized, existing and in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.2 Foreign Qualifications. The Company and each of its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and (where such term is of legal significance) is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where failures to be so qualified or licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.3 Corporate Authorization. The Company has all necessary corporate power and authority to enter into this Agreement and, subject to adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Requisite Company Vote”), to consummate the transactions contemplated by this Agreement. The board of directors of the Company has unanimously adopted resolutions: (a) approving and declaring advisable the Merger, this Agreement and the transactions contemplated by this Agreement; (b) declaring that it is in the best interests of the stockholders of the Company that the Company enters into this Agreement and consummates the Merger upon the terms and subject to the conditions set forth in this Agreement; (c) directing that adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company; (d) recommending to the stockholders of the Company that they adopt this Agreement (the “Company Board Recommendation”); and (e) to include the Company Board Recommendation in the Company Proxy Statement. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, subject to the Requisite Company Vote.

Section 3.4 Enforceability.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

Section 3.5 Organizational Documents. The Company has made available to Parent correct and complete copies of the certificate of incorporation and bylaws of the Company, as in effect on the date of this Agreement (collectively, the “Company Organizational Documents”).

Section 3.6 Subsidiaries. A correct and complete list of all Subsidiaries of the Company and their respective jurisdictions of organization is set forth in Section 3.6 of the Company Disclosure Letter. Each of the Subsidiaries of the Company is wholly-owned by the Company, directly or indirectly, free and clear of any Liens and the Company does not own, directly or indirectly, any capital stock of, or any other securities convertible or exchangeable into or exercisable for capital stock of, any Person other than the Subsidiaries of the Company.

Section 3.7 Governmental Authorizations. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not require any consent, approval or other authorization of, or filing with or notification to (collectively, “Governmental Authorizations”), any international, supra-national, national, federal, state, provincial or local governmental, regulatory or administrative authority, agency, commission, court, tribunal, arbitral body or self-regulated entity, whether of the United States, the United Kingdom, Israel, the European Union or otherwise (each, a “Governmental Entity”), other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the United States Securities and Exchange Commission (the “SEC”) of (i) a proxy statement (the “Company Proxy Statement”) relating to the special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement (the “Company Stockholders Meeting”) and (ii) any other filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”);

(c) compliance with the rules and regulations of The NASDAQ Stock Market; and

(d) compliance with the pre-merger notification requirement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”).

Section 3.8 Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not:

(a) contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents;

(b) contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to the Company or any of its Subsidiaries, assuming that all consents, approvals, authorizations, filings and notifications described in Section 3.7 and the Requisite Company Vote have been obtained or made;

(c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contracts to which the Company or any of its Subsidiaries is a party or by which any of their assets are bound (collectively, “Company Contracts”), that is a Company Material Contract;

(d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Company Material Contract;

(e) give rise to a right or result in any termination, cancellation, amendment, modification or acceleration of any rights or obligations under any Company Material Contract; or

(f) cause the creation or imposition of any Liens on any assets of the Company or its Subsidiaries, other than such as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.9 Capitalization.

(a) The authorized capital stock of the Company consists solely of (i) 105,000,000 shares of Company Common Stock and (ii) 3,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”).

(b) As of the close of business on February 18, 2011, (i) 49,077,956 shares of Company Common Stock were issued and outstanding (not including any such shares held in treasury by the Company and its Subsidiaries), (ii) 30,493 shares of Company Common Stock were held in treasury by the Company and its Subsidiaries, (iii) 5,620,707 shares of Company Common Stock were reserved for issuance under the Company Option Plans, (iv) 2,525,223 shares of Company Common Stock reserved for issuance under the ESPP, and (v) no shares of Company Preferred Stock were issued and outstanding or reserved for issuance.

(c) Since the close of business on February 18, 2011, no shares of capital stock of the Company, or securities convertible or exchangeable into or exercisable for shares of capital stock of the Company, have been issued, other than upon exercise of the Company Stock Options outstanding on that date (or granted thereafter in compliance with this Agreement) or as a result of vesting of Company RSUs outstanding on that date (or granted thereafter in compliance with this Agreement) or purchases of Company Common Stock under the ESPP.

(d) All shares of Company Common Stock that are issued and outstanding or are subject to issuance prior to the Effective Time (i) are or, upon such issuance on the terms and subject to the conditions specified in the instruments under which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable and (ii) will not have been issued in violation of any pre-emptive rights.

(e) There are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of Company Common Stock or capital stock of any Subsidiary of the Company or (ii) to make any investment in (A) any Subsidiary of the Company that is not wholly owned by the Company or (B) any other Person.

(f) Each outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued, fully paid and non-assessable and was not issued in violation of any pre-emptive rights.

Section 3.10 Options; Company RSUs; Restricted Stock Awards; ESPP.

(a) As of the date of this Agreement, (i) Company Stock Options to acquire an aggregate of 7,413,510 shares of Company Common Stock have been granted and are outstanding under the Company Option Plans,

(ii) Company RSUs to acquire 2,129,864 shares of Company Common Stock have been granted and are outstanding under Company Option Plans, (iii) there are 2,129,864 unvested restricted shares of Company Common Stock granted and outstanding under the Company Option Plans, and (iv) elections have been made under the ESPP to purchase on April 30, 2011 $3,376,068.16 of Company Common Stock pursuant to the terms thereof which remain unsatisfied. Except for (i) such Company Stock Options and Company RSUs and (ii) an aggregate of 5,620,707 shares of Company Common Stock that remain available for future grant under the Company Option Plans and 2,525,223 shares of Company Common Stock reserved for issuance under the ESPP, as of the date of this Agreement, there are no options, warrants, calls, conversion rights, stock appreciation rights, phantom stock awards, redemption rights, repurchase rights or other rights, agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party (A) relating to the issued or unissued capital stock or other securities of the Company or any of its Subsidiaries or (B) obligating the Company or any of its Subsidiaries to issue or sell any shares of their capital stock or other securities. All Company Options and Company RSUs granted in accordance with Section 102 of the ITO were deposited in accordance with the provisions of Section 102 with the Trustee.

(b) The Company has made available to Parent (i) correct and complete copies of all Company Option Plans, the ESPP and all forms of award agreements with respect to options and other stock awards issued under those Company Option Plans, including all Company Stock Options, Company RSUs and restricted stock agreements and (ii) a correct and complete list of the following information, as of the date of this Agreement and in each case as applicable, with respect to each Company Stock Option and Company RSU: (A) the exercise price per share of Company Common Stock; (B) the number of shares of Company Common Stock subject to the award; (C) the Company Option Plan under which the award was granted; and (D) the dates on which the award was granted.

Section 3.11 Voting.

(a) The Requisite Company Vote is the only vote of the holders of any class or series of the capital stock of the Company or any of its Subsidiaries necessary (under the Company Organizational Documents, the DGCL, other applicable Laws or otherwise) to approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement.

(b) Other than the Company Voting Agreements, there are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party or of which the Company has Knowledge with respect to the voting of any shares of capital stock of the Company or any of its Subsidiaries. There are no bonds, debentures, notes or other instruments of indebtedness of the Company or any of its Subsidiaries that have the right to vote, or that are convertible or exchangeable into or exercisable for securities having the right to vote, on any matters on which stockholders of the Company may vote.

Section 3.12 Public Reports.

(a) The Company has timely filed with the SEC, and has made available to Parent correct and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by the Company with the SEC since January 1, 2008 (collectively, the “Company Public Reports”). The Company Public Reports (i) were prepared in accordance with the requirements of the Securities Act and the Exchange Act and (ii) did not, at the time they were filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

(b) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet partnership or any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC).

(c) Each of the principal executive officers of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company Public Reports, and the statements contained in each such certification, at the time of filing or submission of such certification, were true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers in violation of Section 402 of the Sarbanes-Oxley Act. As of the date hereof, the Company has no reason to believe that its outside auditors and its principal executive officer and principal financial officer will not be able to give, without qualification, the certificates and attestations required pursuant to the Sarbanes-Oxley Act when next due.

(d) No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any forms, reports, schedules, statements or other documents with the SEC, any other Governmental Entity (whether or not located in the United States) that performs a similar function to that of the SEC or any securities exchange or quotation service.

Section 3.13 SEC Disclosure Controls and Procedures.

(a) The Company (i) maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to its principal executive officer and principal financial officer; (ii) maintains “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act); and (iii) has evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Rule 13a-15(a) under the Exchange Act.

(b) The Company has disclosed, based on the most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors “significant deficiencies” and “material weaknesses” (each as defined in Rule 12b-2 under the Exchange Act) in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information To the Knowledge of the Company, there is no fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(c) Since January 1, 2008, (i) neither the Company, nor, to the Knowledge of the Company, any director or officer of the Company, has received or otherwise had or obtained Knowledge of any written material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, or their respective internal accounting controls, including any written material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in accounting or auditing practices that do not comply with U.S. GAAP or the Company’s published internal accounting controls, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has rendered a written report to the board of directors of the Company or any committee thereof containing evidence of a material violation of applicable securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers or directors.

Section 3.14 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries for the periods from January 1, 2008, included or incorporated by reference in the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that are included in the Company Public Reports: (a) complied as to form in all material respects with the published rules and regulations of the SEC in effect at the time of filing; (b) were prepared in accordance with U.S. GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis (except as may be indicated in the notes to those financial statements); and (c) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods indicated (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments and the absence of footnotes). The Company has delivered to Parent a correct and complete copy of the 2010 Company Condensed Accounts. The 2010 Company Condensed Accounts fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of December 31, 2010 and the consolidated results of operations for the periods then ended, except to the extent that such 2010 Company Condensed Accounts are unaudited, do not contain full financial statements or notes thereto, are not presented in accordance with U.S. GAAP and remain subject to adjustment.

Section 3.15 Liabilities. There are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”) of the Company or any of its Subsidiaries which are required to be reflected or reserved against on a consolidated balance sheet of the Company, including the notes thereto, under U.S. GAAP, other than: (a) Liabilities reflected or reserved against in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2010 and the notes thereto set forth in the 2010 Company Condensed Accounts; (b) Liabilities incurred since December 31, 2010 in the ordinary course of business consistent with past practice that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (c) Liabilities or obligations incurred directly pursuant to this Agreement; and (d) any other Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.16 Absence of Certain Changes. Since December 31, 2010, there has not been any Company Material Adverse Effect. Except for Liabilities incurred in connection with this Agreement, since December 31, 2010, (a) the Company and each of its Subsidiaries have conducted their business in the ordinary course consistent with past practice and (b) neither the Company nor any of its Subsidiaries has taken any action which, if taken after the date of this Agreement, would be prohibited by Section 5.1.

Section 3.17 Litigation. There are no material Legal Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any director, officer or employee of the Company or any of its Subsidiaries or other Person for whom the Company or any of its Subsidiaries may be liable. There are no material Orders outstanding against the Company or any of its Subsidiaries.

Section 3.18 Contracts.

(a) Section 3.18 of the Company Disclosure Letter sets forth, as of the date hereof, a list of:

(i) all Company Contracts required to be described in, or filed as an exhibit to, any Company Public Report that are not so described or filed as required by the Securities Act or the Exchange Act, as the case may be;

(ii) all Company Contracts that, to the Knowledge of the Company (x) impose any material limitations, restrictions or penalties on the Company’s manufacture, sale or distribution of any current or future Company Product or a material aspect of the Company’s business, or which after the Effective Time could impose similar restrictions on Parent or any of its Subsidiaries, with respect to any of their respective products or services or a material aspect of the operation of their businesses, or (y) grant the other party to such Company Contract or a third party “most favored nation” pricing or terms that (1) apply to the Company or any of its Subsidiaries or (2) following the Effective Time, would apply to Parent or any of its Subsidiaries other than the Surviving Corporation or its Subsidiaries;

(iii) all material Company Contracts providing for (A) indemnification (including with respect to Intellectual Property Rights) or (B) any material guaranty of third party obligations, in each of the foregoing cases entered into outside the ordinary course of business;

(iv) all material Company Contracts relating to revenue or profit-sharing joint ventures (whether in partnership, limited liability company or other organizational form);

(v) all Company Contracts with any Governmental Entity (other than ordinary course customer Contracts providing for payments below $1,000,000 and pursuant to which the counterparty does not have any rights to the Company’s or its Subsidiaries products or services or Company Intellectual Property Rights other than its rights to use the products or services sold under such Company Contract as a customer);

(vi) all Company Contracts entered into in the last five years in connection with the settlement or other resolution of any Legal Action that has any material continuing obligation, liability or restriction on the part of the Company or any of its Subsidiaries;

(vii)(A) all revenue-generating Company Contracts that were entered into after January 1, 2009 or were entered into before January 1, 2009 and remain in effect with the ten largest customers of the Company and its Subsidiaries (determined on the basis of revenues received by the Company or any of its Subsidiaries in the fiscal year ended December 31, 2010) and that have material, known, unfulfilled obligations on behalf of the customer, and (B) to the extent not disclosed pursuant to clause (vii)(A), the ten largest revenue generating Company Contracts (determined on the basis of revenues received by Company or any of its Subsidiaries in the fiscal year ended December 31, 2010);

(viii) all Company Contracts that were entered into after January 1, 2009 or were entered into before January 1, 2009 and remain in effect with the ten largest suppliers to the Company and its Subsidiaries (determined on the basis of amounts paid by the Company or any of its Subsidiaries in the fiscal year ended December 31, 2010) and that have material, known, unfulfilled obligations on behalf of the supplier.

The Company Contracts referred to in clauses (i) through (viii) of this Section 3.18(a) and the Company IP Contracts are collectively referred to in this Agreement as “Company Material Contracts.” The Company has made available to Parent or its Representatives correct and (except for redaction of certain information in certain Company Contracts) complete copies of all Company Material Contracts.

(b) Except for such matters as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) all Company Material Contracts are valid and binding, in full force and effect and enforceable in accordance with their respective terms, except (A) as may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (B) subject to general principles of equity, whether considered in a proceeding in Law or in equity (the “Bankruptcy and Equity Exception”), (ii) neither the Company nor any of its Subsidiaries is in violation or breach of, or in default (with or without notice or the lapse of time or both) under, any Company Material Contracts and, (iii) to the Knowledge of the Company, no other Person is in material violation or breach of, or in default (with or without notice or the lapse of time or both) under, any Company Material Contracts.

Section 3.19 Benefit Plans.

(a) Section 3.19(a) of the Company Disclosure Letter lists all material “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), stock purchase, stock option, severance, employment, consulting, change-of-control, bonus, incentive, deferred compensation and other benefit plans (including the Company Options Plans), agreements, programs, policies or commitments, whether or not subject to ERISA, (i)(A) under which any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries has any right to benefits and (B) which are or have been maintained, sponsored or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries makes or is or has been required to make contributions with respect to such directors, officers, employees or consultants or (ii) with respect to which the Company or any of its Subsidiaries has any direct or indirect liability, whether contingent or otherwise. All such plans, agreements, programs, policies and commitments, including Israeli Benefit Plans, are collectively referred to as the “Company Benefit Plans.”

(b) With respect to each Company Benefit Plan, if applicable, the Company has made available to Parent true, complete and correct copies of (i) the plan document and any amendments, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 (including all schedules), (iv) the most recent annual audited financial statements, actuarial reports and opinion, (v) if the Company Benefit Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter or opinion letter received from the Internal Revenue Service (the “IRS”), and (vi) any filings made with the Israeli Tax Authority (“ITA”) with respect to each Israeli Benefit Plan and any notices of the ITA.

(c) Neither the Company nor any of its Subsidiaries, nor any other entity which, together with the Company or any of its Subsidiaries would be treated as a single employer under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”) maintains, sponsors or contributes to or has any obligation to contribute to, and has not within the preceding six years maintained, sponsored or contributed or incurred any liability to or had any obligation to contribute to, any employee benefit plan subject to Section 412 of the Code or Title IV of ERISA; any “multiemployer plan” as defined in Section 3(37) of ERISA; any “multiple employer plan” as defined in Section 4063 or 4064 of ERISA; or any plan described in Section 413 of the Code.

(d) Each Company Benefit Plan is in compliance in all material respects with ERISA, the Code and other applicable Laws. For each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code, (i) a favorable determination letter has been issued by the IRS with respect to such qualification and (ii) no event has occurred since the date of such qualification that has or is reasonably likely to materially adversely affect such qualification. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, no individual who has performed services for the Company or any of its Subsidiaries has been improperly excluded from participation in any Company Benefit Plan, and neither the Company nor any of its Subsidiaries has any direct or indirect liability, whether actual or contingent, with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer.

(e) None of the Company, any of its Subsidiaries or any Company Benefit Plan has any liability or obligation with respect to or provides health, medical, life insurance or death benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Recommendation Act of 1985 (“COBRA”) or Section 4980B of the Code, or any similar state group health plan continuation Laws, the cost of which is fully paid by such current or former employees or their dependents.

(f) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation due, to any current or former employee of the Company or any of its Subsidiaries, (ii) increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits to any current or former employee of the Company or any of its Subsidiaries, or (iv) result in any funding, through a grantor trust or otherwise, of any compensation or benefits to any current or former employee of the Company or any of its Subsidiaries.

(g) There are no material pending, or, to the Knowledge of the Company, threatened, claims or litigation against any Company Benefit Plan with respect to employees or former employees of the Company or any of its Subsidiaries, other than ordinary claims for benefits by participants and beneficiaries.

(h) Each Company Benefit Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and applicable regulations) for any service provider to either the Company, its Subsidiaries or any of their respective ERISA Affiliates complies in all material respects with the requirements of Section 409A of the Code and the regulations promulgated thereunder.

(i) None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Company Benefit Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any Company Benefit Plan or for which the Company or any of its Subsidiaries has any indemnification obligation.

(j) There is no contract, agreement, plan or arrangement to which the Company is a party, including the provisions of this Agreement, which, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G of the Code.

(k) The Israeli Sub does not have any material liability to the ITA with respect to any Israeli Benefit Plan. The Israeli Sub has made adequate provisions with respect to the payment of any payment under any Israeli Benefit Plan, including severance pay provided under applicable Law, agreement or otherwise, except for such payments that can be delayed in the ordinary course of business as permitted under applicable Laws.

(l) No events have occurred or are expected to occur with respect to any Israeli Benefit Plan that would cause a material change in the cost of providing the benefits under such plan or would cause a material change in the cost of providing for other liabilities of such plan.

Section 3.20 Labor Relations.

(a)(i) No employee of the Company or any of its Subsidiaries is represented by a union and, to the Knowledge of the Company, no union organizing efforts have been conducted within the last three years or are now being conducted, (ii) neither the Company nor any of its Subsidiaries is a party to any material collective bargaining agreement or other labor contract, and (iii) neither the Company nor any of its Subsidiaries currently has, or, to the Knowledge of the Company, is there now threatened, a strike, picket, work stoppage, work slowdown or other organized labor dispute that would reasonably be expected to be, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor its Israeli Sub is a party to, or otherwise bound by, any material consent decree with, or citation or other material order, injunction, judgment, doctrine, decree, ruling, writ, assessment or arbitration award of any Governmental Entity relating to employees or employment practices other than such extension orders applicable to all employees in Israel.

(b) Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity and the collection and payment of withholding and/or social security taxes, and neither the Company nor any of its Subsidiaries has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law within the last six months that remains unsatisfied.

(c) The Israeli Sub is in compliance in all material respects with all applicable Israeli Laws respecting employment, employment practices, terms and conditions of employment, employee safety and wages and hours, including the Advance Notice for Dismissal and Resignation Law, 5761 2001, the Notification to an Employee (Terms of Employment) Law, 5762 2002, the Wage Protection Law 5718 1958, Prior Notice to the Employee Law, 5762 2002, the Prevention of Sexual Harassment Law, 5758 1998, the Hours of Work and Rest Law, 5711 1951, the Annual Leave Law, 5711 1951 and the Employment by Human Resource Contractors Law, 5756 1996.

(d) The Israeli Sub is not required (under any law, contract or otherwise) to provide benefits or working conditions beyond the minimum benefits and working conditions required by law to be provided pursuant to the rules and regulations of the Israeli Histadrut (General Federation of Labor), the Israeli Coordinating Bureau of Economic Organization and the Israeli Industrialists’ Association. The Israeli Sub has not and is not subject to, and no employee or consultant of the Israeli Subsidiary benefits from, any material extension order (tzavei harchave) or any general Contract or arrangement with respect to employment or termination of employment, except those extension orders that apply to all Israeli companies generally.

(e) There are no unwritten policies, practices or customs or any other contracts, undertakings or agreements of the Company or its Subsidiaries that, by extension, could reasonably be expected to entitle any current or former employee to benefits in addition to what such employee is entitled by applicable legal requirements or under the terms of such employee’s employment contract, except where such benefits, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(f) Neither the Company nor any of its Subsidiaries has engaged any consultants, subcontractors or freelancers who, according to Israeli Law, would be entitled to the rights of an employee vis-à-vis the Company or any of its Subsidiaries, including rights to severance pay, vacation, recuperation pay (dmei havra’a) and other employee-related statutory benefits. The Company is not applying Israeli labor Laws to any of its consultants and/or independent contractors, and is not required to do so.

Section 3.21 Taxes.

(a) All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed, and all such Tax Returns are true, complete and correct in all material respects, except for Tax Returns as to which the failure to so file or be so true, complete and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and its Subsidiaries have fully and timely paid all material Taxes shown to be due on the Tax Returns referred to in Section 3.21(a).

(c) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending, except for such agreements or requests that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) No audit or other proceeding by any Governmental Entity is pending or, to the Knowledge of the Company, threatened in writing with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries, except for such audits and proceedings that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) All material deficiencies for Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Company Public Reports, except for such deficiencies that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or failed to take any action and, to the Knowledge of the Company, no other person has taken or failed to take any action which could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(g) Neither the Company nor any of its Subsidiaries will be required to include in a taxable period ending after the Closing Date material taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period (other than as properly reflected in the Company’s financial statements as reserves) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code, or otherwise.

(h) The consummation of the Merger will not result in the repayment or clawback of any governmental grants, Tax incentives or other similar benefits applicable to the Company or its Subsidiaries (“Company Tax Incentives”) attributable to any period (or portion thereof) ending on or before the Closing Date, or the reduction or elimination of such Company Tax Incentives for any period (or portion thereof) beginning on or after the Closing Date.

(i) The Israeli Sub has not refunded or deducted any value added Tax that it was not so entitled to deduct or refund. Neither the Company nor any of its Subsidiaries, or any holder of Company Common Stock (with respect to the Company Common Stock held by them) is subject to restrictions or limitations pursuant to Part E2 of the ITO or pursuant to any Tax ruling made in connection with the provisions of Part E2 of the ITO. Neither the Company nor any of its Subsidiaries has requested or received a ruling from any Tax authority or signed a closing or other agreement with any Tax authority other than the rulings requested or received in connection with the transactions contemplated herein. The business and affairs of the Company currently are, and since its organization and formation have been, operated and conducted in a manner such that, for Israeli Tax purposes, the Company is treated as controlled and managed from outside of Israel.

(j) Schedule 3.21(j) of the Company Disclosure Letter lists all pending and outstanding grants, incentives, qualifications and subsidies from the government of the State of Israel or any governmental, regulatory, administrative or quasi-governmental authority, agency or commission, or judicial or arbitral body thereof, and any outstanding application to receive the same filed by the Company or its Subsidiaries (collectively, “Israeli Government Grants”), including Approved Enterprise Status and Privileged Enterprise Status from the Israeli Investment Center in the Israeli Ministry of Industry, Trade and Labor (the “Investment Center”) under the Law of Encouragement of Capital Investment, 1959, grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade & Labor (“OCS”), and grants from Israel-United States Bi-national Industrial Research and Development Foundation (“Bird”). Each of the Company and the Israeli Sub is entitled to claim all such Israeli Government Grants.

(k) The Company and the Israeli Sub are in compliance in all material respects with all conditions and requirements stipulated by the instruments of approval granted to it with respect to the (i) “Approved Enterprise” status of any of the Israeli Sub’s facilities by Israeli laws and regulations relating to such “Approved Enterprise” status, (ii) grants by the OCS, and (iii) grants by Bird, and other tax benefits received by the Israeli Sub. The Israeli Sub has not received any notice of any proceeding or investigation relating to revocation or modification of any (i) “Approved Enterprise” status granted with respect to any of the Israeli Sub’s facilities, (ii) plans approved by the OCS, or (iii) plans approved by Bird, except where such revocation or modification would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. All information supplied by the Israeli Sub with respect to the applications relating to such “Approved Enterprise” status, grants of the OCS, and grants of Bird, was true, correct and complete in all material respects when supplied to the appropriate authorities.

Section 3.22 Environmental Matters. Since January 1, 2006, the operations of the Company and each of its Subsidiaries have complied in all material respects and currently comply in all material respects with applicable

Laws relating to (i) pollution, contamination, protection of the environment and employee health and safety, (ii) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures and (iii) the manufacture, processing, distribution, use, treatment, storage, disposal, removal, remediation, labeling, recycling, transport, handling, exposure of others to, or sale of any Hazardous Substances or any product or waste containing a Hazardous Substance, or product manufactured with ozone depleting substances, including without limitation, any required payment of waste fees or charges (including but not limited to, so called e-waste fees) (collectively, “Environmental Laws”), and, to the Knowledge of the Company, the Company and each of its Subsidiaries complied in all material respects with Environmental Laws prior to January 1, 2006. The Company and its Subsidiaries possess all Permits required under Environmental Laws necessary for their respective operations (“Environmental Permits”), and (i) such operations are in compliance in all material respects with applicable Environmental Permits; (ii) all such Environmental Permits are in full force and effect in all material respects; (iii) no suspension or cancellation of any of the Environmental Permits is pending or, to the Knowledge of the Company, threatened; and (iv) no such suspension or cancellation of such Environmental Permits will result from the transactions contemplated by this Agreement. To the Knowledge of the Company, neither the Company nor any Subsidiary has entered into any agreement (other than a Company Lease) that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Laws or Hazardous Substances. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no material claim, suit or proceeding arising under or pursuant to Environmental Laws is pending, or to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, no condition exists on any property, currently or formerly, owned or operated by the Company that has given rise to, or would reasonably be expected to give rise to, any liability or obligation under Environmental Laws. This Section 3.22 shall be the only representation made by the Company with respect to Environmental Laws, Environmental Permits, Hazardous Substances or actual or potential cleanup, remediation, removal or other response costs (including the cost of coming into compliance with Environmental Laws), investigation costs (including fees of consultants, counsel and other experts in connection with any environmental investigation, testing, audits or studies), losses, Liabilities, payments, Damages (including any actual, punitive or consequential damages (A) under any Environmental Laws, contractual obligations or otherwise or (B) to third parties for personal injury or property damage), civil or criminal fines or penalties, judgments or amounts paid in settlement, in each case arising out of or relating to any obligation or liability under any Environmental Laws.

Section 3.23 Intellectual Property.

(a) All material Intellectual Property Rights owned or purported to be owned by the Company or its Subsidiaries (the “Company Intellectual Property Rights”), are owned solely by the Company or one of its Subsidiaries and are free and clear of any material Liens. To the Knowledge of the Company, the Registered Company IP that have been issued or registered are valid and enforceable.

(b) Section 3.23(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list of all IP Registrations for any Company Intellectual Property Rights (“Registered Company IP”), specifying as to each item, as applicable: (i) the title of the item; (ii) the owner of the item; (iii) the jurisdictions in which the item is registered, issued or in which an application for registration or issuance has been filed; and (iv) the registration, issuance or application numbers and dates.

(c) Section 3.23(c), Part 1, of the Company Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list of all Contracts (collectively the “Company IP Contracts”) (i) under which the Company or any of its Subsidiaries has expressly granted a license (including by means of a covenant not to sue or similar covenant) with respect to any material Company Intellectual Property Rights, other than non-exclusive licenses granted in the ordinary course of business or licenses that are not material to the business of the Company or its Subsidiaries (“Company Out-Licenses”), and (ii) under which the Company or any of its Subsidiaries has expressly been granted any license (including by means of a covenant to sue or similar covenant) from a third party with respect to any material Intellectual Property Rights, other than non-exclusive licenses relating to “off-the-shelf software” as such term is commonly understood (“Off-the-Shelf Software”) or other licenses to Software that is generally commercially available for license from third parties for a fee of less than $500,000 (“Company In-Licenses”). Except as set forth in Section 3.23(c), Part 2, of the Company Disclosure Letter, the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not (i) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, any Company IP Contract, (ii) give rise to a right of or result in any termination, cancelation or acceleration of any material right or material obligation set forth in any Company IP Contract, (iii) result in a loss of a material benefit to the Company or any Subsidiary of the Company, or, following the Effective Date, Parent or the Merger Sub, as the case may be, under any Company IP Contract, (iv) result in the creation of any Lien in or upon any material Company Intellectual Property Rights, (v) give rise to any increased, additional, accelerated or guaranteed material rights, entitlements, licenses relating to material Company Intellectual Property Rights, or (vi) result in or require Parent or any of its Subsidiaries to grant any rights or license (including by means of a covenant not to sue or similar covenant) with respect to any of their respective Intellectual Property Rights or impose any limitations or restrictions on the conduct of their respective business or operations; except in the case of the foregoing subparagraphs (i)-(vi) would not have, or be expected to have, a material adverse impact on the Company, and of its Subsidiaries or any material Company Product or line of business.

(d) To the Knowledge of Company, no Open Source Materials were used in, incorporated into, integrated, distributed or bundled with any Company Product sold or distributed by the Company or any of its Subsidiaries in a manner that would subject any Company Product, or any other Software of the Company or its Subsidiaries, to the terms of any Open Source License. To the Knowledge of the Company, no Company Product is subject to any Open Source License or is sold or distributed by the Company or any of its Subsidiaries as Open Source Materials.

(e) All material Company Intellectual Property Rights were either (i) developed or created by the employee or consultant of the Company or a Subsidiary of the Company within the scope of his or her employment or consultancy or (ii) otherwise were the subject of an enforceable Contract concerning the assignment or vesting of ownership of such Intellectual Property Rights in the Company or a Subsidiary of the Company and that included obligations of confidentiality of such Person to the Company or a Company Subsidiary. All amounts payable by or due the Company to all Persons, including current and former employees, involved in the research, development, conception or reduction to practice of any material Company Intellectual Property Rights have been paid to the extent that any such amount is due as of the date hereof.

(f) Neither the Company nor any of its Subsidiaries has received any funding from any Governmental Entity (including, for example, funding from OCS) or any university, government-owned institution, college, other educational institution or other not-for profit for the development of any material Company Intellectual Property Rights or Company Technology. No material Company Intellectual Property Rights or Company Technology is subject to any restrictions with respect to the use, transfer, licensing or export as a result of (i) any funding the Company or any of its Subsidiaries received from any Governmental Entity or (ii) any restrictions imposed by the Encouragement of Research and Development in Industry Law, 5744-1984, as amended, the Law for the Encouragement of Capital Investments, 1959, or any regulations and contractual obligations imposed in connection therewith. No facilities of a Governmental Entity, university, government-owned institution, college, other educational institution or other not-for-profit company was used in the development of any of the material Company Intellectual Property Rights owned, in whole or in part, by Company or any of its Subsidiaries. To the Knowledge of Company, no current or former employee, consultant or independent contractor of the Company or any of its Subsidiaries who is or was involved in, or who has or will have contributed to, the creation or development of any material Company Intellectual Property Rights has performed services for, or was an employee of, or was otherwise engaged (including as a graduate student) by any Government Entity, university, government-owned institution, college, other educational institution or other not-for-profit companies while such employee, consultant or independent contractor was also performing services for the Company or any of its Subsidiaries and, solely or together with others, invented, developed, or created or was involved in creation or development of any material Company Intellectual Property Rights.

(g) Neither the Company nor any of its Subsidiaries or any of their respective employees has, with authorization of the Company and on its behalf or on behalf of its Subsidiaries, participated in, participates in, or is or was a member of any, organization, body or group that is involved in setting, publishing or developing any industry standards applicable to the Company Products in a manner that (i) places any restrictions on, or requirement with respect to, the licensing or enforcement of any material Company Intellectual Property Rights or (ii) after the consummation of the transactions contemplated by this Agreement will place any material restrictions on, or any requirement with respect to the licensing or enforcement of any material Company Intellectual Property Rights owned by Parent or its Subsidiaries. Neither the Company nor any of its Subsidiaries has agreed to, or is otherwise obligated or required to, license any Company Intellectual Property Rights to any third party, or is required to grant licenses on RAND or FRAND or ZRAND terms.

(h) To the Knowledge of the Company, neither the Company Products nor the conduct of the business of the Company and its Subsidiaries, infringes, misappropriates or otherwise violates any Intellectual Property Rights of any other Person in a manner that has resulted in or is reasonably expected to result in a material liability to the Company or materially adversely affect the Company or the Company Products. No material claims have been received in writing by the Company within the previous three (3) years against the Company or any of its Subsidiaries or, to Company’s Knowledge, against any third party to whom the Company or any of its Subsidiaries has an indemnification obligation, alleging that any Company Product, or the conduct of the business of the Company or any of its Subsidiaries, infringes, misappropriates or otherwise violates any Intellectual Property Rights of any Person. No claims are pending, or have been made within the three (3) years prior to the date hereof, by the Company or any of its Subsidiaries against a third party alleging that such third party infringes, misappropriates or otherwise violates any material Company Intellectual Property Rights.

Section 3.24 Real Property; Personal Property.

(a) The Company and its Subsidiaries do not hold, and have never held, fee or comparable title to any real property. The Company and its Subsidiaries have good and legal title to, or have a valid and enforceable right to use or a valid and enforceable leasehold interest in, all real property (including all buildings, fixtures and other improvements thereto) used by them. None of the Company’s and any of its Subsidiaries’ ownership of or leasehold interest in any such property is subject to any material Lien.

(b) Section 3.24(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list (identifying the names of the parties, the term, the address and the use thereof) of each of the leases, subleases and other agreements (and any amendments thereto) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (“Company Leases”) and the Company has made available to Parent correct and complete copies of each Company Lease providing for lease payments by the Company or any of its Subsidiaries of $100,000 or more per year. Each Company Lease providing for lease payments by the Company or any of its Subsidiaries of $100,000 or more per year is valid, binding and enforceable, subject to the Bankruptcy and Equity Exception and, to the Knowledge of the Company, no termination event or condition or uncured default on the part of the Company or any such Subsidiary exists under any Company Lease providing for lease payments by the Company or any of its Subsidiaries of $100,000 or more per year.

(c) The Company and its Subsidiaries have good and legal title to, or a valid and enforceable leasehold interest in, all material personal assets used by them sufficient to conduct their respective businesses as currently conducted, except where the failure to have such title to or interest in such assets would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. None of the Company’s and any of its Subsidiaries’ ownership of or leasehold interest in any such personal assets is subject to any material Liens.

(d) The Company or its Subsidiaries currently occupy all of the sites leased under the Company Leases (the “Company Facilities”) for the operation of their business, and there are no other parties occupying, or with a right to occupy, any of the Company Facilities. The Company Facilities are in condition and repair suitable for the conduct of the business as presently conducted therein, except where the failure to be in such suitable condition and repair would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries could reasonably be required to expend more than $250,000 in causing any Company Facilities to comply with the surrender conditions set forth in the applicable Company Lease.

Section 3.25 Permits; Compliance with Laws.

(a) Each of the Company and its Subsidiaries is in possession of all material franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Entity (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”), and all such Company Permits are in full force and effect in all material respects. No suspension or cancellation of any of the Company Permits is pending or threatened, and no such suspension or cancellation will result from the transactions contemplated by this Agreement, except for any suspensions or cancellations that, individually or in the aggregate, would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(b) Neither the Company nor any of its Subsidiaries is in conflict in any material respect with, or in default or material violation of, (i) any Laws applicable to the Company or such Subsidiary or by which any of their assets are bound or (ii) any Company Permits.

(c) No representation is made under this Section 3.25 with respect to employee benefits, labor or environmental matters, which matters are addressed in Section 3.19, Section 3.20 and Section 3.22, respectively.

Section 3.26 Unlawful Payments. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries, nor any director or officer of the Company has made, directly or indirectly, any (a) bribe or kickback, (b) unlawful payment or political contribution from corporate funds to governmental officials or political parties for the purpose of influencing their actions or the actions of the Governmental Entity which they represent or (c) unlawful payment from corporate funds to obtain or retain any business.

Section 3.27 Insurance. The Company and its Subsidiaries have made copies of their material insurance policies available to Parent.

Section 3.28 Takeover Statutes. The board of directors of the Company has taken all necessary action to ensure that the restrictions on business combinations contained in Section 203 of the DGCL will not apply to this Agreement, the Merger or the other transactions contemplated by this Agreement, including by approving this Agreement, the Merger and the other transactions contemplated by this Agreement. No other “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover laws (“Takeover Statutes”) apply or purport to apply to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

Section 3.29 Opinion of Financial Advisor. Goldman, Sachs & Co. (the “Company Financial Advisor”) has delivered to the board of directors of the Company its opinion to the effect that, as of the date of this Agreement and based upon and subject to the matters and assumptions set forth therein the Exchange Ratio is fair from a financial point of view to the stockholders of the Company.

Section 3.30 Brokers and Finders. No broker, finder or investment banker other than the Company Financial Advisor is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent correct and complete details of any remuneration the Company Financial Advisor could receive in connection with the transactions contemplated by this Agreement.

Section 3.31 Information. To the Knowledge of the Company, none of the information to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement or the Form F-4 Registration Statement will, in the case of the Form F-4 Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact required to be stated in that Form F-4 Registration Statement or omit to state any material fact necessary to make the statements in that Form F-4 Registration Statement, in light of the circumstances under which they are made, not misleading, or, in the case of the Proxy Statement or any amendments of or supplements to the Proxy Statement and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in that Proxy Statement or necessary in order to make the statements in that Proxy Statement, in light of the circumstances under which they are made, not misleading. The Proxy Statement (except for those portions of the Proxy Statement that relate only to Parent and its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act.

Section 3.32 No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, neither the Company nor any other person (i) makes any representation or warranty express or implied, including any implied representation or warranty, as to condition, merchantability, suitability or fitness for a particular purpose of any of the assets used in the business of or held by the Company or any of its Subsidiaries, (ii) makes any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or any of its Subsidiaries or the business conducted by the Company or any of its Subsidiaries, in each case except as expressly set forth in this Agreement or as and to the extent required by this Agreement to be set forth in the Company Disclosure Letter or (iii) makes any representation or warranty of any kind, express or implied, with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Sub or their respective Representatives or Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company, (i) subject to such exceptions or qualifications to representations and warranties as are disclosed in the Parent Disclosure Letter and (ii) except as set forth in the Parent Public Reports filed after January 1, 2008 and at least one (1) Business Day prior to the date of this Agreement (other than (A) any information set forth in any “risk factor” or “forward-looking statements” section contained in such Parent Public Reports, (B) any other forward-looking statements contained in such Parent Public Reports that are of a nature that they speculate as to future developments, and (C) any information set forth in the 2010 Parent Financial Statements) (it being understood that any matter disclosed in the Parent Disclosure Letter or in, or incorporated by reference in, such Parent Public Reports shall be deemed disclosed with respect to any section of this Agreement to which the matter relates to the extent the relevance to each such section is reasonably apparent) as follows:

Section 4.1 Organization and Power.

(a) Parent is duly organized and validly existing under the laws of England and Wales and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

(b) Merger Sub Stock. The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub common stock. All of the issued and outstanding capital stock of Merger Sub is owned by Parent, as Merger

Sub’s sole stockholder. The outstanding shares of Merger Sub common stock are duly authorized and validly issued and outstanding, fully paid and nonassessable, and not subject to or issued in violation of any preemptive rights, any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the DGCL, Merger Sub’s certificate of incorporation, bylaws or any contract or commitment to which Merger Sub is a party or otherwise bound.

(c) Each of Parent’s Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and (where such term is of legal significance) in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted, except where the failure to be so organized, existing and in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.2 Foreign Qualifications. Parent and each of its Subsidiaries is duly qualified or licensed to do business as a foreign corporation or other legal entity and (where such term is of legal significance) is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where failures to be so qualified or licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3 Corporate Authorizations. Each of Parent and Merger Sub has all necessary corporate power and authority (i) to enter into this Agreement, (ii) subject to: (a) approval as a Class 1 transaction by the holders of Parent Ordinary Shares of the transactions contemplated by this Agreement and (b) related requisite shareholder authorities and approvals, to authorize the directors of Parent to allot the Parent Ordinary Shares underlying the ADSs pursuant to the Merger and any shares to be issued pursuant to the exercise of the converted options and restricted stock units referred to in Sections 2.4(a) and 2.4(e) respectively (such approvals collectively, the “Requisite Parent Vote”), each at a duly convened and held general meeting of the Parent (each of such approvals requiring the affirmative vote of a majority of the holders of Parent Ordinary Shares (or their proxies, if applicable) as (being entitled to do so) are present and vote or, in the case of a vote taken on a poll, the affirmative vote by the shareholders or their proxies representing a majority of the Parent Ordinary Shares in respect of which votes are validly exercised) in accordance with the Companies Act and the listing rules made by the United Kingdom Listing Authority (the “UKLA”) under Part VI of the Financial Services and Markets Act 2000 (such rules, the “Listing Rules”), to consummate the transactions contemplated by this Agreement, in accordance with Chapter 10 of the Listing Rules, and (iii) to appoint, with effect from the Closing, the designee of the Company contemplated pursuant to Section 5.11 (the “Company Appointees”) to the board of directors of Parent. The board of directors of Parent unanimously considers that the transactions contemplated by this Agreement will promote the success of Parent and Parent’s shareholders as a whole, and are in the best interests of the Parent shareholders as a whole and has unanimously adopted resolutions (a) approving this Agreement and the transactions contemplated by this Agreement, (b) recommending to the stockholders of Parent that they vote in favor of the transactions contemplated by this Agreement (the “Parent Board Recommendation”), (c) appointing, with effect from Closing, the Company Designees to the board of directors of Parent, (d) approving and adopting the Depositary Agreement, the establishment of the ADR Facility, the filing of the Form F-4 Registration Statement, the 8-A Registration Statement and the Form F-6 Registration Statement with respect to the ADSs and the listing of the ADSs of the NASDAQ Stock Market and (e) to include the Parent Board Recommendation, together with the resolutions to effect such approval, in the Parent Shareholder Circular. Following careful consideration of the Merger, and financial advice received from J.P. Morgan Cazenove (the “Parent Financial Advisor”), the board of directors of Merger Sub has unanimously adopted resolutions approving this Agreement and the transactions contemplated by this Agreement. The execution and delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject to the Requisite Parent Vote.

Section 4.4 Enforceability. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms.

Section 4.5 Organizational Documents. Parent has made available to the Company correct and complete copies of the memorandum and articles of association of Parent and the certificates of incorporation and bylaws of Merger Sub, in each case as in effect on the date of this Agreement (collectively, the “Parent Organizational Documents”).

Section 4.6 Subsidiaries. A correct and complete list of all Subsidiaries of Parent and their respective jurisdictions of organization is set forth in Section 4.6 of the Parent Disclosure Letter. Each of the Subsidiaries of Parent is wholly-owned by Parent, directly or indirectly, free and clear of any Liens and Parent does not own, directly or indirectly, any capital stock of, or any other securities convertible or exchangeable into or exercisable for capital stock of, any Person other than the Subsidiaries of Parent.

Section 4.7 Governmental Authorizations. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not require any Governmental Authorizations of or with any Governmental Entity, other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the SEC of (i) registration statement on Form F-4 relating to the registration under the Securities Act of the issuance of the ADSs in the Merger (the “Form F-4 Registration Statement”), (ii) registration statement on Form F-6 relating to the registration under the Securities Act of the issuance of the ADSs (the “Form F-6 Registration Statement”), (iii) the Form 8-A Registration Statement, and (iv) any other filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Securities Act and the Exchange Act;

(c) the filing with, and the approval by, the UKLA of a prospectus (the “Parent Prospectus”) and a shareholder circular (the “Parent Shareholder Circular” and, together with the Parent Prospectus, the “Parent Circular/Prospectus”) relating to the general meeting of the shareholders of Parent to be held to consider the transactions contemplated by this Agreement (the “Parent Shareholders Meeting”) and the issuance of the Parent Ordinary Shares underlying the ADSs contemplated pursuant to the Merger;

(d) compliance with the rules and regulations of the London Stock Exchange and the Financial Services Authority; and

(e) compliance with the HSR Act.

Section 4.8 Non-Contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not:

(a) contravene or conflict with, or result in any violation or breach of, any provision of the Parent Organizational Documents;

(b) contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to Parent or any of its Subsidiaries, assuming that all consents, approvals, authorizations, filings and notifications described in Section 4.7 and the Requisite Parent Vote have been obtained or made;

(c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contracts to which Parent or any of its Subsidiaries is a party or by which any of their assets are bound (collectively, “Parent Contracts”) that is a Parent Material Contract;

(d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Parent Material Contract;

(e) give rise to a right or result in any termination, cancellation, amendment, modification or acceleration of any rights or obligations under any Parent Material Contract; or

(f) cause the creation or imposition of any Liens on any assets of Parent or its Subsidiaries, other than as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.9 Capitalization.

(a) As of the close of business on February 18, 2011, (i) 185,021,972 Parent Ordinary Shares were issued and outstanding, including 7,145,000 Parent Ordinary Shares that were held in treasury by Parent and its Subsidiaries and (ii) 4,440,555 Parent Ordinary Shares were held in the Employee Benefit Trust for issuance under Parent’s employee share plans set forth in Section 4.9(b) of the Parent Disclosure Letter (the “Parent Option Plans”).

(b) Since the close of business on February 18, 2011, no share capital of Parent, or securities convertible or exchangeable into or exercisable for share capital of Parent, has been issued other than upon exercise of options over Parent Ordinary Shares (“Parent Share Options”) granted under the Parent Option Plans or share option plans described in Section 4.9(f) below.

(c) All Parent Ordinary Shares that are issued and outstanding or are subject to issuance under this Agreement, (i) are or, upon such issuance, will be duly authorized, validly allotted and issued, fully paid and nonassessable, free of any Liens, and issued in compliance with all applicable securities Laws and (ii) were not or, when so issued, will not have been issued in violation of any pre-emptive rights or rights of first refusal created by Law or the organizational documents of Parent or any Contract to which Parent is otherwise bound. Immediately following the Effective Time, each ADS will be exchangeable at the option of the holder for four (4) Parent Ordinary Shares. Following the Effective Time, the ADSs will be freely tradable on the NASDAQ Stock Market by the former stockholders of the Company, except for the limitations imposed by Rule 144 on Affiliates of Parent.

(d) There are no outstanding contractual obligations of Parent or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any Parent Ordinary Shares or share capital of any Subsidiary of Parent or (ii) to make any investment in (A) any Subsidiary of Parent that is not wholly-owned by Parent or (B) any other Person.

(e) All outstanding share capital of each Subsidiary of Parent is duly authorized, validly allotted and issued and fully paid and was not issued in violation of any pre-emptive rights.

(f) As of the date of this Agreement, Parent Share Options to acquire an aggregate of 12,645,229 Parent Ordinary Shares and performance share awards have been granted and are outstanding under the Parent Option Plans and employee equity award plans that were assumed by Parent in connection with the acquisition of SiRF Technology Holdings Inc. (the “SiRF Plans”). Other than such Parent Share Options granted under the Parent Option Plans and the SiRF Plans, there are no options, warrants, calls, conversion rights, share appreciation rights, phantom share awards, redemption rights, repurchase rights or other rights, agreements, arrangements or commitments to which Parent or any of its Subsidiaries is a party whether under the Parent Option Plans, the SiRF Plans or otherwise (A) relating to the issued or unissued share capital or other securities of Parent or any of its Subsidiaries or (B) obligating Parent or any of its Subsidiaries to issue or sell any of their share capital or other securities. As of the date of this Agreement, 2008 grants made under the CSR Share Award Plan and the CSR Share Option Plan totaling in the aggregate 1,171,545 have lapsed (the “Lapsed Performance Awards”) and the underlying Parent Ordinary Shares will not have been issued. Neither the Lapsed Performance Awards nor 2009 performance share awards in respect of 1,023,331 Parent Ordinary Shares were included in the number of Parent Ordinary Shares used in the calculations of diluted per share amounts in Parent’s Annual Report on Form 20-F for the year ended January 1, 2010.

(g) Parent has made available to the Company (i) correct and complete copies of all Parent Option Plans and (ii) a correct and complete list of the following information, as of the date of this Agreement, with respect to each Parent Share Option: (A) the exercise price per Parent Ordinary Share; (B) the number of Parent Ordinary Shares subject to such Parent Share Option; and (C) whether, as of the date hereof, such Parent Share Option is vested.

Section 4.10 Voting.

(a) The Requisite Parent Vote and the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Merger Sub are the only votes of the holders of any class or series of the share capital of Parent or any of its Subsidiaries necessary (under the Parent Organizational Documents, the DGCL and the Companies Act 2006 ( the “Companies Act”), other applicable Laws or otherwise) to approve the issuance of the ADSs and Parent Ordinary Shares underlying the ADSs, in connection with the Merger, to approve and adopt this Agreement, and to approve the Merger and the other transactions contemplated by this Agreement.

(b) Other than the Parent Voting Agreements, there are no voting trusts, proxies or similar agreements, arrangements or commitments to which Parent or any of its Subsidiaries is a party or of which Parent has Knowledge with respect to the voting of any share capital of Parent or any of its Subsidiaries. There are no bonds, debentures, notes or other instruments of indebtedness of Parent or any of its Subsidiaries that have the right to vote, or that are convertible or exchangeable into or exercisable for securities having the right to vote, on any matters on which shareholders of Parent may vote.

Section 4.11 Public Reports.

(a) Parent has made available to the Company correct and complete copies of, all circulars, notices, prospectuses, resolutions, reports (including annual financial reports, half yearly financial reports and interim management statements) and other documents (including notifications to a RIS (as defined in the Listing Rules)) prepared by Parent since January 1, 2008, to which the Listing Rules and/or the prospectus rules made by the UKLA under Part VI of the Financial Services and Markets Act 2000 (such rules the “Prospectus Rules”) and/or the disclosure rules and transparency rules made by the UKLA under Part VI of the Financial Services and Markets Act 2000 (such rules the “Disclosure and Transparency Rules”) apply (collectively, the “Parent U.K. Public Reports”). The Parent U.K. Public Reports (i) were prepared in accordance with the requirements of the UKLA and other applicable Laws, (ii) timely filed with the UKLA and, if applicable, the Registrar of Companies (where the Parent U.K. Public Reports were required by Law or by the UKLA to be so filed), (iii) comprise the only circulars, notices, prospectuses, resolutions, reports and other documents required by the UKLA to be filed or published by Parent since January 1, 2008 and (iv) in the case of Parent U.K. Public Reports which were required by Law or by the UKLA to so be filed, did not, at the time they were filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. For the purposes of this Section 4.11(a) and this Agreement where appropriate, “file” and “filing” include in the case of Parent any announcement made or required to be made to a regulatory information service.

(b) Parent has timely filed with the SEC, and has made available to the Company correct and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by Parent with the

SEC since January 1, 2008 (collectively, the “Parent U.S. Public Reports” and, together with the Parent U.K. Public Reports, the “Parent Public Reports”). The Parent U.S. Public Reports (i) were prepared in accordance with the requirements of the Securities Act and the Exchange Act and (ii) did not, at the time they were filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

(c) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet partnership or any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC).

(d) Each of the principal executive officers of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Parent U.S. Public Reports, and the statements contained in each such certification, at the time of filing or submission of such certification, were true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither Parent nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers in violation of Section 402 of the Sarbanes-Oxley Act. As of the date hereof, Parent has no reason to believe that its outside auditors and its principal executive officer and principal financial officer will not be able to give, without qualification, the certificates and attestations required pursuant to the Sarbanes-Oxley Act when next due.

(e) No Subsidiary of Parent is required to file reports or other documents pursuant to the Listing Rules and/or the Prospectus Rules and/or the Disclosure and Transparency Rules or is otherwise required to file any forms, reports, schedules, statements or other documents with the UKLA, any other Governmental Entity (whether or not located in the United Kingdom) that performs a similar function to that of the UKLA or any securities exchange or quotation service.

Section 4.12 Disclosure Controls and Procedures.

(a) Parent keeps adequate accounting records which disclose with reasonable accuracy at any time its financial position as required by §386 of Companies Act 2006 of the UK. Parent has taken reasonable steps (i) to establish procedures which provide a reasonable basis for them to make proper judgments on an ongoing basis as to the financial position and prospects of Parent and its group and (ii) to maintain a sound system of internal control including financial, operational and compliance controls and risk management systems, as required by the Listing Rules and the Combined Code on Corporate Governance in respect the period up to and including June 28, 2010 and the UK Corporate Governance Code issued by the Financial Reporting Council dated June 2010 for the period from and including June 29, 2010 (the “UK Corporate Governance Code”).

(b) Parent has, prior to the preparation of its annual accounts (as defined in the Companies Act), disclosed to Parent’s auditor all information needed by Parent’s auditor to prepare its auditor’s report on Parent’s annual accounts.

(c) Parent (i) maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to provide reasonable assurance that material information relating to Parent, including its consolidated subsidiaries, is made known to its principal executive officer and principal financial officer; (ii) maintains “designed internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act); and (iii) evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Rule 13a-15(a) under the Exchange Act.

(d) Parent has disclosed, based on the most recent evaluation of internal control over financial reporting, to Parent’s auditors and the audit committee of Parent’s board of directors all “significant deficiencies” and “material weaknesses” (each as defined in Rule 12b-2 under the Exchange Act) in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information. To the Knowledge of Parent, there is no fraud, whether or not material, that involves management or other employees who have a significant role in the Parent’s internal control over financial reporting.

(e) Since January 1, 2008, (i) neither Parent nor, to the Knowledge of Parent, any director or officer of Parent has received or otherwise had or obtained Knowledge of any written material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries, or their respective internal accounting controls, including any written material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in accounting or auditing practices that do not comply with IFRS or Parent’s published internal accounting controls, and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has rendered a report to the board of directors of Parent or any committee thereof containing evidence of a material violation of applicable securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers or directors.

Section 4.13 Financial Statements.  Parent has delivered to the Company a correct and complete copy of the 2010 Parent Financial Statements. The 2010 Parent Financial Statements and the other audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included in the Parent U.S. Public Reports: (a) complied as to form in all material respects with applicable Laws in effect at the time of filing; (b)  were prepared in accordance with IFRS (except, in the case of unaudited statements, as permitted by applicable Laws) applied on a consistent basis (except as may be indicated in the notes to those financial statements); and (c)  give a true and fair view, in accordance with IRFS, of the state of the affairs of Parent and its Subsidiaries as of the dates thereof and the profit of Parent and its Subsidiaries for the periods indicated (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments and the absence of footnotes).

Section 4.14 Liabilities. There are no Liabilities of Parent or any of its Subsidiaries which are required to be reflected or reserved against on a consolidated balance sheet of Parent, including the notes thereto, under IFRS, other than: (a) Liabilities reflected or reserved against in the consolidated balance sheet of Parent and its consolidated Subsidiaries as of December 31, 2010 and the notes thereto set forth in the 2010 Parent Financial Statements; (b) Liabilities incurred since December 31, 2010 in the ordinary course of business consistent with past practice that would not reasonably be expected to have individually or in the aggregate a Parent Material Adverse Effect; (c) Liabilities or obligations incurred directly pursuant to this Agreement; and (d) any other Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.15 Absence of Certain Changes. Since December 31, 2010, there has not been any Parent Material Adverse Effect. Except for Liabilities incurred in connection with this Agreement, since December 31, 2010, (a)  Parent and each of its Subsidiaries have conducted their business in the ordinary course consistent with past practice and (b)  neither Parent nor any of its Subsidiaries has taken any action, which, if taken after the date of this Agreement, would be prohibited by Section 5.2.

Section 4.16 Litigation. There are no material Legal Actions pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any director, officer or employee of Parent or any of its Subsidiaries or other Person for whom Parent or any of its Subsidiaries may be liable. There are no material Orders outstanding against Parent or any of its Subsidiaries.

Section 4.17 Contracts.

(a) Section 4.17 of the Parent Disclosure Letter sets forth, as of the date hereof, a list of:

(i) all Parent Contracts required to be described in, or filed as an exhibit to, any Parent Public Report that are not so described or filed as required by the Securities Act or the Exchange Act, as the case may be;

(ii) all Parent Contracts that, to the Knowledge of Parent (x) impose any material limitations, restrictions or penalties on Parent’s manufacture, sale or distribution of any current or future Parent Product or a material aspect of Parent’s business, or which after the Effective Time could impose similar restrictions on the Company or any of its Subsidiaries, with respect to any of their respective products or services or a material aspect of the operation of their businesses, or (y) grant the other party to such Parent Contract or a third party “most favored nation” pricing or terms that would, following the Effective Time, apply to the Surviving Corporation or any of its Subsidiaries;

(iii) all material Parent Contracts providing for (A) indemnification (including with respect to Intellectual Property Rights) or (B) any material guaranty of third party obligations, in each of the foregoing cases entered into outside the ordinary course of business;

(iv) all material Parent Contracts relating to revenue or profit-sharing joint ventures (whether in partnership, limited liability company or other organizational form);

(v) all Parent Contracts with any Governmental Entity (other than ordinary course customer Contracts providing for payments below $1,000,000 and pursuant to which the counterparty does not have any rights to Parent’s or its Subsidiaries products or services or Parent Intellectual Property Rights other than its rights to use the products or services sold under such Parent Contract as a customer);

(vi) all Parent Contracts entered into in the last five years in connection with the settlement or other resolution of any Legal Action that has any material continuing obligation, liability or restriction on the part of Parent or any of its Subsidiaries;

(vii)(A) all revenue-generating Parent Contracts that were entered into after January 1, 2009 or were entered into before January 1, 2009 and remain in effect with the ten largest customers of Parent and its Subsidiaries (determined on the basis of revenues received by Parent or any of its Subsidiaries in the fiscal year ended December 31, 2010) and that have material, known, unfulfilled obligations, and (B) to the extent not disclosed pursuant to clause (viii)(A), the ten largest revenue generating Parent Contracts (determined on the basis of revenues received by Parent or any of its Subsidiaries in the fiscal year ended December 31, 2010);

(viii) all Parent Contracts that were entered into after January 1, 2009 or were entered into before January 1, 2009 and remain in effect with the ten largest suppliers to Parent and its Subsidiaries (determined on the basis of amounts paid by Parent or any of its Subsidiaries in the fiscal year ended December 31, 2010) and that have material, known, unfulfilled obligations on behalf of the supplier.

The Parent Contracts referred to in clauses (i) through (viii) of this Section 4.17(a) and the Parent IP Contracts are collectively referred to in this Agreement as “Parent Material Contracts.” Parent has made available to the Company or its Representatives correct and (except for redaction of certain information in certain Parent Contracts) complete copies of all Parent Material Contracts.

(b) Except for such matters as would not, individually or in the aggregate, reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, (i) all Parent Material Contracts are valid and binding, in full force and effect and enforceable in accordance with their respective terms, except as may be limited by the

Bankruptcy and Equity Exception, (ii) neither Parent nor any of its Subsidiaries is in violation or breach of, or in default (with or without notice or the lapse of time or both) under, any Parent Material Contracts and, (iii) to the Knowledge of Parent, no other Person is in material violation or breach of, or in default (with or without notice or the lapse of time or both) under, any Parent Material Contracts.

Section 4.18 Pension Plans.

(a) Section 4.18(a) of the Parent Disclosure Letter lists all material:

(i) occupational and personal pension schemes under which any current or former director, officer, employee or consultant of Parent or any of its Subsidiaries (each a “Relevant Employee”) or for the widow, widower, civil partner, child or dependent of any Relevant Employee (each a “Relevant Employee Dependent”) has any right to benefits and which are or have been maintained or contributed to by Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries makes or is or has been required to make contributions with respect to such Relevant Employees (all such schemes are collectively referred to as the “Parent Pension Plans”); and

(ii) life assurance schemes under which any Relevant Employee or Relevant Employee Dependent has any right to benefits and which are maintained or contributed to by Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries makes or is or has been required to make contributions with respect to such Relevant Employees. All such plans are collectively referred to as the “Parent Life Plans.”

(b) With respect to each Parent Pension Plan to which Parent contributes, Parent has made available (i) a true and complete copy of the member’s booklet, (ii) a list of all employees in respect of whom Parent was contributing as at December 31, 2010, and (iii) the present rates of contribution to the Parent Pension Plan as a percentage of pensionable salary for employers and employees. Parent does not have any liability for the provision of any pension, retirement death, incapacity, sickness, disability, accident or other like benefit (including the payment after leaving employment of the Parent or any of its Subsidiaries of medical expenses), whether under any Parent Pension Plan or otherwise, other than is expressly disclosed in Section 4.18(b) of the Parent Disclosure Letter and will not enter into any scheme, agreement or arrangement for the provision of such benefits before the Effective Time.

(c) Each Parent Pension Plan, and (in relation to eligibility to join and employer contributions to each Parent Pension Plan) the Parent and each Subsidiary, is in compliance in all material respects with all applicable Laws, including Article 141 (formerly Article 119) of the Treaty of Rome. Each Parent Pension Plan that is intended to be a registered scheme for HM Revenue & Customs purposes has been so registered and no event has occurred since the date of such registration that would materially adversely affect such registration.

(d) No Parent Pension Plan or Parent Life Plan provides death benefits to current or former employees of Parent or any of its Subsidiaries that are not insured.

(e) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not increase any benefits otherwise payable under any Parent Pension Plan. Neither the Parent nor any of its Subsidiaries has given any legally enforceable undertaking or assurance as to the continuance, introduction, improvement or increase of any benefit of a kind described in Section 4.18(a) or Section 4.18(b) as to the rights of any Relevant Employee or Relevant Employee Dependent to receive such benefits and will not do so before the Effective Date.

(f) There are no current pending or, to the Knowledge of Parent, threatened material claims or litigation against or relating to any Parent Pension Plan (including complaints to the Pensions Ombudsman and complaints under any internal disputes resolution procedure and action issued by the UK Pensions Regulator) other than ordinary claims for benefits by participants and beneficiaries.

(g) No employee of Parent or any Subsidiary came to his current employment in consequence of a transfer under the Transfer of Undertakings (Protection of Employment) 2006 or 1981, in relation to which any transferring employee, while he was employed by the transferor employer, had rights to any benefits calculated in accordance with a formula which takes account of the service of the member to retirement, death or withdrawal and the present or historic remuneration of the member (“Defined Benefits”) that the Parent or any Subsidiary became or may become obliged to provide as a result of the transfer.

(h) Neither Parent nor any Subsidiary is or has been an employer of or an associate or connected party (within the meaning of Sections 435 and 429 of the Insolvency Act 1986) of an employer of any pension scheme that provides for Defined Benefits and to which it is likely that Parent or any of its Subsidiaries will be liable to contribute.

(i) Neither Parent nor any Subsidiary has any commitment or obligation to provide, or contribute to, any retirement benefit for any person other than the requirement to make monthly contributions under the Parent Pension Plans. No target or defined benefit has been promised or offered by the Parent or any Subsidiary to any employee, under any Parent Pension Plan or otherwise, other than lump-sum death in service benefits.

Section 4.19 Labor Relations.

(a) Neither Parent nor any of its Subsidiaries (i) recognizes any trade union in respect of its employees and, to the Knowledge of Parent, no union organizing efforts have been conducted within the last three years or are now being conducted, (ii) is a party to any material collective bargaining agreement or other labor contract, and (iii) currently has, or, to the Knowledge of Parent, is there now threatened, a strike, picket, work stoppage, work slowdown or other organized labor dispute that would reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. Parent is not a party to, or otherwise bound by, any material consent decree with, or citation or other material order, injunction, judgment, doctrine, decree, ruling, writ, assessment or arbitration award of any Governmental Entity relating to employees or employment practices.

(b) Each of Parent and its Subsidiaries is in compliance in all material respects with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity and the collection and payment of withholding and/or social security taxes, and neither Parent nor any of its Subsidiaries has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law within the last six months that remains unsatisfied.

Section 4.20 Taxes.

(a) All Tax Returns required to be filed by or with respect to Parent or any of its Subsidiaries have been timely filed, and all such Tax Returns are true, complete and correct in all material respects, except for Tax Returns as to which the failure to so file or be so true, complete and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries have fully and timely paid all material Taxes shown to be due on the Tax Returns referred to in Section 4.20(a).

(c) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from Parent or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending, except for such agreements or requests that would not reasonably be expected to be, individually or in the aggregate, a Parent Material Adverse Effect.

(d) No audit or other proceeding by any Governmental Entity is pending or, to the Knowledge of Parent, threatened in writing with respect to any Taxes due from or with respect to Parent or any of its Subsidiaries, except for such audits or proceedings that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) All deficiencies for Taxes asserted or assessed in writing against Parent or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Parent Public Reports, except for such deficiencies that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f) Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or failed to take any action and, to the Knowledge of Parent, no other person has taken or failed to take any action which could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(g) Neither Parent nor any of its Subsidiaries will be required to include in a taxable period ending after the Closing Date material taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period (other than as properly reflected in Parent’s financial statements as reserves) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code, or otherwise.

(h) The consummation of the Merger will not result in the repayment or clawback of any governmental grants, Tax incentives or other similar benefits applicable to Parent or its Subsidiaries (“Parent Tax Incentives”) attributable to any period (or portion thereof) ending on or before the Closing Date, or the reduction or elimination of such Parent Tax Incentives for any period (or portion thereof) beginning on or after the Closing Date.

(i) Neither Parent nor any of its Subsidiaries organized under the laws of the United Kingdom has claimed a repayment or credit for any amount in respect of value added Tax for which it was not entitled to claim a repayment or credit.

(j) Schedule 4.20(j) of the Parent Disclosure Letter lists all pending and outstanding grants, incentives, qualifications and subsidies from the government of the United Kingdom or any governmental, regulatory, administrative or quasi-governmental authority, agency or commission, or judicial or arbitral body of the United Kingdom, and any outstanding application to receive the same filed by the Parent or its Subsidiaries (collectively, “UK Government Grants”). Parent and its Subsidiaries, as applicable, are entitled to claim all such UK Government Grants.

(k) Each of Parent and its Subsidiaries are in compliance in all material respects with all conditions and requirements stipulated by the instruments of approval granted to them with respect to the UK Government Grants. Neither Parent nor any of its Subsidiaries has received any notice of any proceeding or investigation relating to the revocation or modification of any such UK Government Grant, except where such revocation or modification would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. All information supplied by Parent and its Subsidiaries with respect to the applications relating to such UK Government Grants was true, correct and complete in all material respects when supplied to the appropriate authorities.

Section 4.21 Environmental Matters. Since January 1, 2006, the operations of Parent and each of its Subsidiaries have complied in all material respects and currently comply in all material respects with applicable Environmental Laws, and, to the Knowledge of Parent, Parent and each of its Subsidiaries complied in all material respects with applicable Environmental Laws prior to January 1, 2006. Parent and its Subsidiaries possess all Environmental Permits necessary for their respective operations, and (i) such operations are in compliance in all material respects with applicable Environmental Permits; (ii) all such Environmental Permits are in full force and effect in all material respects; (iii) no suspension or cancellation of any of the Environmental Permits is pending or, to the Knowledge of Parent, threatened; and (iv) no such suspension or cancellation of such Environmental Permits will result from the transactions contemplated by this Agreement. To the Knowledge of the Parent, neither the Parent nor any Subsidiary has entered into any agreement (other than Parent Leases) that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Laws or Hazardous Substances. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no material claim, suit or proceeding arising under or pursuant to Environmental Laws is pending, or to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the Knowledge of Parent, no condition exists on any property, currently or formerly, owned or operated by Parent that has given rise to, or would reasonably be expected to give rise to, any liability or obligation under Environmental Laws. This Section 4.21 shall be the only representation made by Parent with respect to Environmental Laws, Environmental Permits, Hazardous Substances or actual or potential cleanup, remediation, removal or other response costs (including the cost of coming into compliance with Environmental Laws), investigation costs (including fees of consultants, counsel and other experts in connection with any environmental investigation, testing, audits or studies), losses, Liabilities, payments, Damages (including any actual, punitive or consequential damages (A) under any Environmental Laws, contractual obligations or otherwise or (B) to third parties for personal injury or property damage), civil or criminal fines or penalties, judgments or amounts paid in settlement, in each case arising out of or relating to any obligation or liability under any Environmental Laws.

Section 4.22 Intellectual Property.

(a) All material Intellectual Property Rights owned or purported to be owned by Parent or its Subsidiaries (the “Parent Intellectual Property Rights”), are owned solely by Parent or one of its Subsidiaries and are free and clear of any material Liens. To the Knowledge of Parent, the Registered Parent IP that have been issued or registered are valid and enforceable.

(b) Section 4.22(b) of Parent Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list of all IP Registrations for any Parent Intellectual Property Rights (“Registered Parent IP”), specifying as to each item, as applicable: (i) the title of the item; (ii) the owner of the item; (iii) the jurisdictions in which the item is registered, issued or in which an application for registration or issuance has been filed; and (iv) the registration, issuance or application numbers and dates.

(c) Section 4.22(c), Part 1, of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list of all Contracts (collectively the “Parent IP Contracts”) (i) under which Parent or any of its Subsidiaries has licensed expressly granted a license (including by means of a covenant not to sue or similar covenant) with respect to any material Parent Intellectual Property Rights, other than non-exclusive licenses granted in the ordinary course of business or that are not material to the business of the Parent or its Subsidiaries (“Parent Out-Licenses”), and (ii) under which Parent or any of its Subsidiaries has expressly been granted any license (including by means of a covenant not to sue or similar covenant) from a third party with respect to any material Intellectual Property Rights, other than Off-the-Shelf Software or other licenses to Software that is generally commercially available for license from third parties for a fee of less than $500,000 (“Parent In-Licenses”). Section 4.22 of the Parent Disclosure Letter lists all those Parent In-Licenses that will require the consent of a third party in order for such Parent In-Licenses to not terminate and to survive the consummation of transactions contemplated by this Agreement (alone or in combination with any other event) for the benefit of the Parent, its Subsidiaries and the Surviving Corporation. Except as set forth in Section 4.22(c), Part 2, of the Parent Disclosure Letter, the execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated by this Agreement do not and will not (i) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, any Parent IP Contract, (ii) give rise to a right of or result in any termination, cancelation or acceleration of any material right or material obligation set forth in any Parent IP Contract, (iii) result in a loss of a material benefit to Parent or any of Parent’s Subsidiaries (other than the Company or the Merger Sub, following the Effective Date), as the case may be, under any Parent IP Contract, (iv) result in the creation of any Lien in or upon any material Parent Intellectual Property Rights, (v) give rise to any increased, additional, accelerated or guaranteed material rights, entitlements, licenses relating to material Parent Intellectual Property Rights, or (vi) result in or require the Company or any of its Subsidiaries to grant any rights or license (including by means of a covenant not to sue or similar covenant) with respect to any of their respective Intellectual Property Rights or impose any limitations or restrictions on the conduct of their respective business or operations; except in the case of the foregoing subparagraphs (i)-(vi) would not have, or be expected to have, a material adverse impact on the Parent, and of its Subsidiaries or any material Parent Product or line of business.

(d) To the Knowledge of Parent, no Open Source Materials, were used in, incorporated into, integrated, distributed or bundled with any Parent Product sold or distributed by the Parent or any of its Subsidiaries in a manner that would subject any Parent Product, or any other Software of the Parent or its Subsidiaries, to the terms of any Open Source License. To the Knowledge of Parent, no Parent Product is subject to any Open Source License or is sold or distributed by the Parent or any of its Subsidiaries as Open Source Materials.

(e) All material Parent Intellectual Property Rights were either (i) developed or created by the employee or consultant of Parent or a Subsidiary of the Parent within the scope of his or her employment or consultancy or (ii) otherwise were the subject of an enforceable Contract concerning the assignment or vesting of ownership of such Intellectual Property Rights in the Parent or a Subsidiary of Parent and that included obligations of confidentiality of such Person to the Parent or a Parent Subsidiary. All amounts payable by or due Parent to all Persons, including current and former employees, involved in the research, development, conception or reduction to practice of any material Parent Intellectual Property Rights have been paid to the extent that any such amount is due as of the date hereof.

(f) Neither Parent nor any of its Subsidiaries has received any funding from any Governmental Entity (including, for example, funding from OCS) or any university, government-owned entity, college, other educational institution or other not-for-profit for the development of any material Parent Intellectual Property Rights or Parent Technology. No material Parent Intellectual Property Rights or Parent Technology is subject to any restrictions with respect to the use, transfer, licensing or export as a result of (i) any funding the Company or any of its Subsidiaries received from any Governmental Entity or (ii) any restrictions imposed by the Encouragement of Research and Development in Industry Law, 5744-1984, as amended, the Law for the Encouragement of Capital Investments, 1959, or any regulations and contractual obligations imposed in connection therewith. No facilities of a Governmental Entity, university, government-owned institution, college, other educational institution or other not-for profit company was used in the development of any of the material Parent Intellectual Property Rights owned, in whole or in part, by Parent or any of its Subsidiaries. To the Knowledge of Parent, no current or former employee, consultant or independent contractor of Parent or any of its Subsidiaries who is or was involved in, or who has or will have contributed to, the creation or development of any material Parent Intellectual Property Rights has performed services for, or was an employee of, or was otherwise engaged (including as a graduate student) by any Government Entity, university, government-owned institution, college, other educational institution or other not-for-profit companies while such employee, consultant or independent contractor was also performing services for Parent or any of its Subsidiaries and, solely or together with others, invented, developed, or created or was involved in creation or development of any material Parent Intellectual Property Rights.

(g) Neither Parent nor any of its Subsidiaries or any of their respective employees has, with authorization of Parent and on its behalf or on behalf of its Subsidiaries, participated in, participates in, or is or was a member of any, organization, body or group that is involved in setting, publishing or developing any industry standards applicable to Parent Products in a manner that (i) places any restrictions on, or requirement with respect to, the licensing or enforcement of any material Parent Intellectual Property Rights or (ii) after the consummation of the transactions contemplated by this Agreement, will place any material restrictions on or any requirement with respect to the licensing or enforcement of any material Parent Intellectual Property Rights owned by Company or its Subsidiaries. Neither Parent nor any of its Subsidiaries has agreed to, or is otherwise obligated or required to, license any Parent Intellectual Property Rights to any third party, or is required to grant licenses on RAND or FRAND or ZRAND terms.

(h) To the Knowledge of Parent, neither the Parent Products nor the conduct of the business of Parent and its Subsidiaries, infringes, misappropriates or otherwise violates any Intellectual Property Rights of any other Person in a manner that has resulted in or is reasonably expected to result in a material liability to the Parent or materially adversely affect the Parent or the Parent Products. No material claims have been received in writing by the Company within the previous three (3) years against Parent or any of its Subsidiaries or, to Parent’s Knowledge, against any third party to whom Parent or any of its Subsidiaries has an indemnification obligation, alleging that any Parent Product, or the conduct of the business of Parent or any of its Subsidiaries, infringes, misappropriates or otherwise violates any Intellectual Property Rights of any Person. No claims are pending, or have been made within the three (3) years prior to the date hereof, by Parent or any of its Subsidiaries against a third party alleging that such third party infringes, misappropriates or otherwise violates any material Parent Intellectual Property Rights.

Section 4.23 Real Property; Personal Property.

(a) Parent and its Subsidiaries have good and legal title to, or have a valid and enforceable right to use or a valid and enforceable leasehold interest in, all real property (including all buildings, fixtures and other improvements thereto) used by them. None of Parent’s and any of its Subsidiaries’ ownership of or leasehold interest in any such property is subject to any material Lien.

(b) Section 4.23(b) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a list (identifying the names of the parties, the term, the address and the use thereof) of each of the leases, subleases and other agreements under which Parent or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (“Parent Leases”), and Parent has made available to the Company correct and complete copies of each material Parent Lease. Each material Parent Lease is valid, binding and enforceable, subject to the Bankruptcy and Equity Exception, and to the Knowledge of Parent, no termination event or condition or uncured default on the part of Parent or any such Subsidiary exists under any material Parent Lease.

(c) Parent and its Subsidiaries have good and legal title to, or a valid and enforceable leasehold interest in, all material personal assets used by them sufficient to conduct their respective businesses as currently conducted, except where the failure to have such title to or interest in such assets would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. None of Parent’s and any of its Subsidiaries’ ownership of or leasehold interest in any such personal assets is subject to any material Liens.

(d) Parent or its Subsidiaries currently occupy all of the sites leased under the Parent Leases (the “Parent Facilities”) for the operation of their business, and there are no other parties occupying, or with a right to occupy, any of the Parent Facilities. The Parent Facilities are in condition and repair suitable for the conduct of the business as presently conducted therein, except where the failure to be in such suitable condition and repair would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. Neither Parent nor any of its Subsidiaries could reasonably be required to expend more than $250,000 in causing any Parent Facilities to comply with the surrender conditions set forth in the applicable Parent Lease.

Section 4.24 Permits; Compliance with Laws.

(a) Each of Parent and its Subsidiaries is in possession of all material Permits necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Parent Permits”), and all such Parent Permits are in full force and effect in all material respects. No suspension or cancellation of any of the Parent Permits is pending or threatened, and no such suspension or cancellation will result from the transactions contemplated by this Agreement, except for any suspensions or cancellations that, individually or in the aggregate, would reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

(b) Neither Parent nor any of its Subsidiaries is in conflict in any material respect with, or in default or material violation of, (i) any Laws applicable to Parent or such Subsidiary or by which any of their assets are bound or (ii) any Parent Permits.

(c) No representation is made under this Section 4.24 with respect to employee benefits, labor or environmental matters, which matters are addressed in Section 4.18, Section 4.19 and Section 4.21, respectively.

Section 4.25 Unlawful Payments. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries, nor any director or officer of Parent has made, directly or indirectly, any (a) bribe or kickback, (b) unlawful payment or political contribution from corporate funds to governmental officials or political parties for the purpose of influencing their actions or the actions of the Governmental Entity which they represent or (c) unlawful payment from corporate funds to obtain or retain any business.

Section 4.26 Insurance. Parent and its Subsidiaries have made accurate summaries of their material insurance policies available to the Company.

Section 4.27 Brokers and Finders. No broker, finder or investment banker other than J.P. Morgan Cazenove and N.M. Rothschild & Sons Limited is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.28 Interim Operations of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and owns no assets and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.

Section 4.29 Information. To the Knowledge of Parent, none of the information to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Form F-4 Registration Statement will, in the case of the Form F-4 Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact required to be stated in that Form F-4 Registration Statement or omit to state any material fact necessary to make the statements in that Form F-4 Registration Statement, in light of the circumstances in which they are made, not misleading, or, in the case of the Proxy Statement or any amendments of or supplements to the Proxy Statement and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in that Proxy Statement or necessary in order to make the statements in that Proxy Statement, in light of the circumstances under which they are made, not misleading. The Proxy Statement (except for those portions of the Proxy Statement that relate only to the Company and its Subsidiaries) and the Form F-4 Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively.

Section 4.30 No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, neither Parent nor any other person (i) makes any representation or warranty express or implied, including any implied representation or warranty, as to condition, merchantability, suitability or fitness for a particular purpose of any of the assets used in the business of or held by Parent or any of its Subsidiaries, (ii) makes any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Parent or any of its Subsidiaries or the business conducted by Parent or any of its

Subsidiaries, in each case except as expressly set forth in this Agreement or as and to the extent required by this Agreement to be set forth in the Parent Disclosure Letter or (iii) makes any representation or warranty of any kind, express or implied, with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of Parent or any of its Subsidiaries or the future business, operations or affairs of Parent or any of its Subsidiaries heretofore or hereafter delivered to or made available to the Company or its Representatives or Affiliates.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company. Except as contemplated by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, (x) conduct its operations in the ordinary course of business consistent with past practice and (y) use commercially reasonable efforts to maintain and preserve intact its business organization, to retain the services of its current officers and key employees, and to preserve the good will of its customers, suppliers and other Persons with whom it has business relationships. Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement, required by Law (to the extent so required) or set forth in Section 5.1 of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to, take any of the following actions, without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed):

(a) amend any of the Company Organizational Documents;

(b) make, declare or pay any dividend or distribution on any shares of its capital stock, other than dividends paid by wholly-owned Subsidiaries;

(c)(i) adjust, split, combine or reclassify its capital stock, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, (iii) grant any Person any right or option to acquire any shares of its capital stock, (iv) issue, deliver or sell any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or such securities (other than (A) pursuant to the exercise of the Company Stock Options or vesting of Company RSUs and restricted stock awards that are outstanding as of the date of this Agreement, (B) any such securities issued in compliance with Section 5.1(d) or (C) pursuant to the ESPP in accordance with its terms) or (v) enter into any Contract, understanding or arrangement with respect to the sale, voting, registration or repurchase of its capital stock;

(d)(i) increase the compensation or benefits payable or to become payable to any of its directors, officers or employees, (ii) pay any compensation or benefits other than in the ordinary course of business pursuant to any existing plan or arrangement (including the granting, amending or repricing of stock options, stock appreciation rights, shares of restricted stock or performance units) to its directors, officers or employees, (iii) grant any severance or termination pay to any of its directors, officers or employees (except pursuant to existing Company Benefit Plans), (iv) enter into any new employment or severance agreement with any of its directors, officers or employees or (v) establish, adopt, enter into, amend in any material respect or take any action to accelerate rights under, any Company Benefit Plans, except in each case (A) for increases in salary, wages and benefits (other than grants of Company Stock Options or Company RSUs) of officers or employees consistent with past practice, (B) in conjunction with new hires, promotions or other changes in job status consistent with past practice (in respect of salary, wages and benefits, other than grants of Company Stock Options or Company RSUs) or (C) pursuant to existing collective bargaining agreements or other Contracts that have been made available to Parent;

(e) acquire, by merger, consolidation, acquisition of equity interests or assets, or otherwise, any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof;

(f) sell, lease, license, transfer, pledge, encumber, grant or dispose of (i) any material Company Intellectual Property Rights or (ii) any other assets of the Company or its Subsidiaries, including the capital stock of Subsidiaries of the Company, that are material to the Company and its Subsidiaries, taken as a whole, other than the licensing of Company Intellectual Property Rights in connection with the sale or license of products or services to customers, the sale of inventory or the disposition of used or excess equipment, in each case in the ordinary course of business consistent with past practice;

(g) Subject to Section 5.4, other than in the ordinary course of business, (i) enter into any Company Material Contract or (ii) terminate, cancel or amend in any material respect any such Company Material Contract;

(h) other than in the ordinary course of business consistent with past practice (i) incur, assume or prepay any indebtedness, or (ii) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other Person;

(i)(i) make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice, or (ii) make any loans to its directors or officers;

(j) make any capital expenditure, other than capital expenditures that are not, in the aggregate, for any fiscal year, in excess of the Company’s actual capital expenditures for 2010;

(k) change its accounting policies or procedures, other than as required by GAAP or other applicable Laws (to the extent so required);

(l) waive, release, assign, settle or compromise any Legal Actions, except in the case of settlements or compromises where the amount paid is covered by insurance or does not exceed $1,000,000 in the aggregate and which, in each case, do not include any (a) licenses of material Company Intellectual Property Rights that would, when such license is considered on a standalone basis, be outside the ordinary course of business, (b) exclusive license of material Company Intellectual Property Rights or (c) material restrictions on the Company’s business;

(m) take any action or omit to take any action that would reasonably be expected to cause any material Company Intellectual Property Rights to become invalidated, abandoned or dedicated to the public domain; or

(n) authorize, propose or commit to do any of the foregoing.

Section 5.2 Conduct of Business of Parent. Except as contemplated by this Agreement, Parent shall, and shall cause each of its Subsidiaries to, (x)  conduct its operations in the ordinary course of business consistent with past practice, (y)  use commercially reasonable efforts to maintain and preserve intact its business organization, to retain the services of its current officers and key employees, and to preserve the good will of its customers, suppliers and other Persons with whom it has business relationships and (z)  refrain from taking any action that would reasonably be expected to materially diminish the value of its and their business. Without limiting the generality of the foregoing and except as otherwise contemplated by this Agreement, required by Law (to the extent so required) or set forth in Section  5.2 of the Parent Disclosure Letter, Parent shall not, and shall not permit any of its Subsidiaries to, take any of the following actions, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed):

(a) amend its articles of association in any manner that changes the attributes of the Parent Ordinary Shares or amend the certificate of incorporation of Merger Sub;

(b) make, declare or pay any dividend or distribution on its share capital, other than dividends paid by wholly-owned Subsidiaries;

(c)(i) adjust, split, combine or reclassify its share capital, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any of its share capital or any securities convertible or exchangeable into or exercisable for any of its share capital, (iii) issue, deliver or sell any of its share capital or any securities convertible or exchangeable into or exercisable for any of its share capital or such securities (other than pursuant to the exercise of Parent Share Options that are outstanding as of the date of this Agreement ); or (iv) enter into any Contract, understanding or arrangement with respect to the sale, voting, registration or repurchase of its share capital;

(d)(i) increase the compensation or benefits payable or to become payable to any of its directors, officers or employees, (ii) pay any compensation or benefits other than in the ordinary course of business pursuant to any existing plan or arrangement to its directors, officers or employees (including the granting, amending or repricing of stock options, stock appreciation rights, shares of restricted stock or performance awards), (iii) grant any severance or termination pay to any of its directors, officers or employees (except pursuant to existing agreements, plans or policies), (iv) enter into any new employment or severance agreement with any of its directors, officers or employees or (v) establish, adopt, enter into, amend in any material respect or take any action to accelerate rights under any Company Benefit Plans, except in each case (A) for increases in salary, wages and benefits (other than grants of Parent Share Options or performance awards) of officers or employees consistent with past practice, (B) in conjunction with new hires, promotions or other changes in job status consistent with past practice (in respect of salary, wages and benefits, other than grants of Parent Share Options or performance awards) or (C) pursuant to existing Contracts that have been made available to the Company;

(e)(i) acquire, by merger, consolidation, acquisition of equity interests or assets, or otherwise, any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof, to the extent such action would reasonably be expected to prevent, impede or delay the consummation of the Merger and the other transactions contemplated hereby, including any acquisition that could (w) constitute an acquisition of a Significant Subsidiary of Parent or otherwise require (A) a pre-effective amendment of the Form F-4 Registration Statement containing new financial information required by either Rule 3-05 or Article 11 under Regulation S-X promulgated by the SEC or (B) a post-effective amendment of the Form F-4 Registration Statement, in either case, whether by incorporation by reference or otherwise, (x) prevent or lengthen the time period required to obtain clearance of the transactions contemplated hereby under the HSR Act, (y) cause Parent or its accountants to amend or modify the working capital statement in the Parent Circular/Prospectus or any supplementary document, or (z) affect Parent’s ability to repay its debts as and when they fall due;

(f) sell, lease, license, transfer, pledge, encumber, grant or dispose of any assets of Parent or its Subsidiaries to the extent such action would reasonably be expected to prevent, impede or delay the consummation of the Merger; or

(g) authorize, propose or commit to do any of the foregoing.

Section 5.3 Access to Information; Confidentiality; No Control.

(a) Each of the Company and Parent (such Person providing access pursuant to this Section 5.3, the “Disclosing Party”) shall, and shall cause their respective Subsidiaries to: (i) provide the other party (such party receiving access pursuant to this Section 5.3, the “Receiving Party”), and the Receiving Party’s Representatives access at reasonable times upon prior notice to the officers, employees, agents, properties, books and records of Disclosing Party and its Subsidiaries; and (ii) furnish promptly such information concerning the Disclosing Party and its Subsidiaries as the Receiving Party or its Representatives may reasonably request; provided, however, that the Receiving Party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the conduct of business or operations of the Disclosing Party; provided, further, however, that the Disclosing Party shall not be obligated to provide such access or information if the Disclosing Party determines, in its reasonable judgment, that doing so would violate applicable Law or any Contract or obligation of confidentiality owing to a third party, jeopardize the protection of an attorney-client privilege or expose the Disclosing Party to risk of liability for disclosure of sensitive or personal information. No investigation conducted under this Section 5.3(a), however, will affect or be deemed to modify any representation or warranty made in this Agreement. Further, this Section 5.3(a) shall not authorize any invasive or destructive sampling or testing of, or at, any property.

(b) Each of the Company and Parent shall promptly inform the other of all material developments concerning any material Legal Action involving such party or any of its Subsidiaries, including in relation to any efforts to settle or compromise the same, and shall promptly furnish such information concerning such developments as the other party or its Representatives may reasonably request; provided, that neither party shall be obligated to provide such access or information if it determines, in its reasonable judgment, that doing so would violate applicable Law or any Contract or obligation of confidentiality owing to a third party, jeopardize the protection of an attorney-client privilege or expose such party to risk of liability for disclosure of sensitive or personal information.

(c) Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Mutual Confidentiality Agreement, dated December 10, 2010, as amended, modified or supplemented (the “Confidentiality Agreement”), between Parent and the Company with respect to the information disclosed under this Section 5.3.

(d) Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall, consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of the Company and its Subsidiaries.

Section 5.4 No Solicitation.

(a) From the date of this Agreement until the Effective Time, except as specifically permitted in Section 5.4(d), each of Parent and the Company agrees that it shall not, and shall cause its Subsidiaries not to, and shall use its commercially reasonable efforts to cause its and its Subsidiaries’ respective Representatives not to, directly or indirectly:

(i) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, offers or proposals relating to a Takeover Proposal with respect to Parent or the Company, respectively;

(ii) engage in discussions or negotiations with, or furnish or disclose any non-public information relating to such party or any of its Subsidiaries to, any Person that has made or indicated an intention to make a Takeover Proposal relating to such party in furtherance of such Takeover Proposal (it being understood that this restriction shall not apply to the sharing of information in the ordinary course of business);

(iii) withdraw, modify, qualify or amend the Parent Board Recommendation or Company Board Recommendation, as the case may be, in any manner adverse to the other party;

(iv) approve, endorse or recommend any Takeover Proposal with respect to itself;

(v) enter into any Contract relating to a Takeover Proposal with respect to itself (other than an Acceptable Confidentiality Agreement); or

(vi) agree to or publicly propose to take any of the foregoing actions.

(b) Each of Parent and the Company shall, and shall cause each of its Subsidiaries and its and their respective Representatives to, immediately cease any existing solicitations, discussions or negotiations with any Person that has made or indicated an intention to make a Takeover Proposal with respect to Parent or the Company, respectively. Each of Parent and the Company shall, to the extent it has a contractual right to do so, promptly request that each Person who has executed a confidentiality agreement with such party in the 12-month period prior to the date of this Agreement in connection with that Person’s consideration of a Takeover Proposal with respect to such Party return or destroy all non-public information furnished to that Person by or on behalf of such party. Each of Parent and the Company shall promptly inform its Representatives of such party’s obligations under this Section 5.4. Each of Parent and the Company agrees that any violation of the provisions of this Section 5.4 at the direction or with the consent of such party by any of its Subsidiaries or any Representative of such party or any of its Subsidiaries shall be deemed to be a breach of this Section 5.4 by such party.

(c) Each of Parent and the Company shall notify the other promptly upon receipt by such party of (i) any Takeover Proposal or a written indication that would be reasonably likely to lead to a Takeover Proposal with respect to such party or (ii) any request for non-public information relating to such party or any of its Subsidiaries in connection with a Takeover Proposal with respect to such party or under circumstances that would be reasonably likely to lead to a Takeover Proposal with respect to such party. Each of Parent and the Company shall provide the other promptly with the identity of such Person and a copy of such Takeover Proposal, indication or request (or, where no such copy is available, a written summary of the material terms of such Takeover Proposal). Each of Parent and the Company shall keep the other informed on a reasonably current basis of the status of any such Takeover Proposal, indication or request, and any related communications to or by such party or its Representatives.

(d) Notwithstanding anything in this Agreement to the contrary, provided that such party has complied and continues to comply in all material respects with the provisions of this Section 5.4 and only until the Requisite Parent Vote or Requisite Company Vote, as applicable, is obtained, Parent or the Company, as applicable, and its board of directors may:

(i)(A) engage in discussions and negotiations with a Person who has made a bona fide unsolicited Takeover Proposal and (B) furnish or disclose any non-public information relating to the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, as applicable, to such Person, in either case if and only if (w) prior to furnishing or disclosing such information, the Company or Parent, as applicable, has caused such Person to enter into a confidentiality agreement with the Company or Parent, as applicable, on terms and conditions that are substantially equivalent to those contained in the Confidentiality Agreement, provided that any such confidentiality agreement contains provisions expressly permitting the Company or Parent, as applicable, to comply with its obligations under this Agreement notwithstanding any restrictions set forth therein (an “Acceptable Confidentiality Agreement”), (x) the Company or Parent, as applicable, concurrently discloses the same such non-public information to Parent or the Company, as applicable (in each case, to the extent not already disclosed)), and (y) in the case of the Company, the board of directors of the Company determines in good faith, after consultation with the Company Financial Advisor and the Company’s outside legal counsel, that such Takeover Proposal either is a Superior Proposal or would be reasonably likely to lead to a Superior Proposal, or in the case of Parent, the board of directors of Parent determines in good faith, after consultation with the Parent Financial Advisor and Parent’s outside legal counsel, that such Takeover Proposal either is a Superior Proposal or would be reasonably likely to lead to a Superior Proposal;

(ii)(x) withdraw, modify, qualify or amend the Parent Board Recommendation or Company Board Recommendation, as the case may be, in a manner adverse to the other party, in response to a bona fide unsolicited Takeover Proposal with respect to such party, (y) recommend such Takeover Proposal, or (z) terminate this Agreement to enter into a Contract relating to such Takeover Proposal, in each case if and only if (A) the board of directors of such party determines in good faith, after consultation with the Parent Financial Advisor or the Company Financial Advisor, as the case may be, and such party’s outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal, (B) such party’s board of directors determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the fiduciary and other duties of its directors; (C) such party provides the other with three Business Days prior written notice of its board of directors’ intention to take such action (including notice as to whether such party intends to terminate this Agreement and enter into a Contract with respect to such Superior Proposal), and (D) (1) during the three Business Day period following receipt of such notice, if so requested by the party receiving such notice, such party negotiates with and causes its financial and legal advisors to negotiate with the other regarding potential amendments to the terms and conditions of this Agreement which might cause such Takeover Proposal to no longer constitute a Superior Proposal, and (2) following the end of such three Business Day period, such party’s board of directors determines in good faith, after taking into account any proposed amendments to the terms and conditions of this Agreement offered in writing to such party by the other in response to such notice or otherwise and after consultation with the Parent Financial Advisor or the Company Financial Advisor, as the case may be, and such party’s outside legal counsel, that the Superior Proposal giving rise to such notice continues to constitute a Superior Proposal and that the failure to take such action would continue to be inconsistent with the fiduciary and other duties of its directors (provided that any material amendment to the financial terms of such Superior Proposal shall not require a new notice and shall not require such party to further comply with the requirements of this Section 5.4(d)(ii));

(iii) in the absence of a Takeover Proposal, withdraw, modify, qualify or amend the Parent Board Recommendation or Company Board Recommendation, as the case may be, in a manner adverse to the other party, if and only if (x) the board of directors of such party determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary and other duties of its directors, and (y) such party provides the other with three (3) Business Days prior written notice of its board of directors’ intention to take such action, specifying in reasonable detail the reasons and basis therefor.

(e) For the avoidance of doubt, nothing in this Agreement shall prohibit the board of directors of the Company from disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act (it being understood and agreed that any “stop-look-and-listen” communication by the board of directors of the Company to the stockholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act, or any similar communication to the stockholders of the Company in connection with the commencement of a tender offer or exchange offer containing the substance of a “stop-look-and-listen” communication pursuant to Rule 14d-9(f), shall not be deemed to be a withdrawal, modification or amendment of the Company Board Recommendation); provided, that the Company shall not make any disclosure pursuant to Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act that would amount to a withdrawal, modification, qualification or amendment of the Company Board Recommendation other than pursuant to Section 5.4(d).

(f) Notwithstanding anything in this agreement to the contrary, except with respect to a withdrawal, modification, qualification or amendment of the Company Board Recommendation or the Parent Board Recommendation (which shall be subject to this Section 5.4), nothing in this Agreement will prohibit either party from making disclosures to shareholders or otherwise that the board of directors of such party determines in good faith are required by applicable Laws.

Section 5.5 Notices of Certain Events.

(a) The Company shall notify Parent promptly of (i) any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement, (ii) subject to any legal requirements as to confidentiality, any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, (iii) any material Legal Actions threatened in writing or commenced against or otherwise affecting the Company or any of its Subsidiaries or (iv) any material event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time that makes any of the representations or warranties of the Company contained in this Agreement untrue or inaccurate; provided, that the failure to comply with this clause (iv) shall not be considered a breach of or failure to perform this Agreement, unless such breach or failure would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Parent shall notify the Company promptly of (i) any communication from any Person alleging that the consent of such Person (or other Person) is or may be required in connection with the transactions contemplated by this Agreement, (ii) subject to any legal requirements as to confidentiality, any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, (iii) any material Legal Actions threatened in writing or commenced against or otherwise affecting Parent or any of its Subsidiaries, or (iv) any material event change, occurrence, circumstance or development between the date of this Agreement and the Effective Time that makes any of the representations or warranties of Parent contained in this Agreement untrue or inaccurate; provided, that the failure to comply with this clause (iv) shall not be considered a breach of or failure to perform this Agreement, unless such breach or failure would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.6 Proxy/Form F-4 Registration Statement.

(a) As promptly as practicable after the execution of this Agreement, (i) Parent and the Company shall jointly prepare a single document (the “Proxy Statement/Prospectus”) that will constitute both (A) the Proxy Statement and (B) the prospectus to be included in Parent’s Form F-4 Registration Statement, (ii) Parent shall file the Form F-4 Registration Statement with the SEC (iii) Parent shall file a registration statement on Form 8-A (the “Form 8-A Registration Statement”) in connection with the registration under the Exchange Act of the ADSs to be issued to the stockholders of the Company pursuant to the Merger and the underlying Parent Ordinary Shares, and (iv) Parent shall prepare and use commercially reasonable efforts to cause the Depositary Bank to file with the SEC the Form F-6 Registration Statement Parent and the Company shall cause the Proxy Statement/Prospectus to comply as to form and substance in all material respects with the requirements of Laws. Parent shall cause the Form F-6 Registration Statement and the Form 8-A Registration Statement to comply as to form and substance in all material respects with the requirements of Laws. Parent and the Company shall use their commercially reasonable efforts to cause the Form F-4 Registration Statement, the Form F-6 Registration Statement and the Form 8-A Registration Statement to become effective as promptly as practicable (the date of effectiveness being the “Registration Statement Effective Date”). Parent shall use commercially reasonable efforts to obtain, prior to the effectiveness of the Form F-4 Registration Statement, all permits, approvals or exceptions as required to consummate the transactions contemplated hereby. Each of Parent and the Company shall immediately notify the other of any communication from the SEC (and, to the extent such communication is in writing, provide to the other a copy of such communication) concerning the Form F-4 Registration Statement, the Form 8-A Registration Statement, the Form F-6 Registration Statement or the Proxy Statement/Prospectus. Parent or the Company each shall furnish all information concerning itself as the other party may reasonably request in connection with the preparation of the Proxy Statement/Prospectus and each shall cause (so far as it is legally capable of causing) its accountants to assist with the furnishing of such information. As promptly as practicable after the Registration Statement Effective Date, the proxy statement and prospectus included in the Proxy Statement/Prospectus (collectively, the “Proxy Materials”) shall be mailed to the stockholders of the Company.

(b) Subject to Section 5.4, no amendment or supplement to the Proxy Statement/Prospectus shall be made without the approval of each of Parent and the Company, which approval shall not be unreasonably withheld, delayed or conditioned. Each of Parent and the Company shall promptly advise the other upon becoming aware of (i) the time when the Form F-4 Registration Statement, the Form F-6 Registration Statement or the Form 8-A Registration Statement has become effective or any supplement or amendment has been filed, (ii) the issuance of any stop order, (iii) the suspension of the qualification of ADSs issuable in connection with the Merger for offering or sale in any jurisdiction or (iv) any comments, responses or requests from the SEC relating to the Form F-4 Registration Statement or Proxy Statement/Prospectus, the Form F-6 Registration Statement or the Form 8-A Registration Statement or any of the transactions contemplated by this Agreement.

(c) The information supplied by the Company for inclusion in the Proxy Statement/Prospectus shall not, at (i) the Form F-4 Registration Statement Effective Date, (ii) the time the Proxy Materials (or any amendment of or supplement to the Proxy Materials) are first mailed to the stockholders of the Company, (iii) the time of the Company Stockholders Meeting and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated in the Proxy Statement/Prospectus or necessary in order to make the statements in the Proxy Statement/Prospectus not misleading. If, at any time prior to the Effective Time, any information relating to the Company or any of its Subsidiaries should be discovered by the Company that should be set forth in an amendment or a supplement to the Proxy Statement/Prospectus, the Company shall promptly inform Parent. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement shall comply as to form and substance in all material respects with the applicable requirements of the DGCL, the Securities Act and the Exchange Act.

(d) The information supplied by Parent for inclusion in the Proxy Statement/Prospectus and in any other filing with the SEC by the Company, Parent or the Depositary Bank shall not, at (i) the Form F-4 Registration Statement Effective Date, (ii) the time the Proxy Materials (or any amendment of or supplement to the Proxy Materials) are first mailed to the stockholders of the Company, (iii) the time of the Company Stockholders Meeting, (iv) the Effective Time and (v) at the time such document is filed with or submitted to the SEC, contain any untrue statement of a material fact or fail to state any material fact required to be stated in the Proxy Statement/Prospectus or necessary in order to make the statements in the Proxy Statement/Prospectus not misleading. If, at any time prior to the Effective Time, any information relating to Parent or any of its Subsidiaries should be discovered by Parent that should be set forth in an amendment or a supplement to the Proxy Statement/Prospectus, Parent shall promptly inform the Company. All documents that Parent is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement shall comply as to form and substance in all material aspects with the applicable requirements of the Securities Act and the Exchange Act.

(e) Subject to Sections 5.4(d)(ii) or 5.4(d)(iii), the Company Proxy Statement shall include the Company Board Recommendation.

Section 5.7 Parent Shareholder Circular/Prospectus.

(a) As promptly as practicable after the execution of this Agreement, Parent shall prepare and file with the UKLA for its approval a draft copy of the Parent Circular/Prospectus and Parent shall cause the Parent Circular/Prospectus to comply as to form and substance in all material respects with the requirements of Laws. The Company shall furnish all information concerning itself as Parent may reasonably request in connection with the preparation of the Parent Circular/Prospectus. Parent shall use commercially reasonable efforts to obtain formal approval of the Parent Circular/Prospectus concurrently with the Form F-4 Registration Statement Effective Date including, specifically and without limitation, supplying all such information, giving all such undertakings, executing all such documents, paying all such fees and doing or procuring to be done all such things as may be necessary or required by the UKLA for the purposes of obtaining such approval. As promptly as practicable after the Parent Circular/Prospectus is approved by the UKLA, Parent shall procure that the directors of Parent mail the Parent Shareholder Circular to the shareholders of Parent and publish the Parent Prospectus in accordance with applicable Law.

(b) The Company and its counsel shall be given a reasonable opportunity to review and comment on the Parent Circular/Prospectus and any amendments or supplements thereto (in each case prior to the publication thereof), including, if practical to do so, any documents to be sent to holders of Parent Ordinary Shares for the purposes of adjourning the Parent Shareholders Meeting, and Parent will take into account any reasonable comments made by, or reasonable requests of, the Company and its counsel. The Parent Circular/Prospectus shall not be published without the approval of the Company, which approval shall not be unreasonably withheld, delayed or conditioned. Parent shall promptly advise the Company upon becoming aware of (i) the time when the Parent Circular/Prospectus has been approved by the UKLA or any supplement or amendment has been filed or (ii) any comments, responses or requests from the UKLA relating to the Parent Circular/Prospectus.

(c) The information supplied by the Company for inclusion in the Parent Circular/Prospectus and any announcement to any regulatory information service approved by the UKLA in connection with the Parent Circular/Prospectus shall not, in the case of the Parent Circular/Prospectus, at the time the Parent Shareholder Circular is first mailed to shareholders of Parent and the Parent Prospectus is first published and at the time such shareholders vote on the resolutions set forth in the Parent Shareholder Circular, and in the case of any such announcement at the time it is provided by the Company to the Parent, contain any untrue statement of a material fact or fail to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Subject to Sections 5.4(d)(ii) or 5.4(d)(iii), the Parent Circular/Prospectus shall include the Parent Board Recommendation.

Section 5.8 Stockholders/Shareholders Meetings.

(a) The Company shall call and hold the Company Stockholders Meeting as promptly as practicable after the Form F-4 Registration Statement Effective Date for the purpose of voting upon adoption of this Agreement. Parent and the Company shall cooperate with each other to cause the Company Stockholders Meeting to be held as promptly as practicable following the mailing of the Proxy Materials to the stockholders of the Company. Subject to Section 5.4(d) and Section 5.4(e), the Company shall (i) use commercially reasonable efforts to solicit or cause to be solicited from its stockholders proxies in favor of adoption of this Agreement and (ii) take all other action reasonably necessary or advisable to secure the Requisite Company Vote. Notwithstanding anything to the contrary contained in this Agreement, it shall not be a condition to the transactions contemplated by this Agreement that any resolution required by the Dodd-Frank Wall Street Reform and Consumer Protection Act to be acted on by the Company’s stockholders at the Company Stockholders Meeting be approved by the Company’s stockholders and that the failure of the Company’s stockholders to approve any such resolution shall in no way affect the obligations of the parties hereto.

(b) Parent shall call and hold the Parent Shareholders Meeting as promptly as practicable after the Form F-4 Registration Statement Effective Date for the purpose of obtaining the Requisite Parent Vote. Parent and the Company shall cooperate with each other to cause the Parent Shareholders Meeting to be held as promptly as practicable following the mailing of the Parent Shareholder Circular to the shareholders of Parent. Subject to 5.4(d), Parent shall (i) use commercially reasonable efforts to solicit or cause to be solicited from its shareholders proxies in favor of the transactions contemplated by this Agreement and the matters subject to the Requisite Parent Vote and (ii) take all other action reasonably necessary or advisable to secure the Requisite Parent Vote.

(c) Notwithstanding the foregoing clauses (a) and (b), the Company and Parent shall cooperate with one another in setting a mutually acceptable date, which shall be as soon as reasonably practicable, for the Company Stockholder Meeting and the Parent Shareholder Meeting to enable them to occur, to the extent practicable, on the same date.

(d) Notwithstanding anything to the contrary contained in this Agreement, Parent or the Company, as the case may be, may adjourn or postpone the Parent Shareholders Meeting or the Company Stockholders Meeting, as the case may be, to the extent necessary (i) to provide any supplement or amendment to the Parent Circular/Prospectus or the Proxy Materials, as the case may be, necessary under applicable Law, (ii) if as of the time for which the Parent Shareholders Meeting or the Company Stockholders Meeting, as the case may be, is originally scheduled (as set forth in the Proxy Statement/Prospectus or the Parent Circular/Prospectus, as the case may be), there are insufficient shares of capital stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such shareholders meeting, or (iii) if the other party has adjourned or postponed its shareholders meeting for any of the foregoing reasons.

Section 5.9 Benefit Plans; Section 16 Matters.

(a) Prior to the Effective Time, the Company shall take all actions with respect to the Company Option Plans and the ESPP and all Company Stock Options, Company RSUs and other outstanding awards and rights thereunder as shall be necessary to make the adjustments described under and effect the provisions of Section 2.4, including notifying participants in the Company Option Plans and ESPP of such adjustments and actions and, if required, obtaining consent therefrom. Prior to the Effective Time, the Company shall take all actions necessary and satisfactory to Parent to terminate the ESPP effective as of or prior to the Effective Time. Following the date of this Agreement, participants in the ESPP may not increase their payroll deductions or otherwise increase their purchase elections under the ESPP from those in effect on the date of this Agreement. Parent shall take commercially reasonable efforts to cause the Company and its appropriate Subsidiaries to be designated as a participating company under Parent’s Employee Share Purchase Plan as soon as reasonably practicable following the Closing.

(b) If any employee of the Company or any of its Subsidiaries as of the Effective Time (each, a “Company Employee”) is, at any time after the Effective Time, transferred to Parent or any of its Subsidiaries or becomes a participant in an employee benefit plan, program or arrangement maintained or contributed to by Parent or any of its Subsidiaries (other than the Company and its Subsidiaries), then Parent shall (i) treat the prior service of such employee with the Company or its Subsidiaries, to the extent prior service was generally recognized under the Company Benefit Plans providing similar benefits, as service rendered to Parent or such Subsidiary of Parent for purposes of eligibility and vesting and (ii) waive any pre-existing condition limitation that might otherwise apply to such employee, under such plan, program or arrangement to the extent waived or satisfied under the terms of a Company Benefit Plan. Except in each case where the applicable terms and conditions of employment are specified by (w) Law, (x) collective bargaining agreement, (y) works council rules or similar arrangements, or (z) a Contract between a Company Employee, on the one hand, and Parent, any of Parent’s Subsidiaries, the Company or any of the Company’s Subsidiaries, on the other hand, entered into after the date hereof (and that is not effective until the Effective Time), as of the Effective Time, and for a period ending on December 31, 2011 (the “Continuation Period”), Parent agrees to provide or cause its Subsidiaries (including the Surviving Corporation) to provide each Company Employee who continues to be employed by Parent or any of its Subsidiaries (including the Surviving Corporation) after the Effective Time (i) base salary or annual wages (as applicable) that are not less favorable than the base salary or annual wages, as applicable, such Company Employee received immediately prior to the Effective Time, and (ii) employee benefits that are no less favorable, in the aggregate, than those employee benefits (excluding any defined benefit retirement plans, change in control or transaction-based compensation, retention or stay bonuses or equity-based compensation) provided to Company Employees immediately prior to the Effective Time pursuant to the Company Benefit Plans.

(c) The board of directors of the Company and Parent shall, prior to the Effective Time, take all actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

(d) The provisions of this Section 5.9 are for the sole benefit of the parties to this Agreement and nothing herein, express or implied, is intended or shall be construed to confer upon or give to any Person, other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement. No provision of this Agreement shall create any third party beneficiary rights in any employee or former employee of the Company or any of its Subsidiaries (including any beneficiary or dependant thereof) in respect of employment by the Company or any of its Subsidiaries. Nothing herein shall (i) guarantee employment for any period of time or preclude the ability of Parent or the Surviving Corporation and each of their Subsidiaries to terminate any employee of the Surviving Corporation or any of their Subsidiaries for any reason or (ii) require Parent or the Surviving Corporation or any of their respective Subsidiaries to continue any Company Benefit Plans, employee benefit plans or arrangements or prevent the amendment modification or termination thereof after the Effective Time.

Section 5.10 Directors’ and Officers’ Indemnification and Insurance.

(a) All rights to indemnification, advancement of expenses and exculpation existing on the date of this Agreement in favor of any present or former director or officer of the Company or any of its Subsidiaries (the “Indemnified Parties”) as provided in the Company Organizational Documents, or any organizational documents of any of the Company’s Subsidiaries, or in agreements between an Indemnified Party and the Company or one of its Subsidiaries, or otherwise in effect on the date of this Agreement shall survive the Merger and shall continue in full force and effect after the Effective Time and the provisions in the Company Organizational Documents, any organizational documents of any of the Company’s Subsidiaries or any such agreement providing for such indemnification advancement of expenses and exculpation shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individual.

(b) Parent shall, and shall cause the Surviving Corporation to, indemnify all Indemnified Parties to the fullest extent permitted by applicable Laws with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Legal Action, whenever asserted, based on or arising out of, in whole or in part, (i) the fact that an Indemnified Party was a director or officer of the Company or any of its Subsidiaries at or prior to the Effective Time or (ii) acts and omissions arising out of or relating to their services as directors or officers of the Company or its Subsidiaries occurring at or prior to the Effective Time. If any Indemnified Party is or becomes involved in any such Legal Action, Parent shall pay as incurred such Indemnified Party’s legal fees, costs and expenses incurred in connection with such Legal Action, subject to Parent’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such legal fees, costs and expenses if it is ultimately determined under applicable Laws that such Indemnified Party is not entitled to be indemnified.

(c) Parent shall, or shall cause the Surviving Corporation to, maintain in effect for at least seven years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by the Company, or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the individuals covered by such policies than the terms of such policies in effect on the date hereof (“D&O Replacement Policy”), so long as Parent and the Surviving Corporation are not required to pay an annual premium in excess of 200% of the last annual premium paid by the Company for such insurance prior to the date of this Agreement (the dollar amount of such percentage being the “Maximum Premium”). If Parent is unable to obtain, or unable to so cause to be obtained, the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, it shall instead obtain, or cause the Surviving Corporation to obtain, as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Any insurance obtained by Parent or the Surviving Corporation pursuant to this Section 5.10(c) shall not result in gaps in coverage. The Company represents and agrees that the Maximum Premium as of the date hereof is $774,000. Prior to the Effective Time, the Company may, and after the Effective Time, Parent may, obtain one or more seven year prepaid “tail policy” or policies in lieu of the current policies of directors’ and officers’ liability insurance maintained by the Company applicable from and after the Effective Time to the acts and omissions of directors and officers of the Company up to and including the Effective Time and providing the same coverage and amounts and terms and conditions as such current policies (collectively, the “D&O Tail Policy”). Parent shall not take any action to terminate the D&O Replacement Policy or the D&O Tail Policy during such seven-year period, and any insurance obtained by Parent or the Surviving Corporation pursuant to this Section 5.10(c) shall not result in gaps in coverage. If such D&O Tail Policy is obtained, Parent shall not be obligated to obtain the D&O Replacement Policy.

Section 5.11 Governance of Parent. At the Effective Time, Parent shall take the actions specified in Section  5.11 of the Parent Disclosure Letter.

Section 5.12 Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties to this Agreement shall use its commercially reasonable efforts to take, or cause to be taken, all appropriate actions, and to do, or cause to be done, all things necessary, proper or advisable to cause the conditions set forth in Article VI to be satisfied and to consummate the transactions contemplated by this Agreement as promptly as practicable (and similarly to refrain from doing and cause not to be done any action, including any transaction, that would reasonably be expected to cause such conditions to fail to be satisfied).

Section 5.13 Consents; Filings; Further Action.

(a) Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Laws, each of the parties to this Agreement shall (i) as promptly as practicable (and within twenty (20) days of the date hereof in the case of the notification required under the HSR Act) make any necessary filings, applications and notifications, and thereafter make any other submissions either required or deemed appropriate by each of the parties to this Agreement, in connection with the transactions contemplated by this Agreement under (A) the HSR Act, (B) the DGCL and the Companies Act, and (C) the rules and regulations of The NASDAQ Stock Market, the London Stock Exchange and the Financial Services Authority, and (ii) as promptly as practicable, execute and deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Subject to applicable Laws or the requirements of The NASDAQ Stock Market, the London Stock Exchange or the Financial Services Authority, Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings, applications, notifications and other submissions, including by providing copies of all such documents to the non-filing party and its advisors prior to filing and furnishing each other (on an outside counsel basis if appropriate) all information required for any such filing, application, notification, or other submission. Subject to applicable Laws or the requirements of The NASDAQ Stock Market, the London Stock Exchange or the Financial Services Authority, neither Parent nor the Company shall file any such document if the other party has reasonably objected to the filing of such document. As promptly as practicable following the date hereof, the Company shall file (i) with the OCS, an application for the approval of the change of ownership of the Company to be effected by the Merger (the “OCS Approval”) and (ii) with the Investment Center for an approval of the change in ownership of the Company to be effected by the Merger (“Investment Center Approval”). Neither Parent nor the Company shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

(b) Each of Parent and the Company shall promptly inform the other party upon receipt of any communication from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding any of the transactions contemplated by this Agreement. If Parent or the Company (or any of their respective Affiliates) receives a request for additional information from any such Governmental Entity that is related to the transactions contemplated by this Agreement, then such party shall make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, a response in full compliance with such request. The parties shall also consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Competition Law. Without limiting the foregoing, the parties hereto agree to (A) give each other reasonable advance notice of all meetings with any Governmental Entity relating to any Competition Law, (B) give each other an opportunity to participate in such meeting, (C) to the extent practicable, give each other reasonable advance notice of all substantive oral communications with any Governmental Entity relating to any Competition Law, (D) if any Governmental Entity initiates a substantive oral communication regarding any competition Law, promptly notify the other party of the substance of such communication, (E) provide each other with a reasonable advance opportunity to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Entity regarding the notification required under the HSR Act and (F) provide each other with copies of all written communications to or from any Governmental Entity relating to the HSR Act. Any such disclosures or provision of copies by one party to the other may be made on an outside counsel basis if appropriate. Notwithstanding anything in this Agreement to the contrary, but subject to Section 5.13(c), and unless the boards of directors of the Company and Parent mutually agree otherwise, each of the parties shall, and shall cause each of its Subsidiaries to, take any and all actions necessary to obtain any consents, clearances or approvals required under or in connection with any Competition Law and to enable all waiting periods under any Competition Law to expire, and to avoid or eliminate each and every impediment under any Law asserted by any Governmental Entity, in each case, to cause the Merger and the other transactions contemplated hereby to occur as promptly as possible, including but not limited to (i) promptly complying with or modifying any requests for additional information (including any second request) by any Governmental Entity, (ii) if necessary to obtain clearance by any Governmental Entity as promptly as possible, offering, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any and all of the capital stock, assets, rights, products or business of Parent and its Subsidiaries and the Company and its Subsidiaries or committing to any restrictions on its business and (iii) contesting, defending and appealing any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any party hereto to consummate the transactions contemplated hereby and taking any and all other actions to prevent the entry, enactment or promulgation thereof.

(c) Notwithstanding the foregoing, nothing in this Section 5.13 will require, or be construed to require, Parent or the Company to agree to (i) sell, hold separate, divest, discontinue or limit, before or after the Effective Time, any assets, businesses or interest in any assets or businesses of Parent, the Company or any of their respective Affiliates or (ii) any conditions relating to, or changes or restriction in, the operations of any such assets or businesses which, in the case of either clause (i) or (ii), would reasonably be expected to result in a material adverse effect on the business of Parent and the Company, taken together, as expected to be conducted after the Effective Time.

Section 5.14 Qualification as a Reorganization.

(a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations. From and after the date of this Agreement and until the Effective Time, each of Parent and the Company shall use commercially reasonable efforts to cause the Merger to qualify, and shall not, without the prior written consent of the other party, knowingly take any actions or cause any actions to be taken which could reasonably be expected to prevent the Merger from qualifying, as a reorganization under the provisions of Section 368(a) of the Code or cause gain to be recognized by any of the stockholders of the Company upon the exchange of Company Common stock for ADSs in the Merger (other than a Company stockholder who is a “Five-Percent Transferee Shareholder” within the meaning of the rules under Treasury Regulations Section 1.367(a)-3(c) and who does not file the agreement described in Treasury Regulations Section 1.367(a)-3(c)(1)(iii)(B)). Following the Effective Time, and consistent with any such consent, neither Parent nor any of its Subsidiaries, nor any of its Affiliates, shall knowingly take any action or cause any action to be taken which would cause the Merger to fail to so qualify as a reorganization under Section 368(a) of the Code. Each of Parent and the Company shall timely satisfy or cause to be satisfied the reporting requirements contained in Treasury Regulations Section 1.367(a)-3(c)(6).

(b) Each of Parent and the Company shall use commercially reasonable efforts to obtain the Tax opinions described in Section 6.1(g) (collectively, the “Tax Opinions”). Officers of Parent, Merger Sub and the Company shall use commercially reasonable efforts to deliver to Wilson Sonsini Goodrich & Rosati, Professional Corporation, U.S. counsel to Parent, and Jones Day, counsel to the Company, representation letters in a form reasonably acceptable to each of Parent and the Company at such time or times as may be reasonably requested by such law firms, including the effective date of the Form F-4 Registration Statement and the Effective Time, except that neither Parent nor the Company shall be obligated to deliver such letters if the proposed statements and representations set forth therein are not true, correct and complete in all material respects at such time. Each of Parent and the Company shall use commercially reasonable efforts to (i) notify the other party, counsel to Parent and counsel to the Company if Parent or the Company (as applicable) becomes aware of any facts that would make any of the representations set forth in its letter untrue at the Effective Time or at the time of the filing of the Form F-4 Registration Statement and (ii) promptly provide to the other party, counsel to Parent, and counsel to the Company a revised form of letter that reflects such updated facts.

Section 5.15 Public Announcements. Subject to Section 5.4(f), Parent and the Company shall consult with each other, and take into account the reasonable comments of the other, before issuing any press release or otherwise making any public statements about this Agreement or any of the transactions contemplated by this Agreement. Neither Parent nor the Company shall issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Laws or the requirements of The NASDAQ Stock Market, the London Stock Exchange or the Financial Services Authority, in which case that party shall use commercially reasonable efforts to consult with the other party, and take into account the reasonable comments of the other party, before issuing any such release or making any such public statement.

Section 5.16 Establishment of ADR Facility; Stock Exchange Listings.

(a) Parent shall cause a sponsored American depositary receipt (“ADR”) facility (the “ADR Facility”) to be established with JPMorgan Chase Bank, N.A. (the “Depositary Bank”) for the purpose of issuing the ADSs, including specifically and without limitation entering into a customary deposit agreement (the “Deposit Agreement”) with the Depositary Bank establishing the ADR Facility, to be effective as of the Effective Time, and filing with the SEC the Form F-6 Registration Statement. Parent shall consider in good faith the comments of the Company on the Deposit Agreement, and the Deposit Agreement shall be subject to the approval of the Company, such approval not to be unreasonably withheld. In any event, subject to the prior sentence and applicable Laws, the Deposit Agreement shall (A) provide (i) that each ADS under the ADR Facility shall represent and be exchangeable for four Parent Ordinary Shares, (ii) for customary provisions for the voting by the Depositary Bank of such Parent Ordinary Shares as instructed by the holders of the ADSs, (iii) for the issuance, at the request of a holder, of either certificated or uncertificated ADRs, (iv) subject to the limitations provided for in General Instruction I.A.1 of SEC Form F-6, that holders of ADSs shall have the right at any time to exchange their ADSs for the underlying Parent Ordinary Shares and (v) that the Parent Ordinary Shares deposited by Parent with the Custodian for the ADR Facility shall be held by the Custodian for the benefit of the Depositary Bank, (B) require the Depositary Bank to forward voting instructions and other shareholder communications (including notices, reports and proxy solicitation materials) to the registered holders of ADSs promptly following its receipt of such materials, (C) include customary provisions for the distribution to holders of ADSs of dividends, other distributions or the rights to participate in any rights offerings in each case received by the Custodian from Parent (or in certain cases the US dollars available to the Depositary from the net proceeds of the sale of the foregoing), and (D) not permit (x) except as required by applicable Law, any amendment that prejudices any substantial right of ADS holders without giving at least 30 days’ notice to the holders of the outstanding ADSs, or (y) any termination by Parent or the Depositary Bank on less than 30 days’ written notice to ADS holders. The Deposit Agreement shall not provide for (i) a right of Parent to withdraw Parent Ordinary Shares from the custody account maintained by the Custodian or (ii) fees to be imposed by the Depositary upon holders of ADSs in connection with the sale or transfer of such ADSs on the NASDAQ Stock Market. The material terms of the Deposit Agreement and the ADSs shall be described in the Proxy Statement/Prospectus. At or prior to the Effective Time, Parent shall cause the Depositary Bank to issue a number of ADSs sufficient to constitute the non-cash portion of the Merger Consideration. The holders of ADSs shall not be liable for any UK stamp duty reserve tax arising (i) on the issuance of ADSs by the Depositary in connection with the Merger, or (ii) under applicable Law in effect on the date of this Agreement, on any subsequent sale or transfer of such ADSs by such holders on the NASDAQ Stock Market. The Company shall use commercially reasonable efforts to cause the ADSs to be eligible for settlement through the Depository Trust Company.

(b) Parent shall use its commercially reasonable efforts to cause the ADSs to be issued in the Merger to be approved for listing (subject to official notice of issuance) on The NASDAQ Stock Market as promptly as practicable after the establishment of the ADR Facility.

(c) Parent shall use its commercially reasonable efforts to cause the Parent Ordinary Shares underlying the ADSs to be issued in the Merger to be approved for admission to the Official List of the UKLA and to trading on the London Stock Exchange’s main market for listed securities prior to the Effective Time including, specifically and without limitation, supplying all such information, giving all such undertakings, executing all such documents, paying all such fees and doing or procuring to be done all such things as may be necessary or required by the UKLA or the London Stock Exchange for the purposes of obtaining such approval. The Parent shall, on or prior to Closing, procure the waiver of any cancellation of the admission of the Parent Ordinary Shares to the Official List of the UKLA pursuant to the Listing Rules as a result of the Merger or procure that, with effect from the Effective Time, all such shares (including the Parent Ordinary Shares to be issued pursuant to the Merger) shall be admitted or readmitted, as applicable, to the Official List of the UKLA.

(d) The parties to this Agreement shall use their commercially reasonable efforts to cause the Company Common Stock to be de-listed from The NASDAQ Stock Market and de-registered under the Exchange Act as promptly as practicable following the Effective Time.

Section 5.17 Fees, Costs and Expenses. Whether or not the Merger is consummated, all expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the transactions contemplated by this Agreement (“Expenses”) shall be paid by the party incurring those Expenses, except (a) that Expenses incurred in connection with the filing, printing and mailing of the Proxy Materials and the filing fee under the HSR Act shall be shared equally by Parent and the Company and (b) as otherwise provided in Section 7.5.

Section 5.18 Takeover Statutes. If any Takeover Statute is or becomes applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company and their respective boards of directors shall take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute.

Section 5.19 Defense of Litigation. The Company shall give Parent the opportunity to participate in the defense of any Legal Action against the Company or its Subsidiaries and/or their respective directors and/or officers relating to the transactions contemplated by this Agreement. The Company shall not settle or offer to settle any such Legal Action without the prior written consent of Parent, not to be unreasonably withheld. Subject to Section 5.4(d), the Company shall not substantively cooperate with any Person that may seek to restrain, enjoin, prohibit or otherwise oppose the transactions contemplated by this Agreement, and the Company shall cooperate with Parent and Merger Sub in resisting any such effort to restrain, enjoin, prohibit or otherwise oppose such transactions.

Section 5.20 Maintenance and Prosecution of Intellectual Property by the Company.

(a) The Company shall take all reasonable actions to protect and maintain the Company Intellectual Property Rights, including diligently prosecuting all pending applications for Patents or registration of Trademarks and Copyrights and maintaining each Patent or registration owned by the Company in a manner consistent with past practices. The Company shall make back-ups of all material Software (excluding Off-the Shelf Software) and databases as permitted by Law and shall maintain such Software and databases at a secure off-site location.

(b) The Company shall promptly notify Parent (i) if it knows, or has reasonable grounds to suspect, that any material Company Intellectual Property Rights may become abandoned or dedicated to the public domain, (ii) it has received notice of any adverse determination or development (including the institution of, or any such determination or development in, any proceeding in the United States Patent and Trademark Office (the “U.S. PTO”) or the United States Copyright Office (the “U.S. Copyright Office”) or equivalent office in any other jurisdiction, any court or tribunal in the United States or any political sub-division thereof, or any court or tribunal in any other jurisdiction), other than non-final determinations of the U.S. PTO or the U.S. Copyright Office (or equivalent office in any other jurisdiction), regarding its ownership of any Company Intellectual Property Rights or its right to register the same or to keep, maintain and/or use the same.

(c) The Company shall promptly notify Parent of any material infringement of any Company Intellectual Property Rights of which it becomes aware and shall consult with Parent regarding the actions to take to protect such Company Intellectual Property Rights.

Section 5.21 Maintenance and Prosecution of Intellectual Property by Parent.

(a) Parent shall take all reasonable actions to protect and maintain the Parent Intellectual Property Rights, including diligently prosecuting all pending applications for Patents or registration of Trademarks and Copyrights and maintaining each Patent or registration owned by Parent in a manner consistent with past practice. Parent shall make back-ups of all material Software (excluding Off-the Shelf Software) and databases as permitted by Law and shall maintain such Software and databases at a secure off-site location.

(b) Parent shall promptly notify the Company (i) if it knows, or has reasonable grounds to suspect, that any material Parent Intellectual Property Rights may become abandoned or dedicated to the public domain, (ii) it has received notice of any adverse determination or development (including the institution of, or any such determination or development in, any proceeding in the U.S. PTO or the U.S. Copyright Office or equivalent office in any other jurisdiction, any court or tribunal in the United States or any political sub-division thereof, or any court or tribunal in any other jurisdiction), other than non-final determinations of the U.S. PTO or the U.S. Copyright Office (or equivalent officer in any other jurisdiction), regarding its ownership of any Parent Intellectual Property Rights or its right to register the same or to keep, maintain and/or use the same.

(c) Parent shall promptly notify the Company of any material infringement of any Parent Intellectual Property Rights of which it becomes aware and shall consult with the Company regarding the actions to take to protect such Parent Intellectual Property Rights.

Section 5.22 Tax Matters. During the period from the date of this Agreement to the Effective Time, Parent and the Company shall and shall cause each of their respective Subsidiaries to use commercially reasonable efforts to:

(a) prepare and timely file all material Tax Returns required to be filed by it (or them) on or before the Closing Date (“Post-Signing Returns”) in a manner consistent with past practice, except as otherwise required by applicable Laws;

(b) fully and timely pay all material Taxes shown as due and payable on such Post-Signing Returns that are so filed; and

(c) with respect to the Company and its Subsidiaries, promptly notify Parent of any material Legal Action or audit pending or threatened against the Company or any of its Subsidiaries in respect of any Tax matter and not settle or compromise any such Legal Action or audit without Parent’s prior written consent (not to be unreasonably withheld) and not make or revoke any material Tax election or adopt or change a Tax accounting method without Parent’s prior written consent (not to be unreasonably withheld).

Section 5.23 Third Party Consents. Each of Parent and the Company shall use commercially reasonable efforts to obtain any consents, waivers and approvals under any Company Contracts that may be required in connection with the Merger and the parties shall consult with each other in determining which consents, waivers and approvals should be sought; provided, that the failure to comply with this Section 5.23 shall not be considered a breach of or failure to perform this Agreement.

Section 5.24 Israeli Tax Rulings.

(a) As soon as reasonably practicable after the execution of this Agreement, the Company shall cause its Israeli counsel, in consultation with Parent and its counsel, advisors and/or accountants, to prepare and file with the ITA one or more applications:

(i) confirming that (x) the deposit with the Trustee of the ADSs for Company Options, Company RSUs, and for Company Common Stock obtained upon the exercise of Company Options, which are subject to the statutory holding period under Section 102 of the ITO, will not result in a requirement for an immediate Israeli Tax payment and that the Israeli taxation will be deferred until the completion of such statutory holding period; (y) that the statutory holding period applied with respect to Company Options, Company RSUs, and Company Common Stock subject to Section 102 of the ITO will continue uninterrupted from the original date of grant and will not recommence as a result of the transactions contemplated herein; provided, that (1) the applicable options for ADSs delivered to the holders of Company Common Stock are deposited with the Trustee for duration of the statutory holding period, and (2) the applicable options for ADSs delivered to the holders of Company Options and Company RSUs shall be subject to the longer of (A) the contractual vesting terms that applied to such Company Options and Company RSUs, and (B) the duration of the statutory holding period; and (z) such other ruling or relief as the parties may agree is appropriate to request under the circumstances (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Israeli Options Tax Ruling”); and

(ii) that (A) either: (x) exempts Parent, the Company, the Exchange Agent and their respective agents from any obligation to withhold Israeli Tax at source from any consideration deliverable pursuant to this Agreement, or clarifying that no such obligation exists, or (y) clearly instructs Parent, the Company, the Exchange Agent and their respective agents how such withholding at source is to be performed, and in particular, with respect to the classes or categories of holders or former holders of Company Common Stock from which Tax is to be withheld (if any), and the rate or rates of withholding to be applied (“General Ruling”), and (B) with respect to any stockholder of the Company not covered by the General Ruling, the receipt of ADSs by such stockholder hereunder is entitled to the benefits of Section 104H of the ITO (the “Israeli Withholding Tax Ruling” and together with the Israeli Options Ruling, the “Israeli Tax Rulings”).

(b) The Company shall, and shall instruct its Representatives to, cooperate with Parent, its Israeli counsel and its other Representatives with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Tax Rulings. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Israeli Tax Rulings, as promptly as practicable. Neither the Company nor any of its Representatives shall make any application to, or conduct any negotiation with, the ITA with respect to any matter relating to the subject matter of the Israeli Tax Rulings without prior coordination with Parent or its Representatives, and the Company will enable Parent’s Representatives to participate in all discussions and meetings relating thereto. To the extent that Parent’s Representatives elect not to participate in any meeting or discussion, the Company’s Representatives shall provide Parent with a prompt and full report of the discussions held. In any event, the final text of the Israeli Tax Rulings shall in all circumstances be subject to the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed.

Section 5.25 Israeli Securities Authority Application. As soon as reasonably practicable after the execution of this Agreement, the Parent shall cause its Israeli counsel to prepare and file with the Israeli Securities Authority an application for an exemption from the requirements of the Israeli Securities Law, 5728-1968 concerning the publication of a prospectus in respect of (i) options for ADSs exchanged in connection with the transaction hereunder, pursuant to Section 15D of the Securities Law of Israel, and (ii) ADSs issued to stockholders of the Company in connection with the transaction hereunder (“ISA Approval”). The Company shall cooperate with the Parent in connection with the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain such exemption.

ARTICLE VI

CONDITIONS

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) Company Stockholder Approval. This Agreement shall have been duly adopted by the Requisite Company Vote.

(b) Parent Shareholder Approval. The transactions contemplated by this Agreement shall have been approved by the Requisite Parent Vote.

(c) Listing. The ADSs to be issued in the Merger shall have been approved for listing on The NASDAQ Stock Market, subject to official notice of issuance, and the Parent Ordinary Shares underlying the ADSs issuable to the stockholders of the Company pursuant to this Agreement shall have been admitted to the Official List of the UKLA and to trading on the London Stock Exchange’s main market for listed securities (and such admission shall have become effective subject only to allotment).

(d) Antitrust. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(e) No Injunctions or Restraints. No Governmental Entity has enacted, issued, promulgated, enforced or entered any Laws or Orders (whether temporary, preliminary or permanent) that (i) restrain, enjoin or otherwise prohibit consummation of the Merger or (ii) relates to the transactions contemplated hereby and would reasonably be expected to have a Parent Material Adverse Effect or a Company Material Adverse Effect after giving effect to the Merger. No Governmental Entity shall have instituted any proceeding seeking any such Laws or Orders.

(f) Form F-4 Registration Statement. The Form F-4 Registration Statement and the Form F-6 Registration Statement shall have become effective under the Securities Act and the Form 8-A Registration Statement shall have become effective under the Exchange Act, no stop order suspending the effectiveness of the Form F-4 Registration Statement, the Form F-6 Registration Statement or the Form 8-A Registration Statement shall have been issued, and no proceedings for that purpose has been initiated or be threatened by the SEC and not concluded or withdrawn.

(g) Tax Opinions. Parent shall have received an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and the Company shall have received an opinion of Jones Day each dated the Effective Date and each to the effect that, for U.S. federal income tax purposes, (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) no gain will be recognized by stockholders of the Company upon the exchange of Company Common Stock for ADSs in the Merger (other than a Company stockholder who is a “five-percent transferee shareholder” within the meaning of the rules under Treasury Regulations Section 1.367(a)-3(c) and who does not file the agreement described in Treasury Regulations 1.367(a)-3(c)(l)(iii)(B)). The issuance of such opinions shall be conditioned upon the receipt by such counsel of customary representation letters from each of Parent, Merger Sub and the Company, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated on the date of such opinion and shall not have been withdrawn or modified in any material respect.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct as though made on and as of the Closing Date (except for representations or warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure of such representations and warranties to be true and correct (without giving effect, except in the case of the first sentence of Section 3.16, to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) No Company Material Adverse Effect. No effect, event, change, occurrence, circumstance or development shall have occurred or exist that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company as to the effect of Section 6.2(a), Section 6.2(b) and Section 6.2(c).

(e) Israeli Approvals. The Company shall have obtained the OCS Approval and the Investment Center Approval.

Section 6.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as though made on and as of the Closing Date (except for representations or warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure of such representations and warranties to be true and correct (without giving effect, except in the case of the first sentence of Section 4.15, to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) No Parent Material Adverse Effect. No effect, event, change, occurrence, circumstance or development shall have occurred or exist that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Officer’s Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent as to the effect of Section 6.3(a), Section 6.3(b) and Section 6.3(c).

(e) ADR Facility. Parent shall have established the ADR Facility in accordance with Section 5.16.

(f) Appointment of Company Appointees. Parent shall have appointed the Company Appointees to the board of directors of Parent, subject to the effectiveness of the Merger.

Section 6.4 Frustration of Closing Conditions. None of the parties to this Agreement may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to fulfill any of its obligations under this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of Parent and the Company.

Section 7.2 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time prior to the Effective Time:

(a) if the Effective Time has not occurred prior to 11:59 p.m. (New York City time) on October 20, 2011 (the “Outside Date”), except that the right to terminate this Agreement under this clause (a) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations has been a principal cause of the failure to consummate the Merger by such date; provided, however, if on the Outside Date the conditions to the Closing set forth in Section 6.1(d) or Section 6.1(f) shall not have been satisfied or waived, then the Outside Date shall be extended for an additional 60 days;

(b) if this Agreement is not adopted by the Requisite Company Vote after a vote thereon at a duly held Company Stockholders Meeting or adjournment or postponement thereof; or

(c) if the transactions contemplated by this Agreement are not approved by the Requisite Parent Vote after a vote thereon at a duly held Parent Shareholders Meeting or adjournment thereof.

Section 7.3 Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time if:

(a)(i) the board of directors of the Company withdraws, modifies, qualifies or amends the Company Board Recommendation in any manner adverse to Parent, (ii) the board of directors of the Company approves, endorses or recommends any Takeover Proposal in respect of the Company, (iii) a tender offer or exchange offer that constitutes a Takeover Proposal in respect of the Company is commenced and the board of directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten Business Days after commencement, or (iv) the Company or its board of directors publicly announce an intention to do any of the foregoing;

(b) the Company breaches any of its covenants in Section 5.4 hereof in any material respect;

(c) a Company Material Adverse Effect occurs following the date hereof;

(d) the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) has not been cured by the Company within 20 Business Days after the Company’s receipt of written notice of such breach from Parent; or

(e) prior to obtaining the Requisite Parent Vote, provided Parent has complied with its obligations under Section 5.4 (including Section 5.4(d)(ii)) in all material respects, in order to enter into a Contract providing for a Superior Proposal, provided that the consideration payable to Parent or Parent’s stockholders pursuant to such Superior Proposal consists solely of cash, and provided, further, that the terms of such Superior Proposal require Parent to terminate this Agreement as a condition to consummation of such Superior Proposal.

Section 7.4 Termination by the Company. This Agreement may be terminated by the Company:

(a) if (i) the board of directors of Parent withdraws, modifies, qualifies or amends the Parent Board Recommendation in any manner adverse to the Company, (ii) the board of directors of Parent approves, endorses or recommends any Takeover Proposal in respect of Parent, (iii) a tender offer or exchange offer that constitutes a Takeover Proposal in respect of Parent is commenced and the board of directors of Parent fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten Business Days after commencement, or (iv) Parent or its board of directors publicly announce an intention to do any of the foregoing;

(b) if Parent breaches any of its covenants in Section 5.4 hereof in any material respect;

(c) if a Parent Material Adverse Effect occurs following the date hereof;

(d) if Parent breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) has not been cured by Parent within 20 Business Days after Parent’s receipt of written notice of such breach from the Company; or

(e) prior to obtaining the Requisite Company Vote, provided the Company has complied with its obligations under Section 5.4 (including Section 5.4(d)(ii)) in all material respects, in order to enter into a Contract providing for a Superior Proposal, provided that the consideration payable to the Company or the Company’s stockholders pursuant to such Superior Proposal consists solely of cash.

Section 7.5 Effect of Termination.

(a) If this Agreement is terminated pursuant to this Article VII, it shall become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent or representative of such party), except that if such termination results from the intentional (a) failure of any party to perform its obligations or (b) breach by any party of its representations or warranties contained in this Agreement, then such party shall be fully liable for any Liabilities incurred or suffered by the other parties as a result of such intentional failure or breach. The provisions of Section 5.17, Section 7.5 and Article VIII shall survive any termination of this Agreement.

(b) Except as set forth in this Section 7.5, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid in accordance with the provisions of Section 5.17.

(c) The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to (x) with respect to clauses (c)(ii) through (c)(iv), $12,200,000 or (y) with respect to clause (c)(i) below, $18,000,000, in each case subject to any reduction in its payment obligation under Section 7.5(f), if:

(i) this Agreement is terminated by the Company pursuant to Section 7.4(e), such payment to be made before or concurrently with such termination and in the absence of such payment any such purported termination shall be invalid;

(ii)(A) a Takeover Proposal in respect of the Company has been publicly made or proposed to the Company’s stockholders or otherwise publicly announced (whether or not conditional) and not withdrawn, (B) this Agreement is terminated by either Parent or the Company pursuant to Section 7.2(b) and (C) within six months following the date of such termination, the Company or any of its Subsidiaries enters into a Contract providing for the implementation of a Takeover Proposal in respect of the Company (which Takeover Proposal is ultimately consummated) or consummates any Takeover Proposal in respect of the Company, whether or not such Takeover Proposal was the same Takeover Proposal referred to in clause (A), such payment to be made upon the consummation of such Takeover Proposal;

(iii) this Agreement is terminated by Parent pursuant to Section 7.3(a), such payment to be made within two Business Days of such termination, unless at the time of Parent’s termination the Company has the right to terminate this Agreement pursuant to Section 7.4(d), in which case no amount shall be payable pursuant to this Section 7.5(c)(iii); or

(iv) this Agreement is terminated by Parent pursuant to Section 7.3(b), such payment to be made within two Business Days of such termination.

Notwithstanding anything in this Agreement to the contrary, the Company shall not be required to pay to Parent the amount due pursuant to this Section 7.5(c) more than once.

(d) Parent shall pay, or cause to be paid, to the Company by wire transfer of immediately available funds an amount equal to $12,200,000 (subject to any reduction in its payment obligation under Section 7.5(f)) if:

(i) this Agreement is terminated by Parent pursuant to Section 7.3(e), such payment to be made before or concurrently with such termination and in the absence of such payment any such purported termination shall be invalid;

(ii)(A) a Takeover Proposal in respect of Parent has been publicly made or proposed to the Parent’s stockholders or otherwise publicly announced (whether or not conditional) and not withdrawn, (B) this Agreement is terminated by either Parent or the Company pursuant to Section 7.2(c) and (C) within six months following the date of such termination, Parent or any of its Subsidiaries enters into a Contract providing for the implementation of a Takeover Proposal in respect of Parent (which Takeover Proposal is ultimately consummated) or consummates any Takeover Proposal in respect of Parent, whether or not such Takeover Proposal was the same Takeover Proposal referred to in clause (A), such payment to be made upon the consummation of such Takeover Proposal;

(iii) this Agreement is terminated by the Company pursuant to Section 7.4(a), such payment to be made within two Business Days of such termination, unless at the time of the Company’s termination Parent has the right to terminate this Agreement pursuant to Section 7.3(d), in which case no amount shall be payable pursuant to this Section 7.5(d)(iii); or

(iv) this Agreement is terminated by the Company pursuant to Section 7.4(b), such payment to be made within two Business Days of such termination.

Notwithstanding anything in this Agreement to the contrary, Parent shall not be required to pay to the Company the amount due pursuant to this Section 7.5(d) more than once.

(e) The parties hereto acknowledge that (i) the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, the parties would not have entered into this Agreement. Accordingly, if either party fails promptly to pay any amount payable by it pursuant to this Section 7.5, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the payment set forth in this Section 7.5, the non-paying party shall pay to the other party its costs and expenses (including attorneys’ fees, charges and disbursements) in connection with such suit, together with interest on the amount due from each date for payment until the date of such payment at the prime rate of Citibank N.A. in effect on the date such payment was required to be made plus 2 percent.

(f) The parties to this Agreement intend, and shall use all reasonable endeavors to secure, that any amounts payable pursuant to Section 7.5(c) and Section 7.5(d) are not treated for VAT purposes as consideration for a taxable supply. In circumstances where a payment falls to be made in accordance with Section 7.5(c) or Section 7.5(d), if and to the extent that any relevant Tax authority determines that the amount which would otherwise be payable pursuant to Section 7.5(c) or Section 7.5(d) but for the adjustment required pursuant to this section 7.5(f) (each, a “Termination Fee”) is consideration for a taxable supply, that the party paying the Termination Fee (or the representative member of a VAT Group of which that party is a member) is liable to account to a Tax authority for VAT in respect of such supply and all or any part of such VAT is Irrecoverable VAT, then:

(i) the amount payable by such party pursuant to Section 7.5(c) or Section 7.5(d) shall be reduced so that the amount payable, together with any Irrecoverable VAT arising in respect of the supply for which the payment is consideration, is equal to the Termination Fee; and

(ii) to the extent that such party has already paid an amount in respect of the Termination Fee which exceeds the amount described in Section 7.5(f)(i) above, the other party shall repay to such party such amount as will ensure that the aggregate amount paid by such party pursuant to Section 7.5(c) or Section 7.5(d), together with the Irrecoverable VAT mentioned in Section 7.5(f)(i) above and less the repayment mentioned in this Section 7.5(f)(ii), is equal to the Termination Fee.

Section 7.6 Amendment. This Agreement may be amended by the parties to this Agreement at any time prior to the Effective Time, so long as (a) no amendment that requires stockholder or shareholder approval under applicable Laws shall be made without such required approval and (b) such amendment has been duly approved by the board of directors of each of Parent, Merger Sub and the Company. This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement.

Section 7.7 Extension; Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a)  extend the time for the performance of any of the obligations of the other party, (b)  waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or, (c)  subject to applicable Laws, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure or delay of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Interpretation. The table of contents and headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement. Definitions shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references in this Agreement to Articles, Sections and Exhibits shall refer to Articles and Sections of, and Exhibits to, this Agreement unless the context shall require otherwise. The words “include,” “includes” and “including” shall not be limiting and shall be deemed to be followed by the phrase “without limitation.” Unless the context shall require otherwise, any agreements, documents, instruments or Laws defined or referred to in this Agreement shall be deemed to mean or refer to such agreements, documents, instruments or Laws as from time to time amended, modified or supplemented, including (a) in the case of agreements, documents or instruments, by waiver or consent and (b) in the case of Laws, by succession of comparable successor statutes. All references in this Agreement to any particular Law shall be deemed to refer also to any rules and regulations promulgated under that Law. References to a person also refer to its predecessors and permitted successors and assigns. When reference is made in this Agreement to information that has been “made available”, then (a) with respect to information that has been made available to Parent, that shall mean that such information was either (i) included in the Company Public Reports or (ii) included in the Company’s electronic data room no later than 11:59 p.m. (Pacific time), on February 19, 2011, and (b) with respect to information that has been made available to the Company, that shall mean that such information was either (i) included in the Parent Public Reports or (ii) included in Parent’s electronic data room no later than 11:59 p.m. (Pacific time), on February  19, 2011.

Section 8.2 Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement shall survive the Effective Time. This Section 8.2 will not limit any covenant or agreement of the parties to this Agreement that, by its terms, contemplates performance after the Effective Time.

Section 8.3 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the laws that might otherwise govern under applicable principles of conflicts of law.

Section 8.4 Submission to Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America of the District of Delaware), and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America of the District of Delaware), (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America of the District of Delaware), and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America of the District of Delaware), and (iv) waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware). Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.6. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

Section 8.5 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Legal Action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.5.

Section 8.6 Notices. Any notice, request, instruction or other communication under this Agreement shall be in writing and delivered by hand or international courier service, by (other than with respect to the Company) facsimile (with written confirmation of transmission) or by electronic mail, with a copy thereof delivered or sent as provided above:

If to Parent or Merger Sub, to:

Churchill House

Cambridge Business Park

Cowley Road

Cambridge, CB4 0WZ

United Kingdom

Facsimile:	+44 (0)1223 692005
Attention:	Will Gardiner, Chief Financial Officer; and
Adam Dolinko, Senior Vice President and General Counsel
E-mail:	will.gardiner@csr.com; and
Adam.Dolinko@csr.com

with a copy to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

United States of America

Facsimile:	+1 650 493 6811
Attention:	David J. Segre
E-mail:	dsegre@wsgr.com

and:

Slaughter and May

One Bunhill Row

London EC1Y 8YY

United Kingdom

Facsimile:	+44 (0) 20 7090 5000
Attention:	William Underhill
E-mail:	william.underhill@slaughterandmay.com

If to the Company, to:

1390 Kifer Road

Sunnyvale, California 94086

United States of America

Facsimile:	+1 408 523 6501
Attention:	General Counsel
E-mail:	chris.denten@zoran.com

with a copy to:

Jones Day

1755 Embarcadero Road

Palo Alto, California 94303

Facsimile:	+1 650 739 3900
Attention:	Daniel R. Mitz
Christopher J. Hewitt
Timothy Curry
E-mail:	drmitz@jonesday.com
cjhewitt@jonesday.com
tcurry@jonesday.com

or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above. Each such communication shall be effective (a) if delivered by hand or international courier service, when such delivery is made at the address specified in this Section 8.6, (b) if delivered by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 8.6 and appropriate confirmation is received, or (c) if delivered by electronic mail, when transmitted to the e-mail address specified in this Section 8.6 and appropriate confirmation is received.

Section 8.7 Entire Agreement. This Agreement (including the Exhibits to this Agreement), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 8.8 No Third-Party Beneficiaries. Except as provided in Section 5.10, this Agreement is not intended to confer any rights or remedies upon any Person other than the parties to this Agreement.

Section 8.9 Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a)  a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b)  the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 8.10 Rules of Construction. The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.11 Assignment. This Agreement shall not be assignable by operation of law or otherwise, except that Parent may designate, by written notice to the Company, a Subsidiary that is wholly-owned by Parent to be merged with and into the Company in lieu of Merger Sub, in which event all references in this Agreement to Merger Sub shall be deemed references to such Subsidiary, and in that case, all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such Subsidiary as of the date of such designation.

Section 8.12 Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement shall be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity. The exercise by a party to this Agreement of any one remedy shall not preclude the exercise by it of any other remedy.

Section 8.13 Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and neither party shall oppose any motion or other action seeking any such injunction to enforce Section 8.4.

Section 8.14 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, all of which shall be one and the same agreement. This Agreement shall become effective when each party to this Agreement has received counterparts signed by all of the other parties.

Section 8.15 Parent Assurance. Parent agrees to cause Merger Sub to comply with all of its obligations hereunder and shall be fully responsible for any failure of Merger Sub to comply with its obligations hereunder to the same extent as if Parent were directly obligated.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

CSR PLC

By:
Name:
Title:

ZEISS MERGER SUB, INC.

By:
Name:
Title:

ZORAN CORPORATION

By:
Name:
Title:

APPENDIX B—OPINION OF ZORAN’S FINANCIAL ADVISOR

PERSONAL AND CONFIDENTIAL

February 20, 2011

Board of Directors

Zoran Corporation

1390 Kifer Road

Sunnyvale, CA 94086

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than CSR plc (“CSR”) and its affiliates) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Zoran Corporation (the “Company”) of the exchange ratio of 0.4625 American Depositary Shares (“ADS”) (which is equivalent to 1.85 CSR Ordinary Shares (as defined below)), with each ADS representing 4 ordinary shares, par value £0.001 per share (the “CSR Ordinary Shares”), of CSR, to be paid for each Share (the “Exchange Ratio”) pursuant to the Agreement and Plan of Merger, dated as of February 20, 2011 (the “Agreement”), by and among CSR, Zeiss Merger Sub, Inc. (“Merger Sub”), a direct, wholly-owned subsidiary of CSR, and the Company.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, CSR and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We may in the future provide investment banking services to the Company, CSR and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports on Form 10-K of the Company for the five years ended December 31, 2009; annual reports to shareholders of CSR for the five years ended January 1, 2010 and the Annual Report on Form 20-F of CSR for the year ended January 1, 2010; certain other communications from the Company and CSR to their respective stockholders; certain publicly available research analyst reports for the Company and CSR; and certain internal financial analyses and forecasts for the Company and CSR prepared by the Company’s management, as approved for our use by the Company (the “Forecasts”), and certain revenue, cost of goods sold and operating expense synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and CSR regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of their respective companies; reviewed the reported price and trading activity for the Shares and CSR Ordinary Shares; compared certain financial and stock market information for the Company and CSR with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in

B-1

the semiconductor industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us; and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or CSR or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or CSR or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than CSR and its affiliates) of Shares, as of the date hereof, of the Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Exchange Ratio to be paid to the holders (other than CSR and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which the ADS’s or CSR Ordinary Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or CSR or the ability of the Company or CSR to pay its obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of Shares (other than CSR and its affiliates).

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

B-2

APPENDIX C—FORM OF ZORAN VOTING AGREEMENT

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of February 20, 2011 by and between CSR plc, a corporation organized under the laws of the United Kingdom (“Parent”), and the undersigned Stockholder (the “Stockholder”) of Zoran Corporation, a Delaware corporation (the “Company”).

WITNESSETH:

WHEREAS, Parent, Zeiss Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger of even date herewith (as it may be amended from time to time, the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”) with the Company continuing as the surviving corporation of the Merger and pursuant to which all outstanding shares of capital stock of the Company will be converted into the right to receive the consideration set forth in the Merger Agreement (the “Merger Consideration”).

WHEREAS, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of that number of shares of the outstanding capital stock of the Company, and the holder of options to purchase such number of shares of capital stock of the Company, in each case, as set forth on the signature page of this Agreement.

WHEREAS, as a condition and inducement to the willingness of Parent and the Merger Subs to enter into the Merger Agreement, the Stockholder (in the Stockholder’s capacity as such) has agreed to enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1. Certain Definitions. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a) “Expiration Date” shall mean the earliest to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VII thereof, (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (iii) such date and time as the Merger Agreement shall have been validly amended to provide for a decrease in the Merger Consideration and (iv) such date and time as (x) the Company Board Recommendation or the Parent Board Recommendation shall have been withdrawn, modified, qualified or amended, in each case in accordance with the provisions of Section 5.4 of the Merger Agreement, or (y) Parent or the Company, as the case may be, shall have recommended a Takeover Proposal with respect to such party, in each case in accordance with the provisions of Section 5.4 of the Merger Agreement.

(b) “Person” shall mean any individual, corporation, limited liability company, general or limited partnership, trust, unincorporated association or other entity of any kind or nature, or any governmental authority.

(c) “Shares” shall mean (i) all equity securities of the Company (including all shares of Company Common Stock, Company Preferred Stock and all Company Stock Options and other rights to acquire shares of Company Common Stock) owned by the Stockholder as of the date hereof, and (ii) all additional equity securities of the Company (including all additional shares of Company Common Stock, Company Preferred Stock and all additional Company Stock Options, warrants and other rights to acquire shares of Company Common Stock) of which the Stockholder acquires ownership during the period from the date of this Agreement through the Expiration Date (including by way of stock dividend or distribution, split-up, recapitalization, combination, exchange of shares and the like).

(d) “Transfer” A Person shall be deemed to have effected a “Transfer” of a Share if such Person directly or indirectly (i) sells, pledges, encumbers, assigns, grants an option with respect to, transfers, tenders or disposes of such Share or any interest in such Share, or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, assignment of, grant of an option with respect to, transfer, tender of or disposition of such Share or any interest therein.

2. Transfer of Shares.

(a) Transfer Restrictions. The Stockholder shall not Transfer (or cause or permit the Transfer of ) any of the Shares, or enter into any agreement relating thereto, except (i) by selling already-owned Shares either to pay the exercise price upon the exercise of a Company Stock Option or to satisfy the Stockholder’s tax withholding obligation upon the exercise of a Company Stock Option, in each case as permitted by any Company Option Plan, (ii) transferring Shares to Affiliates, immediate family members, a trust established for the benefit of the Stockholder and/or for the benefit of one or more members of the Stockholder’s immediate family or charitable organizations or upon the death of the Stockholder, provided that, as a condition to such Transfer, the recipient agrees to be bound by this Agreement and delivers a Proxy (as defined below) in the form attached hereto as Exhibit A, or (iii) with Parent’s prior written consent. Any Transfer, or purported Transfer, of Shares in breach or violation of this Agreement shall be void and of no force or effect.

(b) Transfer of Voting Rights. The Stockholder shall not deposit (or cause or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares.

3. Agreement to Vote Shares.

(a) At every meeting of the stockholders of the Company, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Company, the Stockholder (in the Stockholder’s capacity as such), to the extent not voted by the Person(s) appointed under the Proxy, shall, or shall cause the holder of record on any applicable record date to, vote all Shares that are then-owned by such Stockholder and entitled to vote or act by written consent:

(i) in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof;

(ii) against approval of any proposal made in opposition to, in competition with, or would result in a breach of, the Merger Agreement or the Merger or any other transactions contemplated by the Merger Agreement; and

(iii) against any of the following actions (other than those actions that relate to the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of or involving the Company or any of its Subsidiaries, (B) any sale, lease or transfer of all or substantially all of the assets of the Company or any of its Subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its Subsidiaries, (D) any material change in the capitalization of the Company or any of its Subsidiaries, or the corporate structure of the Company or any of its Subsidiaries, (E) any Takeover Proposal with respect to the Company, or (F) any other action that is intended, or would reasonably be expected to, materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions contemplated by the Merger Agreement.

The Stockholder shall retain at all times the right to vote its Shares in its sole discretion and without any other limitation on those matters other than those set forth in clauses (i), (ii) and (iii) that are at any time or from time to time presented for consideration to the Company’s stockholders generally.

(b) In the event that a meeting of the stockholders of the Company is held, the Stockholder shall, or shall cause the holder of record of the Shares on any applicable record date to, appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum.

(c) The Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with the terms of this Section 3.

4. Agreement Not to Exercise Appraisal Rights. The Stockholder shall not exercise, and hereby irrevocably and unconditionally waives, any statutory rights (including under Section 262 of the DGCL) to demand appraisal of any Shares that may arise in connection with the Merger. Notwithstanding the foregoing, nothing in this Section 4 shall constitute, or be deemed to constitute, a waiver or release by the Stockholder of any claim or cause of action against Parent or the Merger Subs to the extent arising out of a breach of this Agreement or the Merger Agreement by Parent.

5. Directors and Officers. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict a Stockholder who is a director or officer of the Company from acting in such capacity or fulfilling the obligations of such office, including by voting, in his capacity as a director of the Company, in the Stockholder’s sole discretion on any matter (it being understood that this Agreement shall apply to the Stockholder solely in the Stockholder’s capacity as a Stockholder of the Company), including with respect to Section 5.4 of the Merger Agreement. In this regard, the Stockholder shall not be deemed to make any agreement or understanding in this Agreement in the Stockholder’s capacity as a director or officer of the Company, including with respect to Section 5.4 of the Merger Agreement.

6. Irrevocable Proxy. Concurrently with the execution of this Agreement, the Stockholder shall deliver to Parent a proxy in the form attached hereto as Exhibit A (the “Proxy”), which shall be irrevocable to the fullest extent permissible by law, with respect to the Shares.

7. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent as follows:

(a) Power; Binding Agreement. The Stockholder has full power and authority to execute and deliver this Agreement and the Proxy, to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder, and, assuming this Agreement constitutes a valid and binding obligation of Parent and the Merger Subs, constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally and is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or law).

(b) No Conflicts. None of the execution and delivery by the Stockholder of this Agreement, the performance by the Stockholder of its obligations hereunder or the consummation by the Stockholder of the transactions contemplated hereby will (i) result in a violation or breach of any agreement to which the Stockholder is a party or by which the Stockholder may be bound, including any voting agreement or voting trust, except for violations, breaches or defaults that would not in any material respect impair or adversely effect the ability of the Stockholder to perform its obligations under this Agreement, or (ii) violate any order, writ, injunction, decree, judgment, statute, rule, or regulation applicable to the Stockholder.

(c) Ownership of Shares. The Stockholder (i) is the sole beneficial owner of the shares of Company Common Stock set forth on the signature page of this Agreement, all of which are free and clear of any liens, adverse claims, charges, security interests, pledges or options, proxies, voting trusts or agreements, understandings or agreements, or any other rights or encumbrances whatsoever (“Encumbrances”), (ii) is the sole holder of the Company Stock Options that are exercisable for the number of shares of Company Common Stock set forth on the signature page of this Agreement, all of which Company Stock Options and shares of Company Common Stock issuable upon the exercise of such Company Stock Options are, or in the case of Company Common Stock received upon exercise of an option after the date hereof will be, free and clear of any Encumbrances, and (iii) except as set forth on the signature page to this Agreement, does not own, beneficially or otherwise, any securities of the Company other than the shares of Company Common Stock or Company Stock Options, and shares of Company Common Stock issuable upon the exercise of such Company Stock Options, set forth on the signature page of this Agreement.

(d) Voting Power. The Stockholder has or will have sole voting power with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

(e) No Finder’s Fees. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon arrangements made by or on behalf of the Stockholder in his or her capacity as such.

(f) Reliance by Parent. The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement.

8. Certain Restrictions. The Stockholder shall not, directly or indirectly, take any voluntary action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect in any material respect.

9. Disclosure. The Stockholder shall permit Parent to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent reasonably determines to be necessary or desirable in connection with the Merger and any transactions related to the Merger, the Stockholder’s identity and ownership of Shares and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement.

10. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. Except as provided in this Agreement, all rights, ownership and economic benefits relating to the Shares shall remain vested in and belong to the Stockholder.

11. Further Assurances. Subject to the terms and conditions of this Agreement, upon request of Parent, the Stockholder shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to fulfill such Stockholder’s obligations under this Agreement.

12. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Date, in furtherance of this Agreement, the Stockholder hereby authorizes the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Shares of the Stockholder (and that this Agreement places limits on the voting and transfer of such Shares).

13. Termination. This Agreement and the Proxy, and all rights and obligations of the parties hereunder and thereunder, shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, nothing set forth in this Section 13 or elsewhere in this Agreement shall relieve either party hereto from liability, or otherwise limit the liability of either party hereto, for any intentional breach of this Agreement prior to such termination. This Section 13 and Sections 1, 5, and 14 (as applicable) shall survive any termination of this Agreement.

14. Miscellaneous.

(a) Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which will remain in full force and effect. In the event any Governmental Entity of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith and execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the original intent of the parties hereto with respect to such provision.

(b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties (whether by operation of law or otherwise) without prior written consent of the other.

(c) Amendments; Waiver. This Agreement may be amended by the parties hereto, and the terms and conditions hereof may be waived, only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

(d) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of the Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

(e) Notices. Any notice, request, instruction or other communication under this Agreement shall be in writing and delivered by hand or international courier service, by facsimile (with written confirmation of transmission) or by electronic mail, with a copy thereof delivered or sent as provided below:

If to Parent:

CSR plc

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Facsimile:	+44 (0) 1223 692005
Attention:	Will Gardiner, Chief Financial Officer; and
Adam Dolinko, Senior Vice President and General Counsel
E-mail:	will.gardiner@csr.com; and
Adam.Dolinko@csr.com

with a copy to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Attention: David J. Segre

Telephone No.: (650) 493-9300

Telecopy No.: (650) 493-6811

If to the Stockholder:

c/o Zoran Corporation

1390 Kifer Road

Sunnyvale, California 94086

United States of America

Facsimile:	+1 408 523 6501
Attention:	General Counsel
Email:	chris.denten@zoran.com

with a copy to:

Jones Day

1755 Embarcadero Road

Palo Alto, California 94303

Facsimile:	+1 650 739 3900
Attention:	Daniel R. Mitz Christopher J. Hewitt
Timothy Curry
E-mail:	drmitz@jonesday.com
cjhewitt@jonesday.com
tcurry@jonesday.com

(f) No Waiver. The failure of either party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect of this Agreement at law or in equity, or to insist upon compliance by any other party with its obligation under this Agreement, and any custom or practice of the parties at variance with the terms of this Agreement, shall not constitute a waiver by such party of such party’s right to exercise any such or other right, power or remedy or to demand such compliance.

(g) No Third Party Beneficiaries. This Agreement is not intended to confer and does not confer upon any person other than the parties hereto any rights or remedies hereunder.

(h) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(i) Submission to Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America of the District of Delaware), and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America of the District of Delaware), (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America of the District of Delaware), and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the

United States of America of the District of Delaware), and (iv) waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware). Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 14(e). Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(j) Rules of Construction. The parties hereto hereby waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(k) Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties hereto in respect of the subject matter hereof, and supersede all prior negotiations, agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.

(l) Interpretation.

(i) Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

(ii) The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect or be deemed to affect the meaning or interpretation of this Agreement.

(m) Expenses. All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses.

(n) Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement. This Agreement shall become effective when each party to this Agreement has received counterparts signed by the other party.

(o) No Obligation to Exercise Options or Warrants. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall obligate the Stockholder to exercise any Company Stock Option, warrant or other right to acquire any shares of Company Common Stock.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have executed and caused to be effective this Agreement as of the date first above written.

CSR PLC	STOCKHOLDER

By:	By:

Name:	Name:

Title:

Shares beneficially owned as of the date hereof:

shares of Company Common Stock

shares of Company Common Stock issuable upon exercise of outstanding options

**** VOTING AGREEMENT ****

EXHIBIT A

IRREVOCABLE PROXY

The undersigned Stockholder (the “Stockholder”) of Zoran Corporation, a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoints CSR plc, a corporation organized under the laws of the United Kingdom (“Parent”), acting through any of its Chief Executive Officer, Chief Financial Officer or General Counsel, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or equity securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this Irrevocable Proxy until the Expiration Date (as defined below); provided, however, that such proxy and voting and related rights are expressly limited to the matters discussed in clauses (i) through (iii) in the fourth paragraph of this Irrevocable Proxy. Upon the undersigned’s execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date.

This Irrevocable Proxy is irrevocable to the fullest extent permitted by law, is coupled with an interest and is granted pursuant to that certain Voting Agreement of even date herewith by and between Parent and the undersigned Stockholder (the “Voting Agreement”), and is granted as a condition and inducement to the willingness of Parent, Zeiss Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”) to enter into that certain Agreement and Plan of Merger of even date herewith (as it may be amended from time to time, the “Merger Agreement”), among Parent, Merger Sub and the Company. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”) with the Company continuing as the surviving corporation of the Merger and pursuant to which all outstanding shares of capital stock of the Company will be converted into the right to receive the consideration set forth in the Merger Agreement (the “Merger Consideration”).

As used herein, the term “Expiration Date” shall mean the earliest to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VII thereof, (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (iii) such date and time as the Merger Agreement shall have been validly amended to provide for a decrease in the Merger Consideration and (iv) such date and time as (x) the Company Board Recommendation or the Parent Board Recommendation shall have been withdrawn, modified, qualified or amended, in each case in accordance with the provisions of Section 5.4 of the Merger Agreement, or (y) Parent or the Company, as the case may be, shall have recommended a Takeover Proposal with respect to such party, in each case in accordance with the provisions of Section 5.4 of the Merger Agreement.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of the Company and in every written consent in lieu of such meeting:

(i) in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof;

(ii) against approval of any proposal made in opposition to, in competition with, or would result in a breach of, the Merger Agreement or the Merger or any other transactions contemplated by the Merger Agreement; and

(iii) against any of the following actions (other than those actions that relate to the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of or involving the Company or any of its Subsidiaries, (B) any sale, lease or transfer of all or substantially all of the assets of the Company or any of its Subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its Subsidiaries, (D) any material change in the capitalization of the Company or any of its Subsidiaries, or the corporate structure of the Company or any of its Subsidiaries, (E) any Takeover Proposal with respect to the Company or (F) any other action that is intended, or would reasonably be expected to, materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions contemplated by the Merger Agreement.

The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter. The undersigned Stockholder may vote the Shares in its sole discretion on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and permitted assigns of the undersigned.

This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: February , 2011	STOCKHOLDER

By:

Name:

***** IRREVOCABLE PROXY ****

APPENDIX D—FORM OF CSR VOTING AGREEMENT

THIS AGREEMENT is made February 20, 2011

BETWEEN:

1.	Zoran Corporation, a company incorporated under the laws of Delaware with I.R.S. Employer Identification number
94-2794449 and whose registered office is at 1390 Kifer Road, Sunnyvale, California 94086, United States of America (the “Company”); and

2.	[NAME OF CROMARTY DIRECTOR] (the “Shareholder”), a director of CSR plc, a company incorporated under the laws of England and Wales with registered number 04187346 and whose registered office is at Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ, United Kingdom (the “Parent”).

WHEREAS:

(A)	The Parent, Zeiss Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Parent (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger of even date herewith (as it may be amended from time to time, the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”) with the Company continuing as the surviving corporation of the Merger and pursuant to which all outstanding shares of capital stock of the Company will be converted into the right to receive the consideration set forth in the Merger Agreement (the “Merger Consideration”).

(B)	The Merger Agreement and the completion of the Merger are conditional upon the Company and the Parent obtaining the necessary approval from their respective shareholders in accordance with the laws of Delaware and England and Wales.

(C)	The Shareholder is the beneficial owner of (or is otherwise able to control the exercise of all rights attaching to) the number of ordinary shares in the capital of the Parent as set out on the signature page of this Agreement.

(D)	The Shareholder has agreed to enter into this Agreement in consideration for the Company entering into the Merger Agreement.

WHEREBY IT IS AGREED as follows:

1.	Definitions and Interpretation

1.1	In this Agreement:

“Business Day”	shall mean a day (other than a Saturday or a Sunday) on which banks are open for business (other than solely for trading and settlement in euro) in London;

“Encumbrances”	shall mean all liens, equities, charges, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature;

“Expiration Date”	shall mean the earliest to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VII thereof, (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (iii) such date and time as (x) the Company Board Recommendation or the Parent Board Recommendation shall have been validly withdrawn, modified, qualified or amended, in each case in accordance with the provisions of Section 5.4 of the Merger

Agreement or (y) the Parent or the Company, as the case may be, shall have recommended a Takeover Proposal with respect to such party, in each case in accordance with the provisions of Section 5.4 of the Merger Agreement;

the “Resolution”	shall mean any resolution (whether or not amended and whether put on a show of hands or a poll or by way of written resolution) which is proposed at any general meeting of the Parent (including any adjournment thereof) in relation to the adoption of the Merger Agreement, the Merger or any other actions contemplated by the Merger Agreement;

“Share Option”	shall mean any share option granted to the Shareholder by the Parent (i) as at the date of this Agreement or (ii) during the period from the date of this Agreement to the Expiration Date, including but not limited to the Founders Share Option Plan, the Global Share Option Plan, the Cromarty plc Share Option Plan and the Cromarty Share Award Plan;

“Shares”	shall mean (i) all equity securities of the Parent (including all ordinary shares in the capital of the Parent, all preference shares in the capital of the Parent and all Share Options and other rights to acquire shares of the ordinary shares in the capital of the Parent) owned by the Shareholder as at the date of this Agreement and (ii) all additional equity securities of the Parent (including all additional ordinary shares in the capital of the Parent, all additional preference shares in the capital of the Parent and all additional Share Options, warrants and other rights to acquire ordinary shares in the capital of the Parent) of which the Shareholder acquires ownership during the period from the date of this Agreement to the Expiration Date (including by way of stock dividend or distribution, split-up, recapitalization, combination, exchange of shares and the like); and

“Transfer”

shall mean:

(A)    the sale, transfer, charge, encumbrance, grant of any option over or otherwise disposal of all or any of the Shares or interest in the Shares, or

(B)    entering into any agreement or arrangement or permitting any agreement or arrangement to be entered into or incurring any obligation or permitting any obligation to arise in relation to all or any of the Shares or interest in the Shares.

1.2	All capitalised terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

1.3	In this Agreement, unless otherwise specified:

(A)	references to clauses, sub-clauses, paragraphs and sub-paragraphs are to clauses, sub-clauses, paragraphs and sub-paragraphs of this Agreement;

(B)	a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;

(C)	references to a “person” shall be construed so as to include any individual, firm, company, government, state or agency of a state, local or municipal authority or government body or any joint venture, association or partnership (whether or not having separate legal personality); and

(D)	headings to clauses are for convenience only and do not affect the interpretation of this Agreement.

2.	Transfer of Shares

2.1	Subject to clause 2.2, the Shareholder shall not Transfer (or cause or permit the Transfer of) any of the Shares, or enter into any agreement relating thereto.

2.2	The Shareholder may:

(A)	sell any Shares owned by the Shareholder as at the date of this Agreement to pay the exercise price upon the exercise of a Share Option or to satisfy the Shareholder’s tax withholding obligation upon the exercise of a Share Option, in each case as permitted by any share option plan,

(B)	Transfer any Shares to affiliates, immediate family members, any trust established for the benefit of the Shareholder and/or for the benefit of one or more members of the Shareholder’s immediate family, charitable organisations or upon the death of the Shareholder, provided that the recipient of such Shares agrees to be bound by this Agreement, or

(C)	Transfer any Shares with the Company’s prior written consent.

2.3	The Shareholder shall not enter into any agreement or arrangement or permit any agreement or arrangement to be entered into or incur any obligation or permit any obligation to arise which would or might restrict or impede the Merger or otherwise preclude him from complying with his obligations under clause 3.

3.	Agreement to Vote Shares

3.1	The Shareholder shall exercise or, where applicable, procure the exercise of, all voting rights attaching to the Shares on any resolution (whether or not amended and whether put on a show of hands or a poll) which is proposed at any general meeting of the Parent (including any adjournment thereof) to vote:

(A)	in favour of the Resolution;

(B)	against any proposal made in opposition to or in competition with the Resolution, or which would result in a breach of, the Merger Agreement or the Merger or any other transactions contemplated by the Merger Agreement; and

(C)	against any of the following actions (other than those actions that relate to the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of or involving the Parent or any of its Subsidiaries, (B) any sale, lease or transfer of all or substantially all of the assets of the Parent or any of its Subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Parent or any of its Subsidiaries, (D) any material change in the capitalization of the Parent or any of its Subsidiaries, or the corporate structure of the Parent or any of its Subsidiaries, (E) any Takeover Proposal with respect to the Parent, or (F) any other action that is intended, or would reasonably be expected to, materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions contemplated by the Merger Agreement.

3.2	The Shareholder shall retain at all times the right to vote its Shares in its sole discretion and without any other limitation on those matters other than those set forth in clause 3.1 that are at any time or from time to time presented for consideration to the Parent’s shareholders generally.

3.3	In the event that a meeting of the shareholders of the Parent is held, the Shareholder shall, or shall cause the holder of record of the Shares on any applicable record date to, appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum.

4.	Directors and Officers

4.1	The parties hereto acknowledge and agree that the Shareholder’s obligations hereunder are solely in his capacity as a shareholder of the Parent, and that none of the provisions herein set forth shall be deemed to restrict or limit any fiduciary or other duty the Shareholder may have as a member of the board of directors of the Parent, as an executive officer of the Parent, or as a trustee of any trust, or as a director or officer of any other entity, including with respect to Section 5.4 of the Merger Agreement.

4.2	The Company acknowledges and agrees that no provision of this Agreement shall limit or otherwise restrict the Shareholder with respect to any act or omission that he may undertake or authorise in his capacity as a director or officer of any other entity including without limitation any vote that the Shareholder may make as a director or officer of the Parent with respect to any matter presented to the board of directors of the Parent or any vote that the Shareholder may make as a trustee of any trust or as a director or officer of any entity other than the Parent, including with respect to Section 5.4 of the Merger Agreement.

5.	Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to the Company as follows:

5.1	Power and Binding Agreement

The Shareholder has full power and authority and the right (free from any legal or other restrictions), and will at all times continue to have all relevant power and authority and the right, to enter into and perform his obligations under this Agreement in accordance with its terms. This Agreement has been duly executed and delivered by the Shareholder and, assuming this Agreement constitutes a valid and binding obligation of the Company and the Merger Subs, constitutes a valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganisation, moratorium and other similar laws affecting or relating to creditors’ rights generally and is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or law).

5.2	No Conflicts

None of the execution and delivery by the Shareholder of this Agreement, the performance by the Shareholder of its obligations hereunder or the consummation by the Shareholder of the transactions contemplated hereby will (i) result in a violation or breach of any agreement to which the Shareholder is a party or by which the Shareholder may be bound, including any voting agreement or voting trust, except for violations, breaches or defaults that would not in any material respect impair or adversely effect the ability of the Shareholder to perform its obligations under this Agreement, or (ii) violate any order, writ, injunction, decree, judgment, order, statute, rule, or regulation applicable to the Shareholder.

5.3	Ownership of Shares

The Shareholder is the sole beneficial owner of (or is otherwise able to control the exercise of all rights attaching to, including voting rights and the ability to procure the transfer of) and the registered holder of the number of ordinary shares in the capital of the Parent set forth on the signature page of this Agreement, all of which are free from any Encumbrances. Except as set forth on the signature page to this Agreement, the Shareholder does not own, beneficially or otherwise, any shares or securities of the Parent other than those set forth on the signature page of this Agreement.

5.4	Voting Power

The Shareholder has or will have sole voting power with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights, subject to the terms of this Agreement and the general law.

5.5	Reliance by the Company

The Shareholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement.

6.	Certain Restrictions

The Shareholder shall not, directly or indirectly, take any voluntary action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect in any material respect.

7.	Disclosure

The Shareholder shall permit the Company to publish and disclose in all documents filed with the UK Listing Authority, the London Stock Exchange and the Panel on Takeovers and Mergers, and any press release or other disclosure document that the Company reasonably determines to be necessary or desirable in connection with the Merger and any transactions related to the Merger, the Shareholder’s identity and ownership of Shares and the nature of the Shareholder’s commitments, arrangements and understandings under this Agreement.

8.	No Ownership Interest

Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any securities of the Parent held by the Shareholder. All rights, ownership and economic benefits of and relating to such securities shall remain vested in and belong to the Shareholder and the Company shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any the policies or operations of the Parent or exercise any power or authority to direct any of the Shareholder in the voting of any securities except as specifically provided here.

9.	Further Assurance

The Shareholder shall at his own cost, from time to time upon the Company’s request, do or procure the doing of all acts and/or execute or procure the execution of all documents in a form satisfactory to the Company which the Company may reasonably consider necessary for giving full effect to this Agreement and securing to the Company the full benefit of the rights, powers and remedies conferred upon the Company in this Agreement.

10.	Termination

This Agreement, and all rights and obligations of the parties hereunder, shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, nothing set forth in this clause or elsewhere in this Agreement shall relieve either party hereto from liability, or otherwise limit the liability of either party hereto, for any intentional breach of this Agreement prior to such termination. This clause 10 and clauses 1, 4 and 11 (as applicable) shall survive any termination of this Agreement.

11.	Miscellaneous

11.1	Validity

The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which will remain in full force and effect. In the event any governmental entity of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith and execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the original intent of the parties hereto with respect to such provision.

11.2	Assignment

This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither party shall assign all or any part of the benefit of, or its rights or benefits under, this Agreement without the prior written consent of the other.

11.3	Amendments

This Agreement may be amended by the parties hereto, and the terms and conditions hereof may be waived, only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

11.4	Specific Performance; Injunctive Relief.

The parties hereto acknowledge that the Company shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of the Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to the Company upon any such violation, the Company shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to the Company at law or in equity.

11.5	Notices

Any notice, request, instruction or other communication pursuant to this Agreement shall be in writing and delivered by hand or international courier service, by facsimile (with written confirmation of transmission) or by electronic mail with a copy thereof delivered or sent as provided below:

If to the Company:

1390 Kifer Road

Sunnyvale, California 94086

United States of America

Attention: [—]

Telephone No.: [—]

Telecopy No.: [(        )             -                ]

with a copy to: Jones Day

[—]

Attention: [—]

Telephone No.: [—]

Telecopy No.: [—]

If to the Shareholder:

c/o CSR plc

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Attention: [—]

Telephone No.: [—]

Telecopy No.: [—]

with a copy to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Attention: David J. Segre

Telephone No.: (650) 493-9300

Telecopy No.: (650) 493-6811

and a copy to:

Slaughter and May

One Bunhill Row

London EC1Y 8YY

United Kingdom

Attention: William Underhill

Telephone No.: (44) 020 7090 3060

Each such communication given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

(A)	if delivered personally, on delivery;

(B)	if sent by first class inland post, two clear Business Days after the date of posting;

(C)	if sent by airmail, six clear Business Days after the date of posting; and

(D)	if sent by facsimile or e-mail, when sent.

11.6	No Waiver

The failure of either party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect of this Agreement at law or in equity, or to insist upon compliance by any other party with its obligation under this Agreement, and any custom or practice of the parties at variance with the terms of this Agreement, shall not constitute a waiver by such party of such party’s right to exercise any such or other right, power or remedy or to demand such compliance.

11.7	Third Party Rights

The parties to this Agreement do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

11.8	Governing Law

This Agreement shall be governed by and construed in accordance with English law. Any matter, claim or dispute arising out of or in connection with this Agreement, whether contractual or non-contractual, is to be governed by and determined in accordance with English law.

11.9	Jurisdiction

The parties irrevocably submit to and agree that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this Agreement and its subject matter or formation (including non-contractual disputes or claims).

11.10	Entire Agreement

This Agreement sets forth the entire agreement and understanding between the parties hereto in respect of the subject matter hereof, and supersede all prior negotiations, agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.

11.11	Expenses

All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses.

11.12	Counterparts

This Agreement may be executed in any number of counterparts, and by parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument. This Agreement shall become effective when each party to this Agreement has received counterparts signed by the other party.

11.13	No Obligation to Exercise Options or Warrants

Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall obligate the Shareholder to exercise any Share Options, warrant or other right to acquire any ordinary shares in the capital of the Parent.

IN WITNESS of which this Agreement has been executed on the date which first appears above.

Signed by [the Shareholder]

Executed by Zoran Corporation

Shares beneficially owned by the Shareholder as of the date hereof:

Number of ordinary shares	Number of preferred/other shares	Registered owner	Beneficial owner

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Article 135 of CSR’s articles of association provides:

“135. Indemnity of Directors

To the extent permitted by the Companies Acts, the company may indemnify any director of the company or of any associated company against any liability and may purchase and maintain for any director of the company or of any associated company insurance against any liability. No director of the company or of any associated company shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company. In this article the term ‘director’ shall include any former director.”

Chapter 7 (Directors’ Liabilities) of the Companies Act 2006 provides as follows:

“232. Provisions protecting directors from liability

(1) Any provision that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

(2) Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company, or of an associated company, against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is void, except as permitted by—

(a) section 233 (provision of insurance),

(b) section 234 (qualifying third party indemnity provision), or

(c) section 235 (qualifying pension scheme indemnity provision).

(3) This section applies to any provision, whether contained in a company’s articles or in any contract with the company or otherwise.

(4) Nothing in this section prevents a company’s articles from making such provision as has previously been lawful for dealing with conflicts of interest.

233. Provision of insurance

Section 232(2) (voidness of provisions for indemnifying directors) does not prevent a company from purchasing and maintaining for a director of the company, or of an associated company, insurance against any such liability as is mentioned in that subsection.

234. Qualifying third party indemnity provision

(1) Section 232(2) (voidness of provisions for indemnifying directors) does not apply to qualifying third party indemnity provision.

(2) Third party indemnity provision means provision for indemnity against liability incurred by the director to a person other than the company or an associated company.

Such provision is qualifying third party indemnity provision if the following requirements are met.

(3) The provision must not provide any indemnity against—

(a) any liability of the director to pay—

(i) a fine imposed in criminal proceedings, or

(ii) a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or

(b) any liability incurred by the director—

(i) in defending criminal proceedings in which he is convicted, or

(ii) in defending civil proceedings brought by the company, or an associated company, in which judgment is given against him, or

(iii) in connection with an application for relief (see subsection (6)) in which the court refuses to grant him relief.

(4) The references in subsection (3)(b) to a conviction, judgment or refusal of relief are to the final decision in the proceedings.

(5) For this purpose—

(a) a conviction, judgment or refusal of relief becomes final—

(i) if not appealed against, at the end of the period for bringing an appeal, or

(ii) if appealed against, at the time when the appeal (or any further appeal) is disposed of; and

(b) an appeal is disposed of—

(i) if it is determined and the period for bringing any further appeal has ended, or

(ii) if it is abandoned or otherwise ceases to have effect.

(6) The reference in subsection (3)(b)(iii) to an application for relief is to an application for relief under section 661(3) or (4) (power of court to grant relief in case of acquisition of shares by innocent nominee), or section 1157 (general power of court to grant relief in case of honest and reasonable conduct).

235. Qualifying pension scheme indemnity provision

(1) Section 232(2) (voidness of provisions for indemnifying directors) does not apply to qualifying pension scheme indemnity provision.

(2) Pension scheme indemnity provision means provision indemnifying a director of a company that is a trustee of an occupational pension scheme against liability incurred in connection with the company’s activities as trustee of the scheme.

Such provision is qualifying pension scheme indemnity provision if the following requirements are met.

(3) The provision must not provide any indemnity against—

(a) any liability of the director to pay—

(i) a fine imposed in criminal proceedings, or

(ii) a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or

(b) any liability incurred by the director in defending criminal proceedings in which he is convicted.

(4) The reference in subsection (3)(b) to a conviction is to the final decision in the proceedings.

(5) For this purpose—

(a) a conviction becomes final—

(i) if not appealed against, at the end of the period for bringing an appeal, or

(ii) if appealed against, at the time when the appeal (or any further appeal) is disposed of; and

(b) an appeal is disposed of—

(i) if it is determined and the period for bringing any further appeal has ended, or

(ii) if it is abandoned or otherwise ceases to have effect.

(6) In this section “occupational pension scheme” means an occupational pension scheme as defined in section 150(5) of the Finance Act 2004 (c. 12) that is established under a trust.

Section 1157 of the Companies Act 2006 provides as follows:

“1157. Power of court to grant relief in certain cases

(1) If in proceedings for negligence, default, breach of duty or breach of trust against—

(a) an officer of a company, or

(b) a person employed by a company as auditor (whether he is or is not an officer of the company),

(c) it appears to the court hearing the case that the officer or person is or may be liable but that he acted honestly and reasonably, and that having regard to all the circumstances of the case (including those connected with his appointment) he ought fairly to be excused, the court may relieve him, either wholly or in part, from his liability on such terms as it thinks fit.

(2) If any such officer or person has reason to apprehend that a claim will or might be made against him in respect of negligence, default, breach of duty or breach of trust—

(a) he may apply to the court for relief, and

(b) the court has the same power to relieve him as it would have had if it had been a court before which proceedings against him for negligence, default, breach of duty or breach of trust had been brought.

(3) Where a case to which subsection (1) applies is being tried by a judge with a jury, the judge, after hearing the evidence, may, if he is satisfied that the defendant (in Scotland, the defender) ought in pursuance of that subsection to be relieved either in whole or in part from the liability sought to be enforced against him, withdraw the case from the jury and forthwith direct judgment to be entered for the defendant (in Scotland, grant decree of absolvitor) on such terms as to costs (in Scotland, expenses) or otherwise as the judge may think proper.”

CSR maintains directors’ and officers’ insurance coverage, which, subject to policy terms and limitations is expected to include coverage to reimburse CSR for amounts that it may be required or permitted by law to pay directors or officers of CSR.

CSR has also entered into deeds of indemnity in the form of an individual agreement with each director providing a qualifying third party indemnity in favor of each director to the extent permitted by the U.K. Companies Act 2006 or other applicable law.

Item 21.	Exhibits
(a)	The following exhibits are filed herewith unless otherwise indicated:

Exhibit Number	Exhibit Description	Incorporated by Reference
		Form	Filed by	Filing Date	Exhibit Number
2.1

Agreement and Plan of Merger, dated as of February 20, 2011, by and among Zoran Corporation, Zeiss Merger Sub, Inc., and CSR plc (attached as Appendix A to the proxy statement/prospectus included in this registration statement).

The schedules and other attachments to this exhibit were omitted. CSR agrees to furnish a copy of any omitted schedules or attachments to the SEC upon request.

2.2	Agreement and Plan of Merger, dated as of September 7, 2010, by and between Zoran Corporation, Maple Acquisition Corp. and Microtune, Inc.	8-K	Zoran	September 8, 2010	2.1
3.1	Memorandum of Association of CSR plc	6-K	CSR	January 24, 2011	99.1
3.2	Articles of Association of CSR plc	6-K	CSR	January 24, 2011	99.2
4.1	Form of share certificate of CSR ordinary share	F-4	CSR	May 29, 2009	4.2
4.2‡	Deposit Agreement, dated [ ], 2011, with the JPMorgan Chase Bank, N.A.
5.1	Opinion of Slaughter and May regarding legality of the ordinary shares underlying the CSR ADSs.
8.1	Form of opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation as to certain tax matters.
8.2	Form of opinion of Jones Day as to certain tax matters.
9.1	Form of Zoran Voting Agreement (attached as Appendix C to the proxy statement/prospectus included in this registration statement).
9.2	Form of CSR Voting Agreement (attached as Appendix D to the proxy statement/prospectus included in this registration statement).
10.1#	CSR Global Share Option Plan	F-4	CSR	May 29, 2009	10.1
10.2#	CSR Share Award Plan	F-4	CSR	May 29, 2009	10.2
10.3#	CSR Share Option Plan	F-4	CSR	May 29, 2009	10.3
10.4#	CSR Save As You Earn Option Scheme	F-4	CSR	May 29, 2009	10.4
10.5#	SiRF Technology Holdings, Inc. Amended and Restated 1995 Stock Plan	F-4	CSR	May 29, 2009	10.12
10.6#	Centrality Communications, Inc. 1999 Stock Plan	F-4	CSR	May 29, 2009	10.30
10.7#	TrueSpan Incorporated 2004 Stock Incentive Plan	F-4	CSR	May 29, 2009	10.15
10.8#	SiRF Technology Holdings, Inc. 2004 Stock Incentive Plan	F-4	CSR	May 29, 2009	10.13
10.9#	Amendment to the SiRF 1995 Plan, the Centrality Plan, the TrueSpan Plan and the SiRF 2004 Plan	S-8	CSR	June 26, 2009	10.9
10.10#	CSR Employee Share Purchase Plan Share Option Plan	S-8	CSR	October 1, 2009	10.1

Exhibit Number	Exhibit Description	Incorporated by Reference
		Form	Filed by	Filing Date	Exhibit Number
10.11	XAP Technology Licence and XAP2 Development Agreement by and between Cambridge Consultants Limited and Cambridge Silicon Radio Limited	F-4	CSR	May 29, 2009	10.5
10.12	Know-How and IPR Agreement by and between Cambridge Consultants Limited and Cambridge Silicon Radio Limited	F-4	CSR	May 29, 2009	10.6
10.13	Lease dated September 17, 2001, by and between CSR and Trinity College Cambridge	F-4	CSR	May 29, 2009	10.7
10.14	Lease dated September 29, 2004, by and between CSR and The Crown Estates	F-4	CSR	May 29, 2009	10.8
21.1	List of Subsidiaries of CSR plc	20-F	CSR	March 16, 2011	8
23.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.3	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
23.4	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.5	Consent of Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.6	Consent of Slaughter and May (included in Exhibit 5.1 and incorporated herein by reference)
23.7	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 8.1 and incorporated herein by reference)
23.8	Consent of Jones Day (included in Exhibit 8.2 and incorporated herein by reference)
24.1	Powers of Attorney for CSR plc (included on the signature page to this registration statement)
24.2	Power of Attorney for Proposed Director (included in Exhibit 99.3 and incorporated herein by reference)
99.1	Form of Proxy for Zoran Corporation
99.2	Consent of Goldman, Sachs & Co.
99.3	Consent of Proposed Director

#	Indicates management contract or compensatory plan or arrangement.
‡	To be filed by amendment to this registration statement.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above include information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, the United Kingdom, on April 19, 2011.

CSR plc

By:	/S/ WILL GARDINER
Name:	Will Gardiner
Title:	Chief Financial Officer

Each individual whose signature appears below constitutes and appoints Joep van Beurden and Will Gardiner, and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-4 has been signed by the following persons in the capacities and on the dates indicated.

Name	Title(s)	Date

/s/ RONALD W. MACKINTOSH Ronald W. Mackintosh	Chairman (non-executive) of the Board of Directors	April 19, 2011

/s/ JOEP VAN BEURDEN Joep van Beurden	Chief Executive Officer and Director (Principal Executive Officer)	April 19, 2011

/s/ WILL GARDINER Will Gardiner	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)	April 19, 2011

/s/ CHRISTOPHER LADAS Christopher Ladas	Operations Director (Authorized U.S. Representative)	April 19, 2011

/s/ KANWAR CHADHA Kanwar Chadha	Chief Marketing Officer and Director	April 19, 2011

Anthony Carlisle	Senior Independent Director

/s/ JAMES COLLIER James Collier	Non-Executive Director	April 19, 2011

Sergio Giacoletto-Roggio	Non-Executive Director

Name	Title(s)	Date

Andrew Allner	Non-Executive Director

Teresa Vega	Non-Executive Director